Exhibit 99.2

No securities regulatory authority in Canada or any other jurisdiction has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS OF

ACREAGE HOLDINGS, INC.

TO BE HELD ON

JUNE 19, 2019

Dated as of May 17, 2019

The members of the Board of Directors of Acreage Holdings, Inc.

UNANIMOUSLY recommend that Shareholders vote FOR the Arrangement Resolution

These materials are important and require your immediate attention. They require shareholders of Acreage Holdings, Inc. to make an important decision. If you are in doubt as to how to make such decision, please contact your financial, legal or other professional advisor.

If you have any questions or require assistance, please contact Kingsdale Advisors, the strategic shareholder advisor and proxy solicitation agent for Acreage Holdings, Inc., by telephone at 1-866-229-8651 toll-free in North America (+1-416-867-2272 collect) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

May 17, 2019

Dear Shareholder:

The Board of Directors (the “Acreage Board”) of Acreage Holdings, Inc. (“Acreage”) cordially invites you to attend the special meeting (the “Meeting”) of its shareholders (the “Shareholders”) to be held at 10:00 a.m. (EDT) on June 19, 2019 at the offices of DLA Piper (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 6000, Toronto, Ontario M5X 1E2. At the Meeting, you will be asked to consider and, if deemed advisable, approve a special resolution approving a proposed arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to which, among other things, the Articles of Acreage will be amended to provide Canopy Growth Corporation (“Canopy Growth”) with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding shares in the capital of Acreage (each, an “Acreage Share”), with a requirement to do so upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of the conditions set out in the arrangement agreement entered into between Acreage and Canopy Growth on April 18, 2019, as amended on May 15, 2019 (the “Arrangement Agreement”).

Please complete the enclosed form of proxy and submit it to our transfer agent and registrar, Odyssey Trust Company, as soon as possible but not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement thereof.

Under the terms of the Arrangement Agreement, the Articles of Acreage will be amended to provide Canopy Growth with the Canopy Growth Call Option in exchange for an aggregate payment of US$300 million to Shareholders and certain holders of securities exchangeable for Acreage Shares (as described in the enclosed management information circular (the “Circular”)). It is estimated that each Shareholder will receive approximately US$2.51 - US$2.63 per Class A subordinate voting share (“Subordinate Voting Share”) and an amount in respect of all other classes of Acreage Shares determined on an as converted to Subordinate Voting Share basis, with the amount to be received in respect of each Acreage Share to be adjusted to reflect the total Acreage Shares and the relevant securities exchangeable for Acreage Shares outstanding at the Initial Effective Time (as defined in the Circular), including Acreage Shares that may be issued, including Acreage Shares that may be issued should the closing of previously announced acquisitions be completed, prior to the Initial Effective Time, and assuming that the Arrangement is implemented at the end of June 2019.  Upon the occurrence of the Triggering Event, Canopy Growth is required to exercise the Canopy Growth Call Option and, subject to the satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Subordinate Voting Shares (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) for the payment of 0.5818 of a common share of Canopy Growth (each whole common share, a “Canopy Growth Share”) per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement).

At the date the transaction was announced, the total implied consideration to be received by Shareholders represents a premium of approximately 40% over the 30-day volume-weighted average trading price of the Subordinate Voting Shares on the Canadian Securities Exchange for the period ended April 17, 2019 (being the last trading day prior to announcement of the transaction), based on Canopy Growth’s 30-day volume-weighted average trading price on the NYSE for the period ended April 17, 2019. There can be no guarantee as to the value of a Canopy Growth Share at the time of the Acquisition.

We anticipate several benefits from the proposed Arrangement, including but not limited to (i) affiliation with Canopy Growth, the largest and best-capitalized cannabis player in the world, including access to Canopy Growth’s industry-leading brands, intellectual property and know-how, (ii) complementary operations between Canopy Growth and Acreage, creating the pre-eminent global cannabis company and providing Acreage with international exposure while allowing it to focus on the U.S. cannabis industry, (iii) increased liquidity for Shareholders, and (iv) the ability for  Shareholders to participate in the future growth of the combined company, led by an experienced management team with a proven track record. For additional information with respect to these and other anticipated benefits of the Arrangement, see the section in the Circular entitled “The Arrangement – Reasons for the Arrangement”.

The resolution adopting the Arrangement (the “Arrangement Resolution”) must be approved by at least 66⅔% of the votes cast by the holders of Acreage Shares, voting together as a single class. In addition, the Arrangement Resolution is subject to approval by a simple majority of the votes cast by the holders of Subordinate Voting Shares and Proportionate Voting Shares, voting together as a single class, excluding the votes in respect of Acreage Shares which are owned, held, controlled or directed by Kevin Murphy. See the sections in the Circular entitled “The Arrangement – Required Shareholder Approvals” and “Securities Law Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

INFOR Financial Inc. has delivered an opinion to the special committee of independent directors of Acreage (the “Acreage Special Committee”), which states that, as of the date thereof, and subject to the assumptions, qualifications and limitations set out therein, the Consideration (as defined in the Arrangement Agreement) to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (the “INFOR Financial Opinion”).

Canaccord Genuity Corp. (“Canaccord Genuity”) has delivered an opinion to the Acreage Board, which provides that, as of the date thereof, and subject to the assumptions, qualifications and limitations set out therein, and such other matters as Canaccord Genuity considered relevant, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Canopy Growth and/or its affiliates) (the “Canaccord Genuity Opinion” and, together with the INFOR Financial Opinion, the “Fairness Opinions”). A copy of the INFOR Financial Opinion and the Canaccord Genuity Opinion are included as Appendix “G” and Appendix “H”, respectively, to the Circular. Shareholders are urged to read the Fairness Opinions in their entirety.

Acreage is continually engaged in considering its strategic alternatives, and is focused on creating value for its Shareholders and maintaining a leading position in a growing and competitive industry. This is the basis for the Arrangement Agreement, which among other things, will provide Acreage with immediate access to Canopy Growth’s brands, access to certain research, development and innovation capabilities from the world’s largest cannabis company, and will enable Acreage to leverage Canopy Growth’s extensive operating know-how and experience, both within North America and internationally. Acreage believes that, for the reasons set out in the Circular, among others, the Arrangement will better position Acreage for long-term growth and success in the world’s largest cannabis market.

After careful consideration of a number of alternatives and factors, consultations with its financial advisor and legal advisors and receipt of the Fairness Opinions and of the recommendation from the Acreage Special Committee, the members of the Acreage Board unanimously (with the exception of Kevin Murphy, who declared his interest in the Arrangement and abstained from voting in respect thereof) determined that the Arrangement is in the best interests of Acreage and recommend that Shareholders vote FOR the Arrangement Resolution.

Your vote is important regardless of the number of Acreage Shares you own. All Shareholders are encouraged to take the time to complete, sign, date and return the applicable form of proxy in accordance with the instructions set out therein and in the accompanying Circular so that your Acreage Shares can be voted at the Meeting in accordance with your instructions. If you are a non-registered Shareholder and hold your Acreage Shares through a broker, custodian, nominee or other intermediary, please follow their instructions.

While certain matters, such as the timing of the receipt of court approval and the satisfaction of certain other conditions, are beyond the control of Acreage, if the requisite approvals are obtained from Shareholders, it is anticipated that the Arrangement will be completed at the end of June 2019.

If you have any questions regarding the submission of your proxy, please contact Odyssey Trust Company, at its North American toll-free number: 1-888-290-1175 or Kingsdale Advisors, the strategic advisor and the proxy solicitation agent for Acreage, by telephone at 1-866-229-8651 toll-free in North America (+1-416-867-2272 collect) or by e-mail at contactus@kingsdaleadvisors.com.

On behalf of Acreage, I would like to thank all Shareholders for your ongoing support as we prepare to take part in this important event in the history of Acreage.

Yours very truly,

(Signed) “Kevin P. Murphy”
Kevin P. Murphy Chairman and Chief Executive Officer

ACREAGE HOLDINGS, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Subordinate Shareholders”) of Class A subordinate voting shares (the “Subordinate Voting Shares”), the holders (the “Proportionate Shareholders”) of Class B proportionate voting shares (the “Proportionate Voting Shares”) and the holders (the “Multiple Shareholders” and, together with the Subordinate Shareholders and the Proportionate Shareholders, the “Shareholders”) of Class C multiple voting shares (the “Multiple Voting Shares”, and together with the Subordinate Voting Shares and the Proportionate Voting Shares, the “Acreage Shares”) of Acreage Holdings, Inc. (the “Company”) will be held at the offices of DLA Piper (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 6000, Toronto, Ontario M5X 1E2, on June 19, 2019 at 10:00 a.m. (EDT) for the following purposes:

1.	to consider pursuant to an interim order of the Supreme Court of British Columbia dated May 17, 2019 (the “Interim Order”) and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “B” to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (“BCBCA”) whereby, among other things, upon receipt of a final order of the Supreme Court of British Columbia approving the Arrangement and the satisfaction or waiver of all other conditions to the implementation of the Arrangement:

(i)	the Articles of the Company will be amended to, among other things, provide Canopy Growth Corporation (“Canopy Growth”) with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding Acreage Shares, subject to certain conditions more particularly described in the accompanying Circular, which Canopy Growth Call Option shall be deemed to be exercised in certain instances;

(ii)	Shareholders and certain other securityholders will receive an aggregate total payment of US$300 million (the “Aggregate Option Premium”) in respect of the grant of the Canopy Growth Call Option;

(iii)	upon the exercise or deemed exercise of the Canopy Growth Call Option, holders of Subordinate Voting Shares (following the mandatory conversion of all of the then outstanding Proportionate Voting Shares and Multiple Voting Shares in accordance with their terms into Subordinate Voting Shares) will receive 0.5818 of a common share in the capital of Canopy Growth (subject to adjustment in accordance with the circumstances described in the Circular) for each such Subordinate Voting Share; and

(iv)	Canopy Growth will acquire all of the issued and outstanding Subordinate Voting Shares not already beneficially owned, directly or indirectly, by Canopy Growth;

2.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Circular, to amend the Company’s omnibus incentive plan (the “Omnibus Incentive Plan”) to increase the total number of Subordinate Voting Shares issuable and reserved for issuance thereunder to 15% of the number of issued and outstanding Subordinate Voting Shares from time to time, on an as converted to Subordinate Voting Shares basis; and

3.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The full text of the plan of arrangement (the “Plan of Arrangement”) implementing the Arrangement and the Interim Order are attached to the Circular as Appendix “C” and Appendix “D”, respectively.

Information relating to the matters to be brought before the Meeting is set forth in the Circular which accompanies this Notice.

The board of directors of the Company (the “Acreage Board”) unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) recommends that Shareholders vote FOR the Arrangement Resolution. It is a condition to the implementation of the Arrangement that the Arrangement Resolution be approved at the Meeting.

The Acreage Board fixed Monday, May 13, 2019, as the record date for the Meeting (the “Record Date”). Shareholders of record at the close of business on the Record Date are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof on the basis of: (i) one vote for each Subordinate Voting Share held; (ii) 40 votes for each Proportionate Voting Share held; and (iii) 3,000 votes for each Multiple Voting Share held. To be effective, the Arrangement Resolution must be approved by: (i) at least 66⅔% of the votes cast by Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (ii) in accordance with Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”), a majority of the votes cast by the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class, excluding the votes cast by any “interested party”, any “related party” of an “interested party” or any “joint actor” (as such terms are defined in MI 61-101) (each, an “Interested Party”). Since all holders of Multiple Voting Shares are Interested Parties, the votes with respect to all of the Multiple Voting Shares will not be considered for purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained. The votes attaching to the Proportionate Voting Shares held by the Interested Parties will also be excluded for the purposes of determining whether “minority approval” has been obtained.

Registered Shareholders may attend the Meeting in person or may be represented by proxy. If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by completing, signing, dating and returning the applicable accompanying form of proxy to Odyssey Trust Company, the transfer agent of the Company. To be valid, completed proxy forms must be signed, dated and deposited with Odyssey Trust Company using one of the following methods:

By Mail or Hand Delivery:	Odyssey Trust Company 323 – 409 Granville Street, Vancouver, BC V6C 1T2
Facsimile:	1.800.517.4553
By Internet:	https://www.shareholderaccountingsoftware.com/odyssey/pxlogin

Proxies must be deposited with Odyssey Trust Company not later than 10:00 a.m. (EDT) on Monday, June 17, 2019, or, if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned or postponed meeting. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

If you are unable to attend the Meeting, we encourage you to complete and return the enclosed form of proxy as soon as possible so that as large a representation as possible may be had at the Meeting. If a Shareholder receives more than one form of proxy because such holder owns Acreage Shares of different classes and/or registered in different names or addresses, each form of proxy must be completed and returned in order to ensure all Acreage Shares are voted.

Registered Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Acreage Shares in accordance with the provisions of the BCBCA as modified by the Plan of Arrangement, the Interim Order and the Final Order, as described in the accompanying Circular under the heading “Dissenting Shareholders’ Rights”. Failure to strictly comply with the requirements with respect to the dissent rights set forth in the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order may result in the loss of any right to dissent. Persons who are beneficial owners of Acreage Shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to dissent must make arrangements for the Acreage Shares beneficially owned by them to be registered in their name prior to the time the written objection to the Arrangement Resolution is required to be received by Acreage or, alternatively, make arrangements for the registered holder of such Acreage Shares to dissent on their behalf.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or other intermediary.

If you have any questions or require assistance, please contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, by telephone at 1-866-229-8651 toll-free in North America (1-416-867-2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

DATED at New York, New York this 17th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Kevin P. Murphy”
Kevin P. Murphy Chairman and Chief Executive Officer

VOTE YOUR PROXY OR VIF TODAY

TO COUNT AT THE MEETING, YOUR FORM OF PROXY MUST BE SUBMITTED IN ACCORDANCE WITH THE INSTRUCTIONS

PROVIDED PRIOR TO 10:00 AM (EST) ON

JUNE 17, 2019.

REGISTERED SHAREHOLDERS

(YOU HOLD A SHARE CERTIFICATE OR A DRS STATEMENT REGISTERED IN YOUR NAME)

VOTING BY INTERNET

Go to https://www.shareholderaccountingsoftware.com/odyssey/pxlogin and follow the voting instructions. You will require a 12-digit Control Number (located on the front of your proxy) to identify yourself.

VOTING BY FAX

To vote by Fax, complete, date and sign your Form of Proxy and fax it to 1.800.517.4553

VOTING BY MAIL OR DELIVERY

Voting by Mail or Delivery
Complete, date and sign your form of proxy and return it to:

CANADIAN NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to **www.proxyvote.com** and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.474.7493 (English) or 1.800.474.7501 (French). You will require a 16-digit Control Number (located on the front of your VIF) to identify yourself.

VOTING BY MAIL OR DELIVERY

Complete, sign and date your VIF and return it in the postage prepaid envelope.

UNITED STATES NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A U.S. BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to **www.proxyvote.com** and follow the voting instructions on the screen. You will require a Control Number (located on the front of your VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.454.8683 then follow the voting instructions on your VIF. You will require a Control Number (located on the front of your VIF) to identify yourself.

VOTING BY MAIL OR DELIVERY

Complete, sign, and date your VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT, THE POTENTIAL ACQUISITION AND THE MEETING

The information contained below is of a summary nature and therefore is not complete. This summary information is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, including the Appendices hereto and the form of proxy, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the “Glossary of Terms” in this Circular.

Q&A ON THE ARRANGEMENT AND THE ACQUISITION

General

Q: What are the Shareholders being asked to vote on?

A: Shareholders are being asked to vote on a special resolution to approve the Plan of Arrangement involving Acreage, the Shareholders and Canopy Growth, which, if implemented, will result in Canopy Growth having the option to purchase all the Acreage Shares, which Canopy Growth will be required to exercise upon the occurrence of the Triggering Event Date.

See “The Arrangement – Required Shareholder Approvals”.

Q: What is the Triggering Event Date?

A: The Triggering Event Date is defined in the Arrangement Agreement to mean the date that United States federal Laws are amended to: (i) permit the general cultivation, distribution and possession of marijuana; or (ii) remove the regulation of such activities from United States federal Laws.

Q: What would constitute the “removal of such activities from the federal Laws of the Unites States”?

A: The removal of marijuana as a Schedule I controlled substance under the Controlled Substances Act, such that it would no longer be a violation of United States federal Law to grow, process, distribute or possess marijuana.

Q: In particular, would rescheduling marijuana as a Schedule II controlled substance under the Controlled Substances Act satisfy the “removal of such activities from the federal Laws of the United States”?

A: Generally speaking, no. A rescheduling of marijuana as a Schedule II controlled substance under the Controlled Substances Act, absent additional federal Law or regulation clarifying such a move, would not permit the general cultivation, distribution and possession of marijuana as federal regulations would need to be further promulgated in connection with the rescheduling and, as a controlled substance (albeit a Schedule II controlled substance), one would still need a prescription for it from a doctor in order to legally obtain the drug under federal Law.

Q: What would constitute a Triggering Event?

A: The Triggering Event would require a change to federal laws in the United States, beyond the mere passing of the STATES Act and the SAFE Banking Act; however, Canopy Growth may waive the requirements necessary to constitute a Triggering Event. Accordingly, if changes in federal law occur but do not satisfy the express definition of the Triggering Event, Canopy Growth has indicated that it intends to waive the Triggering Event, provided that it is federally permissible to do so, it would not violate the policies of the TSX or NYSE or put Canopy Growth offside any obligations or covenants to any third-party, including with respect to its banking relationships in both Canada and the United States.

See “The Arrangement – Description of the Plan of the Arrangement”.

ii

Q: Will the passing of the STATES Act constitute the Triggering Event?

A: No. The passing of the STATES Act will not, in and of itself, constitute the Triggering Event. The Triggering Event would require a change to federal laws in the United States, beyond the mere passing of the STATES Act and the SAFE Banking Act.

See “The Arrangement – Description of the Plan of the Arrangement”.

Q: When will the Arrangement become effective?

A: Subject to obtaining the Final Order as well as the satisfaction of all other conditions precedent, it is anticipated that the Arrangement will be implemented at the end of June 2019. The completion of the Acquisition forming part of the Arrangement will be completed at such time as the conditions, including the Triggering Event, thereto are satisfied or waived as described below and in the Circular.

Q: What will happen if the Arrangement Resolution is not approved or the Arrangement is not implemented for any reason?

A: If the Arrangement Resolution is not approved or the Arrangement is not implemented for any reason, the Arrangement Agreement may be terminated. In certain circumstances, including if Acreage accepts a competing offer that the Acreage Board concludes is superior to the Arrangement, Acreage (and not Shareholders) will be required to pay to Canopy Growth a termination fee of US$150 million. The parties may also be responsible for certain expense reimbursement payments as set out in the Arrangement Agreement. Following the filing of the Arrangement Filings, the Arrangement Agreement cannot be terminated; however, the Canopy Growth Call Option will expire if not exercised prior to the Acquisition Expiry Date and the Acquisition will not be completed.

See “Transaction Documents – The Arrangement Agreement – Termination of the Arrangement Agreement”.

Q: When will Canopy Growth be expected to exercise the Canopy Growth Call Option?

A: The Canopy Growth Call Option expires 90 months (seven and a half years) following the Initial Effective Time. Canopy Growth is contractually obligated to exercise the Canopy Growth Call Option upon the occurrence of the Triggering Event Date.

See “The Arrangement – Description of the Arrangement”, “The Arrangement – Timing for Implementation of the Arrangement”, “Transaction Agreements – The Arrangement Agreement – Conditions for Completion of the Acquisition” and “The Arrangement – Arrangement Mechanics”.

Q: What will happen to Acreage if the Acquisition is completed?

A: If the Acquisition is completed, Canopy Growth will acquire all of the outstanding Acreage Shares and Acreage will become a direct wholly-owned Subsidiary of Canopy Growth. Upon completion of the Acquisition, it is expected that the Subordinate Voting Shares will be de-listed from the CSE and Canopy Growth will apply to have Acreage cease to be a reporting issuer under applicable Securities Laws.

Q: Will the Subordinate Voting Shares continue to trade following the Initial Effective Date?

A: Yes, the Subordinate Voting Shares will continue to trade on the CSE, the OTCQX and the Frankfurt Stock Exchange following the Initial Effective Date. Any Person who acquires Subordinate Voting Shares (whether from a new issuance from treasury or a transfer) following the Initial Effective Date will acquire such Subordinate Voting Shares subject to the terms and conditions of the Plan of Arrangement, including the Canopy Growth Call Option.

iii

Q: How will the Subordinate Voting Shares trade after the Initial Effective Time?

A: Multiple factors affect the price at which shares trade. Apart from the underlying financial and operational performance of Acreage, its share price may be impacted by shareholder and market sentiment influenced by relative performance of competitors, macroeconomic factors and geopolitical events. Accordingly, Shareholders should be aware that after the Initial Effective Time there may be times when the price of the Subordinate Voting Shares does not reflect Acreage’s own performance and may more directly reflect the market’s view of Canopy Growth and the level of confidence that the Acquisition will be completed. At times, Shareholders will benefit from the degree of correlation with the price of the Canopy Growth Shares and at other times the correlation could have a negative impact on the Acreage Shares.

Q: What happens if I acquire Acreage Shares after the Initial Effective Date?

A: Any Person who acquires Acreage Shares after the Initial Effective Date will acquire such shares subject to the terms and conditions of the Plan of Arrangement, including the Canopy Growth Call Option; however, the Per Share Option Premium is only payable to Shareholders (and other eligible securityholders) at the Initial Effective Time.

Q: What will happen to my Convertible Securities upon closing of the Acquisition?

A: All Convertible Securities will be exercisable, convertible or exchangeable for Canopy Growth Shares on the basis of the Exchange Ratio.

See “The Arrangement – Arrangement Mechanics”, “The Arrangement – Treatment of High Street Holders and USCo2 Holders” and “Notice to Securityholders in the United States – Exemption from U.S. Registration”.

Q: Are the Canopy Growth Shares listed on a stock exchange?

A: Yes. Canopy Growth Shares currently trade under the symbol “WEED” on the TSX and the symbol “CGC” on the NYSE.

Q: Who will be the directors and officers of Canopy Growth following completion of the Acquisition?

A: The directors and officers of Canopy Growth at the time of completion of the Acquisition are expected to remain the directors and officers of Canopy Growth following completion of the Acquisition and the Acreage Board is expected to be replaced upon completion of the Acquisition. Members of Acreage’s management may be retained by Canopy Growth following the Acquisition Effective Date pursuant to their existing employment agreements or new employment agreements to be entered into at or prior to the Acquisition Effective Date.

See “Transaction Agreements – The Arrangement Agreement – Board of Directors and Officers”.

Q: Are there any risks I should consider in connection with the Arrangement?

A: Yes. There are a number of risk factors relating to the Arrangement, the Acquisition, and the business and operations of each of Acreage and Canopy Growth, all of which should be carefully considered.

See “Risk Factors”.

Q: Are Shareholders entitled to Dissent Rights?

A: Yes. Under the Interim Order, registered holders of Acreage Shares are entitled to Dissent Rights if the Arrangement Resolution is approved, but only if such Registered Shareholders follow the procedures specified in the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor. Any failure by a Registered Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights.

See “Dissenting Shareholders’ Rights”.

iv

Q: Do Shareholders need to provide a letter of transmittal or take any other steps to receive the Aggregate Option Premium?

A: No. All holders of Acreage Shares as of the Initial Effective Date will be entitled to receive their portion of the Aggregate Option Premium without taking any further action. All holders of securities other than the Acreage Shares will receive instructions from Acreage regarding steps required to be taken by such persons to receive their portion of the Aggregate Option Premium.

Following the receipt of the Canopy Growth Call Option Exercise Notice or the Triggering Event Notice and prior to the completion of the Acquisition, Acreage and Canopy Growth will provide all holders of Acreage Shares with instructions and the forms necessary to receive the Canopy Growth Share Consideration in connection with the closing of the Acquisition.

See “Procedures for the Surrender of Share Certificates and Payment of Consideration”.

Background

Q: Why is now the right time for Acreage and its Shareholders to enter into the proposed Arrangement?

A: In an industry poised for rapid growth, Acreage believes the biggest upside will go to those who are prepared to move first. The Arrangement will provide Acreage with access to brands, capabilities, research and Intellectual Property, which has the potential to accelerate Acreage’s near-term and long-term growth and ultimate success.

Q: What is the process that led to the transaction?

A: The Acreage Board and management explored and executed on strategic opportunities available to Acreage, as a leading United States multi-state operator. Throughout 2018 and 2019, Acreage engaged in exploratory discussions with certain Canadian and United States cannabis companies, including Canadian licensed cannabis producers; however, Acreage’s senior management determined that, other than Canopy Growth, none of the potential Canadian licensed cannabis producer counterparties clearly presented a compelling long-term strategic opportunity.

On February 26, 2019, Mr. Murphy contacted Mr. Bruce Linton, Canopy Growth’s Chairman and Co-Chief Executive Officer, by telephone to express Acreage’s interest in discussing a potential transaction involving Canopy Growth and Acreage. Following this initial discussion, Acreage provided Canopy Growth with a corporate presentation that provided a general overview of Acreage’s business.

Between February 2019 and April 2019, Canopy Growth, Acreage and their respective legal and financial advisors engaged in an extensive and fulsome negotiation process. This included tours of each other’s facilities and negotiations that resulted in Acreage receiving an indicative offer from Canopy Growth. The initial proposal included consideration comprised of a US$300 million up-front cash payment to the Acreage Holders and provided for a fixed exchange ratio of 0.4645 of a Canopy Growth Share for each Subordinate Voting Shares whereas the base exchange ratio under the Arrangement Agreement was finally agreed to at 0.5818 of a Canopy Growth Share for each Subordinate Voting Share (subject to adjustment in accordance with the provisions of the Arrangement Agreement). After an extensive process of due diligence as well as receiving advice (and a fairness opinion) from Canaccord Genuity and the recommendation of the Acreage Special Committee, after receiving an independent fairness opinion from INFOR Financial, the Acreage Board determined that the Arrangement Agreement is in the best interests of Acreage and is fair, from a financial point of view, to Shareholders.

See “The Arrangement – Background to the Arrangement”.

Q: How has Acreage considered strategic alternatives?

A: Since its inception, Acreage has been proactive in exploring and pursuing strategic opportunities to build its leadership position as a U.S. multi-state operator and has executed on a number of strategic and complementary acquisitions. In doing so, Acreage has held numerous discussions with various domestic and international companies in the cannabis, beverage and alcohol industries to assess the alternatives reasonably available to Acreage.

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Q: Has a fairness opinion been provided on the Arrangement?

A: Yes, the Acreage Board received the Canaccord Genuity Opinion and the Acreage Special Committee received the INFOR Financial Opinion, in which Canaccord Genuity and INFOR Financial each provided an opinion to the effect that, as at the date of each such opinion and subject to the assumptions, qualifications and limitations set out therein, and such other matters as Canaccord Genuity and INFOR Financial considered relevant, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The Canaccord Genuity Opinion can be found in Appendix “G” and the INFOR Financial Opinion can be found in Appendix “H” to the Circular.

Q: Does the Acreage Board support the Arrangement?

A: Yes. The Acreage Board has unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) determined, that the Arrangement is in the best interests of Acreage and recommends that Shareholders vote FOR the Arrangement Resolution.

In making its recommendation, the Acreage Special Committee and the Acreage Board considered a number of factors which are described in this Circular under the heading “The Arrangement – Reasons for the Arrangement”, including the Canaccord Genuity Opinion and INFOR Financial Opinion.

See “The Arrangement – Background to the Arrangement”, “The Arrangement – Recommendations of the Acreage Special Committee”, “The Arrangement – Recommendations of the Acreage Board” and “The Arrangement – Reasons for the Arrangement”.

Consideration and Benefits to be Received

Q: What will Shareholders receive as a result of the Arrangement?

A: Under the terms of the Arrangement, Shareholders and other eligible securityholders will receive an up-front cash payment of approximately US$2.51 - US$2.63 per Subordinate Voting Share on a Converted Basis (US$300 million in aggregate) if the Arrangement is approved and implemented at the end of June 2019. The exact amount of the up-front cash payment to be received by a holder of Acreage Shares and eligible securities will be finally determined based on the outstanding  Acreage Shares and eligible securities at the Initial Effective Time and will be impacted by the timing of the completion of the previously announced acquisitions Acreage is pursuing.

Following the exercise of the Canopy Growth Call Option, holders of Acreage Shares will receive 0.5818 of a Canopy Growth Share for every one Subordinate Voting Share held (on a Converted Basis), subject to adjustment in accordance with the terms of the Plan of Arrangement.

See “The Arrangement – Description of the Arrangement”.

Q: Are Shareholders receiving a premium for their Acreage Shares?

A: Shareholders and certain holders of securities exchangeable for Acreage Shares will be entitled to receive the US$300 million up-front cash payment. In addition, if the Acquisition is completed, Shareholders will benefit from any appreciation in the value of the Canopy Growth Shares, and the ultimate value of the Canopy Growth Shares to be received by Shareholders pursuant to the Acquisition will be dependent on the price per  Canopy Growth Share at the time that the Acquisition is completed. For example, below is a range of potential transaction values:

Trading Price of Canopy Growth Shares	Exchange Ratio Component	Option Premium Component(1)	Implied Price per Subordinate Voting Share	Transaction Value(1)(2)
US$45.00	US$26.18	US$2.51	US$28.69	US$3.7121 billion
	US$26.18	US$2.63	US$28.81	US$3.7276 billion
US$50.00	US$29.09	US$2.51	US$31.60	US$4.0885 billion
	US$29.09	US$2.63	US$31.72	US$4.1040 billion
US$55.00	US$32.00	US$2.51	US$34.51	US$4.4648 billion
	US$32.00	US$2.63	US$34.63	US$4.4804 billion
US$60.00	US$34.91	US$2.51	US$37.42	US$4.8412 billion
	US$34.91	US$2.63	US$37.54	US$4.8567 billion
US$65.00	US$37.82	US$2.51	US$40.33	US$5.2176 billion
	US$37.82	US$2.63	US$40.45	US$5.2331 billion

Notes:

(1) Based on the number of issued and outstanding Acreage Shares (converted to Subordinate Voting Shares), High Street Units and USCo2 Shares as at the close of business on May 16, 2019.

(2) Fully diluted basis, based on the number of issued and outstanding Subordinate Voting Shares on a fully diluted and an as converted to Subordinate Voting Share basis as at the close of business on May 16, 2019.

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At the time that the Arrangement Agreement was entered into, the Aggregate Option Premium and the Canopy Growth Share Consideration was valued at approximately US$3.4 billion, on a fully diluted basis using the treasury method and based on an up-front cash payment of US$2.55 per Subordinate Voting Share on a Converted Basis, which represented a premium of approximately 40% over the 30-day volume weighted average trading price of the Subordinate Voting Shares on the CSE ended April 17, 2019, based on the 30-day volume weighted average trading price of the Canopy Growth Shares on the NYSE on April 17, 2019.

See “The Arrangement – Reasons for the Arrangement” and “Risk Factors – Risks Related to the Acquisition – Risks Associated with a Fixed Exchange Ratio”.

Q. Will the Exchange Ratio change prior to the Triggering Event Date?

A: The Exchange Ratio will only be reduced such that Shareholders will receive less of a fraction of Canopy Growth Share for each Subordinate Voting Shares in the event that Acreage breaches certain covenants set out in the Arrangement Agreement with respect to the maximum number of Acreage Shares it may issue during the Acquisition Interim Period, or if Acreage is required to make a Payout.

The Exchange Ratio may be adjusted, in other circumstances, but only to such an extent so as to ensure that Shareholders receive the same economic proportionate ownership interest in Canopy Growth.

Q: What are the strategic benefits Acreage will receive?

A: Acreage is anticipated to receive the following immediate benefits following the approval of the Arrangement: (i) access to Canopy Growth’s industry-leading brands, intellectual property and know-how; (ii) the ability to utilize the deep research, development and innovation capabilities from the world’s largest cannabis company; and (iii) access to Canopy Growth’s extensive operating know-how and experience, developed both within North America and internationally.

See “The Arrangement – Reasons for the Arrangement”.

Approvals

Q: What approvals are required of Shareholders at the Meeting?

A: To be effective, the Arrangement Resolution must be approved by: (i) at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (ii) in accordance with MI 61-101, a majority of the votes cast by the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class, excluding votes cast by any “interested party”, any “related party” of an “interested party” or any “joint actor” (as such terms are defined in MI 61-101).

See “The Arrangement – Required Shareholder Approvals” and “Interests of Certain Persons in the Arrangement”.

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Q: Are there voting agreements or lock-ups?

A: The Acreage Locked-Up Shareholders have entered into Voting and Support Agreements with Canopy Growth pursuant to which the Acreage Locked-Up Shareholders have agreed to vote their Acreage Shares in favour of the Arrangement Resolution.

As of the Record Date, the Acreage Locked-Up Shareholders collectively beneficially owned or exercised control or direction over 62,724 Subordinate Voting Shares, 119,284.51 Proportionate Voting Shares and 168,000 Multiple Voting Shares, representing on a non-diluted basis, approximately 0.11% of the outstanding Subordinate Voting Shares, approximately 16.05% of the outstanding Proportionate Voting Shares and 100% of the outstanding Multiple Voting Shares. The Interested Parties that are Acreage Locked-Up Shareholders own, control or direct none of the outstanding Subordinate Voting Shares, approximately 15.22% of the outstanding Proportionate Voting Shares and 100% of the outstanding Multiple Voting Shares subject to the voting and support agreements. On an aggregate basis, the Interested Parties own, control or direct approximately 86.07% of the outstanding voting rights in the Company.

See “Transaction Agreements – The Voting and Support Agreements”.

Q: What other approvals are required for implementation of the Arrangement?

A: The Canopy Growth Shareholder Resolution must be approved by a majority of the votes cast by Canopy Growth Shareholders represented at the Canopy Growth Meeting, excluding the votes cast in respect of Canopy Growth Shares held by the CBG Group.

In addition, the Arrangement must be approved by the Court. The Court will be asked to make a Final Order approving the Arrangement and to determine that the Arrangement is procedurally and substantively fair and reasonable to the Acreage Holders. Subject to the Shareholders approving the Arrangement Resolution and the Canopy Growth Shareholders approving the Canopy Growth Shareholder Resolution, Acreage anticipates that it will apply to the Court for the Final Order following such approvals.

For a full description of the conditions listed above and the other conditions to the implementation of the Arrangement, see “Transaction Agreements – The Arrangement Agreement – Conditions for Implementation of the Arrangement”.

Q: What other approvals are required for completion of the Acquisition?

A: The Acquisition is dependent on the satisfaction of the Acquisition Regulatory Approvals, which includes approval: (i) under the HSR Act; (ii) by certain of the state cannabis regulatory authorities that govern Acreage’s operations in each state in which it or its managed entities then carry on business; and (iii) by each of the stock exchanges on which the Canopy Growth Shares are listed and posted for trading to permit Canopy Growth to acquire all of the issued and outstanding Acreage Shares and to permit the listing of the Consideration Shares, and any Canopy Growth Shares issuable upon the exercise of Replacement Options, Replacement RSUs and Replacement Compensation Options. In addition, the Acquisition is subject to other regulatory approvals, and the satisfaction or waiver of other closing conditions.

For a full description of the conditions to the consummation of the Acquisition, see “Transaction Agreements – The Arrangement Agreement – Conditions for Completion of the Acquisition”.

Operational Constraints

Q: What operational constraints will be imposed on Acreage by Canopy Growth during the Acquisition Interim Period?

A: During the Acquisition Interim Period, Acreage will, and will cause each of its Subsidiaries to, conduct its and their business only in the ordinary course and in accordance with, in all material respects, all applicable Laws, with the exception of the Controlled Substances Act as it applies to marijuana, and use commercially reasonable efforts to maintain and preserve its and their business. The operations of Acreage during the Acquisition Interim Period will be subject to certain limited operational covenants as described under “Transaction Agreements – The Arrangement Agreement – Covenants – Conduct of Business of Acreage”.

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Q: During the Acquisition Interim Period, what Acreage activities will require Canopy Growth’s approval?

A: During the Acquisition Interim Period, Acreage will be required to obtain Canopy Growth’s approval prior to taking certain actions, including, without limitation, amendments to its constating documents and/or capitalization, distributions on its outstanding securities or otherwise, amendments to its employment, retention and/or compensation arrangements, incurring debt above certain thresholds, or otherwise taking any actions that would be reasonably expected to result in an Acreage Material Adverse Effect. For a full description of the Acreage activities that will require Canopy Growth’s approval during the Acquisition Interim Period, see “Transaction Agreements – The Arrangement Agreement – Covenants”.

Q: During the Acquisition Interim Period, what Acreage activities will require prior notice to Canopy Growth?

A: During the Acquisition Interim Period, Acreage is required to provide Canopy Growth with notice prior to entering into any contract with respect to the disposition of any real property or with respect to any business combination, merger or acquisition of assets, in each case with a value of at least US$20,000,000. In addition, Acreage has agreed to immediately notify Canopy Growth of any material change in relation to Acreage (on a consolidated basis) and provide Canopy Growth with a summary of information and materials provided to the Acreage Board in connection with meetings of the Acreage Board, subject to certain limitations set out in the Arrangement Agreement. For a full description of the Acreage activities that will require prior notice to Canopy Growth during the Acquisition Interim Period, see “Transaction Agreements – The Arrangement Agreement – Covenants”.

Tax Consequences

Q: What are the Canadian federal income tax consequences of the Arrangement?

A: Shareholders who are residents of Canada for the purposes of the Tax Act will be subject to tax under the Tax Act on the capital gain deemed to be realized from the receipt of a portion of the Aggregate Option Premium as consideration for granting the Canopy Growth Call Option. If the Canopy Growth Call Option is exercised, Shareholders who are resident in Canada will no longer be deemed to have disposed of property in the year in which the Canopy Growth Call Option was granted. Instead, the amount of the Aggregate Option Premium received by such Shareholder will be included in its proceeds of disposition from the disposition of the Acreage Shares to Canopy. In such case, a tax election may be available to provide for a full or partial tax-deferred rollover.

Shareholders who are not residents of Canada for the purposes of the Tax Act will not be subject to tax under the Tax Act on the capital gain deemed to be realized from the receipt of a portion of the Aggregate Option Premium as consideration for granting the Canopy Growth Call Option.

For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Shareholder. Shareholders should consult their own tax advisors with respect to their particular circumstances.

Q: What are the United States federal income tax consequences of the Option Premium?

A: Canopy Growth and Acreage intend, for U.S. federal income tax purposes, that the payment of the Option Premium, will be treated as a part of a continuing, open transaction that generally does not result in any immediate income tax consequences to the Shareholders. Therefore, the Option Premium paid by Canopy Growth is not expected to be taxable upon receipt. Instead, the Option Premium will generally be taxable upon (i) the sale or disposition of the Shareholders’ Acreage Shares to a person other than Canopy Growth, (ii) the disposition of such Shareholder’s Acreage Shares in the Acquisition, or (iii) the lapse or termination of the Canopy Growth Call Option expires, whichever occurs first.

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For a summary of certain U.S. federal income tax consequences of the Arrangement, including the payment of the Option Premium, see “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice, Shareholders are urged to consult their own tax advisors with respect to the Arrangement in general and their particular circumstances.

Q: What are the Canadian federal income tax consequences of the Acquisition?

A: Shareholders who are residents of Canada for the purposes of the Tax Act, who have received a portion of the Aggregate Option Premium pursuant to the Arrangement, and who dispose of their Acreage Shares to Canopy Growth pursuant the Acquisition will generally be considered to have realized a capital gain (or capital loss) for the purposes of the Tax Act as a result of the Acquisition unless the Shareholder makes a Joint Tax Election with Canopy Growth following the Acquisition.

Shareholders who are not residents of Canada for the purposes of the Tax Act should generally not be subject to tax under the Tax Act on any capital gain realized in respect of the Acquisition provided that the Acreage Shares are not “taxable Canadian property” to such Non-Canadian Holder for purposes of the Tax Act.

For a summary of certain material Canadian income tax consequences of the Acquisition, see “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Shareholder. Shareholders should consult their own tax advisors with respect to their particular circumstances.

Q: What are the United States federal income tax consequences of the Acquisition?

A: The Acquisition will involve Canopy Growth acquiring all of the Acreage Shares in two steps: first, Canopy Growth will acquire Acreage Shares held by Acreage Non-U.S. Holders in a direct exchange of Acreage Shares for Canopy Growth Shares, and second, Canopy Growth will acquire the remaining Acreage Shares held by Acreage U.S. Holders in the Merger. Canopy Growth and Acreage intend that (i) the Plan of Arrangement and culminating Acquisition shall be treated as a single integrated transaction for U.S. federal income tax purposes, (ii) the Acquisition will qualify as a ”reorganization” within the meaning of Section 368(a)(1)(A) and 368(a)(2)(E) of the Code and the Treasury Regulations promulgated thereunder, each as in effect on the date hereof, and (iii) the Acquisition will not be treated as a taxable transaction pursuant to Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, each as in effect on the date hereof (which assumes that certain factual requirements are met with respect to the ownership, value and operations of Canopy Growth and Acreage, certain five-percent shareholders of Canopy Growth immediately after the Acquisition enter into gain recognition agreements as required by the applicable U.S. Treasury Regulations, and certain reporting requirements are met (collectively the “Section 367 Requirements”)). There is a risk that the Acquisition could fail to qualify as a “reorganization” or not meet the Section 367 Requirements and, accordingly, would be a fully taxable transaction.

Provided that the Acquisition qualifies as a “reorganization” under Section 368(a) of the Code, and the Section 367 Requirements are met, it is expected that a U.S. Holder of Acreage Shares receiving Canopy Growth Shares in exchange for its Acreage Shares pursuant to the Merger will recognize a gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of: (1) the amount by which the sum of the fair market value of the Canopy Growth Shares and the portion of the Option Premium received by such U.S. Holder (reduced by any Option Premium previously included in income) exceeds such U.S. Holder’s tax basis in its Acreage Shares surrendered, and (2) the portion of the Option Premium received by such U.S. Holder of Acreage Shares (reduced by any Option Premium previously included in income).

The rules described above for U.S. Holders should generally also apply to a Non-U.S. Holder that directly exchanges its Acreage Shares for Canopy Growth Shares, except that any such gain recognized by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (i) the gain is “effectively connected” with such Non-U.S. Holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States if that is required by an applicable income tax treaty as a condition for subjecting such person to U.S. taxation on a net income basis, or (ii) the Non-U.S. Holder is an individual, is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

For a summary of certain U.S. federal income tax consequences of the Acquisition see “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Shareholders are urged to consult their own tax advisors with respect to the Acquisition and their particular circumstances.

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Proposed Disposition of Real Estate

Q: Will Acreage’s recent announcement of the potential sale of certain real estate have any impact on the Arrangement or Acreage?

A: Acreage expects that, as a result of the proposed real estate sale transactions, Acreage will sell its owned real property and real property acquired in the future to a real estate investment trust at book value, which is expected to approximate the fair market value of such assets.

The proposed real estate sales will not have an impact on the Arrangement.

Q: What will Acreage use the anticipated sale proceeds for?

Given the restriction imposed on declaring dividends and otherwise making distributions to securityholders provided for in the Arrangement Agreement, none of the real estate sale proceeds will be paid out to Acreage Holders. Acreage expects to use the proceeds from such sales to fund its capital expenditures, mergers and acquisitions activity and for working capital and general corporate purposes.

Continuous Disclosure

Q: Will Acreage keep Shareholders apprised of developments following the Initial Effective Time?

A: Following the Initial Effective Time, Acreage intends to update Shareholders, by press release dissemination and, where applicable, by delivery of prescribed documentation provided for the in the Plan of Arrangement, of the following key milestones: (i) the Triggering Event Date, (ii) the Canopy Growth Call Option Exercise Notice; (iii) the satisfaction of all Acquisition Regulatory Approvals; and (iv) the proposed Acquisition Effective Date. Additionally, Acreage intends to update Shareholders, by press release dissemination, of material developments relating to the Arrangement.

Acreage does not intend to provide Shareholders with periodic or timely disclosure related solely to Canopy Growth except as it relates to the Arrangement.

Questions

Q: Who can help answer my questions?

A: If you have any questions about this Circular or the matters described in this Circular, please contact Kingsdale Advisors or your professional advisor. Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the procedures for voting Acreage Shares, should contact their broker or Kingsdale Advisors by e-mail, or at the telephone number below.

North American Toll Free:	1-866-229-8651
Outside North America Collect:	+1-416-867-2272
By E-mail:	contactus@kingsdaleadvisors.com

Q&A ON PROXY VOTING

Q: Who is entitled to vote on the Arrangement Resolution?

A: The record date for determining the Shareholders entitled to receive notice of and to vote at the Meeting was May 13, 2019. Only Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to vote at the Meeting. Convertible Securities that were not exercised or exchanged for Acreage Shares prior to the Record Date are not permitted to vote on the Arrangement Resolution.

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Q: What if I acquire ownership of Acreage Shares after the Record Date?

A: You will not be entitled to vote Acreage Shares acquired after the Record Date at the Meeting. Only Persons owning Acreage Shares as of the Record Date are entitled to vote at the Meeting. Shareholders will still be able to receive the Option Premium if they hold Acreage Shares as of the close of business on the Initial Effective Date.

Q: What do I need to do now in order to vote on the Arrangement Resolution?

A: You should carefully read and consider the information contained in this Circular. Registered Shareholders should then vote by completing, dating and signing the enclosed form of proxy or, alternatively, over the internet, in each case in accordance with the enclosed instructions.

To vote over the internet Shareholders should go to https://www.shareholderaccountingsoftware.com/odyssey/pxlogin. Shareholders will need to enter the 12-digit control number provided on the form of proxy to identify themselves as shareholders on the voting website.

To be used at the Meeting, the completed proxy form must be deposited at the office of Odyssey Trust Company, 323 – 409 Granville Street, Vancouver, BC V6C 1T2 (Fax: 1.800.517.4553 (toll free within North America)) by mail or fax or the proxy vote is otherwise registered in accordance with the instructions thereon. To be effective, a proxy must be received by Odyssey Trust Company not later than 10:00 a.m. (EDT) on June 17, 2019, or in the case of any postponement or adjournment of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the postponed or adjourned Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you hold your Acreage Shares through an Intermediary, please follow the instructions provided by such Intermediary to ensure that your vote is counted at the Meeting and contact your intermediary for instructions and assistance in delivering the share certificate(s) representing those shares.

See “General Proxy Information”.

Q: Should I send in my proxy now?

A: Yes. Once you have carefully read and considered the information contained in this Circular, to ensure your vote is counted, you need to complete and submit the enclosed form of proxy or, if applicable, provide your Intermediary with voting instructions. You are encouraged to vote well in advance of the proxy cut-off at 10:00 a.m. (EDT) on June 17, 2019 (or if the Meeting is postponed or adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the postponed or adjourned meeting).

Q: What happens if I sign and submit the form of proxy sent to me?

A: Signing and depositing the enclosed form of proxy gives authority to the person(s) designated by management of Acreage on such form to vote your Acreage Shares at the Meeting. If the instructions in a proxy given to Acreage’s management are specified, the Acreage Shares represented by such proxy will be voted for or against in accordance with your instructions on any poll that may be called for. If a choice is not specified, the Acreage Shares represented by a proxy given to Acreage’s management will be voted FOR the approval of the Arrangement Resolution as described in this Circular.

See “General Proxy Information”.

Q: Can I appoint someone other than the person(s) designated by management of Acreage to vote my Acreage Shares?

A: Yes. A Shareholder has the right to appoint a Person (who need not be a Shareholder) to attend and act for him, her or it and on his, her or its behalf at the Meeting other than the Persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired Person in the blank space provided in the form of proxy and striking out the names currently designated in the form.

See “General Proxy Information”.

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Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any postponement or adjournment thereof. As of the date of this Circular, Acreage’s management is not aware of any such amendments or variations, or of other matters to be presented for consideration at the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any postponement or adjournment thereof, the Acreage Shares represented by properly executed proxies given in favour of the Person(s) designated by management of Acreage in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

See “General Proxy Information”.

Q: Can I change my vote after I have voted by proxy?

A: Yes. In addition to revocation in any other manner permitted by Law, a Registered Shareholder executing the enclosed form of proxy has the power to revoke it by depositing an instrument in writing executed by the Shareholder, or his, her or its legal representative authorized in writing or, where the Shareholder is a corporation, by the corporation or a representative of the corporation. To be valid, an instrument of revocation must be received at Acreage’s head office by fax at 212-428-6770, or by mail or by hand at 366 Madison Avenue, 11th Floor, New York, New York 10017 at any time up to and including the last business day preceding the day of the Meeting, or in the case of any postponement or adjournment of the Meeting, the last business day preceding the day of the postponed or adjourned Meeting, or delivered to the Chair of the Meeting on the day fixed for the Meeting, and prior to the start of the Meeting or any postponement or adjournment thereof.

Only Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who hold their Acreage Shares through an Intermediary and who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediary to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

See “General Proxy Information - Revocation of Proxies”.

Q: Who will count the votes?

A: Acreage’s transfer agent, Odyssey Trust Company, will count and tabulate the votes received for the Meeting.

Q: If my Acreage Shares are held by my Intermediary, will they vote my Acreage Shares?

A: If you are a Beneficial Shareholder, your Intermediary will send you a voting instruction form (“VIF”) or proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Acreage Shares at the Meeting on your behalf. You must follow the instructions from your Intermediary to vote. The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge. Broadridge typically mails a VIF to Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to Broadridge (in some cases the completion of the VIF may be by telephone or the internet). Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”. Acreage may utilize the Broadridge QuickVoteTM service to assist Beneficial Shareholders that are NOBOs with voting their Acreage Shares. NOBOs of Acreage may be contacted by Kingsdale Advisors to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of such Acreage Shares to be represented at the Meeting.

An Intermediary will vote the Acreage Shares held by you only if you provide instructions to them on how to vote. Without instructions, those Acreage Shares will not be voted. Beneficial Shareholders should instruct their Intermediaries to vote their Acreage Shares on their behalf by following the directions provided to them by their Intermediaries. Unless your Intermediary gives you its proxy to vote the Acreage Shares at the Meeting, you cannot vote those Acreage Shares owned by you at the Meeting.

See “General Proxy Information - Non-Registered Holders”.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	100

AMENDMENT TO OMNIBUS INCENTIVE PLAN	108

OTHER BUSINESS	109

EXPERTS	109

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	109

INDEBTEDNESS OF DIRECTORS AND OFFICERS	110

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	110

STATEMENT OF RIGHTS	110

ADDITIONAL INFORMATION	110

APPENDIX “A” - GLOSSARY OF TERMS	A-1

APPENDIX “B” - ARRANGEMENT RESOLUTION	B-1

APPENDIX “C” - PLAN OF ARRANGEMENT	C-1

APPENDIX “D” - INTERIM ORDER	D-1

APPENDIX “E” - NOTICE OF HEARING OF PETITION FOR FINAL ORDER	E-1

APPENDIX “F” - DIVISION 2 OF PART 8 OF THE BCBCA	F-1

APPENDIX “G” - CANACCORD GENUITY OPINION	G-1

APPENDIX “H” - INFOR FINANCIAL OPINION	H-1

APPENDIX “I” - INFORMATION CONCERNING CANOPY GROWTH	I-1

APPENDIX “J” - INFORMATION CONCERNING CANOPY GROWTH FOLLOWING COMPLETION OF THE ACQUISITION	J-1

APPENDIX “K” - UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF CANOPY GROWTH	K-1

APPENDIX “L” - COMPARISON OF SHAREHOLDER RIGHTS UNDER THE BCBCA AND CBCA	L-1

ACREAGE HOLDINGS, INC.

CSE: ACRG.U

OTCQX: ACRGF

FSE: 0VZ

INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 19, 2019

PURPOSES OF SOLICITATION

This management information circular (the “Circular”) and accompanying form of proxy are furnished in connection with the solicitation of proxies by the management of Acreage Holdings, Inc. (“Acreage” or the “Company”) for use at the special meeting (the “Meeting”) of holders (the “Subordinate Shareholders”) of Class A subordinate voting shares (the “Subordinate Voting Shares”), the holders (the “Proportionate Shareholders”) of Class B proportionate voting shares (the “Proportionate Voting Shares”) and the holders (the “Multiple Shareholders” and together with the Subordinate Shareholders and the Proportionate Shareholders, the “Shareholders”) of Class C multiple voting shares (the “Multiple Voting Shares”, and together with the Subordinate Voting Shares and the Proportionate Voting Shares, the “Acreage Shares”) of the Company to be held on June 19, 2019 at the offices of DLA Piper (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 6000, Toronto, Ontario M5X 1E2 commencing at 10:00 a.m. (EDT), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of special meeting (the “Notice of Meeting”).

All summaries of, and references to, the Plan of Arrangement, the Arrangement Resolution, the Arrangement Agreement, the Canaccord Genuity Opinion and the INFOR Financial Opinion in this Circular are qualified in their entirety by reference to the complete text of these documents, each of which is either included as an appendix to this Circular or filed under the Company’s profile on SEDAR at www.sedar.com. Shareholders are urged to carefully read the full text of these documents.

GENERAL MATTERS

Defined Terms

In this Circular, unless otherwise indicated or the context otherwise requires, terms defined in Appendix “A” – Glossary of Terms shall have the meanings attributed thereto. Words importing the singular include the plural and vice versa and words importing gender include all genders.

Information Contained in this Circular

The information contained in this Circular, unless otherwise indicated, is given as of May 17, 2019.

No Person has been authorized by the Company to give any information (including any representations) in connection with the matters to be considered at the Meeting other than the information contained in this Circular. This Circular does not constitute an offer to buy, or a solicitation of an offer to acquire, any securities, or a solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or is unlawful. Information contained in this Circular should not be construed as legal, tax or financial advice, and Shareholders should consult their own professional advisors concerning the consequences of the Arrangement and the Acquisition in their own circumstances.

This Circular and the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of such transactions or upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is unlawful.

Information Contained in this Circular Regarding Canopy Growth

Certain information included or incorporated by reference in this Circular pertaining to Canopy Growth, including, but not limited to, information pertaining to Canopy Growth in Appendix “I” – Information Concerning Canopy Growth and Appendix “J” – Information Concerning Canopy Growth following Completion of the Acquisition, has been furnished by Canopy Growth, or is derived from Canopy Growth’s publicly available documents. With respect to this information, the Acreage Board has relied exclusively upon Canopy Growth, without independent verification by the Company. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Canopy Growth to disclose events or information that may affect the completeness or accuracy of such information.

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For further information regarding Canopy Growth, please refer to Canopy Growth’s filings with the securities regulatory authorities which may be obtained under Canopy Growth’s profile on SEDAR at www.sedar.com. See also Appendix “I” – Information Concerning Canopy Growth.

Financial Information

Unless otherwise indicated, all financial information referred to in this Circular was derived from financial statements prepared in accordance with IFRS.

Currency

Acreage publishes their consolidated financial statements in U.S. dollars. Unless otherwise indicated in this Circular, all references to “$”, “US$” or “dollars” set forth in this Circular are to United States dollars and references to “Canadian dollars” and “C$” are to the currency of Canada.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

Year ended December 31
	2018	2017
High	C$1.3642	C$1.3743
Low	C$1.2288	C$1.2128
Average	C$1.2957	C$1.2986
Closing	C$1.3642	C$1.2545

On April 17, 2019, the Business Day immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3332 or C$1.00 = US$0.7501. On May 16, 2019, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$0.7441 or C$1.00 = US$1.3439.

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NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ACQUISITION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The following discussion is only a general overview of certain requirements of U.S. Securities Laws relating to the Arrangement that may be applicable to Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders. Each Acreage securityholder is urged to consult such Person’s professional advisors to determine the U.S. conditions and restrictions applicable to trades in the Canopy Growth Shares issuable pursuant to the Acquisition.

Exemption from U.S. Registration

The Canopy Growth Shares, Replacement Options, Replacement RSUs and Replacement Compensation Options to be issued to Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders, respectively, under the Plan of Arrangement and any other transactions contemplated by the Plan of Arrangement have not been and will not be registered under the U.S. Securities Act, and are being issued in reliance upon the Section 3(a)(10) Exemption and exemptions provided under the applicable state Securities Laws in which Shareholders reside. The Section 3(a)(10) Exemption exempts from registration a security that is issued in exchange for outstanding securities and other property where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all Persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a Governmental Entity expressly authorized by Law to grant such approval. The Court issued the Interim Order on May 17, 2019, and, subject to the approval of the Arrangement by the Shareholders, a hearing for a Final Order approving the Arrangement is currently expected to take place on or about June 21, 2019 in Vancouver, British Columbia. All Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. Accordingly, the Final Order of the Court will, if granted, constitute the basis for the Section 3(a)(10) Exemption with respect to the securities to be issued as consideration for the Acquisition. See “The Arrangement – Court Approval of the Arrangement and Implementation of the Arrangement”.

The Section 3(a)(10) Exemption will not be available for the Canopy Growth Shares that are issuable upon exercise of the Replacement Options and the Replacement Compensation Options and the vesting of the Replacement RSUs. Therefore, the Canopy Growth Shares issuable upon the exercise of the Replacement Options and Replacement Compensation Options and the vesting of the Replacement RSUs will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or following registration under such Laws. Canopy Growth has no present intention to file a registration statement relating to the issuance of Canopy Growth Shares issuable upon exercise of the Replacement Options and Replacement Compensation Options or the Canopy Growth Shares issuable on the vesting of the Replacement RSUs  and no assurance can be made that Canopy Growth will file or have taken effective steps to file, such registration statements in the future.

All of the Canopy Growth Shares to be received by Acreage Holders pursuant to the Acquisition will be freely tradable for purposes of the U.S. Securities Act, except for Canopy Growth Shares received by any Acreage Holder who becomes an “affiliate” (as defined under Rule 144 promulgated by the U.S. Securities Act) of Canopy Growth after completion of the Acquisition and any Person deemed to be an affiliate of Canopy Growth within 90 days before the closing of the Acquisition. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by or are under common control with the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Canopy Growth Shares to be received by Acreage Holders pursuant to the Acquisition who are affiliates may resell such Canopy Growth Shares in accordance with the volume limitations and other requirements of Rule 144 promulgated under the U.S. Securities Act.  The summary presented in this Circular does not cover resales of any Canopy Growth Shares received by any Person upon completion of the Acquisition, and no Person is authorized to make any use of this Circular in connection with any resale.

See “Securities Law Matters – U.S. Securities Laws” and “Regulatory Matters – Stock Exchange Matters”.

Canadian Circular

The solicitation of proxies hereby for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and Securities Laws. Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Information included in this Circular or incorporated by reference herein concerning the business of Canopy Growth has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of United States Securities Laws. As at the date hereof, Canopy Growth and the Company are “foreign private issuers” within the meaning of Rule 3b-4 under the U.S. Exchange Act, although there can be no assurance that Canopy Growth and the Company will remain “foreign private issuers” within the meaning of Rule 3b-4 under the U.S. Exchange Act in the future.

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IFRS Accounting Principles

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differs from United States generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

Tax Matters

This Circular does not address any tax considerations of the Arrangement and/or the Acquisition other than certain Canadian and United States federal income tax considerations to Shareholders. Shareholders resident or subject to tax in any jurisdiction outside of Canada or the United States (“Foreign Tax Jurisdiction”) should be aware that the Arrangement and/or the Acquisition may have tax consequences to such Shareholder in one or more Foreign Tax Jurisdictions. No tax advice or opinion whatsoever is provided in this Circular to Shareholders with respect to tax considerations involving Foreign Tax Jurisdictions. Shareholders that are resident or subject to tax in any Foreign Tax Jurisdiction are urged to consult their own independent tax advisors with respect to the relevant tax implications of the Arrangement and/or the Acquisition and for advice regarding the specific federal, state, local and foreign tax considerations applicable to them, including, without limitation, any associated filing requirements, in such jurisdictions.

See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Enforcement of Civil Liabilities

The enforcement by securityholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Company and Canopy Growth are incorporated or organized outside the United States, that some or all of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets and the assets of said Persons may be located outside the United States. As a result, securityholders in the United States may be unable to effect service of process within the United States upon the Company or Canopy Growth, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal Securities Laws of the United States or any applicable Securities Laws of any state of the United States. In addition, securityholders in the United States should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the federal Securities Laws of the United States or any applicable Securities Laws of any state of the United States; or (ii) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the federal Securities Laws of the United States or any applicable Securities Laws of any state of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated into this Circular by reference contain “forward-looking statements” and ”forward-looking information” within the meaning of applicable Securities Laws (forward-looking statements and forward-looking information being collectively referred to as “forward-looking information”) that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated by reference, as applicable. This forward-looking information includes, but is not limited to, statements and information concerning: the Arrangement, including expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the Arrangement Regulatory Approvals will be satisfied; the Acquisition, including expectations regarding whether the Acquisition will be completed, the principal steps of the Acquisition, including whether the Acquisition Closing Conditions will be satisfied; the anticipated timing for implementation of the Arrangement and completion of the Acquisition; expectations regarding the occurrence of the Triggering Event; the anticipated benefits of the Arrangement and the Acquisition; the likelihood of the Arrangement and the Acquisition being completed; statements made in, and based upon, the Canaccord Genuity Opinion and INFOR Financial Opinion; statements relating to the business, including business prospects and performance, growth potential, market profile future activities and overall strategy of the Company and Canopy Growth after the date of this Circular and prior to both the Initial Effective Time and the Acquisition Effective Time and of Canopy Growth after the Acquisition Effective Time; statements based on the audited financial statements of Acreage or Canopy Growth; expectations regarding the receipt of Acreage Shareholder Approval, Canopy Growth Shareholder Approval and the Final Order; expectations regarding the receipt of all necessary regulatory and third party approvals, including, without limitation, receipt of all Arrangement Regulatory Approvals and Acquisition Regulatory Approvals, and the expiration of all relevant waiting periods; the expected total capitalization of Canopy Growth on a consolidated basis following completion of the Acquisition and the ratio of the Canopy Growth Shares to be held by Shareholders and Canopy Growth Shareholders, respectively, following completion of the Acquisition; expectations regarding the value and nature of the Consideration payable to Shareholders; expectations regarding the amount of the Aggregate Option Premium to be received by Acreage Holders following the Initial Effective Time; expectations regarding the process and timing of delivery of the Aggregate Option Premium to Acreage Holders following the Initial Effective Time; expectations regarding the process and timing of delivery of the Canopy Growth Share Consideration to Shareholders following the Acquisition Effective Time; expectations as to the delivery of the Canopy Growth Share Consideration to the Depositary by Canopy Growth; the expected expenses of Acreage associated with the Arrangement; the expectation that the Consideration Shares issuable in connection with the Acquisition will be listed on the TSX and the NYSE upon the Acquisition Effective Date; the applicability of the Section 3(a)(10) Exemption to the securities issuable under the Plan of Arrangement; the expectation that, subject to applicable Laws, Acreage will have the Subordinate Voting Shares delisted from the CSE following the Acquisition Effective Date; the expectation that, subject to applicable Laws, Acreage will cease to be a reporting issuer under applicable Canadian Securities Laws following the Acquisition Effective Date; expectations regarding the proposed sale of Acreage real estate and the use of proceeds thereof; expectations regarding the effect of any proposed real estate sales on the Arrangement; and other statements that are not historical facts. To the extent any forward-looking information constitutes future-oriented financial information or financial outlook, as those terms are defined under applicable Canadian Securities Laws, such statements are being provided to describe the current anticipated effect of the Arrangement, and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions.

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Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking information. This forward-looking information is based on the beliefs of the Company’s management, as well as on assumptions and other factors, which management believes to be reasonable based on information available at the time such information was given. Such assumptions include, among other things, the satisfaction of the terms and conditions of the Arrangement and the Acquisition, including the approval of the Arrangement and its fairness by the Court, the receipt of the required governmental and regulatory approvals and consents and the occurrence of the Triggering Event Date.

By its nature, forward-looking information, including future-oriented financial information or financial outlook, is based on assumptions and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; the conditions to the implementation of the Arrangement or the Acquisition may not be satisfied; Acreage and Canopy Growth may not receive the requisite approvals of their respective shareholders; required regulatory and third-party approvals necessary to complete the Arrangement and the Acquisition, including, without limitation, receipt of all Arrangement Regulatory Approvals and Acquisition Regulatory Approvals, may not be obtained, or conditions may be imposed in connection with such approvals that will increase the costs associated with or have other negative implications for Canopy Growth on a consolidated basis following completion of the Acquisition; litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Acreage or Canopy Growth; Dissent Rights may be exercised with respect to more than 5% of the Acreage Shares; the Triggering Event may not occur or be waived prior to the Acquisition Expiry Date; the Parties may discover previously undisclosed liabilities following the Initial Effective Date or the Acquisition Effective Date; the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of Canopy Growth and Acreage; the anticipated benefits and value creation from the Arrangement may not be realized, or may not be realized in the expected timeframes; dilution and share price volatility, including a material decrease in the trading price of the Subordinate Voting Shares on the CSE may occur which could result in a failure of the Arrangement on the basis of an Acreage Material Adverse Effect or could be sustained following the Initial Effective Date; there may be competing offers for Acreage which arise as a result of or in connection with the proposed Arrangement; the business of Canopy Growth and Acreage may not be successfully integrated following completion of the Acquisition; loss of key employees and the risk that Canopy Growth may not be able to retain key employees of Canopy Growth or Acreage following completion of the Acquisition; the failure by a party to comply with applicable Laws prior to completion of the Acquisition could subject Canopy Growth to penalties and other adverse consequences following completion of the Acquisition; changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of Laws, policies and practices and political or economic developments in Canada, the United States and other jurisdictions in which Canopy Growth or Acreage carry on business, or may carry on business in the future; general economic conditions; industry conditions; risks relating to cannabis operations in the United States; compliance with extensive government regulation, including obtaining government approvals and the occurrence or waiver of the Triggering Event; currency fluctuations; competition from other industry participants; and stock market volatility. This list is not exhaustive of the factors that may affect any of the forward-looking information contained herein.

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Forward-looking information is information about the future and is inherently uncertain. There can be no assurance that the forward-looking information will prove to be accurate. Actual results could differ materially from those reflected in the forward-looking information as a result of, among other things, the matters set out or incorporated by reference in this Circular generally and economic and business factors, some of which may be beyond the control of the Company. Some of the more important risks and uncertainties that could affect forward-looking information are described further under the heading “Risk Factors”. Additional risks are discussed in the Acreage AIF and the Canopy Growth AIF, copies of which are available under the respective profiles of the Company and Canopy Growth on SEDAR at www.sedar.com, and under the heading “Information Concerning Canopy Growth – Risk Factors” in Appendix “I” to this Circular. The Company expressly disclaims any intention or obligation to update or revise any information contained in this Circular (including forward-looking information) except as required by applicable Laws, and Shareholders should not assume that any lack of update to information contained in this Circular means that there has been no change in that information since the date of this Circular and should not place undue reliance on forward-looking information.

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SUMMARY

The following is a summary of the principal features of the Arrangement and Acquisition and certain other matters and should be read together with the more detailed information contained elsewhere in the Circular, including the appendices hereto. Capitalized terms have the meanings ascribed to such terms in the Glossary of Terms in Appendix “A”. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Meeting and Record Date

The Meeting will be held the offices of DLA Piper (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 6000, Toronto, Ontario M5X 1E2, at 10:00 a.m. (EDT) on June 19, 2019. The Acreage Board fixed the close of business on May 13, 2019 as the Record Date for the determination of the Shareholders entitled to receive notice of, and vote at, the Meeting. Only Shareholders whose names were entered in the register of shareholders as of the close of business on May 13, 2019 will be entitled to receive notice of, and to vote at, the Meeting. The purpose of the Meeting is for Shareholders to consider and vote upon the Arrangement Resolution and the Omnibus Incentive Plan Resolution.

The Acreage Board unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) recommends that Shareholders vote FOR the Arrangement Resolution.

To be effective, the Omnibus Incentive Plan Resolution must be approved by a simple majority of votes cast by Shareholders entitled to vote who are represented in person or by proxy at the Meeting. Unless otherwise directed in properly completed forms of proxy, it is the intention of the individuals named in the enclosed form of proxy to vote FOR the Omnibus Incentive Plan Resolution.

Description of the Arrangement

On April 18, 2019, Canopy Growth and Acreage entered into the Arrangement Agreement, pursuant to which, upon implementation of the Arrangement, the occurrence or waiver of the Triggering Event and the satisfaction or waiver of certain closing conditions, Canopy Growth will acquire all of the issued and outstanding Acreage Shares pursuant to a court-approved arrangement under the BCBCA.

Subject to receipt of the Acreage Shareholder Approval, the Canopy Growth Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, at the Initial Effective Time, Acreage will implement the Arrangement Filings in order to give effect to certain amendments to the Acreage Shares which will provide Canopy Growth with the Canopy Growth Call Option. The Canopy Growth Call Option will give Canopy Growth the option to acquire all of the issued and outstanding Acreage Shares, with a requirement to do so upon a change in federal Laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal Laws of the United States, subject to the satisfaction of certain conditions.

Pursuant to the Arrangement Agreement and the Plan of Arrangement, in exchange for the granting of the Canopy Growth Call Option, at the Initial Effective Time, Acreage Holders will receive the Aggregate Option Premium (estimated to be approximately US$2.51 - US$2.63 per Subordinate Voting Share on a Converted Basis). Upon the occurrence or waiver of the Triggering Event, Canopy Growth will exercise (or be deemed to exercise) the Canopy Growth Call Option and, upon satisfaction or waiver of certain conditions to the Acquisition, acquire all of the issued and outstanding Subordinate Voting Shares (following conversion of all of the then outstanding Proportionate Voting Shares and Multiple Voting Shares in accordance with their terms into Subordinate Voting Shares) for the payment of 0.5818 of a Canopy Growth Share per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Plan of Arrangement).

If completed, the Acquisition will result in Canopy Growth becoming the owner of all of the outstanding Acreage Shares on the Acquisition Effective Date, and Acreage will become a wholly-owned Subsidiary of Canopy Growth and Canopy Growth will continue the operations of Canopy Growth and Acreage on a combined basis. Assuming the conversion of all applicable outstanding securities of Acreage, on the Acquisition Effective Date, existing Acreage Holders would own approximately 12.1% of the outstanding Canopy Growth Shares on a fully diluted basis and existing Canopy Growth Shareholders would own approximately 87.9% of the outstanding Canopy Growth Shares on a fully diluted basis, based on the number of securities of Acreage (on an as converted to Subordinate Voting Share basis) and Canopy Growth issued and outstanding as of the Announcement Date.

See “The Arrangement – Description of the Arrangement” and “Transaction Documents – The Arrangement Agreement”.

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Background to the Arrangement

A summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between Acreage and Canopy Growth and their respective advisors that preceded the execution and public announcement of the Arrangement Agreement are included in this Circular under the heading “The Arrangement – Background to the Arrangement”.

Canaccord Genuity Opinion

Canaccord Genuity was engaged to provide the Canaccord Genuity Opinion to the Acreage Board pursuant to the Canaccord Genuity Engagement Agreement.

The summary of the Canaccord Genuity Opinion in this Circular is qualified in its entirety by, and should be read in conjunction with, the full text of the Canaccord Genuity Opinion attached to this Circular as Appendix “G”. The full text of the Canaccord Genuity Opinion describes, among other things, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Genuity Opinion. Shareholders are encouraged to read the Canaccord Genuity Opinion carefully in its entirety.

Based upon and subject to the assumptions, qualifications and limitations set forth in the Canaccord Genuity Opinion and such other factors as Canaccord Genuity considered relevant, Canaccord Genuity was of the opinion that, as of April 17, 2019, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Canopy Growth and/or its affiliates).

See “The Arrangement – Canaccord Genuity Opinion”.

INFOR Financial Opinion

INFOR Financial was engaged to provide the INFOR Financial Opinion to the Acreage Special Committee pursuant to the INFOR Engagement Agreement.

The summary of the INFOR Financial Opinion in this Circular is qualified in its entirety by, and should be read in conjunction with, the full text of the INFOR Financial Opinion attached to this Circular as Appendix “H”. The full text of the INFOR Financial Opinion describes, among other things, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the INFOR Financial Opinion. Shareholders are encouraged to read the INFOR Financial Opinion carefully in its entirety.

INFOR Financial based its conclusion in the INFOR Financial Opinion upon a number of quantitative and qualitative factors including, but not limited to:

•	the fact that the Consideration implies an offer premium of approximately 40% based on the 30-day volume weighted average prices as of April 17, 2019, the date immediately prior to execution of the Arrangement Agreement. This compares to an average premium of approximately 28% based on 30-day volume weighted average prices for precedent transactions in the cannabis sector that INFOR Financial considered relevant;

•	the Consideration compares favourably with INFOR Financial’s analysis using the historical trading analysis approach;

•	the Consideration compares favourably with INFOR Financial’s analysis of comparable company metrics by applying a range of both enterprise value to revenue and enterprise value to EBITDA multiples to Acreage’s 2019 and 2020 fiscal year estimates. INFOR Financial compared the trading multiples observed for the selected comparable companies with Acreage, taking into account a number of factors including market capitalization, revenue and EBITDA profile, operational footprint and other financial metrics that INFOR Financial considered relevant;

•	the Consideration compares favourably with INFOR Financial’s analysis of precedent transaction metrics in the cannabis sector by applying a range of both enterprise value to revenue and enterprise value to EBITDA multiples to Acreage’s 2020 fiscal year estimates. Precedent transactions considered included both U.S. and Canadian transactions in the cannabis sector. INFOR Financial compared the transaction multiples observed for the selected precedent transactions with the Consideration, taking into account factors such as size and trading liquidity, historical and forecast growth levels, revenue and EBITDA profile, and other financial metrics that INFOR Financial considered relevant;

•	the Consideration calculated over a range of volume weighted average prices prior to and as of April 17, 2019, compares favourably with the average of the methodologies used to determine financial fairness; and

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•	other factors or analyses, which INFOR Financial judged, based on its experience in rendering such opinions, to be relevant, including but not limited to, the sharing of brands and intellectual property to the benefit of Acreage, the potential for improved access to growth capital for Acreage, and the potential for Canopy Growth and Acreage to be the leading North American cannabis platform with access to markets beyond the U.S. and Canada.

Based upon and subject to the assumptions, qualifications and limitations set forth in the INFOR Financial Opinion, INFOR Financial was of the opinion that, as of April 17, 2019, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

See “The Arrangement – INFOR Financial Opinion”.

Recommendation of the Acreage Special Committee

The Acreage Special Committee, after consultation with management of Acreage and its independent financial and legal advisors, Acreage’s financial and legal advisors and having taken into account the INFOR Financial Opinion, and such other matters as it considered relevant, unanimously determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of Acreage and unanimously determined to recommend to the Acreage Board that it approve and authorize Acreage to enter into the Arrangement Agreement and recommend to Shareholders that they vote FOR the Arrangement Resolution.

See “The Arrangement – Recommendation of the Acreage Special Committee”.

Recommendation of the Acreage Board

The Acreage Board, after consultation with management of Acreage, its financial and legal advisors and having taken into account the Canaccord Genuity Opinion and the INFOR Financial Opinion, the unanimous recommendation of the Acreage Special Committee and such other matters as it considered necessary and relevant, including the factors set out below under the heading “Reasons for the Arrangement”, unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) determined that the Arrangement and entering into the Arrangement Agreement are in the best interests of Acreage and are fair to Shareholders and authorized Acreage to enter into the Arrangement Agreement and related agreements. Accordingly, the Acreage Board unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) recommends that Shareholders vote FOR the Arrangement Resolution.

See “The Arrangement – Recommendation of the Acreage Board”.

Reasons for the Arrangement

In evaluating the Arrangement and the Arrangement Agreement, and in making its recommendation, the Acreage Board gave careful consideration to the current and expected future financial position of the Company and all terms of the Arrangement Agreement and the Plan of Arrangement. The Acreage Board considered a number of factors including, among others, the following:

(a)	Attractive Premium. Shareholders will be entitled to receive the Consideration under the Plan of Arrangement, including the Aggregate Option Premium and Consideration Shares, which, as of the Announcement Date, was valued at approximately US$3.4 billion and represented a premium of approximately 40% over the 30-day volume weighted average trading price of the Subordinate Voting Shares on the CSE ended April 17, 2019, based on the 30-day volume weighted average trading price of the Canopy Growth Shares on the NYSE on April 17, 2019.

(b)	Creation of a Pre-Eminent Global Cannabis Company. If completed, the Acquisition is expected to result in the integration of Acreage, a premier U.S. cannabis company, with Canopy Growth, a leading international cannabis company with a global portfolio. Acreage and Canopy Growth’s aligned strategic vision and operating philosophy, as well as complementary assets, distribution networks, products and capabilities is anticipated to create a pre-eminent cannabis company across various significant regulated jurisdictions. During the Acquisition Interim Period, the Arrangement, including the License Agreement, will help solidify Acreage’s position in the U.S. marketplace by leveraging Canopy’s curated cannabis brands and Intellectual Property related to cultivation, extraction and new product development.

(c)	Affiliation with Canopy Growth. Canopy Growth is the largest and best-capitalized cannabis company in the world, with the largest market capitalization and cash balance. Acreage’s affiliation with Canopy Growth, and indirect affiliation with Constellation Brands (a Fortune 500 beverage alcohol leader) through Canopy Growth, is anticipated to be beneficial to Acreage during the Acquisition Interim Period and to provide Acreage with support to continue its U.S. cannabis acquisition strategy. Acreage is permitted to issue up to 58,000,000 Subordinate Voting Shares that, if the Canopy Growth Call Option is exercised, will become future Canopy Growth Shares which is expected to further accelerate Acreage’s ability to fund organic and accretive rapid expansion using Acreage Shares.

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(d)	Access to Industry-Leading Brand and Intellectual Property. The License Agreement provides Acreage and its affiliates access to Canopy Growth’s operational expertise, trademarks, logos, and intellectual property.

(e)	Exclusive U.S. Cannabis Strategy for Canopy Growth. The Arrangement Agreement provides that, prior to the Triggering Event Date, Canopy Growth may not acquire another U.S. cannabis operator without Acreage’s consent. Accordingly, Canopy Growth has selected Acreage as its exclusive option in the U.S. cannabis industry and all U.S.-based cannabis acquisitions are to be made directly by Acreage. This mandate is anticipated to enable Acreage to add to its significant U.S. footprint and create significant synergies and scale.

(f)	Complementary Operations Providing International Exposure while Allowing Acreage to Focus on U.S. Cannabis. Canopy Growth’s existing and increasing international presence, together with its U.S. hemp and CBD strategy, is expected to complement Acreage’s current operations with minimal overlap and will allow Acreage to focus solely on its acquisition and growth strategy in the fragmented U.S. cannabis industry. The Consideration Shares, if and when issued, will provide Shareholders with exposure to international cannabis and U.S. hemp and CBD, that they may not otherwise receive through Acreage’s standalone operations.

(g)	Minimizes Acreage Execution Risk and Crystallizes Value. Shareholders will be entitled to receive a specified number of Canopy Growth Shares for each Acreage Share held at the time of the Acquisition, minimizing Acreage execution risk going forward and linking the value of Acreage Shares to Canopy Growth Shares. Given the increasingly competitive nature of the U.S. cannabis market, as well as the inherent uncertainty of a fast growing and evolving industry, the Arrangement substantially mitigates these uncertainties and risks resulting therefrom.

(h)	Strong Management Ability and Skills. Canopy Growth has an experienced management team with a proven track record of generating shareholder value in the context of the evolving cannabis industry in Canada and internationally. Acreage’s management team will be able to leverage this knowledge and expertise as it continues to manage its own expansion.

(i)	Up-front Cash Consideration. At the Initial Effective Time, Canopy Growth will pay the US$300 million Aggregate Option Premium, or approximately US$2.51 - US$2.63 per Subordinate Voting Share on a Converted Basis, on a pro rata basis to Acreage Holders, regardless of whether the Canopy Growth Call Option is exercised.

(j)	Increased Liquidity for Shareholders. If completed, the Acquisition will result in Shareholders receiving Canopy Growth Shares as part of the Consideration pursuant to the Acquisition, which are currently listed and posted for trading on the TSX and the NYSE, providing Shareholders with greater liquidity given the higher daily trading volume of the Canopy Growth Shares compared to the Subordinate Voting Shares.

(k)	Participation by Shareholders in Future Growth of Canopy Growth following the Acquisition. If the Acquisition is completed, Shareholders will receive Canopy Growth Shares on the Acquisition Effective Date as part of the Consideration pursuant to the Plan of Arrangement and will have the opportunity to participate in any future potential increase in the value of Canopy Growth, including through growth in the value of Acreage. In addition, as a result of the Exchange Ratio, following the implementation of the Arrangement, Shareholders will also be able to participate in any future potential increase in the value of the Canopy Growth Shares during the Acquisition Interim Period.

(l)	Alternative Strategic Opportunities. Prior to entering into the Arrangement Agreement, Acreage regularly evaluated business and strategic opportunities with the objective of maximizing Shareholder value in a manner consistent with the best interests of Acreage. As part of that process, Acreage held numerous discussions with various companies in the cannabis, beverage and alcohol industries in order to assess mutual interest regarding potential strategic transactions. Acreage assessed the alternatives reasonably available to Acreage and determined that the Arrangement represents the best current prospect for maximizing Shareholder value.

(m)	Evaluation and Analysis. The Acreage Board has given lengthy consideration to the business, operations, assets, financial condition, operating results and potential prospects for Canopy Growth following the Acquisition as well as current industry, economic and market conditions and related risks, all relative to those of Acreage on a standalone basis.

(n)	Terms of the Arrangement Agreement. The Arrangement Agreement is the result of an arm’s length negotiation process and includes terms and conditions that are reasonable in the judgment of the Acreage Special Committee and the Acreage Board, after consultation with their respective legal and financial advisors.

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(o)	Limited Conditions and Requirement for Completion of the Acquisition. The obligation of Canopy Growth to complete the Acquisition is subject to a limited number of conditions, which the Acreage Special Committee and the Acreage Board believe are reasonable under the circumstances, and Canopy Growth is required to exercise the Canopy Growth Call Option on the Triggering Event Date.

(p)	Support of Boards and Management Teams. The boards of directors of each of Canopy Growth and Acreage (with the exception of the Canopy Growth abstaining directors, in the case of the Canopy Growth Board, and Kevin Murphy, in the case of the Acreage Board) have unanimously recommended support for the Arrangement.

(q)	Key Shareholder Support. The Acreage Locked-Up Shareholders who collectively hold approximately 0.11% of the issued and outstanding Subordinate Voting Shares, approximately 16.05% of the issued and outstanding Proportionate Voting Shares and 100% of the issued and outstanding Multiple Voting Shares (which collectively represent approximately 86.07% of the voting rights attached to outstanding Acreage Shares), as at the Record Date, entered into the Voting and Support Agreements under which they have agreed, among other things, to vote FOR the Arrangement Resolution.

(r)	Shareholder Approval. The Acreage Shareholder Approval is protective of the rights of Shareholders. The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by the holders of Acreage Shares, voting together as a single class. In addition, the Arrangement Resolution is subject to approval by a simple majority of the votes cast by the holders of Subordinate Voting Shares and Proportionate Voting Shares, voting together as a single class, excluding the votes cast by any Interested Party.

(s)	Court Process. The Arrangement will be subject to a judicial determination of the Court that the Arrangement is procedurally and substantively fair and reasonable to Shareholders.

(t)	Dissent Rights. Registered Shareholders who do not vote in favour of the Arrangement will have the right to dissent, and require a judicial appraisal of their Acreage Shares and obtain “fair value” pursuant to the proper exercise of the Dissent Rights (subject to compliance with certain conditions).

(u)	Superior Proposal. The Arrangement Agreement does not prevent a third party from making an unsolicited Acquisition Proposal, and subject to compliance with the terms of the Arrangement Agreement, the Acreage Board is not precluded from considering and responding to an unsolicited Acquisition Proposal that is a Superior Proposal at any time prior to the approval of the Arrangement Resolution by Shareholders.

(v)	Receipt of Fairness Opinions. The Acreage Board has received the Canaccord Genuity Opinion and the Acreage Special Committee has received the INFOR Financial Opinion, in which Canaccord Genuity and INFOR Financial each provided an opinion to the effect that, as of the date of such opinions, and subject to the assumptions, limitations and qualifications set forth therein and such other matters as Canaccord Genuity and INFOR Financial considered relevant, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

(w)	Independent Special Committee and Opinion. The process of evaluating the Arrangement was led by the Acreage Special Committee, being members of the Acreage Board who are independent of management, and the members of the Acreage Special Committee met regularly with Acreage’s advisors and management. INFOR Financial was independent of Acreage and Canopy Growth for purposes of the Arrangement and INFOR Financial is only entitled to receive a fixed fee for delivery of its long-form fairness opinion, regardless of its conclusions.

(x)	Other Factors. The Acreage Board and the Acreage Special Committee each also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Acreage and Canopy Growth in their respective markets, information concerning the business, operations, assets, financial condition, operating results and prospects of each of Acreage and Canopy Growth and the historical trading prices of the Subordinate Voting Shares and Canopy Growth Shares, taking into account the results of Acreage’s due diligence review of Canopy Growth and its business.

The Acreage Board also considered a number of potential risks and potential negative factors relating to the Arrangement. See “The Arrangement – Reasons for the Arrangement” and “Cautionary Statement Regarding Forward-Looking Information”.

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Arrangement Mechanics

Pursuant to the Plan of Arrangement attached to this Circular at Appendix “C”, commencing at the Initial Effective Time, each of the transactions or events set out below will occur and will be deemed to occur in the following sequence:

(a)	each Acreage Share held by a Dissenting Shareholder will be transferred to Canopy Growth, surrendered to Acreage and canceled, and each Dissenting Shareholder will cease to have any rights as a holder of such Acreage Shares other than a claim against Canopy Growth in an amount determined and payable in accordance with such Dissenting Shareholder’s rights as outlined in the Plan of Arrangement;

(b)	each Shareholder at the Initial Effective Time will be deemed to have granted to Canopy Growth a Canopy Growth Call Option in respect of each Acreage Share held by each Shareholder, and each Acreage Share which he, she or it may obtain on conversion thereof, at the Initial Effective Time;

(c)	in consideration for the grant of the Canopy Growth Call Option, Canopy Growth will pay to each Shareholder at the Initial Effective Time, the Per Share Option Premium in respect of each Acreage Share; and

(d)	the Articles of Acreage will be altered to change the rights and restrictions of the Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares to specifically refer to and include the Canopy Growth Call Option granted pursuant to the Plan of Arrangement.

Each person (other than Canopy Growth or any affiliate of Canopy Growth) who, at any time after the Initial Effective Time and prior to the Acquisition Effective Time, acquires an Acreage Share will be deemed to have granted to Canopy Growth a Canopy Growth Call Option in respect of such Acreage Share; provided, that Canopy Growth will not be required to pay, nor will such person be entitled to receive any payment of the Aggregate Option Premium. Following the Initial Effective Time, Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement.

Upon the occurrence or waiver of the Triggering Event prior to the Acquisition Closing Outside Date, Canopy Growth will exercise (and, if the Triggering Event Date occurs, shall be deemed to have exercised) the Canopy Growth Call Option to acquire all of the issued and outstanding Subordinate Voting Shares (including the Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Proportionate Voting Shares and Multiple Voting Shares) in accordance with the Plan of Arrangement.

Commencing at the Acquisition Effective Time, each of the transactions or events set out below will occur and will be deemed to occur in the following sequence:

(a)	each Proportionate Voting Share will be exchanged for 40 Subordinate Voting Shares;

(b)	each Multiple Voting Share will be exchanged for one Subordinate Voting Share;

(c)	in accordance with the terms of the Canopy Growth Call Option, each Subordinate Voting Share held by an Acreage Non-U.S. Shareholder will be deemed to be transferred to Canopy Growth for the Canopy Growth Share Consideration;

(d)	Canopy Growth Subco will merge with and into Acreage except that the legal existence of Acreage will not cease and Acreage will survive the Merger and each Subordinate Voting Share held by an Acreage U.S. Shareholder will, in accordance with the Canopy Growth Call Option, be deemed to be transferred to Canopy Growth for the Canopy Growth Share Consideration;

(e)	each Canopy Growth Subco Share outstanding immediately prior to the Merger will be exchanged for one Mergeco Subordinate Voting Share;

(f)	each Subordinate Voting Share owned by Canopy Growth immediately prior to the Merger will be exchanged for one Mergeco Subordinate Voting Share;

(g)	in consideration for Canopy Growth issuing Consideration Shares to the Acreage U.S. Shareholders in accordance with paragraph (d) above, Mergeco will issue to Canopy Growth one Mergeco Subordinate Voting Share for each Canopy Growth Share issued by Canopy Growth to the Acreage U.S. Shareholders;

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(h)	each Acreage Option will be exchanged for a Replacement Option;

(i)	each Acreage Compensation Option will be exchanged for a Replacement Compensation Option;

(j)	each Acreage RSU will be exchanged for a Replacement RSU; and

(k)	Acreage will file an election with CRA to cease to be a “public corporation” for purposes of the Tax Act.

See “The Arrangement – Arrangement Mechanics” or the Plan of Arrangement, a copy of which is attached as Appendix “C” to this Circular.

Treatment of High Street Holders and USCo2 Holders

Pursuant to the Arrangement Agreement, High Street Holders and USCo2 Holders are entitled to receive the Option Premium in respect of each Subordinate Voting Share they could acquire on exchange of their Common Membership Units or USCo2 Shares at the Initial Effective Time. High Street Holders and USCo2 Holders will receive the Option Premium on a pro rata basis assuming exchange of their High Street Units and USCo2 Shares, respectively, for Subordinate Voting Shares in accordance with their terms.

On the third anniversary of the Acquisition Effective Date, all High Street Holders and USCo2 Holders will be required, at Canopy Growth’s option, to exchange all of the outstanding High Street Units and USCo2 Shares for Canopy Growth Shares based on the Exchange Ratio. On the seventh anniversary, all outstanding High Street Units held by the High Street Holders and USCo2 Holders can, at their option, be redeemed by High Street for their outstanding capital plus the High Street Holder Return.

See “The Arrangement – Treatment of High Street Holders and USCo2 Holders”.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (PDT) on the Initial Effective Date, being the date upon which all of the conditions to the implementation of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably.

Following the Initial Effective Time, upon the occurrence or waiver of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, the Acquisition will become effective at 12:01 a.m. (PDT) on the Acquisition Effective Date, being the date specified for completion of the Acquisition in either: (i) a Canopy Growth Call Option Exercise Notice; or (ii) a Triggering Event Notice.

Although Acreage’s and Canopy Growth’s objective is to have each of the Initial Effective Date and the Acquisition Effective Date occur as soon as possible after the Meeting and the occurrence or waiver of a Triggering Event, respectively, the Initial Effective Date and the Acquisition Effective Date could each be delayed for several reasons.

See “The Arrangement – Timing for Completion of the Arrangement”.

Required Shareholder Approvals

Pursuant to the Interim Order and the BCBCA, in order to be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares, entitled to vote at the Meeting, with all Shareholders voting together as a single class. In addition, pursuant to MI 61-101, the Arrangement Resolution must be approved by at least a majority of the votes cast by holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares entitled to vote at the Meeting, voting together as a single class, excluding all Acreage Shares held by Interested Parties. Since all of the holders of Multiple Voting Shares are Interested Parties, the votes with respect to all of the Multiple Voting Shares will not be considered for purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained. The votes attaching to the Proportionate Voting Shares held by the Interested Parties will also be excluded for the purposes of determining whether “minority approval” has been obtained.

At the Canopy Growth Meeting, Canopy Growth Shareholders will be asked to approve the Canopy Growth Shareholder Resolution. In order to be effective, the Canopy Growth Shareholder Resolution must be approved, with or without variation, by the affirmative vote of a simple majority of the votes cast by the Canopy Growth Shareholders present in person or represented by proxy and entitled to vote at the Canopy Growth Meeting, excluding the votes cast in respect of Canopy Growth Shares held by the CBG Group.

See “The Arrangement – Required Shareholder Approvals”.

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Constellation Brands Amendments

Implementation of the Arrangement is conditional upon receipt of the Canopy Growth Shareholder Approval, which includes the approval by Canopy Growth Shareholders, excluding the CBG Group, of (i) the CBG Amendments, and (ii) the issuance of the Top-Up Shares pursuant to the Top-Up Right. A summary of the CBG Amendments, the issuance of the Top-Up Shares pursuant to the Top-Up Right, the Consent Agreement, the New Investor Rights Agreement and the other amendments to the Tranche B Warrants is described under the heading “The Arrangement – Constellation Brands Amendments”.

Interests of Certain Persons in the Arrangement

Shareholders should be aware that certain directors and certain executive officers of the Company have interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. These interests and benefits are described under the heading “The Arrangement – Interests of Certain Persons in the Arrangement” and “Securities Law Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

Court Approval of the Arrangement and Implementation of the Arrangement

An arrangement under the BCBCA requires Court approval. Prior to the mailing of this Circular, Acreage obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix “D” to this Circular.

Subject to obtaining the Shareholder Approval, the hearing in respect of the Final Order is currently scheduled to take place on or about June 21, 2019 in Vancouver, British Columbia.

The Final Order, if granted, will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, with respect to the Arrangement Issued Securities. Consequently, if the Final Order is granted, the Arrangement Issued Securities issuable pursuant to the Arrangement will not require registration under the U.S. Securities Act.

See “The Arrangement – Court Approval of the Arrangement and Implementation of the Arrangement” and “Securities Law Matters – U.S. Securities Laws”.

Effect of the Arrangement on Shareholders’ Rights

The rights of Shareholders are currently governed by the BCBCA and by Acreage’s Articles. Shareholders receiving Canopy Growth Shares pursuant to the Acquisition will become shareholders of Canopy Growth, which is governed by the CBCA and the articles and by-laws of Canopy Growth. Although the rights and privileges of shareholders under the CBCA are in many instances comparable to those under the BCBCA, there are several differences. See Appendix ”L” – Comparison of Shareholder Rights under the BCBCA and CBCA for a comparison of certain of these rights.

The Arrangement Agreement

A description of certain provisions of the Arrangement Agreement are included in this Circular under the heading “Transaction Agreements – The Arrangement Agreement”. The description is not comprehensive and is qualified in its entirety by the full text of the Arrangement Agreement which has been filed on SEDAR at www.sedar.com under the Company’s profile.

See “Transaction Agreements – The Arrangement Agreement”.

The Voting and Support Agreements

To the knowledge of the Company, the Acreage Locked-Up Shareholders beneficially own, or exercise control or direction over, directly or indirectly, Acreage Shares representing approximately 86.07% of the votes attached to the Acreage Shares on a non-diluted basis as at the Record Date and approximately 0.11% of the Subordinate Voting Shares, approximately 16.05% of the Proportionate Voting Shares and 100% of the Multiple Voting Shares as at the Record Date. Of these votes attaching to Acreage Shares held by Locked Up Holders, approximately 15.86% of the votes attaching to the Proportionate Voting Shares and 100% of the votes attaching to the Multiple Voting Shares will be excluded for the purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained.

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On April 18, 2019, the Acreage Locked-Up Shareholders entered into the Voting and Support Agreements with Canopy Growth pursuant to which, among other things, they agreed to cause to be counted as present for purposes of establishing quorum at the Meeting and to vote (or cause to be voted) the securities owned legally or beneficially by each of them or over which they exercise control or direction, as applicable, FOR the Arrangement Resolution, and to duly complete and cause forms of proxy in respect of all of the applicable securities held by them to be validly delivered to cause the applicable securities to be voted FOR the Arrangement Resolution.

Except as otherwise noted in the Voting and Support Agreements, the Voting and Support Agreements will be terminated and be of no further force or effect upon the earliest of: (i) mutual agreement of the parties thereto in writing; (ii) the date the Arrangement Agreement is terminated; (iii) the Initial Effective Time; and (iv) the Effective Time Outside Date.

See “Transaction Agreements – Voting and Support Agreements”.

Tax Receivable Agreement

In connection with the RTO, USCo entered into the TRA with the TRA Parties, each of whom owns High Street Units. As a condition to the implementation of the Arrangement, Acreage and Canopy Growth have agreed that the TRA and tax receivable bonus plans, as applicable, will be amended to provide for, among other things, consent rights to Canopy Growth over payments made under the TRA and modifications to the timing and amounts of TRA payments and tax receivable bonus payments, including upon the acquisition of all of the High Street Units by Canopy Growth, an acceleration and one-time final payment, subject to certain conditions, to the TRA Parties and participants in the tax receivable bonus plans in the aggregate amount of no more than the Lump Sum Amount. The Lump Sum Amount will be reduced by any payments previously made under the TRA and the tax receivable bonus plans. Commencing on the third anniversary of the Acquisition, Canopy Growth will have the right to acquire all of the High Street Units and USCo2 Shares not owned by Acreage based on the Exchange Ratio.

See “Transaction Agreements – Tax Receivable Agreement”.

Lockup and Incentive Agreements

As a condition to the implementation of the Arrangement, Acreage and Canopy Growth have agreed that Kevin Murphy must enter into a Lockup and Incentive Agreement with Acreage and Canopy Growth. In addition, pursuant to the Arrangement Agreement, Acreage will use commercially reasonable best efforts to have each of the remaining Key Individuals enter into a Lockup and Incentive Agreement with Acreage and Canopy Growth. Such Lockup and Incentive Agreements are necessary to ensure the retention and incentivization of the Key Individuals for a potentially extended period of time, of up to seven and a half years, and to keep them singularly focused on growing the U.S. business for the benefit of the combined entity throughout this time. The Lockup and Incentive Agreements are also designed to reward the Key Individuals for creating Shareholder value during the Acquisition Interim Period and to discourage them from considering other, potentially lucrative opportunities, outside of Acreage. These agreements align their interests with all Shareholders. Pursuant to the terms of the Lockup and Incentive Agreements, 981,836 Acreage RSUs will be awarded to each Key Individual under the Omnibus Incentive Plan, each of which will entitle the Key Individual to receive one Subordinate Voting Share upon the vesting thereof and will be exchanged for a Replacement RSU, on the basis of the Exchange Ratio following completion of the Acquisition. In addition, the Lockup and Incentive Agreements provide that each Key Individual will be entitled to a one-year severance payment if his employment is terminated without cause following the Acquisition.

A description of certain provisions of the Lockup and Incentive Agreements are included in this Circular under the heading “Transaction Agreements – Lockup and Incentive Agreements”. The description is not comprehensive and is qualified in its entirety by the full text of the Lockup and Incentive Agreements which have been filed on SEDAR at www.sedar.com under the Company’s profile.

See “Transaction Agreements – Lockup and Incentive Agreements” and “Transaction Agreements – Tax Receivable Agreement”.

Incentive Plan Participant Make-Whole Grant

At the Initial Effective Time, Acreage intends to grant an aggregate of 1,111,269 Acreage RSUs to holders as of the Initial Effective Date of unvested Acreage Options, unvested Acreage RSUs and unvested Profit Interests. The proposed Make-Whole Grant is intended to provide a retention inducement to such holders, in their respective capacities as directors, officers, employees and consultants, of Acreage and/or its Subsidiaries and affiliates, and to provide such Persons with consideration commensurate in value to the pro rata share of the Aggregate Option Premium that each such Person would have received had their unvested share-based incentive compensation vested and been exercised (as applicable) as of the Initial Effective Date. Acreage anticipates granting the Make-Whole Grant since the Acreage Board has not elected to accelerate the vesting of the relevant unvested securities in connection with the Arrangement as would often be done in connection with a change of control transaction where a cash consideration component was being paid. As a result, the Make-Whole Grant is designed to ensure that the holders of the unvested compensation securities are not disadvantaged under the Arrangement.

See “The Arrangement – Interests of Certain Persons in the Arrangement – Incentive Plan Participant Make-Whole Grant”.

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The License Agreement

As a condition to the implementation of the Arrangement, Canopy Growth, TS Brandco, Tweed and Acreage will enter the License Agreement at the Initial Effective Time.  A description of certain provisions of the License Agreement are included in this Circular under the heading “Transaction Agreements – The License Agreement”. The description is not comprehensive and is qualified in its entirety by the full text of the License Agreement which has been filed on SEDAR at www.sedar.com under the Company’s profile.

See “Transaction Agreements – The License Agreement”.

Canadian Securities Laws

A general overview of certain requirements of Canadian Securities Laws that may be applicable to Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders is described in this Circular under the heading “Securities Law Matters – Canadian Securities Laws”. Each securityholder is urged to consult such holder’s professional advisors to determine the Canadian conditions and restrictions applicable to trade in the Canopy Growth Shares issuable pursuant to the Acquisition.

The issuance of Canopy Growth Shares pursuant to the Acquisition will constitute a distribution of securities that is exempt from the prospectus requirements of applicable Canadian Securities Laws. Canopy Growth Shares issued pursuant to the Acquisition may be resold in each province and territory of Canada provided that certain conditions are met.

To the extent that an Acreage Holder resides in a non-Canadian jurisdiction, the Canopy Growth Shares received by the Acreage Holder may be subject to certain additional trading restrictions under Securities Laws of such jurisdiction. All Acreage Holders residing outside Canada are advised to consult their own legal advisors regarding such resale restrictions.

See “Securities Law Matters – Canadian Securities Laws”.

Multilateral Instrument 61-101

The Arrangement is subject to the requirements of MI 61-101. MI 61-101 regulates certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested parties or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to a reporting issuer proposing to carry out a “business combination” (as defined in MI 61-101). A transaction such as the Arrangement constitutes a “business combination” for purposes of MI 61-101 if, at the time the Arrangement is agreed to, a “related party” of Acreage, such as a director or senior officer (as defined in MI 61-101) or a holder of 10% or more of any class of Acreage Shares, is entitled to receive, as a consequence of the transaction, a ”collateral benefit” (as defined in MI 61-101).

Under MI 61-101, Acreage is required to obtain “minority approval” for the Arrangement Resolution, which requires the exclusion of votes cast by “affected securities” beneficially owned or over which control or direction is exercised by, among others (i) an “interested party”, (ii) subject to certain exemptions, a “related party” of an “interested party”, and (iii) “joint actors”.

For the purposes of obtaining “minority approval” of the Arrangement Resolution pursuant to MI 61-101, an aggregate of 113,102.31 Proportionate Voting Shares (representing approximately 15.22% of the issued and outstanding Proportionate Voting Shares as of the Record Date) and 168,000 Multiple Voting Shares (representing approximately 100% of the issued and outstanding Multiple Voting Shares as of the Record Date) are required to be excluded for the purposes of obtaining the “minority approval” of the Arrangement Resolution.

See “Securities Law Matters – Canadian Securities Laws – Multilateral Instrument 61-101” and “The Arrangement – Interests of Certain Persons in the Arrangement”.

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U.S. Securities Laws

A general overview of certain requirements of U.S. Securities Laws that may be applicable to Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders is described in this Circular under the heading “Securities Law Matters – U.S. Securities Laws”.

The Canopy Growth Shares, Replacement Options, Replacement RSUs and Replacement Compensation Options to be issued to Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders, respectively, under the Plan of Arrangement and on completion of the Acquisition have not been and are not expected to be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions provided in respect of the Securities Laws of states of the U.S. in which U.S. Securityholders reside.

All holders of such securities  are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. Securities Laws and to determine the U.S. conditions and restrictions applicable to trades in the Canopy Growth Shares issuable pursuant to the Acquisition or upon exercise of the Replacement Options or the Replacement Compensation Options. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Notice to Securityholders in the United States”.

Regulatory Approvals

Canopy Growth and Acreage have each agreed that, as soon as reasonably practicable after the Announcement Date, it will, or, where appropriate, both Parties will jointly, at the appropriate times, seek to obtain the Arrangement Regulatory Approvals and make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and will use its best efforts to obtain and maintain the Acquisition Regulatory Approvals and any other Regulatory Approvals deemed by any of the Parties, acting reasonably, to be necessary to discharge their respective obligations under the Arrangement Agreement in connection with the completion of the Acquisition.

See “Regulatory Matters”.

HSR Approval

Under the HSR Act, certain transactions, including the Acquisition, may not be completed unless certain waiting period requirements have expired or been terminated.  At some time after the Initial Effective Date but prior to completion of the Acquisition, Acreage and Canopy Growth will file a Notification and Report Form pursuant to the HSR Act.

See “Regulatory Matters – HSR Approval”.

Stock Exchange Matters

The Subordinate Voting Shares are currently listed on the CSE under the symbol “ACRG.U”, are quoted on the OTCQX under the symbol “ACRGF” and are traded on the Open Market of the Frankfurt Stock Exchange under the symbol “0VZ”. It is a condition to the implementation of the Arrangement that Acreage will have obtained approval of the CSE in respect of the Arrangement. Following the Initial Effective Date, the Subordinate Voting Shares will remain listed on the CSE, the OTCQX and the Frankfurt Stock Exchange. Canopy Growth intends to have the Subordinate Voting Shares delisted from the CSE, the OTCQX and the Frankfurt Stock Exchange as promptly as possible following the Acquisition Effective Date. In addition, Canopy Growth will apply to have Acreage cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Acreage’s reporting obligations in Canada and the United States following completion of the Acquisition.

The Canopy Growth Shares are currently listed and posted for trading on the TSX under the symbol “WEED” and on the NYSE under the symbol “CGC”. It is a condition of completion of the Acquisition that Canopy Growth will have obtained conditional approval of the stock exchange(s) on which the Canopy Growth Shares are listed for the listing of the Canopy Growth Shares issuable: (i) to Shareholders under the Arrangement; (ii) upon exercise of Replacement Options, Replacement RSUs and Replacement Compensation Options; and (iii) upon exchange or redemption of High Street Units and USCo2 Shares, subject to customary listing conditions.

See “Regulatory Matters – Stock Exchange Matters”.

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Dissenting Shareholders’ Rights

Section 238 of the BCBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Shareholders with the right to dissent from the Arrangement Resolution pursuant to Section 238 of the BCBCA in the manner set forth in Sections 242 to 247 of the BCBCA, with modifications or supplements to the provisions of Sections 237 to 247 as provided in the Plan of Arrangement and the Interim Order. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 238 of the BCBCA, as modified or supplemented by the Plan of Arrangement and the Interim Order, will be entitled, if ultimately successful and in the event the Arrangement becomes effective, to be paid the fair value of Acreage Shares held by such Dissenting Shareholder determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by Shareholders at the Meeting.

A brief summary of the Dissent Rights available to Registered Shareholders is set forth under the heading “Dissenting Shareholders’ Rights” in this Circular. However, such summary is qualified in its entirety by the provisions of Section 237 to 247 of the BCBCA, the full text of which is set forth in Appendix “F” to this Circular, and by the Plan of Arrangement and the Interim Order. Failure to strictly comply with the requirements with respect to the dissent rights set forth in the BCBCA, the Plan of Arrangement and the Interim Order may result in the loss of any right to dissent.

Anyone who is a beneficial owner of Acreage Shares registered in the name of an Intermediary and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights.

Risk Factors Relating to the Arrangement

In assessing the Arrangement, Shareholders should carefully consider the risk factors relating to the Arrangement (which are not an exhaustive list of potentially relevant risks factors relating to the Arrangement). Some of these risks include, but are not limited to: risks that the Company may fail to receive the necessary court and/or regulatory approval; risks that the Company may fail to implement the Arrangement or that the Arrangement may be completed on different terms; risks that the Company will incur substantial transaction-related costs in connection with the Arrangement; risk that, while the Arrangement is pending, the Company is restricted from taking certain actions; risk that the pending Arrangement may divert the attention of the Company’s management; risk that the amount of the Aggregate Option Premium received may fluctuate; risk that the Termination Fee and the terms of the Voting and Support Agreements may discourage other parties from attempting to acquire the Company; risks related to the deadline to implement the Arrangement; risk of securities class actions and derivative lawsuits; risk that directors and senior officers of the Company may have interests in the Arrangement that are different from those of the Shareholders; risks related to financial projections; risks related to due diligence; and risks related to the tax deferral treatment in respect of the Arrangement.

Additional risks and uncertainties, including those currently unknown or considered immaterial by the Company and Canopy Growth, may also adversely affect the business of the Company or Canopy Growth following implementation of the Arrangement.

See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors – Risks Related to the Arrangement”.

Risk Factors Relating to the Acquisition

In assessing the Acquisition, Shareholders should carefully consider the risk factors relating to the Acquisition (which are not an exhaustive list of potentially relevant risks factors relating to the Acquisition). Some of these risks include, but are not limited to: risk that Canopy Growth could fail to complete the Acquisition or the Acquisition may be completed on different terms; risks associated with a fixed exchange ratio; market overhang risk; risk that the Company will incur substantial transaction-related costs in connection with the Acquisition; risk that, during the Acquisition Interim Period, the Company is restricted from taking certain actions; risk that the Canopy Growth Shares to be received by Shareholders as a result of the Acquisition will have different rights from the Acreage Shares; risk that the Company and Canopy Growth may not integrate successfully; risk that Canopy Growth may issue additional equity securities during the Acquisition Interim Period; risk that the Acquisition will affect the rights of Shareholders; risk that the Exchange Ratio may be decreased in certain circumstances; risks related to the early termination of the License Agreement; and risk that Canopy Growth may be acquired during the Acquisition Interim Period.

Additional risks and uncertainties, including those currently unknown or considered immaterial by the Company and Canopy Growth, may also adversely affect the business of the Company or Canopy Growth following completion of the Acquisition.

See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors – Risks Related to the Acquisition”.

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Procedures for Payment of Aggregate Option Premium

If the Arrangement Resolution is passed and the Arrangement is implemented, then, as soon as practicable following the Initial Effective Time, the Payment Agent will deliver the Aggregate Option Premium on a pro rata basis to the Acreage Holders of record as of the Initial Effective Date. Unless otherwise directed, cheques representing the pro rata portion of the Aggregate Option Premium payable to an Acreage Holder pursuant to the Arrangement will be issued in the name of the registered holder of such securities. Unless an Acreage Holder instructs the Payment Agent to hold a cheque for pick-up, such cheques will be forwarded by mail to the address of the Acreage Holder as shown on the applicable register.

The Company and the Payment Agent will be entitled to deduct and withhold from any consideration otherwise payable to an Acreage Holder, such amounts as the Company, or the Payment Agent is required to deduct and withhold with respect to such payment under any provision of applicable Laws.

See “Procedures for Payment of Aggregate Option Premium and Canopy Growth Share Consideration”.

Procedures for Delivery of Canopy Growth Share Consideration

Following the receipt of the Canopy Growth Call Option Exercise Notice or Triggering Event Notice, specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Canopy Growth Call Option Exercise Notice or Triggering Event Notice is delivered to the Depositary) on which the closing of the Acquisition is to occur, subject to the satisfaction or waiver, as applicable, of the Acquisition Closing Conditions, the Depositary will deliver a Letter of Transmittal to Persons who are Shareholders at such time.

The Letter of Transmittal will contain procedural information relating to the Acquisition including, among other things, the exchange of certificates representing the Acreage Shares for the Consideration Shares.

In no event shall any former holder of Acreage Shares that does not hold Acreage Shares on the Acquisition Effective Date be entitled to the Consideration Shares.

Further details in respect of the procedure to receive Canopy Growth Share Consideration will be provided in the Letter of Transmittal to be issued upon exercise or deemed exercise of the Canopy Growth Call Option.

See “Procedures for Payment of Aggregate Option Premium and Canopy Growth Share Consideration”.

Cancellation of Rights

From and after the Acquisition Effective Time, certificates formerly representing Acreage Shares, other than Dissenting Shares, which are held by a Shareholder will represent only the right to receive the Canopy Growth Share Consideration (or any Alternate Consideration, if applicable) payable therefor under the Plan of Arrangement (after giving effect to any applicable tax withholdings). Any certificate formerly representing Acreage Shares not duly surrendered on or before the sixth anniversary of the Acquisition Effective Date, will, on the sixth anniversary of the Acquisition Effective Date, cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Acreage or Canopy Growth.

See “Procedures for Payment of Aggregate Option Premium and Canopy Growth Share Consideration – Cancellation of Rights”.

Income Tax Considerations

Holders of securities of the Company should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Completion of the Arrangement may have tax consequences under the Laws of the United States, and any such tax consequences are not described in this Circular. United States securityholders of Acreage are urged to consult their own tax advisors to determine any particular tax consequences to them of the transactions contemplated in connection with the Arrangement. See “Notice to Securityholders in the United States”.

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Information Concerning Acreage

For information concerning Acreage see “Information Concerning Acreage”.

Information Concerning Canopy Growth and Unaudited Pro Forma Financial Statements

Canopy Growth was an early mover in the Canadian medical cannabis market and is a world-leading diversified cannabis and hemp company offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth has operations in over a dozen countries across five continents. For additional information concerning Canopy Growth see Appendix “I” and for information concerning Canopy Growth following completion of the  Acquisition please see Appendix “J”.

The unaudited pro forma condensed consolidated financial information of Canopy Growth following completion of the Acquisition, which is included in this Circular at Appendix “K”, has been derived from the unaudited pro forma condensed consolidated financial statements of Canopy Growth after giving effect to the Acquisition. The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2018 gives pro forma effect to the completion of the Acquisition as if it were completed as at December 31, 2018. The unaudited pro forma condensed consolidated statement of operations for the nine months ended December 31, 2018 and the unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 gives pro forma effect to the completion of the Acquisition as if it were completed on April 1, 2017.

The pro forma financial information presented in this Circular should be read in conjunction with the (i) Canopy Growth Annual Financial Statements; (ii) Canopy Growth Interim Financial Statements; (iii) the audited consolidated financial statements of Acreage as at and for the year ended December 31, 2018, and (iv) the unaudited condensed interim consolidated financial statements of Acreage for the nine months ended September 30, 2018.

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GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held at the offices of DLA Piper (Canada) LLP, 1 First Canadian Place, 100 King Street West, Suite 6000, Toronto, Ontario M5X 1E2, at 10:00 a.m. (EDT) on June 19, 2019 and at all adjournments or postponements thereof for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company has retained Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately C$125,000 to Kingsdale Advisors for proxy solicitation services in addition to certain out-of-pocket expenses. The Company may pay brokers or other Persons holding Acreage Shares in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this Circular to beneficial owners of Acreage Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by the Company.

The Company is not using “notice-and-access” to send its proxy-related materials to Shareholders, and paper copies of such materials will be sent to all Shareholders. The Company intends to pay for Intermediaries to deliver to objecting Non-Registered Shareholders the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

No Person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Appointment of Proxies

A Registered Shareholder of the Company may vote in person at the Meeting or may appoint another Person to represent such Shareholder as proxy and to vote the Acreage Shares of such Shareholder at the Meeting. In order to appoint another Person as proxy, such Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy in the manner specified in the Notice of Meeting or deposit the completed and executed form of proxy with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder), other than the Persons whose names appear in such form of proxy, to attend and act for and on behalf of such Shareholder at the Meeting and at any adjournment or postponement thereof. Such right may be exercised by either striking out the names of the person specified in the form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Transfer Agent in time for use at the Meeting in the manner specified in the Notice of Meeting or depositing the completed and executed form of proxy with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

Revocation of Proxies

A Registered Shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (i) depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his or her attorney authorized in writing or by electronic signature, or, if the Registered Shareholder is a corporation, by an authorized officer or attorney thereof, or by transmitting by telephone or electronic means, a revocation signed, subject to the BCBCA, by electronic signature: (i) to the head office of the Company, located at 366 Madison Avenue, 11th Floor, New York, New York 10017, at any time prior to 5:00 p.m. (EDT) on the last Business Day preceding the day of the Meeting or any adjournment or postponement thereof; (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, prior to the start of the Meeting or any adjournment or postponement thereof; or (iii) in any other manner permitted by Law.

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Exercise of Discretion by Proxies

The Acreage Shares represented by a valid form of proxy will be voted on any ballot that may be conducted at the Meeting, or at any adjournment or postponement thereof, in accordance with the instructions contained on the form of proxy and, if the Shareholder specifies a choice with respect to any matter to be acted on, the Acreage Shares will be voted accordingly. In the absence of instructions, such Acreage Shares will be voted FOR each of the matters described in the Notice of Meeting.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the Persons named therein to vote on any amendments to or variations of the matters described in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment or postponement thereof, whether or not any amendments variations or other matters are routine or contested. As at the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matter which is not now known to management of the Company should properly be brought before the Meeting, or any adjournment or postponement thereof, the Acreage Shares represented by such proxy will be voted on such matter in accordance with the judgment of the persons named as proxy thereon.

Signing of Proxy

The form of proxy must be signed by a Shareholder or the duly appointed attorney thereof authorized in writing or, if the Shareholder is a corporation, by an authorized officer of such corporation. A form of proxy signed by the Person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such Person is signing. A Shareholder or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Non-Registered Shareholders

Only Registered Shareholders of the Company, or the Persons they appoint as their proxy, are entitled to attend and vote at the Meeting. The Acreage Shares of a non-registered shareholder (a “Non-Registered Shareholder”) who beneficially owns Acreage Shares will generally be registered in the name of either:

(a)	an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Acreage Shares (including, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the accompanying form of proxy (collectively, the “Meeting Materials”) to the Intermediaries for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies such as Broadridge to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will be given either:

(a)	a VIF which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the VIF will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a VIF, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

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(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Acreage Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Odyssey Trust Company, 323 – 409 Granville Street, Vancouver, BC V6C 1T2.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Acreage Shares they beneficially own. Should a Non-Registered Shareholder who receives either a VIF or a form of proxy wish to attend the Meeting and vote in person (or have another Person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the Persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other Person’s) name in the blank space provided or, in the case of a VIF, follow the directions indicated on the form. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Acreage Shares of such Non-Registered Shareholder are held and following the instructions of the Intermediary respecting the revocation of proxies.

Quorum

The quorum for any meeting of Shareholders will be two Persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy for an absent Shareholder so entitled, representing in the aggregate 25% of the votes attached to the issued and outstanding Acreage Shares entitled to vote at such meeting. In the event that a quorum is not present at the time fixed for holding the Meeting, the Meeting shall stand adjourned to such date and to such time and place as may be determined by the Shareholders present at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Acreage Board has fixed May 13, 2019 (the “Record Date”) as the record date for the determination of the Shareholders entitled to receive the Notice of Meeting. Shareholders of record at the close of business on the Record Date will be entitled to vote thereat or at any adjournment or postponement thereof on the basis of: (i) one vote for each Subordinate Voting Share held; (ii) 40 votes for each Proportionate Voting Share held; and (iii) 3,000 votes for each Multiple Voting Share held. To be effective, the Arrangement Resolution must be approved by: (i) at least 66⅔% of the votes cast by Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (ii) in accordance with MI 61-101, a majority of the votes cast by the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Meeting voting together as a single class, excluding votes cast by any “interested party”, any “related party” of an “interested party” or any “joint actor” (as such terms are defined in MI 61-101). Since all holders of Multiple Voting Shares are Interested Parties, the votes with respect to all of the Multiple Voting Shares will not be considered for purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained. The votes attaching to the Proportionate Voting Shares held by the Interested Parties will also be excluded for the purposes of determining whether “minority approval” has been obtained. See “The Arrangement – Required Shareholder Approvals” and “Securities Law Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

The authorized capital of the Company consists of an unlimited number of Subordinate Voting Shares, an unlimited number of Proportionate Voting Shares and an unlimited number of Multiple Voting Shares. As of May 13, 2019, the Company had: (i) 57,458,462 Subordinate Voting Shares outstanding; (ii) 743,143.6551 Proportionate Voting Shares outstanding; and (iii) 168,000 Multiple Voting Shares outstanding.

Each Proportionate Voting Share is convertible at the option of the holder thereof into 40 Subordinate Voting Shares. The ability to convert the Proportionate Voting Shares is subject to a restriction that, unless the Acreage Board determines otherwise, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with U.S. Exchange Act), may not exceed 40% of the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions.

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Each Multiple Voting Share is convertible, at the option of the holder, into one Subordinate Voting Share. Each Multiple Voting Share shall automatically convert, without any action on the part of the holder, into one Subordinate Voting Share upon the earliest of the date that: (i) the aggregate number of Multiple Voting Shares held by Kevin Murphy together with his affiliates is reduced to a number which is less than 84,000 Multiple Voting Shares; (ii) the aggregate number of High Street Units held by Kevin Murphy together with his affiliates are reduced to a number which is less than 50% of the aggregate number of High Street Units held by Kevin Murphy together with his affiliates on the date of completion of the RTO, being 15,957,908 High Street Units; and (iii) is five years following completion of the RTO, being November 14, 2023.

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian Securities Laws. As of the date of this Circular, the Subordinate Voting Shares represent approximately 9.92% of the voting rights attached to outstanding Acreage Shares, the Proportionate Voting Shares represent approximately 4.83% of the voting rights attached to outstanding Acreage Shares and the Multiple Voting Shares represent approximately 85.25% of the voting rights attached to outstanding Acreage Shares.

On November 14, 2018, Acreage, Odyssey Trust Company, as trustee for the benefit of the holders of Subordinate Voting Shares (in such capacity, the “Trustee”), Kevin Murphy and Murphy Capital, LLC (together, the “MVS Shareholders”) entered into a coattail agreement (the “Coattail Agreement”) under which the MVS Shareholders, as the only holders of Multiple Voting Shares, and holders of High Street Units, are prohibited from selling, directly or indirectly, any Multiple Voting Shares or High Street Units pursuant to a takeover bid, if applicable securities legislation would have required the same offer to be made to the Subordinate Shareholders had the sale been a sale of Subordinate Voting Shares rather than Multiple Voting Shares or High Street Units. The prohibition does not apply if a concurrent offer is made to purchase Subordinate Voting Shares if: (i) the price per Subordinate Voting Share under such concurrent offer is at least as high as the price to be paid for the Multiple Voting Shares or High Street Units, assuming their conversion to Subordinate Voting Shares; (ii) the percentage of Subordinate Voting Shares to be taken up under such concurrent offer is at least as high as the percentage of Multiple Voting Shares or High Street Units to be sold; (iii) such concurrent offer is unconditional, other than the right not to take up and pay for any Subordinate Voting Shares tendered if no Multiple Voting Shares or High Street Units are purchased; and (iv) such concurrent offer is in all other material respects identical to the offer for Multiple Voting Shares or High Street Units. The Coattail Agreement does not apply to prevent the sale or transfer of High Street Units to Mr. Murphy and members of his immediate family, or a person or company controlled by Mr. Murphy or a member of his immediate family. If Subordinate Shareholders representing not less than 10% of the then outstanding Subordinate Voting Shares determine that the MVS Shareholders or the Company have breached or intend to breach any provision of the Coattail Agreement, they may by written requisition require the Trustee to take such action as is specified in the requisition in connection with the breach or intended breach, and the Trustee is to forthwith take such action or any other action it considers necessary to enforce its rights under the Coattail Agreement on behalf of the Subordinate Shareholders. The obligation of the Trustee to take such action on behalf of the Subordinate Shareholders is conditional upon the provision to the Trustee of such funds and indemnity as it may reasonably require in respect of any costs or expenses it may incur in connection with such action. Subordinate Shareholders may not institute any action or proceeding, or exercise any other remedy to enforce rights under the Coattail Agreement unless they have submitted such a requisition, and provided such funds and indemnity, to the Trustee, and the Trustee shall have failed to act within 30 days of receipt thereof.

As of the date hereof, neither Canopy Growth nor any of its affiliates owns, or controls or directs, directly or indirectly, any Acreage Shares.

Additional information concerning the rights attaching to the Acreage Shares can be found in the Acreage AIF, a copy of which has been filed on SEDAR at www.sedar.com under the Company’s profile.

As of the date of this Circular, to the knowledge of the directors and executive officers of the Company, except as set out below, no Person beneficially owns, or controls or directs, directly or indirectly, Acreage Shares carrying 10% or more of the voting rights attached to any class of Acreage Shares.

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Name, Jurisdiction of Residence	Number of Shares (1)(3)	Class of Shares	Method of Ownership	Percentage of Class (1)(2)	Percentage of Voting Rights of the Acreage Shares
Kevin Murphy (New York, United States)	168,000	Multiple Voting Shares	Record and Beneficially	100%	85.25%
	113,102.31(2)	Proportionate Voting Shares	Beneficial	15.86%	0.77%

Notes:

(1) On a non-diluted basis, without giving effect to the exercise of securities convertible, redeemable or exchangeable into Subordinate Voting Shares.

(2) 16,250 of the Proportionate Voting Shares are registered in the name of Murphy Capital, LLC, an entity over which Mr. Murphy exercises direction or control, and 96,852.31 Proportionate Voting Shares are registered in the name of The Kevin Murphy 2018 Annuity Trust.

(3) Mr. Murphy also owns 15,957,908 High Street Units, which High Street Units are redeemable or exchangeable, as applicable, subject to contractual restrictions, for newly-issued Subordinate Voting Shares on a one-to-one basis.

THE ARRANGEMENT

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution to approve, inter alia, the Plan of Arrangement pursuant to Section 288 of the BCBCA. The Arrangement, the Acquisition, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and the Plan of Arrangement attached thereto, each of which have been filed on SEDAR at www.sedar.com under the Company’s profile. A copy of the Plan of Arrangement is also attached as Appendix “C” of this Circular.

To be effective, the Arrangement Resolution must be approved by: (i) at least 66⅔% of the votes cast by Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (ii) in accordance with MI 61-101, a majority of the votes cast by the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class, excluding votes cast by any “interested party”, any “related party” of an “interested party” or any “joint actor” (as such terms are defined in MI 61-101). Since all holders of Multiple Voting Shares are Interested Parties, the votes with respect to all of the Multiple Voting Shares will not be considered for purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained. The votes attaching to the Proportionate Voting Shares held by the Interested Parties will also be excluded for the purposes of determining whether “minority approval” has been obtained. See “The Arrangement – Required Shareholder Approvals” and “Interests of Certain Persons in the Arrangement”. A copy of the Arrangement Resolution is set out in Appendix “B” of this Circular.

After careful consideration of a number of alternatives, factors and consultation with Canaccord Genuity, financial advisor to the Acreage Board, its legal advisors and receipt of the recommendation from the Acreage Special Committee and the Fairness Opinions, the members of the Acreage Board unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) determined that the Arrangement is in the best interests of Acreage and recommend that Shareholders vote FOR the Arrangement Resolution.

Unless otherwise directed in properly completed forms of proxy, it is the intention of the individuals named in the enclosed form of proxy to vote FOR the Arrangement Resolution. If you do not specify how you want your Acreage Shares to be voted at the Meeting, the Persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

If the Arrangement Resolution is approved at the Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the implementation of the Arrangement are satisfied or waived, the Arrangement is expected to take effect at 12:01 a.m. (EDT) on the Initial Effective Date, which is expected to occur at the end of June 2019 or such other date as may be agreed by Canopy Growth and the Company.

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Description of the Arrangement

On April 18, 2019, Canopy Growth and Acreage entered into the Arrangement Agreement pursuant to which, among other things, upon the occurrence or waiver of the Triggering Event, Canopy Growth will exercise or be deemed to exercise the Canopy Growth Call Option. Following the Triggering Event, upon the satisfaction or waiver of the Acquisition Closing Conditions, Canopy Growth will complete the Acquisition. All Proportionate Voting Shares and Multiple Voting Shares will automatically be converted into Subordinate Voting Shares prior to the completion of the Acquisition in accordance with the Plan of Arrangement. The Arrangement will be effected pursuant to a court approved plan of arrangement under the BCBCA.

Subject to receipt of the Acreage Shareholder Approval, the Canopy Growth Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, the Initial Effective Time will occur and Acreage will complete the Arrangement Filings in order to give effect to the amendments to the Acreage Shares which will provide Canopy Growth with the Canopy Growth Call Option. In accordance with the Plan of Arrangement, promptly following the Initial Effective Time, the Payment Agent will deliver the Aggregate Option Premium to the Acreage Holders. Following the Initial Effective Time, Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement.

Following the Initial Effective Time, upon the occurrence or waiver of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, Canopy Growth will exercise or be deemed to exercise the Canopy Growth Call Option. Following the Triggering Event, upon the satisfaction or waiver of the Acquisition Closing Conditions, Canopy Growth will acquire all of the issued and outstanding Subordinate Voting Shares (including the Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Proportionate Voting Shares and Multiple Voting Shares to Subordinate Voting Shares in accordance with the Plan of Arrangement). Notwithstanding anything to the contrary contained in the Arrangement Agreement, following the filing of the Plan of Arrangement, the Arrangement Agreement cannot be terminated; however, the Canopy Growth Call Option will expire if not exercised prior to the Acquisition Expiry Date.

If completed, the Acquisition will result in Canopy Growth becoming the owner of all of the Acreage Shares on the Acquisition Effective Date. Acreage will become a wholly-owned Subsidiary of Canopy Growth and Canopy Growth will continue the operations of Canopy Growth and Acreage on a combined basis. Pursuant to the Plan of Arrangement, at the Acquisition Effective Time, Shareholders will receive 0.5818 of a Canopy Growth Share (subject to adjustment in accordance with the terms of the Plan of Arrangement) for each Subordinate Voting Share held (including the Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Proportionate Voting Shares and Multiple Voting Shares to Subordinate Voting Shares prior to completion of the Acquisition in accordance with the Plan of Arrangement).

Assuming the conversion of all outstanding securities of Acreage, on the Acquisition Effective Date, existing Acreage Holders would own approximately 12.1% of the outstanding Canopy Growth Shares on a fully diluted basis and existing Canopy Growth Shareholders would own approximately 87.9% of the outstanding Canopy Growth Shares on a fully diluted basis, based on the number of securities of Acreage (on an as converted to Subordinate Voting Share basis) and Canopy Growth issued and outstanding as of the Announcement Date. If Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement, being 58,000,000 Subordinate Voting Shares or High Street Units convertible or exchangeable into such number of Subordinate Voting Shares, assuming the conversion of all outstanding securities of Acreage (and the exchange of all securities exchangeable into Acreage Shares), on the Acquisition Effective Date, existing Acreage Holders would own approximately 16.6% of the outstanding Canopy Growth Shares on a fully diluted basis and existing Canopy Growth Shareholders would own approximately 83.4% of the outstanding Canopy Growth Shares on a fully diluted basis, based on the number of securities of Acreage and Canopy Growth issued and outstanding as of the Announcement Date. For further information regarding Canopy Growth following completion of the Arrangement, see Appendix “J” – “Information Relating to Canopy Growth following Completion of the Acquisition”.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Acreage and Canopy Growth and their respective advisors. The following is a summary of the material meetings, negotiations, discussions and actions among the Parties that preceded the execution and public announcement of the Arrangement Agreement.

The Acreage Board and management, since the inception of its business, reviewed, explored and executed on strategic opportunities available to Acreage, as a leading United States multi-state operator. Acreage also identified the associated risks of developing and enhancing its vertically integrated operations. In considering strategic alternatives, including potential partnerships, joint ventures, acquisition and investment opportunities, to grow and improve upon each aspect of its vertically-integrated operations, senior management of Acreage had various meetings and discussions with leading international alcohol and beverage companies.

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Throughout 2018 and 2019, Acreage engaged in exploratory discussions with certain Canadian and United States cannabis companies, including Canadian licensed cannabis producers; however, Acreage’s senior management determined that, other than Canopy Growth, none of the potential Canadian licensed cannabis producer counterparties clearly presented a compelling long-term strategic opportunity.

In January 2019, Mr. Kevin Murphy and Mr. Bruce Linton, Canopy Growth’s Chairman and Co-Chief Executive Officer, attended the World Economic Forum in Davos, Switzerland. Over the course of three days, Mr. Linton and Mr. Murphy held numerous informal business discussions, including sharing the stage at a public speaking event.

On February 26, 2019, Mr. Murphy contacted Mr. Linton by telephone to express Acreage’s interest in discussing a potential transaction involving Canopy Growth and Acreage. Following this initial discussion, Acreage provided Canopy Growth with a corporate presentation that provided a general overview of Acreage’s business.

Between February 26, 2019 and March 20, 2019, Mr. Linton and Mr. Murphy engaged in periodic conversations regarding a potential transaction, including in person three times during the South by Southwest conference. Each of Mr. Linton and Mr. Murphy expressed interest in a potential transaction at a high level, and Mr. Linton suggested he continued to entertain all options.

On March 20, 2019, Canopy Growth provided Acreage with a draft of the Confidentiality Agreement and following negotiation of the draft, on March 23, 2019, Canopy Growth and Acreage entered into the Confidentiality Agreement.

On March 22, 2019, representatives of Acreage including, Mr. Murphy, Mr. Robert Daino, Mr. Glen Leibowitz, Mr. Harris Damashek and Mr. Tyson Macdonald traveled to Smith Falls, Ontario to meet with Mr. Linton and Mr. Zekulin.

On March 23, 2019, Canopy Growth delivered an initial letter of intent to Acreage, which included the indicative terms of a proposed conditional acquisition of all of the issued and outstanding Acreage Shares by way of a plan of arrangement, including, among other terms, the transaction structure, consideration, conditions to consummating the proposed transaction, termination rights and related fees as well as certain Acreage covenants (the “Proposal”). The initial Proposal included consideration comprised of a US$300 million up-front cash payment to the Shareholders and provided for a fixed exchange ratio of 0.4645 of a Canopy Growth Share for each Subordinate Voting Share (on a Converted Basis), representing a premium of approximately 20% to the five-day volume weighted average price of the Acreage Shares as of March 21, 2019.

On March 23, 2019, Acreage contacted Canaccord Genuity regarding a potential advisory engagement. Canaccord Genuity was engaged by Acreage to provide financial advisory services to the Acreage Board in connection with the consideration of the Proposal and, ultimately, the Arrangement.

Between March 25 and March 28, 2019, Canopy Growth and Acreage and their respective advisors negotiated and settled the financial terms and conditions of the Proposal.

On March 28, 2019, the Acreage Board (other than Mr. Weld) met to review the terms of a negotiated non-binding letter of intent (the “Letter of Intent”), including Canopy Growth’s request for a period of exclusive negotiations through to April 24, 2019. The Acreage Board reviewed materials prepared by Canaccord Genuity assessing the Letter of Intent, including key transaction considerations. The Acreage Board authorized and approved Acreage entering into the Letter of Intent. Following the receipt of Acreage Board approval, Acreage entered into the Letter of Intent with Canopy Growth, which provided for consideration comprised of a US$300 million up-front cash payment and provided for a fixed exchange ratio of 0.5818 of a Canopy Growth Share, representing a premium of approximately 30% to the five-day volume weighted average price of the Acreage Shares as of March 27, 2019.

Following the execution of the letter of intent, Acreage commenced formal diligence review of Canopy Growth’s operations. Acreage’s due diligence investigation of Canopy Growth and its Subsidiaries went on to, including financial, operational, legal, tax and accounting diligence. These diligence investigations by Acreage and its advisors continued up until the execution of the Arrangement Agreement.

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On April 1, 2019, Canopy Growth’s legal counsel delivered a first draft of the Arrangement Agreement to Acreage’s external legal counsel, DLA Piper (Canada) LLP and Cozen O’Connor P.C. The initial draft of the Arrangement Agreement included, among other things, significant restrictive covenants that may potentially impair Acreage’s ability to operate its business in the ordinary course and conditions to the closing of the Acquisition that presented, in the opinion of the Acreage Board and the Special Committee, significant deal risk and uncertainty. Through the process described below, Acreage successfully negotiated a final Arrangement Agreement, which addressed these concerns.

Between April 3, 2019 and April 5, 2019, Canopy Growth representatives, including Mr. Linton and Mr. Zekulin, conducted site visits of Acreage’s facilities. During the site visits, representatives of Canopy Growth, including Mr. Linton and Mr. Zekulin, and Acreage representatives, including Mr. Murphy and Mr. Macdonald, engaged in negotiations with respect to both financial and non-financial terms of the proposed transaction.

On April 5, 2019, Canopy Growth granted Acreage and its advisors access to a virtual data room containing certain material information regarding Canopy Growth for purposes of Acreage’s ongoing due diligence review process.

On April 8, 2019, the Acreage Board (other than Mr. Weld) met to receive an update on the meetings that took place between April 3, 2019 and April 5, 2019 with senior representatives of Canopy Growth and the status of negotiations regarding both the financial and non-financial terms of the proposed transaction. After receiving presentations from Mr. Murphy and Mr. Doherty, the Acreage Board engaged in discussions regarding the potential transaction and the suggested terms thereof and it was determined that (i) the Acreage Board would form a special committee of independent directors to review, consider, evaluate and make recommendations to the Acreage Board regarding a potential transaction with Canopy, and (ii) INFOR Financial would be retained, on behalf of the Acreage Special Committee, to act as a financial advisor to the Acreage Special Committee.

On April 10, 2019, the Acreage Board by written consent resolution established the Acreage Special Committee consisting of Larissa Herda (Chair), William Van Faasen and Douglas Maine to, among other things, review, consider and evaluate all aspects of the proposed transaction, to report and make recommendations to the Acreage Board in respect of the proposed transaction and to engage its own independent legal and financial advisors. The Acreage Special Committee retained Stikeman Elliott LLP to provide it with independent legal advice and INFOR Financial to provide it with independent financial advice.

From April, 5, 2019 to April 10, 2019, representatives of Acreage, including DLA Piper (Canada) LLP, Canadian counsel, and Cozen O’Connor P.C., U.S. counsel, and Canaccord Genuity, considered various aspects of the draft Arrangement Agreement and the negotiation of various elements of the potential transaction with representatives of Canopy Growth, including its legal and financial advisors.

On April 8, 2019, the Acreage Board (other than Mr. Weld) met to receive an update on the meetings that took place between April 3, 2019 and April 5, 2019 with senior representatives of Canopy Growth and the status of negotiations regarding both the financial and non-financial terms of the proposed transaction. After receiving presentations from Mr. Murphy and Mr. Doherty, the Acreage Board engaged in discussions regarding the potential transaction and the suggested terms thereof.

The Acreage Special Committee met numerous times, formally and informally, during the course of its review and evaluation of the proposed transaction, including with management and Acreage’s financial and legal advisors as well as its own independent financial and legal advisors. When Acreage management representatives were invited to attend formal meetings of the Acreage Special Committee, at all such meetings, the Acreage Special Committee also held in camera sessions without management present.

On April 12, 2019, the Acreage Special Committee met to receive an update from management and Acreage’s financial and legal advisors on the discussions and negotiations that had occurred to date with Canopy Growth and to receive an update on the status of the draft transaction documentation.

On April 15, 2019, the Acreage Special Committee met with its financial and legal advisors to review the proposed transaction, to receive advice from Stikeman Elliott LLP on its fiduciary duties and to receive a presentation from INFOR Financial in respect of its preliminary assessment on value as well as the strategic rationale for the proposed transaction.

On April 16, 2019, the Acreage Special Committee met to receive an update from management on the status of the discussions and negotiations, the proposed management lock-up agreements and equity incentive plan as well as an update on legal due diligence and other relevant updates. At this meeting,  DLA Piper (Canada) LLP reviewed the principle terms of the draft arrangement agreement and other documents and the outstanding issues with the Acreage Special Committee. Canaccord Genuity discussed the strategic rationale of the proposed transaction with the Acreage Special Committee.

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Between April 10, 2019 and April 17, 2019, the Acreage Board and management team met formally and informally, both with and without its legal and financial advisors, to review and consider the terms and conditions of the Arrangement Agreement as a whole. During the negotiation of the Arrangement Agreement, members of Acreage’s Board and management team continued to meet and discuss terms of the draft Arrangement Agreement being negotiated with Canopy Growth, and to obtain the advice of its legal and financial advisors and the Acreage Special Committee. During such meetings, members of the Acreage Board and management team discussed the anticipated benefits to Acreage and its stakeholders of the transactions contemplated under the Arrangement Agreement and weighed those against the associated risks and alternatives available to Acreage.

On April 16, 2019, Acreage formalized its engagement with Canaccord Genuity to evaluate the potential transaction with Canopy Growth and prepare and deliver an opinion as to the fairness of the consideration payable pursuant to the transaction with Acreage, from a financial point of view, to Shareholders.

Throughout the process of negotiating the Arrangement Agreement and the terms thereof, each of the Acreage Board and the Acreage Special Committee engaged in discussions concerning any “collateral benefit” (as defined in MI 61-101) that may be considered to be received by the Interested Parties as a consequence of the Arrangement and gave consideration to the provisions of MI 61-101.

On April 17, 2019, the Acreage Special Committee met to review the latest draft of the Arrangement Agreement and other documents and receive an update from DLA Piper (Canada) LLP and management on the status of the negotiations, and to receive the advice of INFOR Financial and Stikeman Elliott LLP. DLA Piper (Canada) LLP and Canaccord Genuity reviewed the key terms of the Arrangement Agreement with the Acreage Special Committee. INFOR Financial made a presentation to the Acreage Special Committee concerning the financial terms of the proposed transaction including the analysis that it had conducted. Following a discussion, INFOR Financial orally advised the Acreage Special Committee that, based upon certain assumptions, qualifications and limitations, in its opinion, the Consideration to be received by Shareholders under the Arrangement was fair, from a financial point of view, to such Shareholders. After a discussion, based in part on the financial advice of INFOR Financial as well as numerous other factors, including those set forth below under the heading “Reasons for the Arrangement”, the Acreage Special Committee unanimously determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of Acreage and unanimously determined to recommend to the Acreage Board that it approve and authorize Acreage to enter into the Arrangement Agreement and recommend to Shareholders that they vote FOR the Arrangement Resolution.

Following receipt of the recommendation of the Acreage Special Committee, the receipt of the verbal Canaccord Genuity Opinion and after careful consideration, on April 17, 2019, the Acreage Board unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) determined that the Arrangement is in the best interests of Acreage and that the Arrangement is fair to the Shareholders and authorized the submission of the Arrangement to the Shareholders. The Acreage Board also determined unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) to recommend to the Shareholders that they vote FOR the Arrangement Resolution.

Throughout the evening of April 17, 2019 and the morning of April 18, 2019, Canopy Growth and Acreage, assisted by their respective legal advisors, finalized the terms of the Arrangement Agreement, the schedules thereto and other transaction documents. Acreage and Canopy Growth executed the Arrangement Agreement on the morning of April 18, 2019, following which Acreage and Canopy Growth jointly announced the Arrangement Agreement prior to markets opening on April 18, 2019.

Canaccord Genuity Opinion

Canaccord Genuity was formally engaged by the Acreage Board pursuant to the Canaccord Genuity Engagement Agreement to act as financial advisor to Acreage and to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be received under the Arrangement by the Shareholders (other than Canopy Growth and/or its affiliates) pursuant to the Arrangement Agreement. On April 17, 2019, Canaccord Genuity verbally delivered its opinion, which was subsequently confirmed in writing, that, as at that date and subject to the assumptions, qualifications and limitations set out in the Canaccord Genuity Opinion and such other matters as Canaccord Genuity considered relevant, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Canopy Growth and/or its affiliates).

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Under the Canaccord Genuity Engagement Agreement, Canaccord Genuity will receive certain fees for its services as financial advisor, including a fee due upon the delivery of the Canaccord Genuity Opinion, which fee was not contingent on the substance of the Canaccord Genuity Opinion or upon success of the Arrangement.

Acreage has also agreed to pay Canaccord Genuity a fee based on the successful implementation of the Arrangement at the Initial Effective Time as well as upon the completion of the Acquisition. In addition, Acreage has agreed to reimburse Canaccord Genuity for its reasonable out-of-pocket expenses and to indemnify Canaccord Genuity in respect of certain liabilities that might arise in connection with its engagement.

In arriving at its conclusions in the Canaccord Genuity Opinion, Canaccord Genuity reviewed, analyzed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof), among other things: (i) financial projections provided by Acreage’s management; (ii) selected public market trading statistics and relevant financial information in respect of both Acreage and Canopy Growth, as well as other comparable public entities considered by Canaccord Genuity to be relevant; and (iii) internal financial, operational and corporate information prepared and provided by Acreage’s and Canopy Growth’s management.

Canaccord Genuity has disclaimed any undertaking or obligation to advise any Person of any change in any fact or matter affecting the Canaccord Genuity Opinion after the date thereof. Canaccord Genuity reserves the right to change, modify or withdraw the Canaccord Genuity Opinion in the event that there is a material change in any fact or matter affecting the Canaccord Genuity Opinion after the date thereof or if Canaccord Genuity learns that the information relied upon was inaccurate, incomplete or misleading in any material respect. The full text of the Canaccord Genuity Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Opinion, is attached as Appendix “G” to this Circular. The summary of the Canaccord Genuity Opinion described in this Circular is qualified in its entirety by reference to the full text of the Canaccord Opinion.

None of Canaccord Genuity nor its affiliates is an insider, associate, or affiliate (as such terms are defined in the Securities Act (Ontario)) of Acreage or Canopy Growth. None of Canaccord Genuity nor its affiliates has been engaged to provide any financial advisory services and has not acted as lead or co-lead manager on any offering of securities of Acreage, Canopy Growth or their insiders, affiliates or associates during the 24 months preceding the date on which Canaccord Genuity was first contacted by Acreage in respect of the Arrangement, other than: (a) services provided under the Canaccord Genuity Engagement Agreement; (b) in respect of a private placement of subscription receipts of Acreage Finco B.C. Ltd., which closed on November 14, 2018, in connection with which Canaccord Genuity acted as lead agent and sole-bookrunner; and (c) in respect of the “bought deal” offering of Canopy Growth Shares announced on January 17, 2018, which subsequently closed on February 7, 2018, pursuant to which Canaccord Genuity acted as a member of the syndicate of underwriters.

In addition, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of Acreage, Canopy Growth or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission. As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to its clients on investment matters, including with respect to Acreage, Canopy Growth and the Arrangement. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of its business, provide other financial services to Acreage, Canopy Growth or any of their associates or affiliates, including financial advisory, investment banking and capital market activities such as raising debt or equity capital.

The Canaccord Genuity Opinion does not constitute a recommendation to the Acreage Board or Shareholders as to whether such Shareholders should vote for the Arrangement Resolution and does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Acreage. Furthermore, the Canaccord Genuity Opinion is not, and should not be construed as, a formal valuation or appraisal of Acreage or Canopy Growth or any of their respective assets or securities, or advice as to the price at which Canopy Growth’s and/or Acreage’s securities may trade at any future date, whether before or after implementation of the Arrangement or before or after completion of the Acquisition. The Canaccord Genuity Opinion was one of a number of factors taken into consideration by the Acreage Board in considering the Arrangement. The Acreage Board urges Shareholders to read the Canaccord Genuity Opinion carefully in its entirety.

Based upon and subject to the assumptions, qualifications and limitations contained therein, and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date of the Canaccord Genuity Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Canopy Growth and/or its affiliates).

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INFOR Financial Opinion

INFOR Financial was engaged by the Acreage Special Committee effective April 8, 2019 to act as financial advisor to the Acreage Special Committee and to provide a long-form opinion as to the fairness, from a financial point of view, of the Consideration to be received under the Arrangement by the Shareholders pursuant to the Arrangement Agreement. On April 17, 2019, INFOR Financial verbally delivered its opinion, which was subsequently confirmed in writing to the effect that, as of April 17, 2019 and based on and subject to the analyses, assumptions, qualifications and limitations set forth therein, the Consideration under the Arrangement is fair, from a financial point of view, to the Shareholders.

Under the INFOR Engagement Agreement, Acreage has agreed to pay a fixed fee to INFOR Financial for its services related to providing the INFOR Financial Opinion, no part of which is contingent upon the INFOR Financial Opinion being favourable or upon successful completion of the Arrangement. In addition, Acreage has agreed to reimburse INFOR Financial for its reasonable out-of-pocket expenses and to indemnify INFOR Financial against certain liabilities in connection with its engagement.

In support of the INFOR Financial Opinion, INFOR Financial performed certain analyses on Acreage and Canopy Growth based on methodologies and assumptions that INFOR Financial considered appropriate at the time and in the circumstances, for the purpose of providing the INFOR Financial Opinion. INFOR Financial considered and assessed, among other factors, the following: (i) a comparison of the Consideration to the historical trading analysis of Acreage; (ii) a comparison of the Consideration against the implied share price of Acreage based on publicly available business and financial data and derived valuation multiples of certain publicly traded companies in the cannabis sector that were deemed comparable and relevant; and (iii) a comparison of the Consideration against the implied share price of Acreage based on premiums paid and implied transaction multiples in precedent transactions in the cannabis sector that were deemed comparable and relevant. A discounted future cash flow analysis of Acreage was not performed given the unavailability of a long-term financial forecast for Acreage, which management of Acreage explained is due, in large part, to the highly uncertain regulatory environment in which Acreage operates and the resulting uncertainty on future levels of revenue, profitability and cash flow for individual states and in aggregate for Acreage. All financial analyses were conducted with information available as of market close on April 17, 2019. INFOR Financial took into account that a Triggering Event Date may not occur prior to the Acquisition Expiry Date and as such, the Acquisition may never occur. In addition, the potential timing of the Triggering Event Date is uncertain and as such, the timing of payment and the total implied value per Acreage Share of the Consideration is uncertain as of the date of the Arrangement Agreement. Therefore, INFOR Financial analyzed the implied value per Acreage Share of the Consideration over a range of time periods prior to and as of the date of the Arrangement Agreement. In addition, given the unique nature of the Arrangement, INFOR Financial assessed the key business terms of the transaction that it believes would impact the Shareholders including, but not limited to, the License Agreement that will grant Acreage access to Canopy Growth’s significant portfolio of brands and intellectual property. INFOR Financial also considered the potential for Acreage to benefit from improved access to capital to fund its expansion plans and the ability to benefit from the combined infrastructure, brands and resources resulting from a combination with Canopy Growth if the Acquisition is completed.

INFOR Financial based its conclusion in the INFOR Financial Opinion upon a number of quantitative and qualitative factors including, but not limited to:

•	the fact that the Consideration implies an offer premium of approximately 40% based on the 30-day volume weighted average prices as of April 17, 2019, the date immediately prior to execution of the Arrangement Agreement. This compares to an average premium of approximately 28% based on 30-day volume weighted average prices for precedent transactions in the cannabis sector that INFOR Financial considered relevant;

•	the Consideration compares favourably with INFOR Financial’s analysis using the historical trading analysis approach;

•	the Consideration compares favourably with INFOR Financial’s analysis of comparable company metrics by applying a range of both enterprise value to revenue and enterprise value to EBITDA multiples to Acreage’s 2019 and 2020 fiscal year estimates. INFOR Financial compared the trading multiples observed for the selected comparable companies with Acreage, taking into account a number of factors including market capitalization, revenue and EBITDA profile, operational footprint and other financial metrics that INFOR Financial considered relevant;

•	the Consideration compares favourably with INFOR Financial’s analysis of precedent transaction metrics in the cannabis sector by applying a range of both enterprise value to revenue and enterprise value to EBITDA multiples to Acreage’s 2020 fiscal year estimates. Precedent transactions considered included both U.S. and Canadian transactions in the cannabis sector. INFOR Financial compared the transaction multiples observed for the selected precedent transactions with the Consideration, taking into account factors such as size and trading liquidity, historical and forecast growth levels, revenue and EBITDA profile, and other financial metrics that INFOR Financial considered relevant;

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•	the Consideration calculated over a range of volume weighted average prices prior to and as of April 17, 2019, compares favourably with the average of the methodologies used to determine financial fairness; and

•	other factors or analyses, which INFOR Financial judged, based on its experience in rendering such opinions, to be relevant, including but not limited to, the sharing of brands and intellectual property to the benefit of Acreage, the potential for improved access to growth capital for Acreage, and the potential for Canopy Growth and Acreage to be the leading North American cannabis platform with access to markets beyond the U.S. and Canada.

INFOR Financial has disclaimed any undertaking or obligation to advise any Person of any change in any fact or matter affecting the INFOR Financial Opinion which may come or be brought to INFOR Financial’s attention after the date thereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the INFOR Financial Opinion after the date thereof, INFOR Financial reserves the right to change, modify or withdraw the INFOR Financial Opinion. The full text of the INFOR Financial Opinion, setting out the assumptions made, matters considered and limitation and qualifications on the review undertaken in connection with the INFOR Financial Opinion, is attached as Appendix “H” to this Circular. The summary of the INFOR Financial Opinion described in this Circular is qualified in its entirety by reference to the full text of the INFOR Financial Opinion.

Neither INFOR Financial, nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Acreage or Canopy Growth, or any of their respective associates or affiliates. INFOR Financial and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Acreage or Canopy Growth or their respective associates or affiliates during the 24 months preceding the date on which INFOR Financial was first contacted by Acreage in respect of the Arrangement, other than services provided under the INFOR Engagement Agreement and as otherwise disclosed in the INFOR Financial Opinion attached as Appendix “H” to this Circular. INFOR Financial advised the Acreage Special Committee that it has no conflicts of interest with regard to Acreage, Canopy Growth or any of their respective associates or affiliates.

In addition, INFOR Financial and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of Acreage, Canopy Growth or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission. As an investment dealer, INFOR Financial and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to its clients on investment matters, including with respect to Acreage, Canopy Growth and the Arrangement. In addition, INFOR Financial and its affiliates may, in the ordinary course of its business, provide other financial services to Acreage, Canopy Growth or any of their respective associates or affiliates.

The INFOR Financial Opinion does not constitute a recommendation to the Acreage Board, the Acreage Special Committee or Shareholders as to whether the Shareholders should vote for the Arrangement Resolution. Furthermore, the INFOR Financial Opinion is not, and should not be construed as, advice as to the price at which Canopy Growth’s and/or Acreage’s securities may trade at any future date, whether before or after implementation of the Arrangement or before or after completion of the Acquisition. The INFOR Financial Opinion was one of a number of factors taken into consideration by the Acreage Board and the Acreage Special Committee in considering the Arrangement. The Acreage Board urges Shareholders to read the INFOR Financial Opinion carefully in its entirety. The INFOR Financial Opinion is reproduced in its entirety in Appendix “H” of this Circular.

Based upon and subject to the assumptions, qualifications and limitations contained therein, INFOR Financial is of the opinion that, as of the date of the INFOR Financial Opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Recommendation of the Acreage Special Committee

The Acreage Special Committee, after consultation with management of Acreage and its independent financial and legal advisors, Acreage’s financial and legal advisors and having taken into account the INFOR Financial Opinion, and such other matters as it considered relevant, including the factors set out below under the heading “Reasons for the Arrangement”, unanimously determined that the Arrangement and entry into the Arrangement Agreement are in the best interests of Acreage and unanimously determined to recommend to the Acreage Board that it approve and authorize Acreage to enter into the Arrangement Agreement and recommend to Shareholders that they vote FOR the Arrangement Resolution.

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Recommendation of the Acreage Board

The Acreage Board, after consultation with management of Acreage, its financial and legal advisors and having taken into account the Canaccord Genuity Opinion and the INFOR Financial Opinion, the unanimous recommendation of the Acreage Special Committee and such other matters as it considered necessary and relevant, including the factors set out below under the heading “Reasons for the Arrangement”, unanimously (with the exception of Kevin Murphy, who declared his interest and abstained) determined that the Arrangement and entering into the Arrangement Agreement are in the best interests of Acreage and are fair to Shareholders and authorized Acreage to enter into the Arrangement Agreement and related agreements. Accordingly, the Acreage Board unanimously (with Kevin Murphy declaring his interest in the transactions contemplated by the Arrangement Agreement and abstaining from voting in respect thereof) recommends that Shareholders vote FOR the Arrangement Resolution.

All of the Acreage Locked-Up Shareholders are required to vote all of their Acreage Shares in favour of the Arrangement Resolution, subject to the terms of the Arrangement Agreement and the Voting and Support Agreements. See “Transaction Agreements – The Voting and Support Agreements”.

Reasons for the Arrangement

In evaluating the Arrangement and the Arrangement Agreement, and in making their recommendations, the Acreage Special Committee and the Acreage Board each consulted with Acreage management and their respective legal and financial advisors and gave careful consideration to the current and expected future financial position of the Company and all terms of the Arrangement Agreement and the Plan of Arrangement. The Acreage Special Committee and the Acreage Board considered a number of factors including, among others, the following:

(a)	Attractive Premium. Shareholders will be entitled to receive the Consideration under the Plan of Arrangement, including the Aggregate Option Premium and Consideration Shares, which, as of Announcement Date, was valued at approximately US$3.4 billion and represented a premium of approximately 40% over the 30-day volume weighted average trading price of the Subordinate Voting Shares on the CSE ended April 17, 2019, based on the 30-day volume weighted average trading price of the Canopy Growth Shares on the NYSE on April 17, 2019.

(b)	Creation of a Pre-Eminent Global Cannabis Company. If completed, the Acquisition is expected to result in the integration of Acreage, a premier U.S. cannabis company, with Canopy Growth, a leading international cannabis company with a global portfolio. Acreage and Canopy Growth’s aligned strategic vision and operating philosophy, as well as complementary assets, distribution networks, products and capabilities is anticipated to create a pre-eminent cannabis company across various significant regulated jurisdictions. During the Acquisition Interim Period, the Arrangement, including the License Agreement, will help solidify Acreage’s position in the U.S. marketplace by leveraging Canopy’s curated cannabis brands and Intellectual Property related to cultivation, extraction and new product development.

(c)	Affiliation with Canopy Growth. Canopy Growth is the largest and best-capitalized cannabis company in the world, with the largest market capitalization and cash balance. Acreage’s affiliation with Canopy Growth, and indirect affiliation with Constellation Brands (a Fortune 500 beverage alcohol leader) through Canopy Growth, is anticipated to be beneficial to Acreage during the Acquisition Interim Period and to provide Acreage with support to continue its U.S. cannabis acquisition strategy. Acreage is permitted to issue up to 58,000,000 Subordinate Voting Shares that, if the Canopy Growth Call Option is exercised, will become future Canopy Growth Shares which is expected to further accelerate Acreage’s ability to fund organic and accretive rapid expansion using Acreage Shares.

(d)	Access to Industry-Leading Brand and Intellectual Property. The License Agreement provides Acreage and its affiliates access to Canopy Growth’s operational expertise, trademarks, logos, and intellectual property.

(e)	Exclusive U.S. Cannabis Strategy for Canopy Growth. The Arrangement Agreement provides that, prior to the Triggering Event Date, Canopy Growth may not acquire another U.S. cannabis operator without Acreage’s consent. Accordingly, Canopy Growth has selected Acreage as its exclusive option in the U.S. cannabis industry and all U.S. based cannabis acquisitions are to be made directly by Acreage. This mandate is anticipated to enable Acreage to add to its significant U.S. footprint and create significant synergies and scale.

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(f)	Complementary Operations Providing International Exposure while Allowing Acreage to Focus on U.S. Cannabis. Canopy Growth’s existing and increasing international presence, together with its U.S. hemp and CBD strategy, is expected to complement Acreage’s current operations with minimal overlap and will allow Acreage to focus solely on its acquisition and growth strategy in the fragmented U.S. cannabis industry. The Consideration Shares, if and when issued, will provide Shareholders with exposure to international cannabis and U.S. hemp and CBD, that they may not otherwise receive through Acreage’s standalone operations.

(g)	Minimizes Acreage Execution Risk and Crystallizes Value. Shareholders will be entitled to receive a specified number of Canopy Growth Shares for each Acreage Share held at the time of the Acquisition, minimizing Acreage execution risk going forward and linking the value of Acreage Shares to Canopy Growth Shares. Given the increasingly competitive nature of the U.S. cannabis market, as well as the inherent uncertainty of a fast growing and evolving industry, the Arrangement substantially mitigates these uncertainties and risks resulting therefrom.

(h)	Strong Management Ability and Skills. Canopy Growth has an experienced management team with a proven track record of generating shareholder value in the context of the evolving cannabis industry in both Canada and internationally. Acreage’s management team will be able to leverage this knowledge and expertise as it continues to manage its own expansion.

(i)	Up-front Cash Consideration. At the Initial Effective Time, Canopy Growth will pay the US$300 million Aggregate Option Premium, or approximately US$2.51 - US$2.63 per Subordinate Voting Share on a Converted Basis, on a pro rata basis to Acreage Holders, regardless of whether the Canopy Growth Call Option is exercised.

(j)	Increased Liquidity for Shareholders. If completed, the Acquisition will result in Shareholders receiving Canopy Growth Shares as part of the Consideration pursuant to the Acquisition, which are currently listed and posted for trading on the TSX and the NYSE, providing the Shareholders with greater liquidity given the higher daily trading volume of the Canopy Growth Shares compared to the Subordinate Voting Shares.

(k)	Participation by Shareholders in Future Growth of Canopy Growth following the Acquisition. If the Acquisition is completed, Shareholders will receive Canopy Growth Shares on the Acquisition Effective Date as part of the Consideration pursuant to the Plan of Arrangement and will have the opportunity to participate in any future potential increase in the value of Canopy Growth, including through growth in the value of Acreage. In addition, as a result of the Exchange Ratio, following the implementation of the Arrangement, Shareholders will also be able to participate in any future potential increase in the value of the Canopy Growth Shares during the Acquisition Interim Period.

(l)	Alternative Strategic Opportunities. Prior to entering into the Arrangement Agreement, Acreage regularly evaluated business and strategic opportunities with the objective of maximizing Shareholder value in a manner consistent with the best interests of Acreage. As part of that process, Acreage held numerous discussions with various companies in the cannabis, beverage and alcohol industries in order to assess mutual interest regarding potential strategic transactions. Acreage assessed the alternatives reasonably available to Acreage and determined that the Arrangement represents the best current prospect for maximizing Shareholder value.

(m)	Evaluation and Analysis. The Acreage Board has given lengthy consideration to the business, operations, assets, financial condition, operating results and potential prospects for Canopy Growth following the Acquisition as well as current industry, economic and market conditions and related risks, all relative to those of Acreage on a standalone basis.

(n)	Terms of the Arrangement Agreement. The Arrangement Agreement is the result of an arm’s length negotiation process and includes terms and conditions that are reasonable in the judgment of the Acreage Special Committee and the Acreage Board, after consultation with their respective legal and financial advisors.

(o)	Limited Conditions and Requirement for Completion of the Acquisition. The obligation of Canopy Growth to complete the Acquisition is subject to a limited number of conditions, which the Acreage Special Committee and the Acreage Board believe are reasonable under the circumstances, and Canopy Growth is required to exercise the Canopy Growth Call Option on the Triggering Event Date.

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(p)	Support of Boards and Management Teams. The boards of directors of each of Canopy Growth and Acreage (with the exception of the Canopy Growth abstaining directors, in the case of the Canopy Growth Board, and Kevin Murphy, in the case of the Acreage Board) have unanimously recommended support for the Arrangement.

(q)	Key Shareholder Support. The Acreage Locked-Up Shareholders who collectively hold approximately 0.11% of the issued and outstanding Subordinate Voting Shares, approximately 16.05% of the issued and outstanding Proportionate Voting Shares and 100% of the issued and outstanding Multiple Voting Shares (which collectively represent approximately 86.07% of the voting rights attached to outstanding Acreage Shares), as at the Record Date, entered into the Voting and Support Agreements under which they have agreed, among other things, to vote FOR the Arrangement Resolution.

(r)	Shareholder Approval. The Acreage Shareholder Approval is protective of the rights of Shareholders. The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by the holders of Acreage Shares, voting together as a single class. In addition, the Arrangement Resolution is subject to approval by a simple majority of the votes cast by the holders of Subordinate Voting Shares and Proportionate Voting Shares, voting together as a single class, excluding the votes cast by any Interested Party.

(s)	Court Process. The Arrangement will be subject to a judicial determination of the Court that the Arrangement is procedurally and substantively fair and reasonable to Shareholders.

(t)	Dissent Rights. Registered Shareholders who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Acreage Shares and obtain “fair value” pursuant to the proper exercise of the Dissent Rights (subject to compliance with certain conditions).

(u)	Superior Proposal. The Arrangement Agreement does not prevent a third party from making an unsolicited Acquisition Proposal, and subject to compliance with the terms of the Arrangement Agreement, the Acreage Board is not precluded from considering and responding to an unsolicited Acquisition Proposal that is a Superior Proposal at any time prior to the approval of the Arrangement Resolution by Shareholders.

(v)	Receipt of Fairness Opinions. The Acreage Board has received the Canaccord Genuity Opinion and the Acreage Special Committee has received the INFOR Financial Opinion, in which Canaccord Genuity and INFOR Financial each provided an opinion to the effect that, as of the date of such opinions, and subject to the assumptions, limitations and qualifications set forth therein and such other matters as Canaccord Genuity and INFOR Financial considered relevant, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

(w)	Independent Special Committee and Opinion. The process of evaluating the Arrangement was led by the Acreage Special Committee, being members of the Acreage Board who are independent of management, and the members of the Acreage Special Committee met regularly with Acreage’s advisors and management. INFOR Financial was independent of Acreage and Canopy Growth for purposes of the Arrangement and INFOR Financial is only entitled to receive a fixed fee for delivery of its long-form fairness opinion, regardless of its conclusions.

(x)	Other Factors. The Acreage Board and the Acreage Special Committee each also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of Acreage and Canopy Growth in their respective markets, information concerning the business, operations, assets, financial condition, operating results and prospects of each of Acreage and Canopy Growth and the historical trading prices of the Subordinate Voting Shares and Canopy Growth Shares, taking into account the results of Acreage’s due diligence review of Canopy Growth and its business.

The Acreage Special Committee and the Acreage Board also considered a number of potential risks and potential negative factors relating to the Arrangement, including the following:

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(a)	Completion Risk. If the Arrangement is not implemented, a considerable amount of costs will have been incurred, a significant amount of time and effort of Acreage and its management team will have been diverted away from other important aspects of Acreage’s business activities and there could be negative and irreparable impacts on Acreage’s business relationships (including with current and prospective employees, customers, suppliers, partners and regulators, among others).

(b)	Termination Payment. If the Arrangement Agreement is terminated under certain circumstances, including if Acreage accepts a competing offer that the Acreage Board concludes is a Superior Proposal, Acreage will be required to pay to Canopy Growth a termination fee of US$150 million.

(c)	Closing Conditions. Both the implementation of the Arrangement and completion of the Acquisition are subject to several conditions, including Shareholder, Court and certain regulatory approvals, as well as other conditions, all as further set forth in the Arrangement Agreement and described in this Circular.

(d)	Voting and Support Agreements. The Acreage Locked-Up Shareholders who have entered into Voting and Support Agreements under which they have agreed to vote for the Arrangement Resolution, subject to the terms of such agreements, may discourage other parties from attempting to acquire Acreage Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement.

(e)	Fixed Exchange Ratio. Given the number of Canopy Growth Shares to be received in respect of each Acreage Share under the Arrangement will not be adjusted to reflect any change in the market value of the Subordinate Voting Shares, the market value of the Canopy Growth Shares to be received on the Acquisition Effective Date may vary significantly from the market value at the Announcement Date.

(f)	Restrictions on Acreage’s Business. While Acreage will continue to operate independently and be controlled by the Acreage Board and its management, the Arrangement Agreement imposes certain restrictions on the conduct of Acreage’s business during the Acquisition Interim Period; however, the Acreage Board believes that the restrictions imposed on Acreage’s business and operations during the pendency of the Initial Effective Date and the Acquisition Effective Date, as described under the heading “Transaction Agreements – The Arrangement Agreement”, are reasonable and not unduly burdensome.

(g)	No Assurances. If the Arrangement Agreement is terminated and Acreage elects to pursue an Alternative Transaction, there can be no assurance that Acreage will be able to find a party willing to pay an equivalent or more attractive amount than the Consideration.

(h)	Uncertain Acquisition Timeline. The Canopy Growth Call Option expires 90 months (seven and a half years) following the Initial Effective Time. Canopy Growth is required to exercise the Canopy Growth Call Option on the Triggering Event Date. Provided that the conditions set out in the Arrangement Agreement are satisfied, the Acquisition will be completed within 90 days of the occurrence or waiver of the Triggering Event. There can be no certainty, nor can Acreage provide any assurance, that all conditions precedent to completion of the Acquisition, including the occurrence of the Triggering Event, will be satisfied or waived or in what timeframe the satisfaction of such conditions may occur.

(i)	Termination Rights of Canopy Growth. Canopy Growth has the right to terminate the Arrangement Agreement under certain circumstances.

(j)	Non-Solicitation. The Arrangement Agreement contains limitations on Acreage’s ability to solicit alternative transactions from third parties following the Announcement Date, and prevents Acreage from considering an Alternative Transaction following receipt of the Acreage Shareholder Approval.

(k)	Collateral Benefits. In connection with the Arrangement, certain members of Acreage’s management and the Acreage Board, in their capacity as such and as set out in this Circular, will receive additional and separate benefits beyond those received by the Shareholders generally.

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(l)	Taxable Transaction. Subject to the ability of Canadian resident holders of Acreage Shares to obtain a full or partial tax-deferred “rollover” for Canadian income tax purposes, the Arrangement and Acquisition will be a taxable transaction for Canadian resident holders of Acreage Shares and, as a result, such holders of Acreage Shares may be required to pay taxes on any gains that result from their receipt of the Consideration pursuant to the Plan of Arrangement. For U.S. income tax purposes, it is intended that the Plan of Arrangement shall not result in gain recognition to holders of Acreage Shares. However, there is a risk that the Plan of Arrangement could fail to qualify for such treatment and, accordingly, would be a fully taxable transaction.

The reasons of the Acreage Special Committee and the Acreage Board for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to certain risks. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors Relating to the Arrangement” in this Circular. The Acreage Board and the Acreage Special Committee believe that, overall, the anticipated benefits of the Arrangement to Acreage outweigh these risks and negative factors.

The Acreage Special Committee and the Acreage Board evaluated all the factors summarized above based on their knowledge of the business and operations of Acreage and Canopy Growth and taking into account the advice of financial and legal advisors to the Acreage Special Committee and the Acreage Board and exercised their business judgment. However, the foregoing summary of the information and factors considered by the Acreage Special Committee and the Acreage Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Acreage Special Committee and the Acreage Board did not find it practicable to, and did not, quantify, rank or otherwise attempt to assign relative weights to the foregoing factors considered in their deliberations. In addition, in considering the factors described above, individual members of the Acreage Special Committee and the Acreage Board may have given different weights to various factors and may have applied different analysis to each of the material factors considered by the Acreage Special Committee and the Acreage Board.

Arrangement Mechanics

Commencing at the Initial Effective Time, each of the transactions or events set out below will occur and will be deemed to occur in the following sequence:

(a)	each Acreage Share held by a Dissenting Shareholder will be transferred to Canopy Growth, surrendered to Acreage and cancelled, and each Dissenting Shareholder will cease to have any rights as a holder of such Acreage Shares other than a claim against Canopy Growth in an amount determined and payable in accordance with such Dissenting Shareholder’s rights as outlined in the Plan of Arrangement;

(b)	each Shareholder at the Initial Effective Time will be deemed to have granted to Canopy Growth a Canopy Growth Call Option in respect of each Acreage Share held by each Shareholder, and each Acreage Share which he, she or it may obtain on conversion thereof, at the Initial Effective Time;

(c)	in consideration for the grant of the Canopy Growth Call Option, Canopy Growth will pay to each Shareholder at the Initial Effective Time, the Per Share Option Premium in respect of each Acreage Share; and

(d)	the Articles of Acreage will be altered to change the rights and restrictions of the Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares to specifically refer to and include the Canopy Growth Call Option granted pursuant to the Plan of Arrangement.

Each Person (other than Canopy Growth or any affiliate of Canopy Growth) who, at any time after the Initial Effective Time and prior to the Acquisition Effective Time, acquires an Acreage Share will be deemed to have granted to Canopy Growth a Canopy Growth Call Option in respect of such Acreage Share; provided, that Canopy Growth will not be required to pay, nor will such Person be entitled to receive any payment in relation to the Aggregate Option Premium. Following the Initial Effective Time, Acreage will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement.

Upon the occurrence or waiver of the Triggering Event prior to the Acquisition Closing Outside Date, Canopy Growth will exercise (and, if the Triggering Event Date occurs, shall be deemed to have exercised) the Canopy Growth Call Option to acquire all of the issued and outstanding Subordinate Voting Shares (including the Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Proportionate Voting Shares and Multiple Voting Shares) in accordance with the Plan of Arrangement.

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Commencing at the Acquisition Effective Time, each of the transactions or events set out below will occur and will be deemed to occur in the following sequence:

(a)	each Proportionate Voting Share will be exchanged for 40 Subordinate Voting Shares;

(b)	each Multiple Voting Share will be exchanged for one Subordinate Voting Share;

(c)	in accordance with the terms of the Canopy Growth Call Option, each Subordinate Voting Share held by a Acreage Non-U.S. Shareholder will be deemed to be transferred to Canopy Growth for the Canopy Growth Share Consideration (or, in the event a Canopy Growth Change of Control has occurred prior to the Acquisition Effective Date, shares or other securities or property (including cash) that a Shareholder would have been entitled to receive on such Canopy Growth Change of Control (the “Alternate Consideration”), if, at the effective time of such Canopy Growth Change of Control, such Shareholder had been the registered holder of that number of Canopy Growth Shares which is equal to the number of Canopy Growth Shares which it would otherwise have been entitled to receive in exchange for its Subordinate Voting Shares pursuant to the Arrangement if the Acquisition had been completed effective immediately prior to the effective time of the Canopy Growth Change of Control);

(d)	Canopy Growth Subco will merge with and into Acreage (the “Merger”) except that the legal existence of Acreage will not cease and Acreage will survive the Merger (such surviving entity, “Mergeco”) and each Subordinate Voting Share held by an Acreage U.S. Shareholder will, in accordance with the Canopy Growth Call Option, be deemed to be transferred to Canopy Growth for the Canopy Growth Share Consideration (or, in the event a Canopy Growth Change of Control has occurred prior to the Acquisition Effective Date, the Alternate Consideration);

(e)	each Canopy Growth Subco Share outstanding immediately prior to the Merger will be exchanged for one Mergeco Subordinate Voting Share;

(f)	each Subordinate Voting Share owned by Canopy Growth immediately prior to the Merger will be exchanged for one Mergeco Subordinate Voting Share;

(g)	in consideration for Canopy Growth issuing Consideration Shares to the Acreage U.S. Shareholders in accordance with paragraph (d) above, Mergeco will issue to Canopy Growth one Mergeco Subordinate Voting Share for each Canopy Growth Share issued by Canopy Growth to the Acreage U.S. Shareholders;

(h)	each Acreage Option will be exchanged for a Replacement Option to acquire from Canopy Growth such number of Canopy Growth Shares as is equal to: (A) the number of Subordinate Voting Shares that were issuable upon exercise of such Acreage Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Such Replacement Options will provide for an exercise price per Replacement Option equal to the quotient obtained when: (i) the exercise price per Subordinate Voting Share that would otherwise be payable pursuant to the Acreage Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement Option will be the same as the Acreage Option for which it was exchanged and will be governed by the terms of Canopy Growth Equity Incentive Plan. Notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be increased such that the Replacement Option In-The-Money Amount immediately after the exchange does not exceed the Acreage Option In-The-Money Amount of the Acreage Option (or a fraction thereof) exchanged for such Replacement Option immediately before the exchange;

(i)	each Acreage Compensation Option will be exchanged for a Replacement Compensation Option to acquire from Canopy Growth such number of Canopy Growth Shares as is equal to: (A) the number of Subordinate Voting Shares that were issuable upon exercise of such Acreage Compensation Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Such Replacement Compensation Option will provide for an exercise price per Replacement Compensation Option equal to the quotient obtained when: (i) the exercise price per Subordinate Voting Share that would otherwise be payable pursuant to the Acreage Compensation Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement Compensation Option will be the same as the Acreage Compensation Option for which it was exchanged;

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(j)	each Acreage RSU will be exchanged for a Replacement RSU to acquire from Canopy Growth such number of Canopy Growth Shares as is equal to: (A) the number of Subordinate Voting Shares that were issuable upon vesting of such Acreage RSU immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Such Replacement RSU will provide for a conversion price per Replacement RSU equal to the quotient obtained when: (i) the conversion price per Subordinate Voting Share that would otherwise be applicable pursuant to the Acreage RSU it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement RSU will be the same as the Acreage RSU for which it was exchanged; and

(k)	Acreage will file an election with CRA to cease to be a “public corporation” for purposes of the Tax Act.

See “Procedures for Payment of Aggregate Option Premium and Canopy Growth Share Consideration – Adjustment of Consideration”.

Treatment of High Street Holders and USCo2 Holders

Pursuant to the Arrangement Agreement, High Street Holders and USCo2 Holders are entitled to receive the Option Premium in respect of each Subordinate Voting Share they could acquire on exchange of their Common Membership Units or USCo2 Shares at the Initial Effective Time. High Street Holders and USCo2 Holders will receive the Option Premium on a pro rata basis assuming exchange of their High Street Units and USCo2 Shares, respectively, for Subordinate Voting Shares in accordance with their terms.

Pursuant to the Arrangement Agreement, prior to the Initial Effective Time, the High Street Operating Agreement and USCo2 constating documents are required to be amended in order to provide that, following the Acquisition Effective Time, each holder of Common Membership Units, vested Profit Interests and USCo2 Shares will have the right to exchange their Common Membership Units, vested Profit Interests and USCo2 Shares, as applicable, for Canopy Growth Shares based on the Exchange Ratio. In addition, the High Street Operating Agreement will be amended in order to provide, among other things, USCo, a wholly-owned Subsidiary of Acreage, with: (a) all voting rights in High Street; and (b) all distributions from High Street other than the High Street Holder Return and related tax distributions. The USCo2 constating documents will be similarly amended in order to restrict distributions from USCo2 to the USCo2 Holders.

On the third anniversary of the Acquisition Effective Date, all High Street Holders and USCo2 Holders will be required, at Canopy Growth’s option, to exchange all of the outstanding High Street Units and USCo2 Shares for Canopy Growth Shares based on the Exchange Ratio. On the seventh anniversary, all outstanding High Street Units held by the High Street Holders and USCo2 Holders can, at their option, be redeemed by High Street for their outstanding capital plus the High Street Holder Return.

Timing for Implementation of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at 12:01 a.m. (PDT) on the Initial Effective Date, being the date upon which all of the conditions to the implementation of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably.

Although Acreage’s and Canopy Growth’s objective is to have the Initial Effective Date occur as soon as possible after the Meeting, the Initial Effective Date could be delayed for several reasons, including, but not limited to, an objection before the Court at the hearing of the application for the Final Order or any delay in obtaining any required Arrangement Regulatory Approvals.

The Initial Effective Date will be the date upon which Acreage and Canopy Growth agree in writing following the satisfaction or waiver of all conditions to the implementation of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Initial Effective Date, but subject to the satisfaction or waiver of those conditions). The implementation of the Arrangement is expected to occur in June of 2019; however, it is possible that completion may be delayed beyond this date if the conditions to the implementation of the Arrangement cannot be met on a timely basis, but in no event will the implementation of the Arrangement occur later than the Initial Effective Time Outside Date, unless extended by mutual agreement of the Parties or otherwise in accordance with the terms of the Arrangement Agreement.

Acreage or Canopy Growth may determine not to implement the Arrangement without prior notice to, or action on the part of, Shareholders or Canopy Growth Shareholders. See “Transaction Agreements – The Arrangement Agreement –

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Termination of the Arrangement Agreement”.

Following the Initial Effective Time, upon the occurrence or waiver of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, the Acquisition will become effective at 12:01 a.m. (PDT) on the Acquisition Effective Date, being the date specified for completion of the Acquisition in either: (i) a Canopy Growth Call Option Exercise Notice; or (ii) a Triggering Event Notice.

Although Acreage’s and Canopy Growth’s objective is to have the Acquisition Effective Date occur as soon as possible after the occurrence or waiver of the Triggering Event, the Acquisition Effective Date could be delayed for several reasons, including, but not limited to, any delay in obtaining any required Acquisition Regulatory Approvals. The Triggering Event Date, being the date the federal Laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal Laws of the United States, may or may not occur. The occurrence of the Triggering Event Date is beyond the control or influence of Acreage and Canopy Growth.

Notwithstanding anything to the contrary contained in the Arrangement Agreement, the Acquisition will not be completed and the Arrangement Agreement will terminate in the event that the occurrence or waiver of the Triggering Event does not occur on or prior to the Acquisition Expiry Date.

Required Shareholder Approvals

Acreage Shareholder Approval

At the Meeting, Shareholders will be asked to approve the Arrangement Resolution. Pursuant to the Interim Order and the BCBCA, in order to be effective the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of at least 66⅔% of the votes cast by holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class. In addition, pursuant to MI 61-101, the Arrangement Resolution must be approved by a majority of the votes cast by the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares entitled to vote at the Meeting, voting together as a single class, excluding the votes cast by any “interested party”, any “related party” of an “interested party” or any “joint actor” (as such terms are defined in MI 61-101). Since all holders of Multiple Voting Shares are Interested Parties, the votes with respect to all of the Multiple Voting Shares will not be considered for purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained. The votes attaching to the Proportionate Voting Shares held by the Interested Parties will also be excluded for the purposes of determining whether “minority approval” has been obtained.

Pursuant to an application made to the Ontario Securities Commission, as principal regulator, the Company obtained an order from the Ontario Securities Commission dated May 17, 2019 exempting the Company from the requirements in subsection 8.1(1) of MI 61-101 to obtain minority approval for the Arrangement from the holders of each affected class of Acreage Shares, in each case voting separately as a class. Accordingly, holders of Subordinate Voting Shares and Proportionate Voting Shares who are not Interested Parties will vote together as a single class. As Mr. Murphy, who is an Interested Party, is the only beneficial holder of Multiple Voting Shares, Multiple Voting Shares will be excluded entirely from such vote.

Acreage Shareholder Approval must be received in order for the Company to seek the Final Order and implement the Arrangement on the Initial Effective Date. See “Securities Law Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

Should Shareholders fail to approve the Arrangement Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Acreage Board, without further notice to or approval of Shareholders, to revoke the Arrangement Resolution at any time prior to the Initial Effective Time.

The Acreage Board (with Kevin Murphy declaring his interest in the transactions contemplated by the Arrangement Agreement and abstaining from voting in respect thereof) has approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Acreage Board” and “The Arrangement – Reasons for the Arrangement”.

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Canopy Growth Shareholder Approval

At the Canopy Growth Meeting, Canopy Growth Shareholders will be asked to approve the Canopy Growth Shareholder Resolution. In order to be effective, the Canopy Growth Shareholder Resolution must be approved, with or without variation, by the affirmative vote of a simple majority of the votes cast by the Canopy Growth Shareholders present in person or represented by proxy and entitled to vote at the Canopy Growth Meeting, excluding the votes cast in respect of Canopy Growth Shares held by the CBG Group.

Should the Canopy Growth Shareholders fail to approve the Canopy Growth Shareholder Resolution by the requisite majority, the Arrangement will not be completed. Notwithstanding the foregoing, the Canopy Growth Shareholder Resolution authorizes the Canopy Growth Board, without further notice to or approval of the Canopy Growth Shareholders, to revoke the Canopy Growth Shareholder Resolution at any time prior to the Initial Effective Time if they decide not to proceed with the Arrangement and certain amendments to the existing warrants held by CBG.

Constellation Brands Amendments

Implementation of the Arrangement is conditional upon receipt of the Canopy Growth Shareholder Approval, which includes the approval by Canopy Growth Shareholders, excluding the CBG Group, of (i) the CBG Amendments, and (ii) the issuance of the Top-Up Shares pursuant to the Top-Up Right.

The following description of the CBG Amendments, the issuance of the Top-Up Shares pursuant to the Top-Up Right, the Consent Agreement, the New Investor Rights Agreement and the other amendments to the Tranche B Warrants is qualified in its entirety by reference to the full text of the Consent Agreement and New Investor Rights Agreement, which have been filed by Canopy Growth on its SEDAR profile at www.sedar.com.

CBG Amendments

Pursuant to the Investor Rights Agreement, execution of the Arrangement Agreement was subject to the prior written approval of CBG. Accordingly, on April 18, 2019, Canopy Growth and CBG entered into the Consent Agreement pursuant to which, as consideration for the consent to complete the Arrangement, Canopy Growth agreed, among other things, to the CBG Amendments, to be effective as of the Initial Effective Time. In connection with the Consent Agreement, Canopy Growth and the CBG Group also entered into the New Investor Rights Agreement on April 18, 2019.

The CBG Amendments provide for (i) the extension of the expiry date of the Tranche A Warrants from November 1, 2021 until November 1, 2023; (ii) the extension of the expiry date of the Tranche B Warrants from November 1, 2021 until November 1, 2026; and (iii) the amendment of the exercise price of 38,454,444 of the outstanding Tranche B Warrants, such that each of the 38,454,444 Tranche B Warrants will be exercisable to acquire one Canopy Growth Share at a price of C$76.68. The remaining 12,818,148 Tranche B Warrants will be reclassified as tranche C warrants and each such tranche C warrant will remain exercisable to acquire one Canopy Growth Share at the five-day volume weighted average trading price of the Canopy Growth Shares at the time of exercise. The fair value of the CBG Amendments using the “Black Scholes” valuation model using industry standard practice is approximately C$1.4 billion.

Top-Up Shares

In connection with the issuance of securities of Canopy Growth pursuant to an acquisition, the CBG Group has the right (the “Top-Up Right”) to maintain its pro rata equity interest in Canopy Growth. As of the Announcement Date, the CBG Group held 56.35% of the issued and outstanding Canopy Growth Shares on a partially diluted basis.

Pursuant to the Top-Up Right, following the Acquisition Effective Time, the CBG Group will have the right to acquire up to 56.35% of the number of Canopy Growth Shares issued and issuable pursuant to the Acquisition.

Pursuant to the Acquisition, up to 109,515,459 Canopy Growth Shares are issuable. Accordingly, pursuant to the Top-Up Right, the CBG Group will be entitled to acquire up to 61,711,961 Canopy Growth Shares (the “Top-Up Shares”) at the volume weighted average trading price of the Canopy Growth Shares on the TSX for the five trading days preceding the exercise of the Top-Up Right by the CBG Group.

Other Matters under the Consent Agreement

Canopy Growth has agreed that without the prior written consent of CBG, such consent not to be unreasonably withheld, Canopy Growth will not: (i) exercise the Canopy Growth Call Option prior to the Triggering Event Date; (ii) deliver the Canopy Growth Call Option Exercise Notice to the Depositary prior to the Triggering Event Date; (iii) amend, modify, supplement or restate the Arrangement Agreement; or (iv) waive any terms, covenants or conditions set forth in the Arrangement Agreement.

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In addition to the CBG Amendments, Canopy Growth agreed, pursuant to the Consent Agreement, that, in the event that CBG exercises the Tranche A Warrants in full, Canopy Growth will purchase the lesser of (i) 27,378,866 Canopy Growth Shares (being 25% of the Canopy Growth Shares issuable pursuant to the Acquisition), or (ii) Canopy Growth Shares with a value of C$1,582,995,262 (being 25% of the implied enterprise value of Acreage as of the Announcement Date, based on the Exchange Ratio), during the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that CBG exercises all of the Tranche A Warrants (the “Repurchase Period”).

If, for any reason, Canopy Growth does not purchase for cancellation the Canopy Growth Shares within the Repurchase Period as required pursuant to the Consent Agreement, Canopy Growth is required to pay to CBG an amount (the “Credit Amount”), as liquidated damages, equal to the difference between: (i) C$1,582,995,262; and (ii) the actual purchase price paid by Canopy Growth in purchasing Canopy Growth Shares pursuant to the Consent Agreement. The Credit Amount will reduce the aggregate exercise price otherwise payable by CBG upon each exercise of the amended Tranche B Warrants (including those Tranche B Warrants reclassified as tranche C warrants).

Canopy Growth has also agreed that if the CBG Group receives any notification or communication of any violation or contravention of applicable Law or any liability to the CBG Group under applicable Law or any notification or communication that would be expected to result in a violation or contravention of applicable Law or any actual liability to the CBG Group under applicable Law, as a result of the License Agreement, CBG has the right to direct and cause Canopy Growth to terminate the License Agreement in accordance with its terms, provided that Canopy Growth will have an opportunity to cure any such violation, contravention or liability and CBG will be required to take all commercially reasonable efforts to assist Canopy Growth in addressing such violation, contravention or liability. See “Transaction Agreements – The License Agreement”.

Other Matters under the New Investor Rights Agreement

Pursuant to the New Investor Rights Agreement, Canopy Growth and the CBG Group have also agreed that the CBG Group will be permitted, prior to the exercise or expiry of all of the Canopy Growth Warrants, to purchase up to 20,000,000 Canopy Growth Shares (subject to customary adjustments for share splits, consolidations or other changes to the outstanding share capital of a similar nature): (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Canopy Growth Shares are then listed; or (ii) through private agreement transactions with existing holders of Canopy Growth Shares, provided that CBG must promptly notify Canopy Growth of any acquisition of Canopy Growth Shares. Notwithstanding the terms and conditions of the New Investor Rights Agreement, pursuant to the Consent Agreement, unless and until the Initial Effective Date occurs, the CBG Group will continue to be prohibited from acquiring Canopy Growth Shares either: (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Canopy Growth Shares are then listed; or (ii) through private agreement transactions with existing holders of Canopy Growth Shares.

Additional Amendments to the Tranche B Warrants

Pursuant to the amended Tranche B Warrants, in the event that the CBG Group acquires Canopy Growth Shares prior to the exercise or expiry of all Canopy Growth Warrants either: (i) on the TSX, the NYSE or any other stock exchange, marketplace or trading market on which the Canopy Growth Shares are then listed; or (ii) through private agreement transactions with existing holders of Canopy Growth Shares, the number of Tranche B Warrants will be decreased on a one-for-one basis for each Canopy Growth Share so acquired (up to an aggregate maximum reduction of 20,000,000 Tranche B Warrants).

Canopy Growth Voting and Support Agreements

Pursuant to the Consent Agreement, Canopy Growth agreed to deliver the Canopy Growth Voting and Support Agreements from each of the Canopy Growth Locked-Up Shareholders. On April 18, 2019, each of the Canopy Growth Locked-Up Shareholders entered into a Canopy Growth Voting and Support Agreement with CBG.

The following description of the Canopy Growth Voting and Support Agreement is qualified in its entirety by reference to the full text of the Canopy Growth Voting and Support Agreement, which is attached as Exhibit C to the Consent Agreement, which has been filed by Canopy Growth on its SEDAR profile at www.sedar.com.

Pursuant to the terms of the Canopy Growth Voting and Support Agreements, each Canopy Growth Locked-Up Shareholder has agreed, subject to the terms and conditions thereof, among other things, to vote all of the Canopy Growth Shares beneficially owned, directed or controlled, directly or indirectly, by such Canopy Growth Locked-Up Shareholder (the “Canopy Growth Subject Shares”) FOR the Canopy Growth Shareholder Resolution. For greater certainty, the term Canopy Growth Subject Shares includes all of the Canopy Growth Shares that are acquired or controlled, directly or indirectly, before the record date the of meeting of Canopy Growth Shareholders.

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Except as otherwise noted in the Canopy Growth Voting and Support Agreements, each Canopy Growth Locked-Up Shareholder has covenanted and agreed that it will:

(a)	at the Canopy Growth Meeting, vote (or cause to be voted) all Canopy Growth Subject Shares FOR the Canopy Growth Shareholder Resolution;

(b)	vote (or cause to be voted) all Canopy Growth Subject Shares AGAINST any resolution or transaction which would in any manner frustrate, prevent, impede, delay or nullify the transactions contemplated by the Consent Agreement;

(c)	enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to any of the Canopy Growth Subject Shares;

(d)	not sell, transfer or otherwise dispose of, or enter into any agreement relating to the sale, transfer or other disposition of, any of the Canopy Growth Subject Shares prior to the record date the of meeting of Canopy Growth Shareholders; and

(e)	not take any action, directly or indirectly, which may be reasonably expected to adversely affect, delay, hinder, upset or challenge the successful completion of the transactions contemplated by the Consent Agreement.

Except as otherwise noted in the Canopy Growth Voting and Support Agreements, the Canopy Growth Voting and Support Agreements will be terminated and be of no further force or effect upon the earliest of: (i) mutual agreement of the parties thereto in writing; (ii) the date the Consent Agreement is terminated; and (iii) the Initial Effective Time.

As of the Announcement Date, the Canopy Growth Locked-Up Shareholders, collectively, beneficially owned, or exercised control or direction over, an aggregate of 4,064,881 Canopy Growth Shares representing approximately 1.2% of the issued and outstanding Canopy Growth Shares on a non-diluted basis and approximately 1.8% of the issued and outstanding Canopy Growth Shares on a non-diluted basis, excluding the Canopy Growth Shares held by the CBG Group.

Interests of Certain Persons in the Arrangement

In considering the Arrangement and the unanimous recommendation of the Acreage Board (with the exception of Kevin Murphy, who declared his interest and abstained) with respect to the Arrangement, Shareholders should be aware that certain directors and certain executive officers of the Company have interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Acreage Board and the Acreage Special Committee are aware of these interests and considered them along with other matters described above under “The Arrangement – Reasons for the Arrangement”. These interests and benefits are described below.

Except as otherwise disclosed below or elsewhere in this Circular, all benefits received, or to be received, by directors or executive officers of Acreage as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Acreage. Except as disclosed below, no benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such Person for Acreage Shares, nor is it, or will it be, conditional on the Person supporting the Arrangement.

Acreage Shares

As of the Record Date, the directors and executive officers of Acreage beneficially owned, or exercised control or direction, directly or indirectly, over: (i) 23,900 Subordinate Voting Shares representing in the aggregate approximately 0.04% of all issued and outstanding Subordinate Voting Shares; (ii) 119,284.51 Proportionate Voting Shares representing in the aggregate approximately 16.72% of all issued and outstanding Proportionate Voting Shares; and (iii) 168,000 Multiple Voting Shares representing in the aggregate 100% of all issued and outstanding Multiple Voting Shares. On an aggregate basis, the directors and executive officers of Acreage beneficially owned, or exercised control or direction, directly or indirectly, over 86.06% of the outstanding voting rights in the Company. All of the Acreage Shares held by such directors and executive officers of Acreage will be treated in the same fashion under the Plan of Arrangement as Acreage Shares held by all other Shareholders (other than Canopy Growth).

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See “The Arrangement – Arrangement Mechanics”.

Acreage Options

As of the Record Date, the directors and executive officers of Acreage owned an aggregate of 2,260,000 Acreage Options granted pursuant to the Omnibus Incentive Plan (representing in the aggregate approximately 46.10% of all outstanding Acreage Options), none of which were vested and exercisable as of the Record Date and 2,260,000 of which were unvested and not exercisable as of the Record Date. The outstanding Acreage Options held by such directors and executive officers have an exercise price of US$25.00.

In connection with the Acquisition, at the Acquisition Effective Time, each Acreage Option will be exchanged for a Replacement Option. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement Option will be the same as the Acreage Option for which it is exchanged and will be governed by the terms of the Canopy Growth Equity Incentive Plan. All of the Acreage Options held by the directors and executive officers of Acreage will be treated in the same fashion under the Plan of Arrangement as Acreage Options held by every other Acreage Optionholder.

See “The Arrangement – Arrangement Mechanics”. See also “Securities Law Matters – Canadian Securities Laws – Minority Approval Requirements”.

Acreage RSUs

As of the Record Date, the directors and executive officers of Acreage owned an aggregate of 1,010,000 Acreage RSUs granted pursuant to the Omnibus Incentive Plan (representing in the aggregate approximately 53.41% of all outstanding Acreage RSUs), of which 80,000 were vested as of the Record Date and 930,000 of which were unvested as of the Record Date.

In connection with the Acquisition, at the Acquisition Effective Time, each Acreage RSU will be exchanged for a Replacement RSU. Except as provided in the Plan of Arrangement, all terms and conditions of a Replacement RSU will be the same as the Acreage RSU for which it is exchanged and will be governed by the terms of the Canopy Growth Equity Incentive Plan. All of the Acreage RSUs held by the directors and executive officers of Acreage will be treated in the same fashion under the Plan of Arrangement as Acreage RSUs held by every other Acreage RSU Holder.

See “The Arrangement – Arrangement Mechanics”. See also “Securities Law Matters – Canadian Securities Laws – Minority Approval Requirements”.

Tax Receivable Agreement

In connection with the RTO, USCo entered into a tax receivable agreement (the “TRA”) with, among others, Kevin Murphy, Chief Executive Officer and President of the Company, George Allen, Former President of the Company, Glen Leibowitz, Chief Financial Officer of the Company, James Doherty, General Counsel and Secretary of the Company, Robert Daino, Chief Operating Officer of the Company and Harris Damashek, Chief Marketing Officer of the Company (the “TRA Parties”), each of whom owns High Street Units. The Company (indirectly through its ownership of USCo) expects to obtain an increase in its share of the tax basis of the assets of High Street when it acquires a holder’s High Street Units in exchange for cash or Subordinate Voting Shares. The TRA generally provides for the payment by USCo to such High Street Holders of 65% of the amount of net tax benefits, if any, realized (or deemed realized) by USCo attributable to the increased tax basis allocated to it under the terms of the TRA and applicable Law following the acquisition of such holder’s High Street Units. An additional 20% of such net tax benefits are available for payment to the TRA Parties under a tax receivable bonus plan. Kevin Murphy has waived his rights to 30.77% of the aggregate tax benefit payments to which he may otherwise be entitled to receive under the TRA for the benefit of a second tax receivable bonus plan. Participants of the second tax receivable bonus plan include, among others, Glen Leibowitz, James Doherty, Robert Daino, Harris Damashek and Tyson Macdonald. The amount available under the second tax receivable bonus plan will be equal to the TRA payments waived by Kevin Murphy. Kevin Murphy, as the administrator of each of the tax receivable bonus plans, has the right to determine the amount each participant receives under the tax receivable bonus plans.

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Under the Arrangement Agreement, as a condition to the implementation of the Arrangement, Acreage and Canopy Growth have agreed that the TRA and tax receivable bonus plans, as applicable, will be amended to provide for, among other things, consent rights to Canopy Growth over payments made under the TRA and modifications to the timing and amounts of TRA payments and tax receivable bonus payments, including upon the acquisition of all of the High Street Units by Canopy Growth, an acceleration and one-time final payment, subject to certain conditions, to the TRA Parties and participants in the tax receivable bonus plans in the aggregate amount of no more than $121 million (the “Lump Sum Amount”). The Lump Sum Amount will be reduced by any payments previously made under the TRA and the tax receivable bonus plans. Commencing on the third anniversary of the Acquisition, Canopy Growth will have the right to acquire all of the High Street Units and USCo2 Shares not owned by Acreage based on the Exchange Ratio.

See “The Arrangement – Arrangement Mechanics”. See also “Securities Law Matters – Canadian Securities Laws – Minority Approval Requirements”.

Lockup and Incentive Agreements

Pursuant to the Arrangement Agreement, as a condition to the implementation of the Arrangement, Kevin Murphy must enter into an agreement (a “Lockup and Incentive Agreements”) with the Company and Canopy Growth. In addition, pursuant to the Arrangement Agreement, the Company will use commercially reasonable best efforts to have Glen Leibowitz, Robert Daino, James Doherty and Tyson Macdonald (together with Kevin Murphy, the “Key Individuals”) enter into Lockup and Incentive Agreements with the Company and Canopy Growth. Such Lockup and Incentive Agreements are necessary to ensure the retention and incentivization of the Key Individuals for a potentially extended period of time, of up to seven and a half years, and to keep them singularly focused on growing the U.S. business for the benefit of the combined entity throughout this time. The Lockup and Incentive Agreements are also designed to reward the Key Individuals for creating Shareholder value during the Acquisition Interim Period and to discourage them from considering other, potentially lucrative opportunities, outside of Acreage. These agreements align their interests with all Shareholders. Pursuant to the Lockup and Incentive Agreements: (i) 981,836 Acreage RSUs will be awarded to each Key Individual under the Omnibus Incentive Plan, each of which will entitle the Key Individual to receive one Subordinate Voting Share upon vesting, subject to receipt of any approval from Shareholders required under applicable Securities Laws, and will be exchanged for a Replacement RSU on the basis of the Exchange Ratio following completion of the Acquisition; (ii) each Key Individual will agree not to sell or otherwise transfer in any manner two-thirds of the Acreage Securities (including Acreage RSUs, and securities which may be converted or exchanged for Acreage Securities) which he currently owns or has control or direction over, and over which he may acquire ownership or control or direction; and (iii) each Key Individual will agree to not compete with Acreage or any successor for one year after his employment ends, provided that he will be entitled to a one-year severance payment if his employment is terminated without cause following the Acquisition. The Locked-Up Securities will be released from the Lockup and Incentive Agreements according to a schedule set forth therein.

See “The Arrangement – Arrangement Mechanics” and “Transaction Agreements – Lockup and Incentive Agreements”. See also “Securities Law Matters – Canadian Securities Laws – Minority Approval Requirements”.

Incentive Plan Participant Make-Whole Grant

At the Initial Effective Time, Acreage intends to grant an aggregate of 1,111,269 Acreage RSUs to holders as of the Initial Effective Date of unvested Acreage Options, unvested Acreage RSUs and unvested Profit Interests. The proposed share-based incentive compensation grant (the “Make-Whole Grant”) is intended to provide a retention inducement to such holders, in their respective capacities as directors, officers, employees and consultants, of Acreage and/or its Subsidiaries and affiliates, and to provide such Persons with consideration commensurate in value to the pro rata share of the Aggregate Option Premium that each such Person would have received had their unvested share-based incentive compensation vested and been exercised (as applicable) as of the Initial Effective Date. Acreage anticipates granting the Make-Whole Grant since the Acreage Board has not elected to accelerate the vesting of the relevant unvested securities in connection with the Arrangement as would often be done in connection with a change of control transaction where a cash consideration component was being paid. As a result, the Make-Whole Grant is designed to ensure that the holders of the unvested compensation securities are not disadvantaged under the Arrangement. The vesting terms of the securities issued pursuant to each such recipient’s Make-Whole Grant will reflect each such Person’s then current share-based incentive compensation vesting schedule. The proposed Make-Whole Grant is not conditional on any recipient supporting the Arrangement in any manner.

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Change of Control Benefits

Other than payments or benefits that may be derived in connection with the Lockup and Incentive Agreements, the TRA and/or the tax receivable bonus plans, as of the date of this Circular, none of the executive officers of the Company are entitled to any payments in connection with the completion of the Acquisition.

See “The Arrangement – Interests of Certain Persons in the Arrangement – Lockup and Incentive Agreements” and “The Arrangement – Interests of Certain Persons in the Arrangement – Tax Receivable Agreement”.

Insurance and Indemnification

Consistent with standard practice in similar transactions, in order to ensure that the directors do not lose or forfeit their protection under liability insurance policies maintained by Acreage, the Arrangement Agreement provides for the maintenance of such protection for not less than six years from and after the Acquisition Effective Date.

See “Transaction Agreements – The Arrangement Agreement – Insurance and Indemnification”.

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Ownership of Acreage Shares, Acreage Options and Acreage RSUs

None of the directors and executive officers of Acreage nor, to the knowledge of Acreage after reasonable enquiry: (a) their respective associates and affiliates; (b) any insider of Acreage (other than the directors and executive officers) and their respective associates and affiliates; (c) any associate or affiliate of Acreage; and (d) any Person acting jointly or in concert with Acreage, beneficially own, or exercise control or direction over, securities of Acreage except as set forth below and which will be affected by the Arrangement as described under “The Arrangement – Arrangement Mechanics”:

	Securities of Acreage Beneficially Owned, Directly or Indirectly, over which Control or Direction is Exercised as of the Record Date
Name and Position(s) / Relationship with Acreage	Number and Class of Acreage Shares Held (%)	Number of Acreage Options Held (%)	Number of Acreage RSUs Held (%)	Number of High Street Units Held (%)	Approximate Aggregate Option Premium to be Received under the Arrangement ($)(1)(2)	Make-Whole Grants (Acreage RSUs) (#)
John Boehner, Director	-	-	-	625,000 (0.55%)	765,000	43,159
William F. Weld, Director	-	-	-	625,000 (0.55%)	765,000	43,159
Kevin P. Murphy, Director, Chief Executive Officer & President	113,102.31 Proportionate Voting Shares (15.22%) 168,000 Multiple Voting Shares (100%)	540,000 (11.02%)	-	15,957,908 (14.01%)	52,657,501	77,686
Larissa Herda, Director	-	160,000 (3.26%)	40,000 (2.12%)	-	-	28,773
Douglas Maine, Director	-	160,000 (3.26%)	40,000 (2.12%)	-	-	28,773
Brian Mulroney, Director	-	280,000 (5.71%)	210,000 (11.10%)	-	-	70,493
William C. Van Faasen, Director	8,000 Subordinate Voting Shares (0.01%) 4,973.2 Proportionate Voting Shares (0.64%)	160,000 (3.26%)	40,000 (2.12%)	-	527,666	28,773
Glen Leibowitz, Chief Financial Officer	-	240,000 (4.90%)	-	375,000 (0.33%)	-	86,318
Robert Daino, Chief Operating Officer	-	240,000 (4.90%)	600,000 (31.73%)	-	765,000	77,686
James Doherty, General Counsel & Secretary	15,900 Subordinate Voting Shares (0.03%)	240,000 (4.90%)	80,000 (4.23%)	250,000 (0.22%)	856,545	34,527
Harris Damashek, Chief Marketing Officer	1,209 Proportionate Voting Shares (0.16%)	240,000 (4.90%)	-	200,000 (0.18%)	123,318	62,149

Notes:

(1) Based on the number of issued and outstanding Acreage Shares, High Street Units and USCo2 Shares on the Announcement Date.

(2) In addition, as disclosed herein, holders of unvested Acreage RSUs and Acreage Options will receive a number of Acreage RSUs equivalent to the Aggregate Option Premium such holders would have received if such holders held Subordinate Voting Shares. Acreage RSU grant amounts shown reflect estimates the Company believes are reasonable. Acreage RSU grant amounts may change based upon the pro rata Aggregate Option Premium paid, the Company’s market capitalization and tax rates as of the date the Aggregate Option Premium is paid to Shareholders.

(3) Anticipated to be issued pursuant to the Omnibus Incentive Plan.

To the knowledge of Acreage, there are no agreements, commitments or understandings to acquire securities of Acreage or of Canopy Growth by any of the Persons referred to above except for Acreage Shares and/or Canopy Growth Shares that may be acquired upon the exercise of Acreage Options or Replacement Options, respectively, or as otherwise disclosed herein.

Court Approval of the Arrangement and Implementation of the Arrangement

The Arrangement requires Court approval under Division 5 of Part 9 of the BCBCA. On May 17, 2019, prior to the mailing of this Circular, the Company obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix “D” to this Circular.

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Subject to obtaining the Acreage Shareholder Approval, the hearing in respect of the Final Order is currently expected to take place on or about June 21, 2019 in Vancouver, British Columbia. Under the terms of the Interim Order, any Shareholder, Acreage Optionholder, Acreage RSU Holder, Acreage Compensation Option Holder or other person who wishes to appear, or to be represented, and to present evidence or arguments must file and serve a Response to Petition (“Response”) no later than 4:00 p.m. (Vancouver time) on June 14, 2019, along with any other documents required, all as set out in the Interim Order and the Notice of Hearing of Petition for Final Order, the text of which are attached as Appendix “D” and Appendix “E”, respectively, to this Circular, and satisfy any other requirements of the Court. The Court will consider, among other things, the substantive and procedural fairness and reasonableness of the Plan of Arrangement. The Court may approve the Plan of Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. Depending upon the nature of any required amendments, Acreage and/or Canopy Growth may determine not to proceed with the transactions contemplated in the Arrangement Agreement. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those Persons having previously filed and served a Response will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Hearing of Petition for Final Order is attached as Appendix “E” to this Circular.

The Court has been advised that the Court’s approval of the Arrangement (including the fairness thereof), if granted, will form a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the issuance and distribution of the: (i) Subordinate Voting Shares to be issued by Acreage to Proportionate Shareholders and Multiple Shareholders upon exchange of the Proportionate Voting Shares and Multiple Voting Shares immediately prior to completion of the Acquisition; (ii) Canopy Growth Shares to be issued by Canopy Growth to Shareholders upon completion of the Acquisition; (iii) Replacement Options to be issued by Canopy Growth to the Acreage Optionholders upon completion of the Acquisition; (iv) Replacement RSUs to be issued by Canopy Growth to the Acreage RSU Holders upon completion of the Acquisition; and (v) Replacement Compensation Options to be issued by Canopy Growth to the Acreage Compensation Option Holders upon completion of the Acquisition, pursuant to the Plan of Arrangement (collectively, the “Arrangement Issued Securities”). Consequently, if the Final Order is granted, the Arrangement Issued Securities issuable pursuant to the Arrangement will not require registration under the U.S. Securities Act. See “Securities Law Matters – U.S. Securities Laws”.

Effects of the Arrangement on Shareholders’ Rights

The rights of Shareholders are currently governed by the BCBCA and by Acreage’s Articles. Shareholders receiving Canopy Growth Shares pursuant to the Acquisition will become shareholders of Canopy Growth, which is governed by the CBCA and the articles and by-laws of Canopy Growth. Although the rights and privileges of shareholders under the CBCA are in many instances comparable to those under the BCBCA, there are several differences. See Appendix “L” – Comparison of Shareholder Rights under the BCBCA and CBCA for a comparison of certain of these rights. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Shareholders’ rights.

TRANSACTION AGREEMENTS

The Arrangement Agreement

The following summarizes the material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. This summary is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by Acreage on its SEDAR profile at www.sedar.com.

In reviewing the Arrangement Agreement and this summary, please remember that they have been included to provide Shareholders with information regarding the terms of the Arrangement Agreement and are not intended to provide any other factual information about Acreage, Canopy Growth or any of their Subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by Shareholders or other investors or are qualified by reference to an Acreage Material Adverse Effect or Canopy Growth Material Adverse Effect, as applicable.

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Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the Announcement Date and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties provided by Acreage and Canopy Growth. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by Canopy Growth and Acreage in connection with negotiating its terms.

The representations and warranties made by Acreage and Canopy Growth relate to, among other things: organization and qualification; authority relative to the Arrangement Agreement; no violation; governmental approvals; capitalization; reporting status and Securities Law matters; U.S. securities matters; filings; sufficiency of funds available; independence of auditors; no undisclosed liabilities; no material change; sufficiency of assets; litigation; product recalls; Authorizations; compliance with Laws; restrictions on business activities; and taxes.

The Arrangement Agreement also contains certain representations and warranties made solely by Acreage with respect to, among other things: fairness opinions and directors’ approvals; Subsidiaries; financial statements; internal controls and financial reporting; books and records; minute books; data privacy and security; property; material contracts; environmental matters; employment and labour matters; acceleration of benefits; intellectual property; related party transactions; brokers; insurance; agreements with securityholders; audit committee; accuracy of information; and licenses and permits; and made solely by Canopy Growth with respect to product recalls.

Covenants

Conduct of Business of Acreage

The Arrangement Agreement includes a general covenant by Acreage in favour of Canopy Growth that, during the Acquisition Interim Period, except with the prior written consent of Canopy Growth, as expressly required or permitted under the Arrangement Agreement, as required by applicable Law, or as expressly contemplated by the Acreage Disclosure Letter, Acreage will, and will cause each of its Subsidiaries to, (a) conduct business only in the ordinary course and in accordance with, in all material respects, all applicable Laws, with the exception of the Controlled Substances Act as it applies to marijuana, and (b) use commercially reasonable efforts to maintain and preserve its and their business organizations, properties, assets, rights, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which Acreage or any of its Subsidiaries has material business relations.

Without limiting the generality of the foregoing, Acreage has agreed it will not, and will not permit any of the Key Subsidiaries to, directly or indirectly, among other things:

(a)	amend its constating documents (or similar organizational documents), except as permitted or required pursuant to the Plan of Arrangement;

(b)	split, combine or reclassify any Acreage Shares or any other securities of Acreage or any of the Key Subsidiaries;

(c)	redeem, repurchase, or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any securities of Acreage or any of the Key Subsidiaries, other than pursuant to rights of exchange or redemption attached thereto;

(d)	amend the terms of any of the securities of Acreage or any Key Subsidiary, except as permitted or required pursuant to the Plan of Arrangement;

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(e)	reorganize, amalgamate or merge Acreage or any Key Subsidiary;

(f)	undertake any voluntary dissolution, liquidation or winding-up of Acreage or any Key Subsidiary or any other distribution of assets of Acreage or any Key Subsidiary for the purpose of winding-up its affairs;

(g)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Acreage or any of the Key Subsidiaries; or

(h)	pledge or otherwise encumber, or authorize the pledge or other encumbrance of any securities of Acreage or any of the Key Subsidiaries, or other rights that are linked to the price or the value of any securities of Acreage or any of the Key Subsidiaries.

In addition, without limiting the generality of the foregoing, Acreage has agreed it will not, and will not permit any of its Subsidiaries to, directly or indirectly, among other things:

(a)	declare, set aside or pay any dividend or other distribution of any kind or nature in respect of any securities, other than as set out in the Arrangement Agreement;

(b)	make any bonus or similar payment of any kind to any officer, director, employee or consultant that is materially inconsistent with such payments that are made by Canopy Growth, except to the extent that any such payment is made pursuant to the Omnibus Incentive Plan or policy approved by the Acreage Board in the ordinary course;

(c)	use commercially reasonable efforts to retain the services of each of the Key Individuals, unless such Key Individual materially breaches his or her employment agreement with Acreage;

(d)	make certain amendments or changes to employee and director compensation, benefit and employment arrangements, as set out in further detail in the Arrangement Agreement;

(e)	make any loan to any officer, director, employee or consultant of Acreage or any of its Subsidiaries;

(f)	sell all or substantially all of the assets of Acreage or any of its Subsidiaries;

(g)	acquire or dispose of any asset or property to any officer, director, an employee or consultant of Acreage or any of its Subsidiaries, subject to certain exceptions set out in the Arrangement Agreement;

(h)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Acreage or any successor thereto or any Subsidiary or affiliate from competing in any manner;

(i)	enter into any contract containing any provision restricting or triggered by the transactions contemplated by the Arrangement Agreement;

(j)	enter into any contract for debt if such contract would (i) be materially inconsistent with market standards for companies operating in the United States cannabis industry, (ii) provide for an event of default, repayment or acceleration on the Initial Effective Date, the Triggering Event Date or the Acquisition Effective Date, (iii) provide for a stated annual interest rate that is more than LIBOR plus 8.0%;

(k)	incur, in the aggregate, debt equal to the greater of (i) US$750,000,000, or (ii) such amount of debt as when issued, would result in a Debt Coverage Ratio (as defined in the Arrangement Agreement) exceeding 1.25:1;

(l)	knowingly take any action or fail to take any action which impact any material Authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted that would cause an Acreage Material Adverse Effect, or fail to prosecute with commercially reasonable due diligence any pending applications for material Authorizations as would have an Acreage Material Adverse Effect;

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(m)	abandon or fail to diligently pursue any application for any licences, permits, Authorizations or registrations that would cause an Acreage Material Adverse Effect;

(n)	grant or commit to grant a licence or otherwise transfer abandon, or permit to become abandoned any intellectual property or exclusive rights in or in respect thereof that would reasonably be expected to have an Acreage Material Adverse Effect;

(o)	materially change its business or regulatory strategy, including, without limitation, engaging in any new business, enterprise or other activity that is materially different from the ordinary course of the existing businesses of Acreage; or

(p)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Notwithstanding any other provision therein, nothing contained in the Arrangement Agreement will preclude Acreage and its Subsidiaries from completing the sale of real property to arm’s length Persons as may be determined by Acreage from time to time, provided that no such sale of real property shall be made for less than the fair market value of such real property.

Acreage has further covenanted and agreed that, during the Acquisition Interim Period, except with the prior written consent of Canopy Growth, Acreage will, and in certain circumstances will cause the Key Subsidiaries to, among other things:

(a)	not merge or amalgamate with any other third-party where Acreage is not the surviving entity;

(b)	use commercially reasonable efforts to preserve its listing on a recognized stock exchange and preserve its status as a reporting issuer not in default in the Province of Ontario;

(c)	do or cause to be done all things necessary to preserve and maintain the existence of Acreage and the Key Subsidiaries;

(d)	not issue additional Acreage Shares or securities convertible, exchangeable or exercisable for or into Acreage Shares, including any Acreage Securities or High Street Units, in excess of the Canopy Growth Approved Share Threshold;

(e)	not issue additional USCo2 Shares or securities convertible, exchangeable or exercisable for or into USCo2 Shares;

(f)	not issue additional High Street Units or securities convertible, exchangeable or exercisable for or into High Street Units for cash proceeds;

(g)	not issue additional Acreage Shares prior to receipt of Acreage Shareholder Approval, unless the acquiror enters into an agreement to vote his or her Acreage Shares in favour of the Arrangement with Canopy Growth, in a form satisfactory to Canopy Growth;

(h)	ensure that any convertible securities issued by Acreage or High Street include customary change of control provisions such that, following the Acquisition Effective Date, holders of such convertible securities will only be entitled to receive such number of Canopy Growth Shares as each holder would have been entitled to receive had the holder exercised, exchanged or convert such convertible security prior to the Acquisition Effective Date;

(i)	immediately notify Canopy Growth of any “material change” (as defined in the Securities Act) in relation to Acreage on a consolidated basis;

(j)	notify Canopy Growth at least five Business Days prior to entering into any contract with respect to the disposition of any real property or with respect to any business combination, merger or acquisition of assets, in each case with a value of at least US$20,000,000; and

(k)	provide Canopy Growth with a summary of information and materials provided to the Acreage Board in connection with meetings of the Acreage Board, subject to certain exceptions set out in the Arrangement Agreement.

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Acreage has also covenanted and agreed that:

(a)	it will not issue any securities during the period from the date a Canopy Growth Call Option Exercise Notice or Triggering Event Notice, as the case may be, is delivered to the Depositary until the earliest of the: (i) Acquisition Effective Time, (ii) Acquisition Closing Outside Date, and (iii) termination of the Arrangement Agreement in accordance with its terms;

(b)	it will not, as part of the Arrangement or at any time following the Initial Effective Date, require or permit holders of Acreage Shares, High Street Units or USCo2 Shares to contribute to Acreage or any Subsidiary the Option Premium received from Canopy Growth pursuant to the Arrangement; and

(c)	for the purposes of maintaining the business and operations of Acreage in the ordinary course prior to the Acquisition Effective Date, Acreage will not, and will not permit any of its Subsidiaries to, operate outside of the United States, including the sale of any cannabis, cannabis accessory or other product in relation thereto.

Conduct of Business of Canopy Growth

Canopy Growth has agreed that, during the Acquisition Interim Period, it shall not, and shall not permit any of the Subsidiaries of Canopy Growth, to:

(a)	except with the prior written consent of Acreage, operate within the United States in violation of applicable Laws as they apply to marijuana unless and until Canopy Growth has waived the Triggering Event in accordance with the Plan of Arrangement and delivered the Canopy Growth Call Option Exercise Notice to the Depositary, which shall not include activities involving cannabinoids derived from hemp (as defined in U.S. federal Law) or licensing arrangements related to use of product-based intellectual property such as vape-filling or beverage-based intellectual property;

(b)	except with the prior written consent of Acreage, conditionally acquire, whether on terms and conditions similar to the Arrangement or otherwise, any other Person with operations in more than one state of the United States unless the operations of such Person are in material compliance with applicable Laws, as determined by Canopy Growth, acting reasonably (including, for greater certainty, the Controlled Substances Act, as it applies to marijuana); or

(c)	except with the prior written consent of Acreage, not to be unreasonably withheld or delayed, directly or indirectly acquire, whether on terms and conditions similar to the Arrangement or otherwise, any other Person with operations in a single state of the United States unless the operations of such Person are in material compliance with applicable Laws, as determined by Canopy Growth, acting reasonably (including, for greater certainty, the Controlled Substances Act, as it applies to marijuana).

Covenants Regarding the Arrangement

Acreage and Canopy Growth have each agreed to (and agreed to cause its affiliates to) use commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under applicable Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, including using commercially reasonable efforts to:

(a)	satisfy, or cause the satisfaction of, all conditions precedent to be fulfilled by it in the Arrangement Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

(b)	as soon as practicable following execution of the Arrangement Agreement (and in each case, on terms reasonably satisfactory to Canopy Growth), obtain and maintain certain third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations;

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(c)	at any time following the Announcement Date and, in any event, not later than as soon as practicable following the exercise or deemed exercise of the Canopy Growth Call Option (and in each case, on terms reasonably satisfactory to Canopy Growth), obtain and maintain certain third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations;

(d)	oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement or the Acquisition, as applicable, and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

(e)	revise each of the High Street Operating Agreement, the USCo2 constating documents and the TRA as mutually agreed between Acreage and Canopy Growth in accordance with the principal terms set forth in the Arrangement Agreement;

(f)	not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the Acquisition, as applicable, or the transactions contemplated by the Arrangement Agreement; and

(g)	at any time following the Announcement Date and, in any event, not later than following the exercise or deemed exercise of the Canopy Growth Call Option, satisfy, or cause the satisfaction of, all of the Acquisition Closing Conditions.

Regulatory Approvals

Canopy Growth and Acreage have each agreed that, as soon as reasonably practicable after the Announcement Date, it will, or, where appropriate, both Parties will jointly, at the appropriate times, seek to obtain the Arrangement Regulatory Approvals and make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and will use its best efforts to obtain and maintain the Acquisition Regulatory Approvals and any other Regulatory Approvals deemed by any of the Parties, acting reasonably, to be necessary to discharge their respective obligations under the Arrangement Agreement in connection with the completion of the Acquisition.

Acreage and Canopy Growth have agreed to cooperate with one another in connection with obtaining the Arrangement Regulatory Approvals, Acquisition Regulatory Approvals and any other Regulatory Approvals and to keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Arrangement Regulatory Approvals, Acquisition Regulatory Approvals and any other Regulatory Approvals.

Canopy Growth and Acreage have each agreed to promptly notify the other Party if it becomes aware that any application, filing, document or other submission for any Arrangement Regulatory Approval, Acquisition Regulatory Approval or any other Regulatory Approval contains a misrepresentation (or was obtained following the submission of any application, filing, document or other submission containing a misrepresentation, such that an amendment or supplement may be necessary or advisable). In such case, Acreage or Canopy Growth, as applicable, will, in consultation with and subject to the prior approval of the other Party, co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

Acreage and Canopy Growth have agreed to request that the Arrangement Regulatory Approval, Acquisition Regulatory Approval or any other Regulatory Approval be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Arrangement Regulatory Approval, Acquisition Regulatory Approval or any other Regulatory Approval.

Each of Acreage and Canopy Growth must promptly notify the other Party if it becomes aware that an Acquisition Regulatory Approval will not be granted and in respect of which the failure to obtain same would result the failure to satisfy an Acquisition Closing Condition.

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Stock Exchange Matters

Subject to applicable Laws, Acreage and Canopy Growth have agreed to use their commercially reasonable best efforts promptly following the Acquisition Effective Time to cause the Acreage Shares to be de-listed from the CSE and the Consideration Shares, together with such other Canopy Growth Shares issuable upon exercise or vesting, as applicable, of Replacement Options, Replacement RSUs and Replacement Compensation Options and the exchange or redemption, as applicable, of High Street Units and USCo2 Shares, to be listed on the TSX and the NYSE, or such other recognized stock exchange(s) on which the Canopy Growth Shares are then listed, with effect promptly following the Acquisition Effective Time.

Board of Directors and Officers

Prior to the Acquisition Effective Time, Acreage has agreed to use its best efforts to cause, and to cause each of its Subsidiaries to use their respective best efforts to cause, all directors and officers of Acreage and the Subsidiaries of Acreage to provide resignations and mutual releases or, failing which, Acreage shall terminate, or cause its Subsidiaries to terminate, such officers effective as of the Acquisition Effective Time.

Canopy Growth has agreed that Acreage, the Subsidiaries of Acreage and any successor to Acreage (including any surviving corporation) will honour and comply with the terms of the indemnity provisions in Acreage’s Articles and the constating documents of its Subsidiaries as of the Announcement Date (and to not take any action to amend such provisions, insofar as they relate to such officers and directors) and all of the severance payment obligations of Acreage or the Subsidiaries of Acreage under the existing employment, consulting, change of control and severance agreements of Acreage or the Subsidiaries of Acreage that are in effect prior to the Acquisition Effective Time, provided that such indemnity provisions and severance payments were not adopted or entered into by Acreage or its Subsidiaries in violation of the Arrangement Agreement. All such obligations to make payments under such indemnity and severance provisions shall be fully and completely disclosed by Acreage to Canopy Growth in writing as they become determinable up until the Acquisition Effective Time. Acreage has agreed to use commercially reasonable efforts to cause the parties receiving severance payments to execute full and final mutual releases releasing each of such party and Acreage and the Subsidiaries of Acreage from all liability and obligations owed to one another, including in respect of the change of control entitlements in favour of Acreage and in form and substance satisfactory to Canopy Growth, acting reasonably.

Insurance and Indemnification

The Arrangement Agreement provides that, prior to the Acquisition Effective Date, Acreage will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Acreage and the Subsidiaries of Acreage which are in effect immediately prior to the delivery of a Canopy Growth Call Option Exercise Notice or Triggering Event Notice, as the case may be, to the Depositary, provided that such policies are not materially inconsistent with market standard protections, and providing protection in respect of claims arising from facts or events which occurred on or prior to the Acquisition Effective Date and Canopy Growth will, or will cause Acreage and the Subsidiaries of Acreage to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Acquisition Effective Date; provided that Canopy Growth is not required to pay any amounts in respect of such coverage prior to the Acquisition Effective Time and provided further that the cost of such policies will not exceed market standards.

Canopy Growth will, from and after the Acquisition Effective Time, honour all rights to indemnification or exculpation existing as of the Announcement Date in favour of all present and former employees, officers and directors of Acreage and the Subsidiaries of Acreage to the extent that they are contained in the constating documents of Acreage or the Subsidiaries of Acreage or disclosed in the Acreage Disclosure Letter, and acknowledges that such rights, to the extent they are disclosed in the Acreage Disclosure Letter, will survive unamended the Acquisition Effective Time and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Acquisition Effective Date.

Conditions for Implementation of the Arrangement

Mutual Conditions

The respective obligations of Acreage and Canopy Growth to implement the Arrangement are subject to the satisfaction of the following conditions, each of which may be waived, in whole or in part, by the mutual consent of the Parties:

(a)	the Arrangement Resolution will have been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order and applicable Law;

(b)	each of the Interim Order and the Final Order will have been obtained on terms consistent with the Arrangement Agreement, and will not have been set aside or modified in a manner unacceptable to either Acreage or Canopy Growth, each acting reasonably, on appeal or otherwise;

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(c)	the necessary approval, subject only to customary typical listing conditions, as the case may be, of each of the TSX, NYSE and the CSE will have been obtained, including approval to permit (i) the listing of the Consideration Shares, the Canopy Growth Shares issuable upon conversion, exercise, exchange or redemption, as applicable, of High Street Units, USCo2 Shares, Replacement Options, Replacement RSUs and Replacement Compensation Options; (ii) the issuance of the Replacement Options, Replacement RSUs and Replacement Compensation Options; and (iii) the filing of the Arrangement Filings;

(d)	no Law being in effect or proceeding having otherwise been taken, that makes the consummation of the Arrangement illegal or otherwise, directly or indirectly, prohibits or enjoins Acreage or Canopy Growth from consummating the Arrangement, with the exception of the Controlled Substances Act, as it applies to marijuana or any other U.S. federal Law the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to marijuana;

(e)	the Arrangement Issued Securities will be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and pursuant to exemptions from applicable state Securities Laws;

(f)	Acreage and Canopy Growth will have entered into the License Agreement; and

(g)	the Arrangement Agreement will not have been terminated in accordance with its terms.

Conditions in Favour of Canopy Growth

The obligations of Canopy Growth to implement the Arrangement are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Canopy Growth and may be waived, in whole or in part, by Canopy Growth in its sole discretion:

(a)	the representations and warranties of Acreage set forth in the Arrangement Agreement will have been true and correct as of the Announcement Date and will be true and correct as of the Initial Effective Time subject to certain exceptions as set forth in the Arrangement Agreement;

(b)	Acreage will have fulfilled or complied in all material respects with each of its obligations and covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Initial Effective Time;

(c)	as of the Initial Effective Date, there will be no action or proceeding (whether, for greater certainty, by a Governmental Entity or any Person other than Canopy Growth or a Subsidiary of Canopy Growth) pending or threatened in any jurisdiction to: (i) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Canopy Growth’s ability to acquire, hold, or exercise full rights of ownership over, any Acreage Shares, including the right to vote the Acreage Shares, with the exception of prohibitions or restrictions contained in the Controlled Substances Act, as it applies to marijuana; (ii) prohibit or restrict the Arrangement, or the ownership or operation by Canopy Growth or its Subsidiaries of a material portion of the business or assets of Canopy Growth and its Subsidiaries, Acreage or any of its Subsidiaries, or compel Canopy Growth or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Canopy Growth and its Subsidiaries, or Acreage and its Subsidiaries as a result of the Arrangement or the transactions contemplated by the Arrangement Agreement, with the exception of prohibitions or restrictions contained in the Controlled Substances Act, as it applies to marijuana; or (iii) prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have an Acreage Material Adverse Effect or a Canopy Growth Material Adverse Effect;

(d)	all Arrangement Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to permit the filing of the Arrangement Filings will have obtained or received on terms that are acceptable to Acreage, acting reasonably, and all waiting periods thereunder will have expired or terminated;

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(e)	the Canopy Growth Shareholder Resolution will have been approved and adopted by the Canopy Growth Shareholders at the Canopy Growth Meeting;

(f)	from the Announcement Date until the Initial Effective Date, an Acreage Material Adverse Effect will not have occurred;

(g)	no cash distributions on the Acreage Shares, High Street Units or USCo2 Shares, employee compensation adjustments or any grant of equity interests or other share-based compensation (including Acreage Options, Acreage Compensation Options and/or Acreage RSUs) will have been made by Acreage after the Announcement Date prior to the Initial Effective Date, other than as contemplated in the Arrangement Agreement;

(h)	Kevin Murphy will have entered into a Lockup and Incentive Agreement with Canopy Growth;

(i)	Dissent Rights will not have been exercised with respect to more than 5% of the issued and outstanding Acreage Shares (assuming all securities convertible, exchangeable or exercisable into Acreage Shares, including the High Street Units, USCo2 Shares, Acreage Compensation Options, Acreage Options and Acreage RSUs have been converted, exchanged or exercised);

(j)	the High Street Operating Agreement and USCo2 constating documents will have been amended as mutually agreed between Acreage and Canopy Growth, each acting reasonably, in accordance with the principal terms set forth in Exhibit 1 to the Arrangement Agreement; and

(k)	the TRA will have been revised as mutually agreed between Acreage and Canopy Growth, each acting reasonably, in accordance with the principal terms set forth in Exhibit 2 to the Arrangement Agreement.

Conditions in Favour of Acreage

The obligations of Acreage to implement the Arrangement are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Acreage and may be waived, in whole or in part, by Acreage in its sole discretion:

(a)	the representations and warranties of Canopy Growth set forth in the Arrangement Agreement will have been true and correct as of the Announcement Date and will be true and correct as of the Initial Effective Time, subject to certain exceptions as set forth in the Arrangement Agreement;

(b)	Canopy Growth will have fulfilled or complied in all material respects with each of its obligations and covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Initial Effective Time;

(c)	all Arrangement Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to permit the filing of the Arrangement Filings will have been obtained or received on terms that are acceptable to Canopy Growth, acting reasonably;

(d)	from the Announcement Date, a Canopy Growth Material Adverse Effect will not have occurred; and

(e)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in the Arrangement Agreement in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Initial Effective Time), Canopy Growth will have deposited or caused to be deposited with the Payment Agent in escrow, the Aggregate Option Premium to be paid pursuant to the Arrangement.

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Conditions for Completion of the Acquisition

Conditions in Favour of Canopy Growth

Following the Initial Effective Time, the obligations of Canopy Growth to exercise the Canopy Growth Call Option after the Triggering Event Date and complete the Acquisition are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Canopy Growth and may be waived, in whole or in part, by Canopy Growth in its sole discretion:

(a)	certain material representations and warranties of Acreage will have been true and correct as of the Announcement Date and will be true and correct as of the Initial Effective Time, except if the failure of such representations and warranties to be true would not reasonably be expected to result in an Acreage Material Adverse Effect;

(b)	all material Acquisition Regulatory Approvals will have been obtained or received on terms that are acceptable to Canopy Growth, acting reasonably;

(c)	no Law will be in effect and no proceeding having otherwise been taken that makes the consummation of the Acquisition illegal or otherwise, prohibits or enjoins Acreage or Canopy Growth from consummating the Acquisition;

(d)	Acreage and each of its Subsidiaries will be in compliance with all applicable Laws, in all material respects in each jurisdiction in which it carries on business, provided that Acreage and each of its Subsidiaries will be in compliance with all applicable Laws with respect to marijuana, except where any non-compliance would not have a material and adverse effect on Acreage or any of its Subsidiaries, and except that if Canopy Growth has waived the Triggering Event to exercise the Canopy Growth Call Option, Acreage and each of its Subsidiaries will not be required to be in compliance with the Controlled Substances Act, as it applies to marijuana (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal Law the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to marijuana;

(e)	subject to the terms of the Arrangement Agreement, Acreage will have completed such Pre-Acquisition Reorganizations as may have been requested by Canopy Growth in accordance with the Arrangement Agreement so as to ensure that, as a result of the Acquisition, Acreage will not be in default, or subject to the revocation, of Authorizations that have been issued to Acreage which would otherwise cause an Acreage Material Adverse Effect;

(f)	Acreage will not have been subject to an insolvency event during the Acquisition Interim Period which remains uncured as of the Acquisition Effective Time;

(g)	Acreage’s debt-to-equity ratio at the Acquisition Effective Time, calculated in accordance with the terms of the Arrangement Agreement, will be 0.5:1.0 or less; and

(h)	Acreage will have fulfilled or complied with each of its obligations and covenants contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Acquisition Effective Time, except where any failure to perform any such obligations or covenants would not, individually or in the aggregate, be reasonably expected to have a material adverse impact on Acreage.

Conditions in Favour of Acreage

Following the Initial Effective Time, the obligations of Acreage to complete the Acquisition are subject to the satisfaction of the following conditions, each of which is for the exclusive benefit of Acreage and may be waived, in whole or in part, by Acreage in its sole discretion:

(a)	all Acquisition Regulatory Approvals, the failure of which to obtain would, individually or in the aggregate, be reasonably expected to have a Canopy Growth Material Adverse Effect or would be reasonably expected to be material and adverse to the Acreage Securityholders, will have been obtained or received on terms that are acceptable to Acreage, acting reasonably;

(b)	Canopy Growth will have deposited or caused to be deposited with the Depositary in escrow, the consideration to be issued pursuant to the Acquisition;

(c)	Canopy Growth will not have been subject to an insolvency event during the Acquisition Interim Period which remains uncured as of the Acquisition Effective Time;

(d)	Canopy Growth will have fulfilled or complied in all material respects with its covenants regarding acquisitions and operations in the United States contained in the Arrangement Agreement; and

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(e)	all (i) Consideration Shares, (ii) Canopy Growth Shares issuable upon exchange or redemption of High Street Units and USCo2 Shares, and (iii) Canopy Growth Shares issuable upon exercise of Replacement Compensation Options, Replacement RSUs and Replacement Options, or to the extent applicable, any shares or securities to be issued as consideration in accordance with the provisions of the Arrangement Agreement, to be issued pursuant to the Acquisition, will be approved for listing on a recognized stock exchange, subject only to the satisfaction of the customary listing conditions of such stock exchange, and not subject to resale restrictions in Canada by the recipients thereof.

Notice and Cure

The Arrangement Agreement provides that each Party will provide the other Party with notice of certain actual or potential breaches of the Arrangement Agreement or the occurrence of an Acreage Material Adverse Effect (in the case of Acreage) or a Canopy Growth Material Adverse Effect (in the case of Canopy Growth) at any time from the Announcement Date to the Initial Effective Time or to the Acquisition Effective Time, as applicable. If any such notice is delivered by a Party and the breaching Party proceeds diligently to cure such matter and such matter is capable of being cured prior to the Initial Effective Time Outside Date (with any intentional breach being deemed to be incurable), the first Party may not terminate the Arrangement Agreement as a result of such actual or potential breach or an Acreage Material Adverse Effect (in the case of Canopy Growth) or a Canopy Growth Material Adverse Effect (in the case of Acreage) until the earlier of (a) the Initial Effective Time Outside Date, and (b) the expiration of a period of ten Business Days from receipt of the notice of breach by the breaching Party, and then only if such matter has not been cured by such date and is incapable of being cured by the Initial Effective Time Outside Date.

Additional Covenants Regarding Non-Solicitation

Acreage has agreed that, except as expressly provided in the Arrangement Agreement, Acreage and its Subsidiaries, will not, directly or indirectly, through any Representative, or otherwise, and will not permit any such Person to:

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Acreage or any Subsidiary of Acreage or entering into any form of agreement, arrangement or understanding), any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Canopy Growth) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; or

(c)	make or propose publicly to make a Change in Recommendation,

provided, however, that nothing contained in the Arrangement Agreement shall prevent Acreage from, and Acreage shall be permitted: (i) to engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal after the Announcement Date and prior to the Meeting, that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement and subject to Acreage’s compliance with the notification provisions provided in the Arrangement Agreement, that the Acreage Board has determined constitutes or could reasonably be expected to result in a Superior Proposal; or (ii) provide information and access to properties, facilities, books or records of Acreage pursuant to the provisions of the section below entitled “Responding to an Acquisition Proposal”.

Acreage has agreed that it will, and will cause its Subsidiaries and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the Announcement Date with any Person (other than Canopy Growth) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, Acreage has agreed to discontinue access to and disclosure of all information and records of Acreage or its Subsidiaries. Acreage has further agreed that it will continue to enforce all confidentiality, standstill, use, business purpose or similar covenants to which third parties are subject.

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Notification of Acquisition Proposal

Acreage has agreed that if it, or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Acreage or any of its Subsidiaries, Acreage: (a) will promptly notify Canopy Growth of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and will provide Canopy Growth with copies of any and all documents, correspondence or other material received in respect of the Acquisition Proposal, from or on behalf of any such Person and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as Canopy Growth may reasonably request; and (b) may contact the Person making such Acquisition Proposal, inquiry, proposal, offer or request and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request so as to determine whether such Acquisition Proposal, inquiry, proposal, offer or request is, or would reasonably be expected to lead to, a Superior Proposal.

Acreage has agreed to keep Canopy Growth promptly and fully informed of the status of developments and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and to provide to Canopy Growth copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to Acreage by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

If, prior to obtaining the Acreage Shareholder Approval, Acreage receives an unsolicited written Acquisition Proposal, Acreage may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of Acreage or any Subsidiaries of Acreage, if and only if:

(a)	the Acreage Board first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside counsel, that the failure to engage in such discussions or negotiations would be inconsistent with the fiduciary duties of such directors under applicable Law;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with Acreage or any Subsidiaries of Acreage;

(c)	the Acquisition Proposal did not arise, directly or indirectly, as a result of a violation by Acreage of the non-solicitation provisions of the Arrangement Agreement;

(d)	Acreage enters into an Acceptable Confidentiality Agreement; and

(e)	Acreage promptly provides Canopy Growth with: (i) prior written notice stating Acreage’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; (ii) prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the Acceptable Confidentiality Agreement; and (iii) any non-public information concerning Acreage and any Subsidiaries of Acreage requested by and provided to such other Person which was not previously provided to Canopy Growth or Canopy Growth’s Representatives,

provided however, that Acreage may only provide the Person making the Acquisition Proposal with access to and disclosure of information for a period of ten Business Days. On the tenth Business Day after such Person is first afforded access to the books, records and personnel of Acreage, Acreage will discontinue access to and disclosure of all information, including the Acreage data room and any confidential information, properties, facilities, books and records of Acreage or any Subsidiary of Acreage.

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Right to Match

If, prior to obtaining the Acreage Shareholder Approval, Acreage receives an Acquisition Proposal that constitutes a Superior Proposal, the Acreage Board may make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, business purpose or similar restriction;

(b)	the Acquisition Proposal did not arise, directly or indirectly, as a result of a violation by Acreage of the non-solicitation provisions of the Arrangement Agreement;

(c)	Acreage has delivered to Canopy Growth a written notice of the determination of the Acreage Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Acreage Board to make a Change in Recommendation and approve, recommend or enter into such definitive agreement promptly following the making of such determination (the “Superior Proposal Notice”);

(d)	Acreage or its Representatives has provided Canopy Growth with a copy of the proposed definitive agreement for the Superior Proposal;

(e)	at least five full Business Days (the “Matching Period”) have elapsed from the date on which Canopy Growth has received each of (i) the Superior Proposal Notice, and (ii) a copy of the proposed definitive agreement for the Superior Proposal from Acreage;

(f)	during any Matching Period, Canopy Growth has been afforded the opportunity, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Matching Period, the Acreage Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, as compared to the terms of the Arrangement as proposed to be amended by Canopy Growth);

(h)	the Acreage Board has determined, in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal remains a Superior Proposal as compared to the Arrangement as proposed to be amended by Canopy Growth and that it is necessary for the Acreage Board to enter into a definitive agreement with respect to such Superior Proposal in order to satisfy their fiduciary duties to Acreage;

(i)	Acreage terminated the Arrangement Agreement pursuant to the terms of the Arrangement Agreement; and

(j)	Acreage has previously, or concurrently will have, paid to Canopy Growth the Termination Fee.

Acreage has agreed that, during the Matching Period, or such longer period as Acreage may approve in writing for such purpose: (a) the Acreage Board will review any offer made by Canopy Growth to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Acreage will, and will cause its Representatives to, negotiate in good faith with Canopy Growth to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Canopy Growth to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Acreage Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Acreage will promptly so advise Canopy Growth and the Parties will amend the Arrangement Agreement to reflect such offer made by Canopy Growth, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof will constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, and Canopy Growth will be afforded a new five Business Day Matching Period from the date on which Canopy Growth has received each of (i) the Superior Proposal Notice, and (ii) a copy of the proposed definitive agreement for the new Superior Proposal from Acreage.

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If Acreage provides a Superior Proposal Notice to Canopy Growth after a date that is less than 10 Business Days before the Meeting, Acreage will either proceed with or will postpone or adjourn the Meeting, as directed by Canopy Growth acting reasonably, to a date that is not more than 10 Business Days after the scheduled date of the Meeting, but in any event to a date that is not less than five Business Days prior to the Initial Effective Time Outside Date. Nothing contained in the Arrangement Agreement will limit in any way the obligation of Acreage to convene and hold the Meeting in accordance with the Arrangement Agreement while the Arrangement Agreement remains in force.

Nothing contained in the Arrangement Agreement will prevent the Acreage Board from complying with Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal that is not a Superior Proposal.

Termination of Arrangement Agreement

The Arrangement Agreement is effective from April 18, 2019 until the earliest of (i) the Acquisition Effective Date, (ii) the Acquisition Closing Outside Date, and (iii) the termination of the Arrangement Agreement in accordance with its terms.

The Arrangement Agreement may be terminated prior to the Initial Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either Acreage or Canopy Growth if:

(i)	Acreage Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate the Arrangement Agreement if the failure to obtain Acreage Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(ii)	Canopy Growth Shareholder Approval is not obtained at the Canopy Growth Meeting in accordance with applicable Law, provided that a Party may not terminate the Arrangement Agreement if the failure to obtain Canopy Growth Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(iii)	if any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Acreage or Canopy Growth from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate the Arrangement Agreement has used its commercially reasonable efforts to, as applicable, appeal, overturn or otherwise render such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iv)	if the Initial Effective Time does not occur on or prior to the Initial Effective Time Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Initial Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)	Acreage if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Canopy Growth under the Arrangement Agreement occurs that would cause certain conditions for the exclusive benefit of Acreage not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Initial Effective Date Outside Date; provided that Acreage is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any such condition for the exclusive benefit of Acreage not to be satisfied;

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(ii)	the Acreage Board approves and authorizes Acreage to enter into a binding written agreement with respect to a Superior Proposal (other than an Acceptable Confidentiality Agreement), subject to compliance with Acreage’s non-solicitation covenants in all material respects and provided, however, that no such termination will be effective unless and until Acreage has paid the Termination Fee to Canopy Growth; or

(iii)	there has occurred and is continuing a Canopy Growth Material Adverse Effect; or

(d)	Canopy Growth if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acreage under the Arrangement Agreement occurs that would cause certain conditions for the exclusive benefit of Canopy Growth not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Initial Effective Time Outside Date or is not cured in accordance with the terms of the Arrangement Agreement; provided that Canopy Growth is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any condition for the exclusive benefit of Canopy Growth not to be satisfied;

(ii)	the Acreage Board or any committee of the Acreage Board (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the recommendation of the Acreage Board that the Arrangement is fair to Shareholders, the Arrangement and the entry into the Arrangement Agreement is in the best interests of Acreage, and that the Shareholders vote in favour of the Arrangement Resolution, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend or takes no position or a neutral position, in each case with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days, (C) accepts, approves, endorses, recommends or executes or enters into (other than an Acceptable Confidentiality Agreement) or publicly proposes to accept, approve, endorse, recommend or execute or enter into any agreement, letter of intent, understanding or arrangement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (D) the Company or the Acreage Board publicly proposes or announces its intention to do any of the foregoing, (collectively, a “Change in Recommendation”); or

(iii)	there has occurred and is continuing an Acreage Material Adverse Effect.

Between the Initial Effective Time and the Acquisition Effective Time, the Arrangement Agreement may be terminated by the mutual written agreement of the Parties.

Termination Fee

The Termination Fee is payable by Acreage to Canopy Growth in the event that:

(a)	Canopy Growth terminates the Arrangement Agreement due to a Change in Recommendation;

(b)	Acreage terminates the Arrangement Agreement where the Acreage Board approves and authorizes Acreage to enter into a binding written agreement with respect to a Superior Proposal; or

(c)	the Arrangement Agreement is terminated by Acreage or Canopy Growth due to the failure to obtain Acreage Shareholder Approval at the Meeting or the Initial Effective Time not occurring on or prior to the Initial Effective Time Outside Date, or by Canopy Growth if Acreage is in breach of its representations, warranties or covenants under the Arrangement Agreement, if: (i) prior to such termination, an Acquisition Proposal is publicly announced or disclosed; and (ii) within 12 months following the date of such termination: (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (i) above) is consummated by Acreage; or (B) Acreage, or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination); provided that for purposes of this provision, references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “50% or more”.

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Expenses of the Arrangement

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, shall be paid by the party incurring such fees, costs or expenses, whether or not the Arrangement is consummated.

Expense Reimbursement

The Expense Reimbursement Fee is payable by Canopy Growth to Acreage in the event that: (a) Acreage terminates the Arrangement Agreement if Canopy Growth is in breach of its representations, warranties or covenants under the Arrangement Agreement that would cause certain conditions for the exclusive benefit of Acreage not to be satisfied; or (b) either Acreage or Canopy Growth terminate the Arrangement Agreement if the Canopy Growth Shareholder Approval is not obtained at the Canopy Growth Meeting.

The Expense Reimbursement Fee is payable by Acreage to Canopy Growth in the event that Canopy Growth terminates the Arrangement Agreement if Acreage is in breach of its representations, warranties or covenants under the Arrangement Agreement that would cause certain conditions for the exclusive benefit of Canopy Growth not to be satisfied.

The Voting and Support Agreements

Pursuant to the Arrangement Agreement, Acreage agreed to deliver the Voting and Support Agreements from each of the Acreage Locked-Up Shareholders. On April 18, 2019, each of the Acreage Locked-Up Shareholders entered into a Voting and Support Agreement with Canopy Growth.

The following description of the Voting and Support Agreement is qualified in its entirety by reference to the full text of the Voting and Support Agreement, which is attached as Schedule F to the Arrangement Agreement, which has been filed by Acreage on its SEDAR profile at www.sedar.com.

Pursuant to the terms of the Voting and Support Agreements, each Acreage Locked-Up Shareholder has agreed, subject to the terms and conditions thereof, among other things, to vote all of the Acreage Securities beneficially owned, directed or controlled, directly or indirectly, by such Acreage Locked-Up Shareholder (the “Acreage Subject Shares”) FOR the Arrangement Resolution. For greater certainty, the term Acreage Subject Shares includes all of the Acreage Shares that are acquired or controlled, directly or indirectly, before the Record Date.

Except as otherwise noted in the Voting and Support Agreements, each Acreage Locked-Up Shareholder has covenanted and agreed that it will:

(a)	at the Meeting, vote (or cause to be voted) all Acreage Subject Shares FOR the Arrangement Resolution;

(b)	vote (or cause to be voted) all Acreage Subject Shares AGAINST any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement;

(c)	not sell, transfer or otherwise convey or encumber, or enter into any agreement relating to the sale, transfer or other disposition of, any of the Acreage Subject Shares until earlier of the Initial Effective Date or termination of the Arrangement Agreement;

(d)	not grant any proxies or power of attorney or enter into any voting trust or other voting agreement with respect to the Acreage Subject Shares;

(e)	cooperate with Acreage and Canopy Growth to implement the Arrangement and the other transactions contemplated by the Arrangement Agreement;

(f)	not exercise any rights of appraisal or rights of dissent;

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(g)	terminate any solicitation, discussion or other activities with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal; and

(h)	subject to the Acreage Locked-Up Shareholders’ fiduciary duties, not, directly or indirectly:

(i)	solicit proxies in opposition to or competition with Canopy Growth’s proposed purchase of the Acreage Shares as contemplated by the Arrangement;

(ii)	assist any Person that would compete with, restrain or otherwise interfere with or inhibit Canopy Growth’s proposed purchase of the Acreage Shares;

(iii)	knowingly solicit, initiate, encourage or otherwise facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(v)	encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

Except as otherwise noted in the Voting and Support Agreements, the Voting and Support Agreements will be terminated and be of no further force or effect upon the earliest of: (i) mutual agreement of the parties thereto in writing; (ii) the date the Arrangement Agreement is terminated; (iii) the Initial Effective Time; and (iv) the Effective Time Outside Date.

As of the Record Date, the Acreage Locked-Up Shareholders, collectively, beneficially owned, or exercised control or direction over, an aggregate of:

(a)	62,724 Subordinate Voting Shares, representing approximately 0.11% of the issued and outstanding Subordinate Voting Shares on a non-diluted basis;

(b)	119,284.51 Proportionate Voting Shares, representing approximately 16.05% of the issued and outstanding Proportionate Voting Shares on a non-diluted basis; and

(c)	168,000 Multiple Voting Shares, representing 100% of the issued and outstanding Multiple Voting Shares on a non-diluted basis.

Of the votes attaching to Acreage Shares held by Locked Up Holders, approximately 15.86% of the votes attaching to the Proportionate Voting Shares and 100% of the votes attaching to the Multiple Voting Shares will be excluded for the purposes of determining whether “minority approval” (as defined in MI 61-101) has been obtained.

As of the Record Date, the Acreage Locked-Up Shareholders beneficially owned, or exercised control or direction over, an aggregate of approximately 86.07% of the votes attached to the Acreage Shares on a non-diluted basis. As of the Record Date, the Acreage Locked-Up Shareholders also beneficially owned, or exercised control or direction over, 18,032,908 High Street Units, 2,385,000 Acreage Options and 1,085,000 Acreage RSUs.

Tax Receivable Agreement

In connection with the RTO, USCo entered into the TRA with the TRA Parties, each of whom owns High Street Units. The Company (indirectly through its ownership of USCo) expects to obtain an increase in its share of the tax basis of the assets of High Street when it acquires a holder’s High Street Units in exchange for cash or Subordinate Voting Shares. The TRA generally provides for the payment by USCo to such High Street Holders of 65% of the amount of net tax benefits, if any, realized (or deemed realized) by USCo attributable to the increased tax basis allocated to it under the terms of the TRA and applicable Law following the acquisition of such holder’s High Street Units. An additional 20% of such net tax benefits are available for payment to the TRA Parties under a tax receivable bonus plan. Kevin Murphy has waived his rights to 30.77% of the aggregate tax benefit payments to which he may otherwise be entitled to receive under the TRA for the benefit of a second tax receivable bonus plan. Participants of the second tax receivable bonus plan include, among others, Glen Leibowitz, James Doherty, Robert Daino, Harris Damashek and Tyson Macdonald. The amount available under the second tax receivable bonus plan will be equal to TRA payments waived by Kevin Murphy. Kevin Murphy, as the administrator of each of the tax receivable bonus plans, has the right to determine the amount each participant receives under the tax receivable bonus plans.

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Under the Arrangement Agreement, as a condition to the implementation of the Arrangement, Acreage and Canopy Growth have agreed that the TRA and tax receivable bonus plans, as applicable, will be amended to provide for, among other things, consent rights to Canopy Growth over payments made under the TRA and modifications to the timing and amounts of TRA payments and tax receivable bonus payments, including upon the acquisition of all of the High Street Units by Canopy Growth, an acceleration and one-time final payment, subject to certain conditions, to the TRA Parties and participants in the tax receivable bonus plans in the aggregate amount of no more than the Lump Sum Amount. The Lump Sum Amount will be reduced by any payments previously made under the TRA and the tax receivable bonus plans. Commencing on the third anniversary of the Acquisition, Canopy Growth will have the right to acquire all of the High Street Units and USCo2 Shares not owned by Acreage based on the Exchange Ratio.

Lockup and Incentive Agreements

Pursuant to the Arrangement Agreement, as a condition to the implementation of the Arrangement, Acreage and Canopy Growth have agreed that Kevin Murphy must enter into a Lockup and Incentive Agreement with Acreage and Canopy Growth. In addition, pursuant to the Arrangement Agreement, Acreage will use commercially reasonable best efforts to have each of the remaining Key Individuals enter into a Lockup and Incentive Agreement with Acreage and Canopy Growth. Such Lockup and Incentive Agreements are necessary to ensure the retention and incentivization of the Key Individuals for a potentially extended period of time, of up to seven and a half years, and to keep them singularly focused on growing the U.S. business for the benefit of the combined entity throughout this time. The Lockup and Incentive Agreements are also designed to reward the Key Individuals for creating Shareholder value during the Acquisition Interim Period and to discourage them from considering other, potentially lucrative opportunities, outside of Acreage. These agreements align their interests with all Shareholders. The following description of the Lockup and Incentive Agreements is qualified in its entirety by reference to the full text of the Form of Lockup and Incentive Agreement, which is attached as Schedule H to the Arrangement Agreement, which has been filed by Acreage on its SEDAR profile at www.sedar.com.

Pursuant to the terms of the Lockup and Incentive Agreements, 981,836 Acreage RSUs will be awarded to each Key Individual under the Omnibus Incentive Plan, each of which will entitle the Key Individual to receive one Subordinate Voting Share upon the vesting thereof, subject to receipt of any approval from Shareholders as required under applicable Securities Laws, and will be exchanged for a Replacement RSU, on the basis of the Exchange Ratio following completion of the Acquisition.

The vesting of the Acreage RSUs shall be as follows:

Release Dates	Percentage of Locked-Up RSUs to Vest
12 months following the Initial Effective Date	1/4 of Locked-Up RSUs
24 months following the Initial Effective Date	1/4 of Locked-Up RSUs
3 months following the Acquisition Effective Date	1/2 of Locked-Up RSUs, plus any otherwise unvested Acreage RSUs

Pursuant to the Lockup and Incentive Agreements, in consideration of the benefit that the Acquisition will confer on Acreage and its securityholders, including the Key Individuals, each Key Individual has covenanted and agreed that:

(a)	such Key Individual will not, whether for his, her or its own account or for the account of another, and will cause any spouse, immediate family member or immediate family member of the spouse or the undersigned living in the undersigned's household, or any trust of which any of the foregoing individuals are beneficiaries, in any manner, directly or indirectly, Transfer (as such term is defined in the Lockup and Incentive Agreements) the Locked-Up Securities, whether currently owned or thereafter acquired by such Key Individual, except in accordance with the Lockup Schedule (as defined below);

(b)	if, prior to the Acquisition Effective Date, such Key Individual ceases to be an employee of Acreage by termination of such Key Individual’s employment, whether with or without cause, such Key Individual will forego any unvested Acreage RSUs;

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(c)	if on or following the Acquisition Effective Date, such Key Individual ceases to be an employee of Acreage or Canopy Growth (or any affiliate thereof) by termination (and not resignation) of such Key Individual’s employment, other than for cause, all unvested Replacement RSUs will immediately vest; and

(d)	during the currency of such Key Individual’s employment with Acreage (or any successor thereof) and for one year after such employment ends, however it ends, provided that such Key Individual is paid a one year severance in the case of termination without cause, such Key Individual will not work at, work for, be employed by, provide services to, engage with, or assist in any way, whether or not for remuneration, recognition, or reward any Person, corporation, or organization, whether or not such organization is operated for profit, that cultivates, produces, sells or intends to cultivate, produce or sell cannabis or cannabis-derived products anywhere in any jurisdiction in which Acreage or its Subsidiaries (or any successor thereof) has operations.

The lockup obligations of each Key Individual, pursuant to the Lockup and Incentive Agreements, are applicable to:

(a)	two-thirds (2/3rds) of the Acreage Securities, or any financial instruments convertible into, exercisable or exchangeable for, or that represent the right to receive Acreage Securities, currently owned directly or indirectly by such Key Individual, or under control or direction of such Key Individual or with respect to which such Key Individual has beneficial ownership (the “Current Locked-Up Securities”);

(b)	the Acreage RSUs granted to each Key Individual pursuant to the Omnibus Incentive Plan, which such Key Individual has beneficial ownership of as of the date of the Lockup and Incentive Agreements (as well as the RSUs to be issued in connection with the terms of the Lockup and Incentive Agreement and the Omnibus Incentive Plan, for each Key Individual does not yet have beneficial ownership of as of the date of the Lockup and Incentive Agreements) (collectively, the “Locked-Up RSUs”); and

(c)	securities of Acreage that will be owned, directly or indirectly, by such Key Individual, or under control or direction of such Key Individual or with respect to which such Key Individual will have beneficial ownership following completion of the Acquisition (collectively with the Current Locked-Up Securities and the Locked-Up RSUs, the “Locked-Up Securities”).

The Locked-Up Securities shall at all times be subject to the “Lockup Schedule”, as set forth below:

Release Dates	Percentage of Locked-Up Securities to be Released
6 months following the Initial Effective Date	1/6 of Locked-Up Securities
12 months following the Initial Effective Date	1/6 of Locked-Up Securities
18 months following the Initial Effective Date	1/6 of Locked-Up Securities
Acquisition Effective Date	1/6 of Locked-Up Securities
6 months following the Acquisition Effective Date	1/6 of Locked-Up Securities
12 months following the Acquisition Effective Date	1/6 of Locked-Up Securities

Notwithstanding the foregoing, at least 5/6ths of the Locked-Up Securities will be released by the earlier of (i) the 30 month anniversary of the Initial Effective Date, or (ii) the 6 month anniversary of the Acquisition Effective Date, and the remaining balance of 1/6th of all Locked-Up Securities will be released by 12 months following the Acquisition Effective Date.

The License Agreement

As a condition to the implementation of the Arrangement, Canopy Growth, TS Brandco Inc. (“TS Brandco”), Tweed Inc. (“Tweed”), and Acreage will enter into a License Agreement at the Initial Effective Time. The following description of the License Agreement is qualified in its entirety by reference to the full text of the License Agreement, which is attached as Schedule G to the Arrangement Agreement, which has been filed by Acreage on SEDAR on its profile at www.sedar.com.

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Scope of License

TS Brandco and Tweed (together, the “Licensors”) and Canopy Growth will provide Acreage, in consideration for and as a condition precedent to the consummation of the Arrangement between the Parties, with the right (but not the obligation) to use:

(a)	each Licensor’s unique plans and systems for the establishment and operation of retail stores (the “Systems”);

(b)	the Licensor’s respective trademarks, trade names, certification marks, trade dress, other commercial symbols, copyrights, logos and/or other indicia of origin, whether registered or unregistered, and such other trade names, trademarks, symbols, logos, distinctive names, service marks, certification marks, logo designs, insignia related to the Systems which may be designated in writing by a Licensor or Canopy Growth (whether on the initiative of a Licensor, Canopy Growth or at the request of Acreage, such request not to be unreasonably refused by the Licensors and/or Canopy Growth) (the “Trademarks”); and

(c)	Intellectual Property;

in connection with the present or future products, services and business of Acreage relating to the cultivation, distribution, promotion and sale of cannabis, cannabis accessories and non-cannabis merchandise within the United States of America, its territories and possessions, and the District of Columbia (the “Territory”).

Pursuant to the License Agreement, Acreage may, without the consent of Canopy Growth or either Licensor, sublicense use of the Trademarks, Systems and/or Intellectual Property to its affiliates. Acreage is also required to ensure that any sublicensees comply with their obligations under the License Agreement.

Compliance with Applicable Laws

Acreage’s use of the Intellectual Property, Systems, and Trademarks must be in compliance with all applicable Laws, with the exception of the Controlled Substances Act, as it applies to cannabis, and any other federal Law of the United States from time to time, the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to cannabis (collectively, the “Federal Cannabis Laws”).

Acreage must also not establish or operate retail stores selling cannabis or otherwise sell cannabis for recreational or medicinal purposes using the Intellectual Property, Systems, and Trademarks in jurisdictions within the Territory where the sale of cannabis for such purposes violates applicable Laws, with the exception of Federal Cannabis Laws.

Compliance with Licensor’s Standards

Acreage will be required to comply with the specifications and service and quality standards of Canopy Growth and/or the Licensors, as may be updated from time to time (collectively, the “Standards”) applicable to the Intellectual Property, Systems, and Trademarks. Pursuant to the License Agreement, Canopy Growth will advise the Licensee in writing of any material changes to the Standards.

Termination of License Agreement

The License Agreement will expire at the earlier of (i) the Acquisition Expiry Date, or (ii) the termination of the License Agreement in accordance with its terms. Acreage will also have the option to renew the term of the License Agreement for seven additional five year terms, provided Acreage is in compliance with the material terms of the License Agreement at the time of renewal.

The License Agreement may be terminated prior to its completion by Canopy Growth:

(a)	upon twelve months’ prior written notice to Acreage;

(b)	if Canopy Growth or any of its affiliates is notified in writing of, or is the subject of, any regulatory investigation or proceeding by any governmental authority related to possible violations of applicable Law arising from the License Agreement;

(c)	if termination is required by applicable Law (with the exception of Federal Cannabis Laws) or if the performance of the License Agreement in any part of the Territory would otherwise violate applicable Law (with the exception of Federal Cannabis Laws), as determined by Canopy Growth, acting reasonably;

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(d)	if Acreage has breached any material term of the Arrangement Agreement, as determined by Canopy Growth, acting reasonably, and Acreage fails to cure such breach within 30 days after written notice from Canopy Growth, and if not cured within such time, Canopy Growth shall provide Acreage with written notice of such termination;

(e)	if Acreage is subject to a bankruptcy or insolvency proceeding;

(f)	if Acreage does not maintain the Standards and fails to commence to improve its adherence to the Standards within 30 days after written notice from Canopy Growth; or

(g)	if Acreage defaults under any of the other provisions of the License Agreement and fails to cure such default within 30 days after written notice from Canopy Growth.

Representations and Warranties

The License Agreement contains certain customary representations and warranties provided between Acreage and Canopy Growth. The representations and warranties made by Canopy Growth relate to: validity of the license of the listed Trademarks and Systems; ownership of the Intellectual Property; no violation; confidentiality; and no undisclosed liabilities.

The License Agreement also contains representations and warranties made by the Licensors and Acreage which relate to: organization and qualification; authority relative to the License Agreement; validity of the License Agreement; Authorizations; and compliance with other agreements.

Covenants

The License Agreement contains customary covenants by Acreage with respect to proper usage and protection of the Licensor’s rights in the Trademarks and protection of Canopy Growth’s rights in the Systems and the Intellectual Property.

Pursuant to the License Agreement, Canopy Growth will be required to maintain the existing registrations of the Trademarks and prosecute all pending applications for registration of the Trademarks in the Territory. The Licensors must also keep Acreage informed of any significant adverse developments in the prosecution of applications for the Trademarks in the Territory or any opposition or other challenge to the ownership or validity of any Trademarks or any registration or application for registration in the Territory that could impact Acreage’s exercise of its rights under the License Agreement.

SECURITIES LAW MATTERS

The following is a brief summary of the Canadian and United States Securities Law considerations applying to the transactions contemplated herein not discussed elsewhere in this Circular.

Canadian Securities Laws

The following is only a general overview of certain requirements of Canadian Securities Laws relating to the Arrangement that may be applicable to Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders. Each securityholder is urged to consult its professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Canopy Growth Shares issuable pursuant to the Arrangement.

The issuance of Canopy Growth Shares pursuant to the Acquisition will constitute a distribution of securities that is exempt from the prospectus requirements of applicable Canadian Securities Laws. Canopy Growth Shares issued pursuant to the Arrangement may be resold in each province and territory of Canada, provided: (i) that Canopy Growth is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in NI 45-102; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling securityholder is an “insider” or “officer” of Canopy Growth (as such terms are defined by applicable Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that Canopy Growth is in default of applicable Canadian Securities Laws.

To the extent that an Acreage Holder resides in a non-Canadian jurisdiction, the Canopy Growth Shares received by the Acreage Holder may be subject to certain additional trading restrictions under Securities Laws of such jurisdiction. All Acreage Holders residing outside Canada are advised to consult their own legal advisors regarding such resale restrictions.

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Status Under Canadian Securities Laws

Acreage is a reporting issuer in the Provinces of Ontario and British Columbia. Following the Initial Effective Date, Acreage will remain a reporting issuer in such jurisdictions. Subject to applicable Laws, promptly following the Acquisition Effective Time, Canopy Growth will apply to have Acreage cease to be a reporting issuer under applicable Canadian Securities Laws.

Canopy Growth is a reporting issuer in each of the provinces of Canada, other than Quebec. Following the Initial Effective Date and the Acquisition Effective Date, Canopy Growth will remain a reporting issuer in such jurisdictions.

Multilateral Instrument 61-101

The Arrangement is subject to the requirements of MI 61-101. MI 61-101 regulates certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding “interested parties”, “related parties” or “joint actors”, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 apply to a reporting issuer proposing to carry out a “business combination” (as defined in MI 61-101) that terminates the interests of securityholders without their consent.

A transaction such as the Arrangement constitutes a “business combination” for purposes of MI 61-101 if, at the time the Arrangement is agreed to, a “related party” of Acreage, such as a director or senior officer (as defined in MI 61-101) or a holder of 10% or more of any class of Acreage Shares, is entitled to receive, as a consequence of the transaction, a “collateral benefit” (as defined in MI 61-101).

A “collateral benefit” is broadly defined for purposes of MI 61-101 and means, subject to certain specified exclusions, any benefit that a related party of the issuer is entitled to receive, directly or indirectly, as a consequence of the transaction, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer or of another person, regardless of the existence of any offsetting costs to the related party or whether the benefit is provided, or agreed to, by the issuer or another party to the transaction.

The definition of “collateral benefit” contains certain exclusions. In that regard, a benefit received by a related party of Acreage is not considered to be a collateral benefit if the benefit is received solely in connection with the related party's services as an employee, director or consultant of Acreage or an affiliated entity and: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit are disclosed in this Circular; and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the each class of the outstanding Acreage Shares, or (B) (x) if the transaction is a “business combination”, the related party discloses to an independent committee of Acreage the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for equity securities beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (x), and (z) the independent committee's determination is disclosed in this Circular.

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As of the Record Date, for the purposes of MI 61-101, the following related parties own or exercise control or direction over the following classes Acreage Shares, as determined in accordance with MI 61-101 and Section 1.8 of NI 62-104:

Name, Title	Subordinate Voting Shares	Proportionate Voting Shares	Multiple Voting Shares	Acreage Options	Acreage RSUs	High Street Units	on an as converted to Subordinate Voting Shares basis (%)(1)	on an as converted to Proportionate Voting Shares basis (%)(1)	on an as converted to Multiple Voting Shares basis (%)(1)
Kevin P. Murphy, Director, Chief Executive Officer & President	-	113,102.31	168,000	540,000	-	15,957,908	20,650,000 (23.31%)	113,102.31 (15.22%)	168,000 (100%)
Glen Leibowitz, Chief Financial Officer	-	-	-	240,000	-	375,000	Nil	Nil	Nil
Robert Daino, Chief Operating Officer	-	-	-	240,000	600,000	-	300,000 (0.34%)	Nil	Nil
James Doherty, General Counsel & Secretary	15,900	-	-	240,000	80,000	250,000	335,900 (0.38%)	Nil	Nil
Harris Damashek, Chief Marketing Officer	-	1,209	-	240,000	-	200,000	48,360 (0.05%)	1,209 (0.16%)	Nil
Tyson Macdonald, EVP Corporate Development	38,824	-	-	125,000	75,000	-	57,574 (0.06%)	Nil	Nil
Larissa Herda, Director	-	-	-	160,000	40,000	-	Nil	Nil	Nil
Douglas Maine, Director	-	-	-	160,000	40,000	-	Nil	Nil	Nil
Brian Mulroney, Director	-	-	-	280,000	210,000	-	Nil	Nil	Nil
William C. Van Faasen, Director	8,000	4,973.2	-	160,000	40,000	-	206,928 (0.23%)	4,973.2 (0.67%)	Nil
John Boehner, Director	-	-	-	-	-	625,000	300,000 (0.34%)	Nil	Nil
William F. Weld, Director	-	-	-	-	-	625,000	300,000 (0.34%)	Nil	Nil

Note:

(1) The amounts shown assume in each case the exercise of Acreage Options held by the individuals disclosed in the table, the conversion of all High Street Units held by them and take into account all vested Acreage RSUs or Acreage RSUs vesting within 60 days of the Announcement Date.

Each of the directors and executive officers of Acreage and their respective associated and affiliated entities beneficially own, or exercise control or direction over, less than 1% of each outstanding class of the issued and outstanding Acreage Shares (assuming in each case the exercise of Acreage Options held by them, the conversion of all High Street Units held by them and taking into account all vested Acreage RSUs or Acreage RSUs vesting within 60 days of the Announcement Date), other than Kevin Murphy (director, Chief Executive Officer and President), who holds 23.31% of the outstanding Subordinate Voting Shares (assuming all relevant securities held by Kevin Murphy are converted into Subordinate Voting Shares), 15.22% of the outstanding Proportionate Voting Shares (assuming conversion of the number of High Street Capital Units held by Mr. Murphy to preclude the forced conversion of the outstanding Multiple Voting Shares), and 100% of the outstanding Multiple Voting Shares (assuming that Mr. Murphy does not convert any of such Multiple Voting Shares and Mr. Murphy is not otherwise forced to convert such Multiple Voting Shares pursuant to the terms thereof and the Coattail Agreement).

Prior to the Initial Effective Time, as a condition to amending the Articles of Acreage to provide for, among other things, the Canopy Growth Call Option, the Lockup and Incentive Agreements will be entered into between Acreage, Canopy and each of the Key Individuals. Such Lockup and Incentive Agreements are necessary to ensure the retention and incentivization of the Key Individuals for a potentially extended period of time, of up to seven and a half years, and to keep them singularly focused on growing the U.S. business for the benefit of the combined entity throughout this time. The Lockup and Incentive Agreements are also designed to reward the Key Individuals for creating Shareholder value during the Acquisition Interim Period and to discourage them from considering other, potentially lucrative opportunities, outside of Acreage. These agreements align their interests with all Shareholders. Pursuant to the Lockup and Incentive Agreements, each Key individual will be entitled to receive (i) 981,836 Acreage RSUs on or about the Initial Effective Time, each of which will entitle the Key Individual to receive one Subordinate Voting Share upon vesting, subject to receipt of any approval from Shareholders required under applicable Securities Laws, and will be exchanged for a Replacement RSU on the basis of the Exchange Ratio following completion of the Acquisition (if prior to vesting and settlement of such Acreage RSU); and (ii) each Key Individual will be entitled to a one-year severance payment if his employment is terminated without cause following the Acquisition.

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Further, pursuant to the TRA, the TRA Parties, among others, are entitled to payment by USCo equal to 65% of the amount of net tax benefits, if any, realized (or deemed to be realized) by USCo attributable to each such member under the terms of the TRA. An additional 20% of such net tax benefits are available for payment to the TRA Parties under a tax receivable bonus plan (the “TRA Bonus Plan 1”). Mr. Murphy has waived his right to receive 30.77% of the aggregate tax benefit payments to which he may otherwise be entitled under the TRA for the benefit of a second tax receivable bonus plan (the “TRA Bonus Plan 2”, and together with TRA Bonus Plan 1, the “TRA Bonus Plans”). Participants in the TRA Bonus Plan 2 include Glen Leibowitz, James Doherty, Robert Daino, Harris Damashek and Tyson MacDonald. The amount available under the TRA Bonus Plan 2 will be equal to the TRA payments waived by Kevin Murphy. Kevin Murphy, as the administrator of the TRA Bonus Plans, has the right to determine the amount each participant receives under the TRA Bonus Plans. Pursuant to the Arrangement Agreement, as a condition to the implementation of the Arrangement, Acreage and Canopy Growth have agreed to amend the TRA and the TRA Bonus Plans to provide, among other things, consent rights to Canopy over payments under the TRA and modifications to the timing and amounts of the payments under the TRA and bonus payments under the TRA Bonus Plans, including upon the acquisition of all of the High Street Units by Canopy Growth, an acceleration and one-time final payment, subject to certain conditions, to the TRA Parties and participants in the TRA Bonus Plans in the aggregate amount of no more than the Lump Sum Amount. The Lump Sum Amount will be reduced by any payments previously made under the TRA and the TRA Bonus Plans. Commencing on the third anniversary of the Acquisition Effective Date, Canopy Growth will have the right to acquire all of the High Street Units and USCo2 Shares not owned by Acreage based on the Exchange Ratio.

At the Initial Effective Time, Acreage intends to grant an aggregate of 544,826 Acreage RSUs to certain directors and senior officers that hold, as of the Initial Effective Date, unvested Acreage Options, unvested Acreage RSUs and unvested Profit Interests as part of the proposed Make-Whole Grant. See “Interests of Certain Persons in the Arrangement”. The Make-Whole Grant is intended to provide a retention inducement to such holders, including the related parties (as defined in MI 61-101) that are recipients thereof, in their respective capacities as directors and officers of Acreage and/or its Subsidiaries and affiliates, and to provide such Persons with consideration commensurate in value to the pro rata share of the Aggregate Option Premium that each such Person would have received had their unvested share-based incentive compensation vested and been exercised (as applicable) as of the Initial Effective Date. The vesting terms of the securities issued pursuant to each such recipient’s Make-Whole Grant will reflect each such Person’s then current share-based incentive compensation vesting schedule. The proposed Make-Whole Grant is not conditional on any recipient supporting the Arrangement in any manner.

The Acreage RSUs to be received by, and severance amounts potentially payable to, each of the Key Individuals pursuant to the Lockup and Incentive Agreements and the Make-Whole Grant and the amounts that may be paid pursuant to the TRA and the TRA Bonus Plans may be considered to be collateral benefits received by the applicable related parties of Acreage for the purposes of MI 61-101. The following table sets out the approximate value of the benefits and other payments to be received by each of the related parties of Acreage in connection with the Arrangement (assuming the Acquisition is completed):

Name, Title	Amount of Benefits (US$)
Kevin P. Murphy, Director, Chief Executive Officer & President	72,190,049	(1)(2)(3)(4)
Glen Leibowitz, Chief Financial Officer	32,883,839	(1)(2)(3)(4)
Robert Daino, Chief Operating Officer	31,290,646	(1)(2)(3)(4)
James Doherty, General Counsel & Secretary	31,115,590	(1)(2)(3)(4)
Harris Damashek, Chief Marketing Officer	6,820,711	(3)(4)
Tyson Macdonald, EVP Corporate Development	26,732,205	(1)(2)(3)(4)
Larissa Herda, Director	716,972	(4)
William C. Van Faasen, Director	716,972	(4)
Douglas Maine, Director	716,972	(4)
William F. Weld, Director	1,075,457	(4)
John Boehner, Director	1,075,457	(4)
Brian Mulroney, Director	1,756,580	(4)

TOTAL	207,091,450

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Notes:

(1) Includes US$24,465,871, being the current value of the 981,836 Acreage RSUs to be received pursuant to the Lockup and Incentive Agreements, determined on the basis of the closing price of the Canopy Growth Shares on the NYSE on April 18, 2019 (US$42.83) and the completion of the Acquisition using an Exchange Ratio of 0.5818 of a Canopy Share for each Acreage RSU. There is no certainty that the Acreage RSUs subject to vesting upon the completion of the Acquisition will vest nor has the value ascribed to the amount of the benefit been adjusted to take into account the potential timing for the completion of the Acquisition.

(2) Includes potential severance payments in the amount of US$401,220, US$326,220, US$381,220, US$326,220 and US$276,220 for each of Kevin Murphy, Glen Leibowitz, Robert Daino, James Doherty and Tyson Macdonald, respectively.

(3) Includes potential payments pursuant to the TRA of US$42,219,761, US$1,433,101, US$955,401 and US$764,320 to each of Kevin Murphy, Glen Leibowitz, James Doherty and Harris Damashek, respectively. This reflects payments of US$3,167,374 to each of Kevin Murphy, Glen Leibowitz, Robert Daino, James Doherty and Harris Damashek pursuant to TRA Bonus Plan 1; however, this assumes that aggregate of US$28,506,363 potentially available for distribution pursuant to TRA Bonus Plan 1 is distributed equally amongst all nine participants in TRA Bonus Plan 1. There is no guarantee that this distributions will be allocated as contemplated herein, as the ultimate allocation amongst participants in TRA Bonus Plan 1 is to be determined in the sole discretion of Kevin Murphy. This reflects payments of US$1,340,358 to each of Glen Leibowitz, Robert Daino, James Doherty, Harris Damashek and Tyson Macdonald pursuant to TRA Bonus Plan 2; however, this assumes that the aggregate of US$18,765,016 potentially available for distribution pursuant to TRA Bonus Plan 2 is distributed equally amongst all 14 participants in TRA Bonus Plan 2. There is no guarantee that the distributions will be allocated as contemplated herein, as the ultimate allocation amongst participants in TRA Bonus Plan 2 is to be determined in the sole discretion of Kevin Murphy.

(4) Includes the proposed grant of 77,686, 86,318, 77,686, 34,527, 62,149, 26,075, 28,773, 28,773, 28,773, 43,159, 43,159 and 70,493 Acreage RSUs (based on a US$25.00 per Acreage RSU valuation) to Kevin Murphy, Glen Leibowitz, Robert Daino, James Doherty, Harris Damashek, Tyson Macdonald, Larissa Herda, William Van Faasen, Douglas Maine, William Weld, John Boehner and Brian Mulroney, respectively, pursuant to the Make-Whole Grant, which corresponds to a value of US$1,935,823, US$2,150,915, US$1,935,823, US$860,366, US$1,548,659, US$649,756, US$716,972, US$716,972, US$716,972, US$1,075,457, US$1,075,457 and US$1,756,580, respectively, determined on the basis of the closing price of the Canopy Growth Shares on the NYSE on April 18, 2019 (US$42.83) and the completion of the Acquisition using an Exchange Ratio of 0.5818 of a Canopy Growth Share for each Acreage RSU.

None of the payments or Acreage RSU grants described in the table above were conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to such individuals for securities relinquished under the Plan of Arrangement, and the making of such payments is not conditional on any of such individuals supporting the Arrangement. Further, each of the payments above was conferred solely in connection with each individuals role as an employee, director or officer of Acreage and its Subsidiaries.

The Acreage Special Committee, being an independent committee in accordance with the provisions of MI 61-101, considered whether the above mentioned “related parties” of Acreage will receive a “collateral benefit” as a consequence of the Arrangement. Given that each of Glen Leibowitz, Robert Daino, James Doherty, Tyson Macdonald and Harris Damashek beneficially owns or exercises control or direction over less than 1% of each class of Acreage Shares, each of the foregoing payments, entitlements or benefits to which such individuals are or may be entitled do not constitute a “collateral benefit” for purposes of MI 61-101 and therefore their Acreage Shares will not need to be excluded from the minority approval of the Arrangement Resolution.

The Acreage Special Committee has determined that, for purposes of MI 61-101, the payments, entitlements or benefits to which Kevin Murphy will or may be entitled to receive pursuant to the Arrangement are classified as “collateral benefits” for purposes of MI 61-101. Since Kevin Murphy is a “related party” of Acreage and is receiving a collateral benefit, the Arrangement constitutes a “business combination” for purposes of MI 61-101. Kevin Murphy is also classified as an “interested party” and therefore, the Acreage Shares held by Mr. Murphy or under the control or direction of Mr. Murphy (including those entities which are “related parties” of Mr. Murphy and “joint actors” of Mr. Murphy, being Murphy Capital, LLC and The Kevin Murphy 2018 Annuity Trust (together with Mr. Murphy, the “Interested Parties”)) will not be counted for purposes of the tabulation of the “minority approval” of the Arrangement Resolution.

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Minority Approval Requirements

As a result of the foregoing analysis, the “minority approval” requirements of MI 61-101 will apply in connection with the Arrangement and, in addition to obtaining approval of the Arrangement Resolution of at least 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, approval will also be sought by a simple majority of the votes cast by the holders of Subordinate Voting Shares and Proportionate Voting Shares present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class, excluding the votes of the “interested parties”, “related parties of interested parties” and their “joint actors” whose votes may not be included in determining “minority approval” of a “business combination” under MI 61-101. The table below sets forth the votes of Interested Parties (or related parties of Interested Parties and joint actors) excluded for purposes of determining “minority approval” in accordance with MI 61-101:

	Acreage Shares Excluded from Voting
Name, Title	Subordinate Voting Shares	Proportionate Voting Shares		Multiple Voting Shares
Kevin P. Murphy, Director, Chief Executive Officer & President	-	113,102.31	(1)	168,000

Note:

(1) 16,250 of the Proportionate Voting Shares are registered in the name of Murphy Capital, LLC, an entity over which Mr. Murphy exercises direction or control, and 96,852.31 Proportionate Voting Shares are registered in the name of The Kevin Murphy 2018 Annuity Trust.

Formal Valuation Exemption

The Company’s securities are not listed or quoted on a specified market for purposes of MI 61-101. Section 4.4(1)(a) of MI 61-101 provides for an exemption from the formal valuation requirement of MI 61-101 where an issuer’s securities are not listed or quoted on a specified market.

To the knowledge of the directors and officers of the Company, after reasonable enquiry, there have been no prior valuations (as defined in MI 61-101) prepared in respect of the Company within the 24 months preceding the date of this Circular. Disclosure is also required for any bona fide prior offer for the Acreage Shares during the 24 months before entry into the Arrangement Agreement. There has not been any such offer during such 24 month period.

U.S. Securities Laws

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders. All holders of such securities are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. Securities Laws and to determine the U.S. conditions and restrictions applicable to trades in the Canopy Growth Shares issuable pursuant to the Acquisition or upon exercise of the Replacement Options or the Replacement Compensation Options. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Notice to Securityholders in the United States”.

Exemption from U.S. Registration

The Canopy Growth Shares, Replacement Options, Replacement RSUs and Replacement Compensation Options to be issued to Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders, respectively, under the Plan of Arrangement and on completion of the Acquisition have not been and are not expected to be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions provided in respect of the Securities Laws of states of the U.S. in which U.S. Holders reside. The Section 3(a)(10) Exemption exempts from registration a security that is issued in exchange for outstanding securities and other property where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all Persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by Law to grant such approval. The Court issued the Interim Order on May 17, 2019, and, subject to the approval of the Arrangement by the Shareholders, a hearing for a Final Order approving the Arrangement is currently expected to take place on June 21, 2019 at 9:45 a.m. (PDT) in Vancouver, British Columbia. All Shareholders, Acreage Optionholders, Acreage RSU Holders and Acreage Compensation Option Holders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted, constitute the basis for the Section 3(a)(10) Exemption with respect to the securities to be issued under the Arrangement and on completion of the Acquisition.

The Section 3(a)(10) Exemption will not be available for the Canopy Growth Shares that are issuable upon exercise of the Replacement Options, the Canopy Growth Shares that are issuable upon exercise of the Replacement Compensation Options and the Canopy Growth Shares that are issuable on the vesting of the Replacement RSUs. Therefore, the Canopy Growth Shares issuable upon the exercise of the Replacement Options and Replacement Compensation Options and the Canopy Growth Shares issuable on the vesting of the Replacement RSUs will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws or following registration under such Laws. Canopy Growth has no present intention to file a registration statement relating to the issuance of Canopy Growth Shares issuable upon exercise of the Replacement Options and Replacement Compensation Options or the Canopy Growth Shares issuable on the vesting of the Replacement RSUs and no assurance can be made that Canopy Growth will file or have taken effective steps to file, such registration statements in the future.

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The Canopy Growth Shares to be issued on completion of the Acquisition will be freely transferable under United States federal Securities Laws, except that the U.S. Securities Act imposes restrictions on the resale of Canopy Growth Shares received on completion of the Acquisition by Persons who are, become after consummation of the Acquisition or within 90 days of the Effective Time have been, “affiliates” of Canopy Growth.

As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer. “Control” means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise.

An “affiliate” of Canopy Growth is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Canopy Growth and may include certain executive officers and directors of Canopy Growth, as well as principal shareholders of Canopy Growth, directors or executive officers of Acreage who become directors or executive officers of Canopy Growth after the Acquisition, and any Person deemed to be an affiliate of Canopy Growth within 90 days before the closing of the Acquisition.

Any Shareholder who, after consummation of the Acquisition is an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) of Canopy Growth or was, at any time during the 90 days immediately before the resale of any Canopy Growth Shares received on completion of the Acquisition, an “affiliate” of Canopy Growth, may not resell such Canopy Growth Shares, unless such shares are registered under the U.S. Securities Act or an exemption from registration, such as the exemptions contained in Rule 144 and Rule 904 of Regulation S under the U.S. Securities Act, is available. This Circular does not cover resales of any Canopy Growth Shares received by any Person upon completion of the Acquisition, and no Person is authorized to make any use of this Circular in connection with any resale.

This Circular does not cover resales of any Canopy Growth Shares received by any Person upon completion of the Acquisition, and no Person is authorized to make any use of this Circular in connection with any resale.

Affiliates – Rule 144

In general, under Rule 144, Persons that are affiliates of Canopy Growth after consummation of the Acquisition or were affiliates of Canopy Growth within the 90 days immediately before the resale of the Canopy Growth Shares received on completion of the Acquisition will be entitled to sell such shares that they receive on completion of the Acquisition in the United States, provided that the number of such shares sold, together with all other shares of the same class sold for their account during any three-month period, does not exceed the greater of one percent of the then outstanding securities of such class or, if such shares are listed on a U.S. securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such shares during the four calendar week period preceding the date of sale, subject to aggregation rules, specified restrictions on manner of sale, reporting requirements, and the availability of current public information about the relevant issuer. Persons that are affiliates of Canopy Growth after the closing of the Acquisition will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Canopy Growth, and for 90 days thereafter.

Affiliates – Regulation S

In general, pursuant to Rule 904 of Regulation S under the U.S. Securities Act, Persons who are affiliates of Canopy Growth solely by virtue of their status as an officer or director of such company may sell Canopy Growth Shares outside the United States in an “offshore transaction” (which would include a sale through the TSX, if applicable) if neither the seller nor any Person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means, “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Pursuant to Rule 903 of Regulation S, certain additional restrictions are applicable to a holder of Canopy Growth Shares who is an affiliate of Canopy Growth after the Acquisition other than solely by virtue of his or her status as an officer or director of Canopy Growth.

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REGULATORY MATTERS

Other than the Acreage Shareholder Approval, the Canopy Growth Shareholder Approval, the Arrangement Regulatory Approvals and the Acquisition Regulatory Approvals, Acreage is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to implement the Arrangement or the Acquisition, as applicable. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Initial Effective Date or the Acquisition Effective Date or prevent the completion of the Arrangement or the Acquisition, as applicable. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Acreage currently anticipates that any such consents and approvals, other than the amendment of federal Laws in the United States to permit the general cultivation, distribution and possession of marijuana or the removal of the regulation of such activities from the federal Laws of the Unites States, that are determined to be required will have been obtained or otherwise resolved by the Initial Effective Date or the Acquisition Effective Date, as applicable. Subject to receipt of the Acreage Shareholder Approval at the Meeting, receipt of the Canopy Growth Shareholder Approval at the Canopy Growth Meeting, receipt of the Arrangement Regulatory Approvals and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Initial Effective Date is expected to occur at the end of June 2019.

HSR Approval

Under the HSR Act, certain transactions, including the Acquisition, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the Antitrust Division of the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the termination of that waiting period. If the FTC or DOJ issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

At some time after the Initial Effective Date but prior to completion of the Acquisition, Acreage and Canopy Growth will file a Notification and Report Form pursuant to the HSR Act. Acreage and Canopy Growth have agreed to use their respective commercially reasonable efforts to obtain and maintain all regulatory approvals required to complete the Acquisition. In furtherance of the foregoing, at an appropriate time prior to completion of the Acquisition, Acreage and Canopy Growth have agreed to prepare and file a Notification and Report Form pursuant to the HSR Act.

Stock Exchange Matters

The Subordinate Voting Shares are currently listed on the CSE under the symbol “ACRG.U”, are quoted on the OTCQX under the symbol “ACRGF” and are traded on the Open Market of the Frankfurt Stock Exchange under the symbol “0VZ”. It is a condition to the implementation of the Arrangement that Acreage will have obtained approval of the CSE in respect of the Arrangement. Following the Initial Effective Date, the Subordinate Voting Shares will remain listed on the CSE, the OTCQX and the Frankfurt Stock Exchange. Canopy Growth intends to have the Subordinate Voting Shares delisted from the CSE, the OTCQX and the Frankfurt Stock Exchange as promptly as possible following the Acquisition Effective Date.

The Canopy Growth Shares are currently listed and posted for trading on the TSX under the symbol “WEED” and on the NYSE under the symbol “CGC”. Subject to applicable Laws and any required approvals, Acreage and Canopy Growth have agreed to use their commercially reasonable efforts to cause the Canopy Growth Shares to be issued pursuant to the Acquisition to be listed on the TSX and the NYSE, or such other recognized stock exchange(s) on which the Canopy Growth Shares are listed, with effect promptly following the Acquisition Effective Time. It is a condition of completion of the Acquisition that Canopy Growth will have obtained conditional approval of the stock exchange(s) on which the Canopy Growth Shares are listed for the listing of the Canopy Growth Shares issuable: (i) to Shareholders under the Arrangement; (ii) upon exercise of Replacement Options, Replacement RSUs and Replacement Compensation Options; and (iii) upon exchange or redemption of High Street Units and USCo2 Shares, subject to customary listing conditions. As of the date of this Circular, Canopy Growth has received conditional approval of the TSX for the listing of such Canopy Growth Shares.

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DISSENTING SHAREHOLDERS’ RIGHTS

Registered Shareholders may exercise Dissent Rights with respect to the Arrangement Resolution pursuant to and in the manner set forth under Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, provided that, notwithstanding Section 242 of the BCBCA, the written objection to the Arrangement Resolution must be sent to the Company by holders who wish to dissent and be received by the Company not later than 5:00 p.m. (PDT) on the date that is two Business Days immediately prior to the Meeting or any date to which the Meeting may be postponed or adjourned.

Registered Shareholders who wish to dissent should take note that the procedures for dissenting to the Arrangement Resolution require strict compliance with the applicable dissent procedures.

Dissent Rights to the Arrangement Resolution for Registered Shareholders

As indicated in the Notice of Meeting, any Registered Shareholder is entitled to be paid the fair value of the Acreage Shares held by such holder in accordance with Section 245 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, if such holder properly exercises Dissent Rights and the Arrangement becomes effective.

Anyone who is a beneficial owner of Acreage Shares registered in the name of an Intermediary and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder who holds Acreage Shares as an Intermediary for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the notice should specify the number of Acreage Shares held by the Intermediary for such beneficial owner. A Dissenting Shareholder may dissent only with respect to all, but not less than all, of the Acreage Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

The following description of the dissent procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his or her Acreage Shares and is qualified in its entirety by reference to the full text of the Plan of Arrangement, the Interim Order and Sections 237 to 247 of the BCBCA, which are attached to this Circular as Appendices “C” and “D” and “F”, respectively. A Registered Shareholder who intends to exercise the Dissent Rights should carefully consider and strictly comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, and seek independent legal advice. Failure to comply strictly with the provisions of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein.

If, as of the Initial Effective Date, the aggregate number of Acreage Shares in respect of which Registered Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, exceeds 5% of the Acreage Shares then outstanding (assuming all securities convertible, exchangeable or exercisable into Acreage Shares, including the High Street Units, USCo2 Shares, Acreage Compensation Options, Acreage Options and Acreage RSUs have been converted, exchanged or exercised), Canopy Growth is entitled, in its discretion, not to implement the Arrangement. See “The Arrangement Agreement – Conditions for Implementation of the Arrangement – Conditions in Favour of Canopy Growth”.

Registered Shareholders who duly exercise Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Dissenting Shares, which fair value shall be the fair value of such shares as of the close of business on the last Business Day before the day on which the Arrangement is approved by Shareholders at the Meeting, shall be paid an amount equal to such fair value by Canopy Growth and such Dissenting Shares will be cancelled in accordance with the Plan of Arrangement; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Acreage Shares in respect of which they have exercised Dissent Rights shall be deemed to have participated in the Arrangement, as of the Initial Effective Time, on the same basis as a non-dissenting Shareholder and shall be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights,

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but in no case shall Canopy Growth, the Company or any other Person be required to recognize Shareholders who exercise Dissent Rights as Shareholders after the Initial Effective Time, and the names of such Shareholders who exercise Dissent Rights shall be removed from the register of shareholders as at the Initial Effective Time. There can be no assurance that a Dissenting Shareholder will receive consideration for its Acreage Shares of equal or greater value to the Consideration that such Dissenting Shareholder would have received under the Arrangement.

Sections 237 to 247 of the BCBCA

Section 238 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, provides that Registered Shareholders who dissent in respect of the Arrangement Resolution in compliance with Sections 237 to 247 of the BCBCA may require Acreage to pay such Dissenting Shareholder the fair value of such Acreage Shares.

The exercise of Dissent Rights does not deprive a Registered Shareholder of the right to vote at the Meeting. However, a Shareholder is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Acreage Shares beneficially held by such holder FOR the Arrangement Resolution. The execution or exercise of a proxy against the Arrangement Resolution does not constitute a written objection for purposes of the right to dissent under Section 238 of the BCBCA.

A Dissenting Shareholder must dissent with respect to all, but not less than all, of the Acreage Shares in which the holder owns a beneficial interest. A Registered Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to Acreage on the date that is two Business Days immediately prior to the Meeting, or any date to which the Meeting may be postponed or adjourned, and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Registered Shareholder to fully comply may result in the loss of that holder’s Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Acreage Shares to deliver the Notice of Dissent.

A vote against the Arrangement Resolution, whether in person or by proxy, or not voting on the Arrangement Resolution does not constitute a Notice of Dissent. Promptly after the Arrangement Resolution is approved by the Shareholders, the Company must send to each Dissenting Shareholder a notice that the Arrangement Resolution has been adopted, stating that the Company intends to act, or has acted, on the authority of the Arrangement Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed under Section 244 of the BCBCA.

If the Arrangement Resolution is approved by the Shareholders as required at the Meeting, and if Acreage notifies the Dissenting Shareholders of its intention to act upon the Arrangement Resolution, pursuant to Section 244 of the BCBCA, the Dissenting Shareholder is then required, within 30 days after receipt of such notice, to send to the Company or the Transfer Agent a signed written notice setting out the Dissenting Shareholder’s name, the number and class of Acreage Shares in respect of which the Dissenting Shareholder dissents and that the Dissent Right is being exercised in respect of all of the Dissenting Shareholder’s Acreage Shares. The written notice should contain any share certificate or certificates representing the Acreage Shares in respect of which the Dissenting Shareholder has exercised Dissent Rights (if any) and a demand for payment of the fair value of such Acreage Shares. A Dissenting Shareholder who fails to send to the Company or the Transfer Agent within the required periods of time the required notices or the certificates representing the Acreage Shares in respect of which the Dissenting Shareholder has dissented may forfeit its Dissent Rights. Upon delivery of these documents, the Dissenting Shareholder is deemed to have sold its Acreage Shares and Canopy Growth must comply with Section 245 of the BCBCA.

The Dissenting Shareholder and Canopy Growth may agree on the fair value of the Dissenting Shares immediately before the passing of the Arrangement Resolution (the “Payout Value”); otherwise, either party may apply to the Court to determine the Payout Value, and the Court may determine the Payout Value, or order that the Payout Value be established by arbitration or by reference to the registrar or a referee of the Court. If the Arrangement becomes effective and the Dissenting Shareholder has complied with Section 244, after a determination of the Payout Value of the Dissenting Shares, Canopy Growth must then promptly pay that amount to the Dissenting Shareholder.

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Addresses for Notice

All notices to the Company of dissent to the Arrangement Resolution pursuant to Section 242 of the BCBCA should be addressed to the attention of the Corporate Secretary of the Company and be sent not later than 5:00 p.m. (PDT) on the date that is two Business Days immediately prior to the Meeting, or any date to which the Meeting may be postponed or adjourned, to:

Acreage Holdings, Inc.

c/o DLA Piper (Canada) LLP

1 First Canadian Place

100 King St. W., Suite 6000

Toronto, ON

M5X 1E2

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder under Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, and reference should be made to the specific provisions of Sections 237 to 247 of the BCBCA, the Plan of Arrangement and the Interim Order. The BCBCA requires strict adherence to the procedures regarding the exercise of rights established therein. The failure to adhere to such procedures may result in the loss of all rights of dissent. Accordingly, each Registered Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, the Plan of Arrangement and the Interim Order and consult a legal advisor. A copy of Sections 237 to 247 of the BCBCA is set out in Appendix “F” to this Circular and a copy of the Plan of Arrangement and the Interim Order are set out in Appendices “C” and “D”, respectively, to this Circular.

The Company suggests that any Registered Shareholders wishing to avail himself or herself of the Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA and the Interim Order, Final Order and Plan of Arrangement may prejudice the availability of such Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

RISK FACTORS

Shareholders should carefully consider the following risk factors before deciding to vote or instruct their vote to be cast to approve the Arrangement Resolution. In addition to the risk factors set out below, Shareholders should also carefully consider the risk factors applicable to the Company set out in the Company’s annual information form dated April 24, 2019 (the “Acreage AIF”) under the heading “Risk Factors”, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com, and the risk factors applicable to Canopy Growth referred to in Appendix “I” to this Circular.

The following risk factors are not an exhaustive list of all of the risk factors associated with the Arrangement and the Acquisition. Additional risks and uncertainties, including those currently unknown or considered immaterial by the Company and Canopy Growth, may also adversely affect the Acreage Shares, Canopy Growth Shares and the businesses of the Company or Canopy Growth following completion of the Acquisition. All of the risk factors described in this Circular and incorporated by reference in this Circular should be considered by Shareholders in conjunction with the other information included in this Circular, including the appendices hereto.

Risks Related to Acreage’s Business

Substantially all of Acreage’s revenue is derived from U.S. Cannabis operations. While Acreage’s cannabis operations are believed to be compliant with applicable state and local U.S. law, cannabis is illegal under U.S. federal law. For more information about risks related to U.S. cannabis operations, see the Acreage AIF filed under Acreage’s profile on SEDAR at www.sedar.ca and incorporated by reference herein.Risks Related to the Arrangement

The Company could fail to receive the necessary court and/or regulatory approval

The occurrence of the Initial Effective Time is subject to certain conditions, including, among other things, approval of the Arrangement Resolution by Shareholders, approval of the Canopy Growth Shareholder Resolution by Canopy Growth Shareholders and receipt of the Arrangement Regulatory Approvals. Acreage and Canopy Growth have not yet obtained certain Arrangement Regulatory Approvals, all of which are required in advance of the Initial Effective Time. The regulatory approval processes may take a lengthy period of time to complete, which could delay the Initial Effective Time. In addition, the Initial Effective Time is conditional on, among other things, no action or circumstance occurring that would result in an Acreage Material Adverse Effect or a Canopy Growth Material Adverse Effect.

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Certain of these conditions are outside of the control of Acreage. There can be no certainty, nor can Acreage provide any assurance, that all conditions precedent will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Subordinate Voting Shares may be materially adversely affected. In such events, Acreage’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that Acreage would remain liable for costs relating to the Arrangement.

The Company could fail to implement the Arrangement or the Acquisition may be completed on different terms

There can be no assurance that the Arrangement will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Arrangement Agreement. The completion of the Arrangement is subject to the satisfaction of a number of conditions which include, among others, (i) obtaining necessary approvals, and (ii) performance by the Company and Canopy Growth of their respective obligations and covenants in the Arrangement Agreement. If these conditions are not met or the Arrangement is not completed for any other reason, Shareholders will not receive the Aggregate Option Premium.

In addition, if the Arrangement is not completed the ongoing business of the Company may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Arrangement, and the Company could experience negative reactions from the financial markets, which could cause a decrease in the market price of the Subordinate Voting Shares, particularly if the market price reflects market assumptions that the Arrangement will be completed or completed on certain terms. The Company may also experience negative reactions from its customers and employees and there could be negative impact on the Company’s ability to attract future acquisition opportunities. Failure to complete the Arrangement or a change in the terms of the Arrangement could each have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company will incur substantial transaction-related costs in connection with the Arrangement

Acreage and Canopy Growth have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by Acreage during the course of the Acquisition Interim Period and following completion of the Acquisition. If the Arrangement is not completed, Acreage will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on Acreage’s future results of operations, cash flows and financial condition.

Prior to the Initial Effective Time, the Company is restricted from taking certain actions

The Arrangement Agreement restricts the Company from taking specified actions prior to the Initial Effective Time without the consent of Canopy Growth which may adversely affect the ability of the Company to execute certain business strategies. These restrictions may prevent the Company from pursuing certain business opportunities that may arise prior to the Initial Effective Time.

The pending Arrangement may divert the attention of the Company’s management

The pending Arrangement could cause the attention of the Company’s management to be diverted from the day-to-day operations. Such diversions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, operating results or prospects of the Company regardless of whether the Arrangement is ultimately completed.

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The amount of the Aggregate Option Premium received may fluctuate

The amount of the Aggregate Option Premium that each Acreage Holder will be entitled to receive on the Initial Effective Date will fluctuate based on any further issuances  of Acreage Shares, High Street Units and USCo2 Shares, including with respect to issuances relating to strategic acquisitions or investments previously announced by Acreage or new acquisitions that Acreage may complete prior to the Initial Effective Date.

The Termination Fee and the terms of the Voting and Support Agreements may discourage other parties from attempting to acquire the Company

Under the Arrangement Agreement, the Company is required to pay the Termination Fee the event the Arrangement Agreement is terminated in certain circumstances. If the Termination Fee is ultimately required to be paid by Acreage, the payment of this fee will have a significant adverse impact on the financial results of Acreage in the fiscal quarter in which such payment is paid. The Company’s obligation to pay the Termination Fee may discourage other parties from attempting to acquire the Acreage Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement.

Furthermore, certain shareholders have entered into Voting and Support Agreements which commits them to, among other things: (i) vote their Company Shares in favour of the Arrangement and not in favour of any Acquisition Proposal; and (ii) support an Alternative Transaction. As a result, the Voting and Support Agreements may discourage other parties from attempting to acquire the Acreage Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement.

Deadline to Complete the Arrangement

Either Canopy Growth or Acreage may terminate the Arrangement Agreement if the Arrangement has not been completed by the Effective Time Outside Date and the Parties do not mutually agree to extend the Effective Time Outside Date in the Arrangement Agreement.

Securities Class Actions and Derivative Lawsuits

Acreage and Canopy Growth may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Acreage and Canopy Growth seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Acreage and Canopy Growth. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and Law enforcement officials or in legal claims or otherwise negatively impact the ability of Acreage to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Acreage’s business, financial condition and results of operations.

Interests of Directors and Officers

In considering the recommendation of the Acreage Board to vote for of the Arrangement Resolution, Shareholders should be aware that certain officers and directors have certain interests in connection with the Arrangement that differ from, or are in addition to, those of Canopy Shareholders generally and may present them with actual or potential conflicts of interest in connection with the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

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Financial Projections

The Acreage Board considered, among other things, certain projections, prepared by Acreage management, with respect to each of Canopy Growth (the “Canopy Growth Projections”) and Acreage (the “Acreage Projections”, together with the Canopy Growth Projections, the “Projections”). All such Projections are based on assumptions and information available at the time such projections were prepared. Acreage does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond Acreage’s and Canopy Growth’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Acreage and Canopy Growth, including the factors described in this “Risk Factors” section and under “Cautionary Statement Regarding Forward-Looking Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected.

The Projections were prepared by Acreage management for internal use and to, among other things, assist Acreage in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither the Company's independent auditor, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

Due Diligence

While Acreage conducted due diligence with respect to entering into the Arrangement Agreement with Canopy Growth, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Canopy Growth for which Acreage is not permitted to terminate the Arrangement Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect Acreage’s financial performance and results of operations. It is currently anticipated that the Arrangement will be accretive; however, the outcome of such a transaction may be materially different, particularly given the potential time between the Initial Effective Time and the Acquisition Effective Time. Acreage could encounter additional transaction and enforcement-related costs and may fail to realize all of the potential benefits from the Arrangement Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on Acreage’s business, financial condition and results of operations.

Tax Deferral Treatment

Canopy Growth and Acreage intend that, for U.S. federal income tax purposes, the payment of the Option Premium to Shareholders for the right of Canopy Growth to acquire Acreage Shares will not be includible in income upon receipt. There is no assurance that the IRS will agree with this position or that a court would not sustain any challenge of this position by the IRS in the event of litigation.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code or fails to meet the Section 367 Requirements, Shareholders may be required to pay substantial U.S. federal income taxes.

Although Canopy Growth and Acreage intend that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (and meets the Section 367 Requirements), it is possible that the IRS may assert that the Merger fails to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the Merger were to fail to qualify as a “reorganization” or fails to meet the Section 367 Requirements, each U.S. Holder of Acreage Shares would recognize a gain or loss with respect to all such U.S. Holder’s Acreage Shares based on the difference between (i) the amount of Option Premium received (reduced by any Option Premium previously included in income) plus the fair market value of the Canopy Growth Shares received and (ii) that U.S. Holder’s tax basis in his Acreage Shares. For additional information, see the section entitled “Certain United States Federal Income Tax Considerations”.

Special rules apply to Non-U.S. Holders based on their particular circumstances. There is a risk that such holders could be subjected to U.S. federal income tax under certain circumstances as a result of the Plan of Arrangement. For additional information, see the section entitled “Certain United States Federal Income Tax Considerations – Non-U.S. Holders Generally”.

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Risks Related to the Acquisition

Canopy Growth could fail to complete the Acquisition or the Acquisition may be completed on different terms

There can be no assurance that the Acquisition will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Arrangement Agreement. The completion of the Acquisition is subject to the satisfaction of a number of conditions which include, among others, (i) obtaining necessary approvals, including the Acquisition Regulatory Approvals, (ii) performance by Acreage and Canopy Growth of their respective obligations and covenants in the Arrangement Agreement, and (iii) cannabis production, distribution and sale becoming legal under United States federal Law, or being removed from regulation under such Law. If these conditions are not fulfilled or waived or the Acquisition is not completed for any other reason, Shareholders will not receive the Consideration Shares. Certain of these conditions, including the occurrence of the Triggering Event Date, are outside of the control of Acreage. There can be no certainty, nor can Acreage provide any assurance, that all conditions precedent will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Acquisition may not be completed.

In addition, if the Acquisition is not completed the ongoing business of Acreage may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Acquisition, and Acreage could experience negative reactions from the financial markets, which could cause a decrease in the market price of the Subordinate Voting Shares, particularly if the market price reflects market assumptions that the Acquisition will be completed or completed on certain terms. Acreage may also experience negative reactions from its customers and employees and there could be negative impact on Acreage’s ability to attract future acquisition opportunities. Failure to complete the Acquisition or a change in the terms of the Acquisition could each have a material adverse effect on Acreage’s business, financial condition and results of operations.

Risks Associated with a Fixed Exchange Ratio

Shareholders will receive a fixed number of Canopy Growth Shares, subject to adjustment, upon closing of the Acquisition, rather than Canopy Growth Shares with a fixed market value. Because the number of Canopy Growth Shares to be received in respect of each Acreage Share under the Arrangement will not be adjusted to reflect any change in the market value of the Canopy Growth Shares between the Announcement Date and the Acquisition Effective Date, the market value of Canopy Growth Shares received upon closing of the Acquisition may vary significantly from the market value at the Announcement Date. If the market price of the Canopy Growth Shares increases or decreases, the value of the Canopy Growth Shares that Shareholders will receive pursuant to the Acquisition will correspondingly increase or decrease. There can be no assurance that the market price of the Canopy Growth Shares at the Acquisition Effective Date will not be lower than the market price of such shares on the Announcement Date.

In addition, the number of Canopy Growth Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of the Acreage Shares. Many of the factors that affect the market price of the Canopy Growth Shares and the Acreage Shares are beyond the control of Canopy Growth and Acreage, respectively. These factors include, but are not limited to, changes in market perceptions of the cannabis industry, changes in the regulatory environment, adverse political developments and prevailing conditions in the capital markets.

In the event that the market value of the Canopy Growth Shares decreases subsequent to the Announcement Date and prior to the Acquisition Effective Date, this may have a negative impact on the value that Shareholders will realize on the Acquisition; for example, set out below are a range of potential transaction values of the trading price if Canopy Growth Shares subsequently declines:

Trading Price of Canopy Growth Shares	Exchange Ratio Component	Option Premium Component(1)	Implied Price per Subordinate Voting Share	Transaction Value(1)(2)
US$45.00	US$26.18	US$2.51	US$28.69	US$3.7121 billion
	US$26.18	US$2.63	US$28.81	US$3.7275 billion
US$40.00	US$23.27	US$2.51	US$25.78	US$3,3357 billion
	US$23.27	US$2.63	US$25.90	US$3.3510 billion
US$35.00	US$20.36	US$2.51	US$22.87	US$2.9594 billion
	US$20.36	US$2.63	US$22.99	US$2.9745 billion
US$30.00	US$17.45	US$2.51	US$19.96	US$2.5830 billion
	US$17.45	US$2.63	US$20.08	US$2.5980 billion
US$25.00	US$14.55	US$2.51	US$17.06	US$2.2066 billion
	US$14.55	US$2.63	US$17.18	US$2.2228 billion

Notes:

(1) Based on the number of issued and outstanding Acreage Shares (converted to Subordinate Voting Shares), High Street Units and USCo2 Shares as at the close of business on May 16, 2019.

(2) Fully diluted basis, based on the number of issued and outstanding Subordinate Voting Shares on a fully diluted and an as converted to Subordinate Voting Share basis as at the close of business on May 16, 2019.

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Market Overhang Risk

On completion of the Acquisition, a significant number of additional Canopy Growth Shares will be issued and available for trading in the public market. The increase in the number of Canopy Growth Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Canopy Growth Shares.

Acreage will incur substantial transaction-related costs in connection with the Acquisition

Acreage expects to incur a number of non-recurring transaction-related costs associated with completing the Acquisition which will be incurred whether or not the Acquisition is completed. Such costs may offset any expected cost savings and other synergies from the Acquisition.  In addition, during the Acquisition Interim Period, the Company expects to incur a number of recurring transaction-related costs in connection with monitoring its ongoing compliance with the Arrangement Agreement.

During the Acquisition Interim Period, Acreage is restricted from taking certain actions

The Arrangement Agreement restricts Acreage from taking specified actions during the Acquisition Interim Period, including, without limiting the generality of the foregoing, incurring debt or issuing additional Acreage Shares beyond permitted levels, without the consent of Canopy Growth which may adversely affect the ability of Acreage to execute certain business strategies. These restrictions may prevent Acreage from pursuing certain business opportunities that may arise prior to the Acquisition Effective Time.

The Consideration Shares to be received by Shareholders as a result of the Acquisition will have different rights from the Acreage Shares

Following completion of the Acquisition, Shareholders will no longer be shareholders of Acreage, a company governed by the BCBCA, but will instead be shareholders of Canopy Growth, a corporation governed by the CBCA. There may be important differences between the current rights of Shareholders and the rights to which such shareholders will be entitled as shareholders of Canopy Growth under the CBCA and Canopy Growth’s constating documents.  Shareholder rights under the CBCA are in many instances comparable to those under the BCBCA; however, there are several differences. See Appendix “L” – Comparison of Shareholder Rights under the BCBCA and CBCA for a comparison of certain of these rights. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the effects of the Acquisition on such Shareholders’ rights.

Acreage and Canopy Growth may not integrate successfully

The Acquisition will involve the integration of companies that previously operated independently. As a result, the Acquisition will present challenges to Canopy Growth’s management, including the integration of the operations, systems and personnel, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees. The difficulties management encounters in the transition and integration process could have an adverse effect on the revenues, level of expenses and operating results of Canopy Growth following completion of the Acquisition. If actual results are less favourable than Acreage and Canopy Growth currently estimate, the business, results of operations, financial condition and liquidity of Canopy Growth could be materially adversely impacted.

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The ability to realize the benefits of the Acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Canopy Growth’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Acreage’s and Canopy Growth’s businesses following completion of the Acquisition.

Operational and strategic decisions and staffing decisions have not yet been made. These decisions and the integration of Acreage into Canopy Growth’s global operations will present challenges to management, including the integration of systems and personnel, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Canopy Growth after completion of the Acquisition could be adversely affected if Canopy Growth cannot retain key employees to assist in the integration and ongoing operations. As a result of these factors, it is possible that the cost reductions and synergies expected will not be realized.

This integration will require the dedication of substantial management effort, time and resources, which may divert Canopy Growth’s management’s focus and resources from other strategic opportunities following completion of the Acquisition and from operational matters during this process. The amount and timing of the synergies the Parties hope to realize may not occur as planned. In addition, the integration process may result in the disruption of ongoing business that may adversely affect the ability of Canopy Growth to achieve the anticipated benefits of the Acquisition.

Canopy Growth may issue additional equity securities

Canopy Growth may issue equity securities to finance its activities, including in order to finance acquisitions. If Canopy Growth issues additional equity securities, whether prior to or following the Acquisition, the ownership interest of existing Shareholders in Canopy Growth may be diluted and some or all of Canopy Growth’s financial measures on a per share basis could be reduced. Moreover, if the intention to issue additional equity securities becomes publicly known, Canopy Growth’s share price may be materially adversely affected.

The Acquisition will affect the rights of the Shareholders

Following the completion of the Acquisition, Shareholders will no longer have an interest in Acreage, its assets, revenues or profits. In the event that the actual value of Acreage’s assets or business as at the Acquisition Effective Date, exceeds the implied value of Acreage under the Arrangement, Shareholders will not be entitled to additional consideration for their Acreage Shares.

Adverse U.S. federal income tax consequences if the Acquisition does not qualify as a tax-deferred transaction

If the Acquisition does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code or fails to meet the Section 367 Requirements, Shareholders may be required to pay substantial U.S. federal income taxes.

Although Canopy Growth and Acreage intend that the Acquisition will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (and meets the Section 367 Requirements) based on applicable Law in effect as of the date hereof, it is possible that the IRS may assert that the Acquisition fails to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason (including a change in Law) the Acquisition were to fail to qualify as a “reorganization” or fails to meet the Section 367 Requirements and as a result is a taxable transaction for U.S. federal income tax purposes, each U.S. Holder that exchanges its Acreage Shares for Canopy Growth Shares in the Merger should recognize gain or loss in an amount equal to the difference between (i) the amount of Option Premium received by such U.S. Holder (reduced by any Option Premium previously included in income) plus the fair market value of the Canopy Growth Shares received and (ii) such U.S. Holder’s tax basis in his Acreage Shares. For additional information, see the section entitled “Certain United States Federal Income Tax Considerations”.

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Special rules apply to Non-U.S. Holders based on their particular circumstances. There is a risk that such Non-U.S. Holders could be subjected to U.S. federal income tax under certain circumstances as a result of the Acquisition failing to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (and meet the Section 367 Requirements). For additional information, see the section entitled “Certain United States Federal Income Tax Considerations – Non-U.S. Holders Generally”.

The Exchange Ratio may be decreased in certain instances

There is a fixed maximum number of Canopy Shares to be issued in connection with the Acquisition. In addition, in the event that Acreage issues more than the Canopy Growth Approved Share Threshold or if Acreage is required to make a Payout, the Exchange Ratio will be automatically reduced. Any such reduction of the Exchange Ratio will result in the Acreage Holders receiving fewer Canopy Shares upon completion of the Acquisition.

Risks related to the early termination of the License Agreement

As a condition to the implementation of the Arrangement, Acreage, Canopy Growth, TS Brandco and Tweed will enter into the License Agreement, granting Acreage access to certain award-winning brands along with other Intellectual Property. The License Agreement may be terminated by Canopy Growth prior to its completion in certain circumstances, both with or without prior notice. In the event of early termination of the License Agreement, Acreage will not receive the full anticipated benefits thereunder and may incur additional costs in order to cease its use of the Intellectual Property.

Canopy Growth may be acquired during the Acquisition Interim Period

In the event of a Canopy Growth Change of Control during the Acquisition Interim Period, Acreage Holders will not be entitled to vote or exercise any dissent rights in connection with such proposed acquisition, however, all such Acreage Holders will be bound by the terms of any such acquisition if approved. Accordingly, in the event of the exercise or deemed exercise of the Canopy Growth Call Option following a successful Canopy Growth Change of Control, it is anticipated that Acreage Holders would receive securities of the entity resulting from such Canopy Growth Change of Control. The projected synergies and anticipated benefits of being acquired by Canopy Growth may not be realized if Acreage is acquired in turn by a third-party purchaser or successor entity, as applicable, following a successful Canopy Growth Change of Control. Acreage and such third-party purchaser or successor entity may not successfully integrate. If actual results are less favourable than Acreage and Canopy Growth currently estimate, the business, results of operations, financial condition and liquidity of any such third-party purchaser or successor entity, as applicable, could be materially adversely impacted.

Risks Relating to Canopy Growth Following Completion of the Acquisition

Please refer to Appendix “J” – Information Concerning Canopy Growth Following Completion of the Acquisition for additional risks with respect to the business and affairs of Canopy Growth following completion of the Acquisition.

INFORMATION CONCERNING ACREAGE

Documents Incorporated by Reference

Information in respect of Acreage and its Subsidiaries has been incorporated by reference in this Circular from documents filed with the securities commissions or similar regulatory authorities in Canada and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary’s office of Acreage Holdings, Inc. at 366 Madison Avenue, 11th Floor, New York, New York, 10017, telephone: 646-600-9181, email: corporatesecretary@acreageholdings.com. These documents are also available on SEDAR at www.sedar.com.

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The following documents, filed by Acreage with the securities commissions or similar authorities in Canada and the U.S., are specifically incorporated by reference into and form an integral part of this Circular:

•	the management information circular of the Company dated March 25, 2019, in connection with the Company’s annual general and special meeting to be held on May 7, 2019;

•	the Acreage AIF;

•	the Company’s audited consolidated financial statements as at and for the financial years ended December 31, 2018 and December 31, 2017, and related notes thereto, together with the independent auditors’ report thereon;

•	the Company’s management’s discussion and analysis for the financial year ended December 31, 2018;

•	the management information circular of Applied Inventions dated October 5, 2018, as amended, prepared in connection with an annual and special meeting of shareholders of Applied Inventions held on November 6, 2018;

•	the Arrangement Agreement; and

•	the material change report of the Company dated April 29, 2019 in respect of the execution by the Company of the Arrangement Agreement.

Any documents of the type described in Section 11.1 of Form 44-101F1 of NI 44-101 filed by Acreage with a securities commission or any similar authority in Canada or the U.S. after the date of this Circular and prior to the Initial Effective Date are deemed to be incorporated by reference in this Circular. In addition, to the extent that any document or information incorporated by reference in this Circular is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in this Circular (in the case of a report on Form 6-K, if and to the extent expressly provided therein). Acreage’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC’s website at www.sec.gov.

In accordance with Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities issued by the Canadian Securities Administrators on February 8, 2018, a discussion of the federal and state-level regulatory regimes in those jurisdictions in which Acreage was then involved through its Subsidiaries can be found in Acreage’s listing statement dated November 14, 2018, supplemented by the Acreage AIF, which is available under Acreage’s profile on SEDAR at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

Overview

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management services agreements with license holders to assist in operations of cannabis facilities in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, an expected market of more than $17 billion in legal cannabis sales by 2022, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage’s national retail store brand, The Botanist, debuted in 2018.

Further information relating to Acreage is contained in the Acreage AIF and other documents of Acreage, which are incorporated by reference into this Circular, and are available under the Company’s profile on SEDAR at www.sedar.com. See “Documents Incorporated by Reference”.

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Consolidated Capitalization

From December 31, 2018, the date of the Company’s most recently filed consolidated financial statements, to the Record Date, there have been no material changes to the Company’s share and loan capitalization on a consolidated basis, other than the issuance of an aggregate of 28,169,453 Subordinate Voting Shares on conversion of 704,236.3199 Proportionate Voting Shares and the issuance of an aggregate of 650,174 Subordinate Voting Shares on conversion of 507,271 USCo2 Shares and 142,903 High Street Units, and the issuances relating to strategic acquisitions or investments of High Street. The Company issued 5,942 Subordinate Voting Shares, 1,492.575 Proportionate Voting Shares and 135 USCo2 Shares in satisfaction for payment-in-kind interest relating to High Street convertible notes that converted to equity in connection with the RTO. The Company also issued 82,000 Subordinate Voting Shares in connection with an employee departure and issued 199,523 in connection with settling vested RSUs.

Prior Sales

In the 12 month period prior to the date of this Circular, Acreage issued the following securities:

Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security (US$)	Number of Securities Issued/Granted	Type of Securities Issued/ Granted
11/14/2018	25.00	21,443,042	Subordinate Voting Shares
11/14/2018	25.00	1,445,887.4	Proportionate Voting Shares
11/14/2018	25.00	168,000	Multiple Voting Shares
11/14/2018	25.00	2,100,604	Warrants
11/14/2018	25.00	4,124,500	Acreage Options
11/14/2018	25.00	157,512	Acreage Compensation Options
11/14/2018	25.00	2,023,000	Acreage RSUs
12/12/2018	17.31	105,000	Acreage RSUs
12/12/2019	25.00	420,000	Acreage Options
12/20/2018	12.80	28,000	Subordinate Voting Shares
1/22/2019	23.38	79,800	Acreage RSUs
1/22/2019	25.00	357,700	Acreage Options
2/4/2019	N/A	50,322	Subordinate Voting Shares(1)
2/5/2019	N/A	15,085	Subordinate Voting Shares(1)
2/12/2019	N/A	30,170	Subordinate Voting Shares(1)
2/13/2019	6.20	5,942	Subordinate Voting Shares
2/13/2019	6.20	1,492.575	Proportionate Voting Shares
2/21/2019	12.80	268,548	Subordinate Voting Shares
2/21/2019	18.70	211,131	Subordinate Voting Shares
3/6/2019	N/A	250,000	Subordinate Voting Shares(1)
3/12/2019	17.98	52,500	Acreage RSUs
3/15/2019	N/A	190,403	Subordinate Voting Shares(2)
3/20/2019	N/A	130,000	Subordinate Voting Shares(1)
3/21/2019	N/A	24,194	Subordinate Voting Shares(1)
3/25/2019	22.00	12,000	Subordinate Voting Shares
3/26/2019	N/A	142,903	Subordinate Voting Shares(1)
4/16/2019	20.45	6,287,263	Subordinate Voting Shares
4/22/2019	N/A	7,500	Subordinate Voting Shares(1)
4/22/2019	6.20	101,389	Subordinate Voting Shares
4/30/2019	25.00	4,000	Warrants
5/9/2019	N/A	9,120	Subordinate Voting Shares(2)
5/13/2019	18.75	82,000	Subordinate Voting Shares

Notes:

(1) Issued upon the exchange of High Street Units or USCo2 Shares.

(2) Issued upon the vesting of Acreage RSUs.

In the 12 month period prior to the date of this Circular, Applied Inventions issued the following securities:

Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security (C$)	Number of Securities Issued/Granted	Type of Securities Issued/Granted
10/5/2018	0.05	750,000	Subordinate Voting Shares
10/15/2018	0.06	2,300,000	Subordinate Voting Shares
10/15/2018	0.05	2,300,000	Subordinate Voting Shares

In the 12 month period prior to the date of this Circular, High Street issued the following securities convertible or exchangeable into Acreage Shares:

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Date of Issuance/Grant of Security	Price Per Security/Exercise Price per Security (US$)	Number of Securities Issued/Granted	Type of Securities Issued/Granted
5/18/2018	6.20	5,079	High Street Units
5/25/2018	6.20	1,806,451	High Street Units
5/31/2018	6.20	500,000	High Street Units
6/20/2018	6.20	40,322	High Street Units
6/24/2018	6.20	403,266	High Street Units
7/1/2018	6.20	3,394,466	High Street Units
7/2/2018	6.20	671,371	High Street Units
7/3/2018	6.20	2,413,568	High Street Units
7/3/2018	6.20	161,290	High Street Units
7/18/2018	6.20	14,113	High Street Units
8/2/2018	6.20	19,352,143	High Street Units
8/6/2018	6.20	241,935	High Street Units
8/7/2018	6.20	13,440	High Street Units
8/15/2018	6.20	127,362	High Street Units
8/15/2018	6.20	45,309	High Street Units
8/15/2018	6.20	3,479,820	High Street Units
8/16/2018	6.20	214,839	High Street Units
8/31/2018	6.20	7,225	High Street Units
8/31/2018	6.20	100,806	High Street Units
9/13/2018	6.20	1,148,630	High Street Units
9/19/2018	6.20	96,774	High Street Units
9/21/2018	6.20	6,612	High Street Units
9/21/2018	6.20	3,225	High Street Units
9/21/2018	6.20	4,556	High Street Units
9/21/2018	6.20	9,036	High Street Units
9/21/2018	6.20	4,435	High Street Units
9/21/2018	6.20	82,233	High Street Units
9/21/2018	6.20	52,436	High Street Units
9/28/2018	6.20	161,290	High Street Units
9/28/2018	6.20	161,290	High Street Units
9/28/2018	6.20	161,290	High Street Units
9/28/2018	6.20	161,290	High Street Units
10/15/2018	6.20	8,065	High Street Units
10/31/2018	6.20	40,322	High Street Units
10/31/2018	6.20	40,322	High Street Units
11/8/2018	6.20	419,355	High Street Units
11/8/2018	6.20	555,776	High Street Units
11/13/2018	6.20	128,731	High Street Units
1/4/2019	20.20	198,019	High Street Units
2/13/2019	6.20	135	USCo2 Shares
3/15/2019	N/A	625,000	Profit Interests

Prior Purchases of Securities

Acreage has not purchased any of its securities during the 12 months prior to the date of this Circular.

Price Ranges and Trading Volumes

The Subordinate Voting Shares are listed on the CSE under the symbol “ACRG.U”, quoted on the OTCQX under the symbol “ACRGF” and traded on the Frankfurt Stock Exchange under the symbol “0VZ”. The shares of Applied Inventions were not listed or posted for trading on any stock exchange prior to completion of the RTO.

The following table sets out trading information for the Subordinate Voting Shares on the CSE from November 15, 2018 (the date of their initial trading) up to the close of business on May 16, 2019.

Period	Price Range (US$)[1]		Volume (#)
	High	Low
November 15 – 30, 2018	26.90	18.00	3,242,550
December 2018	22.75	11.99	3,127,030
January 2019	25.08	16.90	1,963,300
February 2019	24.75	18.49	2,710,990
March 2019	23.20	16.01	3,675,030
April 2019	28.30	19.59	4,660,760
May 1 - 16, 2019	24.22	18.55	1,922,770

Note:

(1) Source: TMX Money

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The closing price of the Subordinate Voting Shares on the CSE on April 17, 2019, the last trading day prior to the Announcement Date, was $22.49. The table above provides trading details regarding trades in the Subordinate Voting Shares made through the facilities of the CSE and is not indicative of any trades of the Subordinate Voting Shares made through any platform or exchange other than the CSE.

Following the Initial Effective Date, the Subordinate Voting Shares will remain listed on the CSE and the OTCQX and continue trading on the Frankfurt Stock Exchange. If the Acquisition is completed, all of the Subordinate Voting Shares will be owned by Canopy Growth and will be de-listed from the CSE, the OTCQX and the Frankfurt Stock Exchange as promptly as possible following the Acquisition Effective Date.

Ownership of Securities

The table below outlines, as at the date of this Circular, the number of Acreage Shares, Acreage Options, Acreage RSUs and High Street Units owned or controlled, directly or indirectly, by each of the directors and officers of Acreage, and each associate or affiliate of an insider of Acreage, each associate or affiliate of Acreage, each insider of Acreage (other than the directors or officers), and each Person acting jointly or in concert with Acreage:

Name, Title	Subordinate Voting Shares	Proportionate Voting Shares	Multiple Voting Shares	Acreage Options	Acreage RSUs	High Street Units
John Boehner, Director(1)	-	-	-	-	-	625,000
William F. Weld, Director(1)	-	-	-	-	-	625,000
Kevin P. Murphy, Director, Chief Executive Officer & President(1)(2)	-	113,102.31	168,000	540,000	-	15,957,908
Larissa Herda, Director(1)	-	-	-	160,000	40,000	-
Douglas Maine, Director(1)	-	-	-	160,000	40,000	-
Brian Mulroney, Director(1)	-	-	-	280,000	210,000	-
William C. Van Faasen, Director(1)	8,000	4,973.2	-	160,000	40,000	-
Glen Leibowitz, Chief Financial Officer(1)(2)	-	-	-	240,000	-	375,000
Robert Daino, Chief Operating Officer(1)(2)	-	-	-	240,000	600,000	-
James Doherty, General Counsel & Secretary(1)(2)	15,900	-	-	240,000	80,000	250,000
Harris Damashek, Chief Marketing Officer(1)(2)	-	1,209.675	-	240,000	-	200,000

Notes:

(1) Excludes the proposed grant of 43,159, 43,159, 77,686, 28,773, 28,773, 70,493, 28,773, 86,318, 77,686, 34,527 and 62,149 Acreage RSUs to John Boehner, William Weld, Kevin P. Murphy, Larissa Herda, Douglas Maine, Brian Mulroney, William Van Faasen, Glen Leibowitz, Robert Daino, James Doherty and Harris Damashek, respectively, pursuant to the Make-Whole Grant. See “Securities Law Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

(2) Excludes the proposed grant of 981,836 Acreage RSUs pursuant to the Lockup and Incentive Agreements upon approval of the Arrangement. See “Transaction Agreements – Lockup and Incentive Agreements”.

Intentions With Respect to the Arrangement

Each director and senior officer of Acreage executed a Voting and Support Agreement and has agreed, subject to the terms and conditions of their respective Voting and Support Agreements, to vote all of the Acreage Shares held by him or her in favour of the Arrangement Resolution. See “Transaction Agreements – The Voting and Support Agreements”.

Commitments to Acquire Securities of Acreage

To the knowledge of the directors and officers of Acreage and except as publicly disclosed or otherwise described in this Circular, there are no agreements, commitments or understandings between Acreage and any of its directors, officers or insiders, to acquire securities of Acreage.

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Material Changes

To the knowledge of the directors and officers of Acreage and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes in the affairs of the Company.

Dividend Policy

No dividends on the Acreage Shares have been paid to date. Acreage does not anticipate paying dividends on the Acreage Shares in the foreseeable future. Payment of any future dividends will be at the discretion of the Acreage Board after taking into account many factors, including Acreage’s financial condition and anticipated cash needs. Further, payment of any future dividends prior to the Acquisition Effective Time without Canopy Growth’s prior written consent is restricted by the terms of the Arrangement Agreement.

In accordance with the Plan of Arrangement, it is proposed that the Articles of Acreage will be altered to, among other things, amend the rights of the Acreage Shares with respect to their entitlement to receive dividends. In accordance with such amendments, the holders of Acreage Shares will be entitled to receive such dividends as may be declared thereon by the Acreage Board from time to time, provided that at any particular time in the period from the Initial Effective Date until the earlier to occur of the Acquisition Effective Date and the Acquisition Closing Outside Date, the aggregate amount of dividends per Acreage Share declared from the Initial Effective Date until such particular time may not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth (or any successor thereto) on the Canopy Growth Shares from the Initial Effective Date until such particular time, is multiplied by (ii) the Exchange Ratio (which Exchange Ratio, in the case of the Proportionate Voting Shares, will be multiplied by 40).

Expenses

The estimated fees, costs and expenses of Acreage in connection with the Arrangement (assuming completion of the Acquisition) are, approximately, US$13 million which includes, without limitation, fees, costs and expenses with respect to the Canaccord Genuity Opinion, INFOR Financial Opinion and payments and expenses in connection with legal services, proxy solicitation services and printing and mailing matters.

PROCEDURES FOR PAYMENT OF AGGREGATE OPTION PREMIUM AND CANOPY GROWTH SHARE CONSIDERATION

Delivery of Aggregate Option Premium

If the Arrangement Resolution is passed and the Arrangement is implemented, then, as soon as practicable following the Initial Effective Time, the Payment Agent will deliver the Aggregate Option Premium on a pro rata basis to the Acreage Holders of record as of the Initial Effective Date. Unless otherwise directed, cheques representing the pro rata portion of the Aggregate Option Premium payable to an Acreage Holder pursuant to the Arrangement will be issued in the name of the registered holder of such securities. Unless an Acreage Holder instructs the Payment Agent to hold a cheque for pick-up, such cheques will be forwarded by mail to the address of the Acreage Holder as shown on the applicable register.

If the amount of the Aggregate Option Premium which an Acreage Holder is entitled to receive under the Plan of Arrangement would otherwise include a fraction of $0.01, then such aggregate cash amount will be rounded to the nearest whole cent.

The Company and the Payment Agent will be entitled to deduct and withhold from any consideration otherwise payable to an Acreage Holder, such amounts as the Company, or the Payment Agent is required to deduct and withhold with respect to such payment under any provision of applicable Laws.

The Payment Agent will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by the Company against certain liabilities under applicable Securities Laws and expenses in connection therewith.

For greater certainty, and in accordance with the Plan of Arrangement, the Payment Agent will provide the High Street Holders and USCo2 Holders with instructions and other relevant documents required for such holders to receive the pro rata portion of the Aggregate Option Premium.

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Delivery of Canopy Growth Share Consideration

Following the receipt of the Canopy Growth Call Option Exercise Notice or Triggering Event Notice, specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Canopy Growth Call Option Exercise Notice or Triggering Event Notice is delivered to the Depositary) on which the closing of the Acquisition is to occur, subject to the satisfaction or waiver, as applicable, of the Acquisition Closing Conditions, the Depositary will deliver a Letter of Transmittal to Persons who are Shareholders at such time.

The Letter of Transmittal will contain procedural information relating to the Acquisition including, among other things, the exchange of certificates representing the Acreage Shares for the Consideration Shares.

In no event shall any former holder of Acreage Shares that does not hold Acreage Shares on the Acquisition Effective Date be entitled to the Consideration Shares.

Further details in respect of the procedure to receive Canopy Growth Share Consideration will be provided in the Letter of Transmittal to be issued upon exercise or deemed exercise of the Canopy Growth Call Option.

Adjustment of Consideration

Exchange Ratio Adjustment Event

If, during the Acquisition Interim Period, the issued and outstanding Canopy Growth Shares shall have been changed into a different number of shares by reason of any reclassification, split, consolidation, stock dividend or distribution upon the issued and outstanding Canopy Growth Shares, or Canopy Growth shall make any rights offering to the Canopy Growth Shareholders, or similar event (each, an “Exchange Ratio Adjustment Event”), then the Exchange Ratio shall be adjusted in such a manner and to such an extent so as to ensure that, under the Arrangement, Shareholders receive the same economic proportionate ownership interest in Canopy Growth following such Exchange Ratio Adjustment Event as they would otherwise have received under the Arrangement had such Exchange Ratio Adjustment Event not occurred, and the number of Canopy Growth Shares to be issued to Shareholders pursuant to the Arrangement shall be adjusted accordingly.

Canopy Growth Change of Control Adjustment

If a Canopy Growth Change of Control occurs prior to the Acquisition Effective Time, Canopy Growth shall, effective from the effective time of such Canopy Growth Change of Control, cause the Canopy Growth Call Option, High Street Operating Agreement and USCo2 constating documents to be amended so that, instead of receiving Canopy Growth Shares in exchange for Acreage Shares upon the exercise or deemed exercise of the Canopy Growth Call Option in accordance with the Plan of Arrangement, each Shareholder shall instead be entitled to receive on the Acquisition Effective Date, and shall accept, the Alternate Consideration, if, at the effective time of such Canopy Growth Change of Control, the Shareholder had been the registered holder of that number of Canopy Growth Shares which is equal to the number of Canopy Growth Shares which it would otherwise have been entitled to receive in exchange for its Acreage Shares pursuant to the Arrangement if the Acquisition Effective Date and the steps referred to in Section 3.1 of the Plan of Arrangement had been completed effective immediately prior to the effective time of the Canopy Growth Change of Control. Notwithstanding the foregoing, if, in connection with a Canopy Growth Change of Control, a holder of a Canopy Growth Share may elect a form of consideration (including, without limitation, shares, other securities, cash or other property) from options made available, then all Shareholders shall be deemed to have elected to receive an equal percentage of each of the different types of consideration offered in connection with such Canopy Growth Change of Control.

Exchange Ratio Reduction

There is a fixed maximum number of Canopy Shares to be issued in connection with the Acquisition. However, in the event that Acreage breaches certain covenants set out in the Arrangement Agreement with respect to the number of Acreage Shares it may issue during the Acquisition Interim Period, or if Acreage is required to make a Payout, the Exchange Ratio will be automatically reduced. Any such reduction of the Exchange Ratio will result in the Acreage Holders receiving fewer Canopy Shares upon completion of the Acquisition.

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Cancellation of Rights

From and after the Acquisition Effective Time, certificates formerly representing Acreage Shares, other than Dissenting Shares, which are held by a Shareholder will represent only the right to receive the Canopy Growth Share Consideration (or any Alternate Consideration, if applicable) payable therefor under the Plan of Arrangement (after giving effect to any applicable tax withholdings). Any certificate formerly representing Acreage Shares not duly surrendered on or before the sixth anniversary of the Acquisition Effective Date, will, on the sixth anniversary of the Acquisition Effective Date, cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Acreage or Canopy Growth. On the sixth anniversary of the Acquisition Effective Date, all Canopy Growth Shares (or any Alternate Consideration, if applicable) to which such Shareholder was entitled will be deemed to have been surrendered to Canopy Growth. None of Acreage or Canopy Growth, nor any of their respective successors, will be liable to any person in respect of any Canopy Growth Share Consideration (or Alternate Consideration, if applicable, including any consideration previously held by the Depositary as agent for any such former Shareholder) which is forfeited to Canopy Growth or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Treatment of Fractional Consideration

No fractional Canopy Growth Shares will be issued to any person in connection with the Plan of Arrangement. Where the aggregate number of Canopy Growth Shares to be issued to a Shareholder pursuant to the Plan of Arrangement would otherwise result in a fraction of a Canopy Growth Share being issuable, then the aggregate number of Canopy Growth Shares to be issued to such Shareholder will be rounded down to the closest whole number and no compensation will be payable to such Shareholder in lieu of any such fractional Canopy Growth Share.

Withholding Rights

Acreage, Canopy Growth, the Payment Agent or the Depositary, as applicable, will be entitled to deduct and withhold from any amounts payable to any person under the Plan of Arrangement and the Acquisition, such amounts as Acreage, Canopy Growth, the Payment Agent or the Depositary, as applicable, determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any other Law. To the extent that amounts payable are so withheld, such withheld amounts will be treated for all purposes as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

Canopy Growth or the Depositary, as applicable, is authorized to sell or otherwise dispose of such portion of any Canopy Growth Shares payable to any Shareholder pursuant to the Plan of Arrangement as is necessary to provide sufficient funds to Canopy Growth or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and Canopy Growth or the Depositary, as applicable, will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

Treatment of Dividends

No dividends or other distributions declared or made after the Acquisition Effective Date with respect to Canopy Growth Shares (or, to the extent applicable, securities representing any Alternate Consideration) with a record date on or after the Acquisition Effective Date will be payable or paid to the holder of any unsurrendered certificate(s) for Acreage Shares which, immediately prior to the Acquisition Effective Date, represented outstanding Subordinate Voting Shares (or Acreage Shares that were exchanged for Subordinate Voting Shares), until the surrender of such certificates to the Depositary. Subject to applicable Law and the Plan of Arrangement, at the time of such surrender, there shall, in addition to the delivery of the Canopy Growth Shares (or, to the extent applicable, securities representing any Alternate Consideration) to which such Shareholder is thereby entitled, be delivered to such Shareholder, without interest, the amount of the dividend or other distribution with a record date after the Acquisition Effective Date theretofore paid with respect to such Canopy Growth Shares (or, to the extent applicable, securities representing any Alternate Consideration).

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a beneficial owner of Acreage Shares who, in accordance with the Arrangement, (i) receives a portion of the Aggregate Option Premium and (ii) disposes of or exchanges, or is deemed to have disposed of or exchanged, an Acreage Share as a result of the exercise of the Canopy Growth Call Option by Canopy Growth and who, for the purposes of the Tax Act and at all relevant times: (a) deals at arm's length with and is not affiliated with the Company or Canopy Growth; and (b) holds all Acreage Shares and will hold all Canopy Growth Shares acquired pursuant to the exercise of the Canopy Growth Call Option by Canopy Growth (collectively, in this part referred to as the “Securities”), as capital property (each, a “Holder”). The Securities will generally be considered to be capital property to a Person for the purposes of the Tax Act provided that the Person does not use or hold those Securities in the course of carrying on a business and has not acquired such Securities in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the “mark-to-market property” rules; (b) that is a “specified financial institution”; (c) that is a partnership; (d) an interest in which would be a “tax shelter investment”; (e) that has elected to determine its Canadian tax results in a foreign currency pursuant to the “functional currency reporting” rules; (f) that has entered or will enter into, in respect of the Securities, a “synthetic disposition arrangement” or a “derivative forward agreement”; (g) that is a “foreign affiliate” of a taxpayer resident in Canada; or (h) that is a corporation resident in Canada that is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act, all within the meaning of the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary does not address tax considerations for holders of Acreage Options arising from the Arrangement and does not address tax considerations relevant to Holders who previously acquired Acreage Shares on the exercise or settlement of Acreage Options or under any other employment benefit plan. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of the Arrangement.

This summary is based on the facts set out in this Circular, the assumptions set out herein, the current provisions of the Tax Act and the regulations thereto in force as at the date of this Circular, and counsel's understanding of the current administrative and assessing practices and policies of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Law or administrative or assessing practice or policy, whether by legislative, regulatory, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement. The income and other tax consequences of acquiring, holding or disposing of Securities will vary depending on a Holder's particular status and circumstances, including the country, province or territory in which the Holder resides or carries on business. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. No representations are made with respect to the income tax consequences to any particular Holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of the Arrangement and of acquiring, holding and disposing of Canopy Growth Shares in their particular circumstances, including the application and effect of the income and other tax Laws of any applicable country, province, state or local tax authority.

This summary does not discuss any non-Canadian income or other tax consequences of the Arrangement. Holders resident or subject to taxation in a jurisdiction other than Canada should be aware that the Arrangement may have tax consequences both in Canada and in such other jurisdiction. Such consequences are not described herein. Holders should consult with their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Canadian Currency

For the purposes of the Tax Act, subject to certain exceptions (including where a taxpayer has made an election to compute its “Canadian tax results” in a currency other than Canadian currency), where an amount that is relevant in computing a taxpayer's “Canadian tax results” is expressed in a currency other than Canadian dollars, the amount must be converted to Canadian dollars using the exchange rate quoted by the Bank of Canada for the day on which the amount arose (or another rate of exchange that is acceptable to the Minister of National Revenue).

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Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times and for the purposes of the Tax Act, is or is deemed to be resident in Canada and is not exempt from tax under Part I of the Tax Act (a “Canadian Holder”). Certain Canadian Holders whose Securities might not otherwise qualify as capital property, may, in certain circumstances, be entitled to make, or may already have made, an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Securities, and every “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Any Canadian Holder contemplating making a subsection 39(4) election should consult its tax advisor for advice as to whether the election is available or advisable in their particular circumstances.

Receipt of Aggregate Option Premium

A Canadian Holder who receives a portion of the Aggregate Option Premium as consideration for the granting of the Canopy Growth Call Option to Canopy Growth will be deemed by subsection 49(1) of the Tax Act to have disposed of property with an adjusted cost base of nil and will realize a capital gain equal to the amount of the Aggregate Option Premium received. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

If the Canopy Growth Call Option is exercised by Canopy Growth, a Canadian Holder will no longer be deemed by subsection 49(1) of the Tax Act to have disposed of property in the year in which the Canopy Growth Call Option was granted. Instead, the amount of the Aggregate Option Premium received by the Canadian Holder will be included in its proceeds of disposition from the disposition of the Acreage Shares. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Acreage Shares for Canopy Growth Shares pursuant to the Exercise of the Canopy Growth Call Option” below. If the Canopy Growth Call Option is exercised in a taxation year following the taxation year in which the Canopy Growth Call Option was granted, the Canadian Holder is entitled to file an amended return for the year in which the Canopy Growth Call Option was granted. The amended return must be filed at the latest on the day on which the Canadian Holder is required to file the return for that year in which the Canopy Growth Call Option is exercised. In such a case, the CRA is obliged to reassess tax, interest and penalties for the year in order to exclude the consideration received for granting the Canopy Growth Call Option from the calculation of the Canadian Holder's income.

Exchange of Acreage Shares for Canopy Growth Shares pursuant to the Exercise of the Canopy Growth Call Option

A Canadian Holder who is a Shareholder at the Acquisition Effective Time and who has indicated in the Letter of Transmittal that the Canadian Holder is (i) resident in Canada for the purposes of the Tax Act, or (ii) is a “Canadian Partnership” as defined in the Tax Act will be deemed pursuant to the Arrangement to transfer its Acreage Shares to Canopy Growth in exchange for Canopy Growth Shares on the Initial Effective Date.

Exchange of Acreage Shares – No Joint Tax Election

A Canadian Holder who exchanges Acreage Shares for Canopy Growth Shares pursuant to the exercise of the Canopy Growth Call Option by Canopy Growth (other than an Eligible Holder who makes a Joint Tax Election with Canopy Growth as discussed below under “Holders Resident in Canada – Exchange of Acreage Shares – With Joint Tax Election”) will be considered to have disposed of the Acreage Shares for proceeds of disposition equal to the aggregate of (i) the amount of Aggregate Option Premium received and (ii) the aggregate fair market value of any Canopy Growth Shares received. As a result, the Canadian Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Acreage Share immediately before the exchange. See “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

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The cost to the Canadian Holder of any Canopy Growth Shares acquired on such exchange will be equal to the fair market value of the Canopy Growth Shares at the time of the exchange. The Canadian Holder’s adjusted cost base of the Canopy Growth Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Canadian Holder of all Canopy Growth Shares owned by the Canadian Holder as capital property immediately prior to such exchange.

Exchange of Acreage Shares – With Joint Tax Election

A Canadian Holder who is an Eligible Holder and who receives Canopy Growth Shares pursuant to the exercise of the Canopy Growth Call Option by Canopy Growth may obtain a full or partial deferral in respect of the exchange of the Acreage Shares by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and Canopy Growth under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act, provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation (collectively, the “Joint Tax Election”).

The availability and extent of the deferral will depend on the Elected Amount (as defined below) designated and the Canadian Holder’s adjusted cost base of Acreage Shares at the time of the exchange, and is subject to the Joint Tax Election requirements being met under the Tax Act. An Eligible Holder making a Joint Tax Election will be required to designate an amount (the “Elected Amount”) in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s Acreage Shares at the time of exchange. In general, the Elected Amount may not be:

(a)	less than the amount of cash received by the Eligible Holder with respect to the Aggregate Option Premium;

(b)	less than the lesser of (i) the Eligible Holder’s adjusted cost base of the Acreage Shares immediately before the time of the exchange, and (ii) the fair market value of the Acreage Shares, at the time of the exchange; or

(c)	greater than the fair market value of Acreage Shares at the time of the exchange.

The Canadian federal income tax treatment to an Eligible Holder who properly makes a valid Joint Tax Election generally will be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the Eligible Holder’s Acreage Shares for proceeds of disposition equal to the Elected Amount;

(b)	the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Eligible Holder’s adjusted cost base of Acreage Shares at the time of the exchange and any reasonable costs of disposition;

(c)	to the extent that the Elected Amount exceeds the aggregate of the adjusted cost base of the Acreage Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain equal to such excess amount; and

(e)	the aggregate cost to the Eligible Holder of Canopy Growth Shares acquired as a result of the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the cash received by the Eligible Holder with respect to the Aggregate Option Premium, and such cost will be averaged with the adjusted cost base of all other Canopy Growth Shares held by the Eligible Holder immediately prior to the exchange as capital property for the purpose of determining thereafter the adjusted cost base of each Canopy Growth Share held by such Eligible Holder.

Canopy Growth has agreed to make a Joint Tax Election with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (or any applicable provincial tax legislation).

A tax instruction letter (the “Tax Instruction Letter”) containing detailed requirements to make a Joint Tax Election, together with the relevant tax election forms (including the provincial tax election forms, if applicable) will be promptly delivered by email to a Shareholder that checks the appropriate box on the Letter of Transmittal and Election Form, provides an email address in the appropriate place in the Letter of Transmittal and Election Form and submits the Letter of Transmittal to the Depositary on or before the Election Deadline.

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To make a Joint Tax Election, an Eligible Holder must provide two signed copies of the necessary joint election forms to an appointed representative, as directed by Canopy Growth in the Tax Instruction Letter, within 60 days after the Initial Effective Date, duly completed with the details of the Acreage Shares transferred and the applicable Elected Amount for the purposes of such joint elections.

Canopy Growth shall, within 30 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or any analogous provision of provincial income tax Law), sign and return such forms to such Eligible Holder. Each Eligible Holder is solely responsible for ensuring the Joint Tax Election is completed correctly and filed with the CRA (and any applicable provincial tax authority) by the required deadline. In its sole discretion, Canopy Growth or any successor corporation may choose to sign and return a joint election form received by it more than 60 days following the Initial Effective Date, but will have no obligation to do so.

Neither Acreage, Canopy Growth nor any successor corporation shall be responsible for the proper completion and filing of any joint election form, except for the obligation to sign and return the duly completed joint election forms which are received within 60 days of the Initial Effective Date. The Eligible Holder will be solely responsible for the payment of any taxes, interest or penalties arising as a result of the failure of an Eligible Holder to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act (or any applicable provincial legislation).

Any Eligible Holder who does not ensure that information necessary to make a Joint Tax Election has been received by Canopy Growth in accordance with the procedures set out in the Tax Instruction Letter within the time period noted above may not be able to benefit from the tax deferral provisions in subsections 85(1) or 85(2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Joint Tax Election with Canopy Growth should give their immediate attention to this matter.

Disposition of Acreage Shares on the Merger of Acreage and Canopy Growth Subco

A Canadian Holder who is a Shareholder at the Acquisition Effective Time and who has not indicated in the Letter of Transmittal that the Canadian Holder is (i) resident in Canada for the purposes of the Tax Act, or (ii) is a “Canadian Partnership” as defined in the Tax Act will be deemed to have participated in the Merger of Acreage and Canopy Growth Subco and not to have transferred its Acreage Shares directly to Canopy Growth in exchange for Canopy Growth Shares as described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Acreage Shares for Canopy Growth Shares pursuant to the Exercise of the Canopy Growth Call Option”.

The Merger of Acreage and Canopy Growth Subco pursuant to the Arrangement will not constitute a tax-deferred amalgamation for a Canadian Holder the purposes of the Tax Act. A Canadian Holder who has not elected to exchange its Acreage Shares with Canopy Growth (as described above) will be considered to have disposed of its Acreage Shares which are cancelled on the Merger for proceeds of disposition equal to the amount of Aggregate Option Premium received and the aggregate fair market value of any Canopy Growth Shares received. As a result, the Canadian Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of its Acreage Shares immediately before the Merger. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

Dividends on Canopy Growth Shares (Post-Exercise of the Canopy Growth Call Option)

A Canadian Holder who is an individual (other than certain trusts) will be required to include in income any dividends received or deemed to be received on the Canopy Growth Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Canopy Growth as “eligible dividends” as defined in the Tax Act. There can be no assurance that dividends paid by Canopy Growth will be designated as “eligible dividends”. Dividends received or deemed to be received by an individual and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

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A Canadian Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its Canopy Growth Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income, subject to certain limitations in the Tax Act. A “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on its Canopy Growth Shares to the extent that the dividend is deductible in computing the corporation's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

Disposition of Canopy Growth Shares (Post-Exercise of the Canopy Growth Call Option)

A Canadian Holder that disposes or is deemed to dispose of a Canopy Growth Share (other than a disposition to Canopy Growth that is not a sale in the open market in the manner in which shares would normally be purchased by a member of the public in an open market) following the exercise of the Canopy Growth Call Option will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition of the Canopy Growth Share exceeds (or is less than) the aggregate of the adjusted cost base to the Canadian Holder of such Canopy Growth Share, determined immediately before the disposition, and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain realized by a Canadian Holder in a taxation year will be included in computing the Canadian Holder's income in that taxation year (a “Taxable Capital Gain”) and, generally, one-half of any capital loss realized in a taxation year (an “allowable capital loss”) must be deducted from the Taxable Capital Gains realized by the Canadian Holder in the same taxation year, in accordance with the rules contained in the Tax Act. Allowable capital losses in excess of Taxable Capital Gains realized by a Canadian Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized by the Canadian Holder in such taxation year, subject to and in accordance with the rules contained in the Tax Act.

Capital gains realized by an individual and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. A Canadian Holder that is, throughout the year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be subject to an additional refundable tax on its “aggregate investment income” which is defined to include Taxable Capital Gains.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition of an Acreage Share or Canopy Growth Share, as applicable, may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust. Canadian Holders to whom these rules may apply should consult their own tax advisors.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, at all relevant times and for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Acreage Shares, and will not use or hold, or be deemed to use or hold, Canopy Growth Shares, in connection with carrying on a business in Canada (a “Non-Canadian Holder”). This portion of the summary is not generally applicable to a Non-Canadian Holder that is: (a) an insurer carrying on an insurance business in Canada and elsewhere; (b) a “financial institution” (as defined in the Tax Act); or (c) an “authorized foreign bank” (as defined in the Tax Act).

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Receipt of Aggregate Option Premium

A Non-Canadian Holder who receives a portion of the Aggregate Option Premium as consideration for the granting of the Canopy Growth Call Option to Canopy Growth will be deemed by subsection 49(1) of the Tax Act to have disposed of property with an adjusted cost base of nil, but will not be subject to tax under the Tax Act on any capital gain realized on such deemed disposition.

Disposition of Acreage Shares on the Merger of Acreage and Canopy Growth Subco

A Non-Canadian Holder that disposes or is deemed to dispose of an Acreage Share as a result of the Merger of Acreage and Canopy Growth Subco will not be subject to tax under the Tax Act on any capital gain realized on such disposition unless the Acreage Shares are “taxable Canadian property” of the Non-Canadian Holder at the effective time of the disposition and the Canopy Growth Shares are not “treaty-protected property”, each within the meaning of the Tax Act.

Generally, Acreage Shares will not be considered “taxable Canadian property” to any particular Non-Canadian Holder provided the Acreage Shares are listed at that time on a “designated stock exchange” (which includes the CSE), unless: (A) at any particular time during the 60-month period that ends at that time: (a) one (1) or any combination of: (i) the Non-Canadian Holder; (ii) Persons with whom the Non-Canadian Holder does not deal at arm's length; and (iii) partnerships in which the Non-Canadian Holder or a Person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Acreage; and (b) more than 50% of the fair market value of the Acreage Shares was derived directly or indirectly from one (1) or any combination of (i) real or immovable properties situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil Law rights in, any of the foregoing property whether or not the property exists; or (B) the Acreage Shares are otherwise deemed to be taxable Canadian property of the Non-Canadian Holder under another provision of the Tax Act.

In the event that an Acreage Share is taxable Canadian property to a Non-Canadian Holder at the time of the disposition, such Non-Canadian Holder should consult its own tax advisor as to the Canadian tax consequences of the disposition. The tax consequences described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Acreage Shares on the Merger of Acreage and Canopy Growth Subco” will generally apply.

Dividends on Canopy Growth Shares (Post-Exercise of the Canopy Growth Call Option)

Dividends paid or credited, or deemed to be paid or credited, on Canopy Growth Shares to a Non-Canadian Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Canadian Holder's jurisdiction of residence. The rate of withholding tax under the Canada – U.S. Income Tax Convention (1980) (the “U.S. Treaty”) applicable to a Non-Canadian Holder who is a resident of the United States for the purposes of the U.S. Treaty and is entitled to all of the benefits under the U.S. Treaty generally will be 15%. Canopy Growth will be required to withhold the required amount of withholding tax from the dividend, and to remit it to CRA for the account of the Non-Canadian Holder.

Disposition of Canopy Growth Shares (Post-Exercise of the Canopy Growth Call Option)

A Non-Canadian Holder that disposes or is deemed to dispose of a Canopy Growth Share following completion of the Exercise of the Canopy Growth Call Option will not be subject to tax under the Tax Act on any capital gain realized on such disposition unless the Canopy Growth Shares are “taxable Canadian property” of the Non-Canadian Holder at the effective time of the disposition and the Canopy Growth Shares are not “treaty-protected property”, each within the meaning of the Tax Act.

Generally, Canopy Growth Shares will not be considered “taxable Canadian property” to any particular Non-Canadian Holder provided the Canopy Growth Shares are listed at that time on a “designated stock exchange” (which includes the TSX), unless: (A) at any particular time during the 60-month period that ends at that time: (a) one (1) or any combination of: (i) the Non-Canadian Holder; (ii) Persons with whom the Non-Canadian Holder does not deal at arm's length; and (iii) partnerships in which the Non-Canadian Holder or a Person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Canopy Growth; and (b) more than 50% of the fair market value of the Canopy Growth Shares was derived directly or indirectly from one (1) or any combination of (i) real or immovable properties situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil Law rights in, any of the foregoing property whether or not the property exists; or (B) the Canopy Growth Shares are otherwise deemed to be taxable Canadian property of the Non-Canadian Holder under another provision of the Tax Act.

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In the event that a Canopy Growth Share is taxable Canadian property to a Non-Canadian Holder at the time of the disposition, such Non-Canadian Holder should consult its own tax advisor as to the Canadian tax consequences of the disposition. The tax consequences described above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Canopy Growth Shares (Post-Exercise of the Canopy Growth Call Option)” will generally apply.

Dissent Rights

A Dissenting Shareholder is entitled, if the Arrangement becomes effective, to have its Acreage Shares purchased in exchange for a cash payment from Canopy Growth equal to the fair value of such Holder's Acreage Shares (the “Dissent Payment”).

The Holder will realize a capital gain (or sustain a capital loss) equal to the amount by which the Dissent Payment exceeds (or is less than) the aggregate of the adjusted cost base of the Acreage Shares to such Holder, determined immediately before the cancellation of such shares, and any reasonable costs of disposition, less any portion of the Dissent Payment that is on account of interest.

Holders Resident in Canada

The general tax consequences to a Canadian Holder who validly exercises Dissent Rights of realizing a capital gain or sustaining a capital loss are described above under the heading, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

Any interest awarded to a Canadian Holder who validly exercises Dissent Rights will be included in such Holder's income for the purposes of and in accordance with the Tax Act.

Holders Not Resident in Canada

A Non-Canadian Holder who validly exercises Dissent Rights will not be subject to tax under the Tax Act on any capital gain realized on the cancellation of such Holder's Acreage Shares unless the Acreage Shares are “taxable Canadian property” to the Non-Canadian Holder at the effective time of the disposition and the Acreage Shares are not “treaty-protected property”, each within the meaning of the Tax Act. Non-Canadian Holders who intend to exercise Dissent Rights in respect of shares that constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances including regarding any resulting Canadian tax reporting requirements.

A Non-Canadian Holder will not be subject to any Canadian withholding tax on any interest awarded to in respect of the exercise of Dissent Rights provided that such interest is not “participating debt interest”, as that term is defined in the Tax Act.

Additional income tax considerations may be relevant to Holders who fail to perfect or withdraw their claims pursuant to the Dissent Rights. Dissenting Shareholders should consult their own tax advisors with respect to the tax consequences to them of exercising Dissent Rights.

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Eligibility for Investment

The Canopy Growth Shares, if issued on the date hereof, will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and tax-free savings accounts (collectively, “Registered Plans”) and deferred profit sharing plans (“DPSPs”) (all as defined in the Tax Act), provided that the Canopy Growth Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) or Canopy Growth is a “public corporation”, as defined in the Tax Act.

Notwithstanding the foregoing, if the Canopy Growth Shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber, as the case may be (the “Controlling Individual”), of the Registered Plan, will be subject to a penalty tax under the Tax Act. The Canopy Growth Shares generally will not be a prohibited investment for a Registered Plan provided the Controlling Individual of the Registered Plan: (i) deals at arm’s length with Canopy Growth for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in Canopy Growth. In addition, the Canopy Growth Shares will not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.

Persons who intend to hold Canopy Growth Shares in a Registered Plan or DPSP should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences to U.S. Holders and to Non-U.S. Holders (each as defined below) with respect to the Plan of Arrangement, including (i) the receipt of a portion of the Aggregate Option Premium, if any, (ii) the exchange of Acreage Shares for Canopy Growth Shares pursuant to the Acquisition, and (iii) the ownership and disposition of Canopy Growth Shares. This summary is based on the facts set out in the Circular, the assumptions set forth herein and upon the Code, Treasury Regulations, rulings of the IRS, judicial decisions and the U.S. Treaty in existence on the date hereof.

These Laws, including legislative and administrative interpretations thereof, are subject to change, possibly on a retroactive basis. Any such change could adversely affect the tax consequences described below, especially given that the Acquisition may not occur for more than seven years after the Initial Effective Date. No assurance can be given that the IRS will agree with the consequences described in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. An advance tax ruling from the IRS has not been sought or obtained regarding the tax consequences of the transactions described herein.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Acreage Shares or (after the Acquisition) Canopy Growth Shares that is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) an entity that is classified for U.S. federal income tax purposes as a corporation and that is organized under the Laws of the United States, any state thereof, or the District of Columbia, or is otherwise treated for U.S. federal income tax purposes as a domestic corporation, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (i) whose administration is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code (“United States persons”), or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Acreage Shares or (after the Acquisition) Canopy Growth Shares that is not a U.S. Holder and that is not an entity that is classified for U.S. federal income tax purposes as a partnership or as an entity disregarded from its owner. If an entity classified for U.S. federal income tax purposes as a partnership or as an entity disregarded from its owner owns Acreage Shares, the tax treatment of a partner or other owner of the entity will depend on the status of such partner or other owner and the activities of the entity. The tax treatment of such an entity, and the tax treatment of any partner or other owner of such an entity, are not addressed in this summary. Any entity that is classified for U.S. federal income tax purposes as a partnership or as an entity disregarded from its owner and that owns Acreage Shares, and any partners or other owners of such an entity, are encouraged to consult their tax advisors to determine the particular U.S. federal income tax consequences to them of the Plan of Arrangement.

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This summary is for general information purposes only and does not purport to be an exhaustive summary or listing of all potential U.S. federal income tax considerations that may apply as a result of the Plan of Arrangement or the ownership or disposition of Canopy Growth Shares. This summary does not discuss all U.S. federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances or that may be relevant to certain beneficial owners that may be subject to special treatment under U.S. federal income tax Law (including but not limited to, tax-exempt organizations, insurance companies, banks and other financial institutions, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, real estate investment trusts, regulated investment companies, individual retirement accounts, qualified pension plans, Persons who hold Acreage Shares as part of a straddle, hedging, constructive sale, conversion, or other integrated or risk reduction transactions, Persons who acquired Acreage Shares as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, U.S. Holders whose functional currency is not the U.S. dollar, controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax). Furthermore, this summary does not discuss any alternative minimum tax consequences, and does not address any aspects of U.S. state or local taxation. This summary only applies to those beneficial owners that hold Acreage Shares, or (after the Acquisition) Canopy Growth Shares, as “capital assets” within the meaning of Section 1221 of the Code.

This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. No representations are made with respect to the income tax consequences to any particular Shareholder. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences of the Plan of Arrangement, including the Option Premium and the Merger, and the acquisition, holding and disposition of Canopy Growth Shares in their particular circumstances.

This summary does not address the tax consequences of, or apply to, a U.S. citizen who is also a Canadian resident for purposes of the Tax Act who elects to participate in the share exchange under the Plan of Arrangement prior to the Merger. Special tax rules under the Code and the U.S. Treaty may apply to U.S. citizens who are Canadian residents with respect to the Plan of Arrangement, the Merger, and the subsequent ownership and disposition of Canopy Growth Shares. Shareholders who are U.S. citizens and Canadian residents should consult their own tax advisors for the tax consequences of their specific circumstances.

While Canopy Growth and Acreage intend to take the position that the direct exchange of Acreage Shares for Canopy Growth Shares by Non-U.S. holders forms part of a single integrated transaction with the Merger, the share exchange is not structured as a statutory merger and may not qualify as a “reorganization” under Section 368(a) of the Code if it is not treated as a single integrated transaction with the Merger.

This summary does not address tax considerations for holders of Acreage Options arising from the Plan of Arrangement and does not address tax considerations relevant to Shareholders `who previously acquired Acreage Shares upon the exercise or settlement of Acreage Options or under any other employment benefit plan. Any such Shareholders should consult their own tax advisors to determine the particular U.S. federal income tax consequences to them of the Plan of Arrangement.

BENEFICIAL OWNERS OF ACREAGE SHARES ARE ENCOURAGED TO SEEK ADVICE FROM THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN OF ARRANGEMENT BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Certain U.S. Federal Income Tax Consequences of the Plan of Arrangement

Receipt of Option Premium

Canopy Growth and Acreage intend, for U.S. federal income tax purposes, that the Option Premium received by Shareholders from Canopy Growth in consideration for the granting of the Canopy Growth Call Option will not be immediately includible in income upon receipt of such payment. The grant of an option for consideration generally does not constitute a realization event for U.S. federal income tax purposes. Instead, the grant of an option generally is considered an open transaction and the amount received is taxable when the transaction closes or the option expires, whichever occurs first. Accordingly, it is intended that the Option Premium will not be includable in income until the earlier of (i) the sale or disposition of such Shareholder’s Acreage Shares to a person other than Canopy Growth, (ii) the disposition of such Shareholder’s Acreage Shares in the Acquisition, or (iii) the lapse or termination of the Canopy Growth Call Option.

If the Canopy Growth Call Option expires through the passage of time or if the underlying Acreage Shares are disposed of to a person other than Canopy Growth, the Option Premium received is expected to result in a short-term capital gain to such Shareholder at such time. However, if the Canopy Growth Call Option is exercised by Canopy Growth, the Option Premium received by the Shareholder is expected to result in an increase in the amount realized upon the disposition of the Acreage Shares underlying the Canopy Growth Call Option in determining gain or loss as described below in this “Certain U.S. Federal Income Tax Consequences of the Plan of Arrangement In General – Tax Treatment of the Acquisition”. No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences with respect to the payment or receipt of the Option Premium. Given the length of time that could elapse between the time the Option Premium is received and the lapse or exercise of the Canopy Growth Call Option, and the potential for a deemed exercise of the Canopy Growth Call Option following a Triggering Event, there is no assurance that a court would not sustain any challenge by the IRS of the intended tax treatment. Moreover, the applicable Laws may change during the term of Canopy Growth Call Option prior to the Acquisition that could adversely impact such tax treatment.

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Tax Treatment of the Acquisition

If the Canopy Growth Call Option is exercised (or deemed exercised following a Triggering Event), the Acquisition will be consummated in two steps pursuant to the Plan of Arrangement. First, Non-U.S. Holders (other than those Non-U.S. Holders that that validly exercise Dissent Rights) will directly exchange their Acreage Shares for Canopy Growth Shares (or, in the event a Canopy Growth Change of Control has occurred prior to the Acquisition Effective Date, the Alternate Consideration). Second, Canopy Growth Subco will merge with and into Acreage with the same effect as if they had amalgamated under Section 269 of the BCBCA, with Acreage surviving the Merger as a wholly-owned Subsidiary of Canopy Growth. As a result of the Merger, U.S. Holders (other than those U.S. Holders that validly exercise Dissent Rights) will exchange their Acreage Shares for Canopy Growth Shares (or, in the event a Canopy Growth Change of Control has occurred prior to the Acquisition Effective Date, the Alternate Consideration). The separate legal existence of the Canopy Growth Subco will cease but the legal existence of Acreage will continue. There are no judicial decisions, IRS rulings or other authorities that address the U.S. federal income tax treatment of transactions identical to the Plan of Arrangement. Furthermore, the Plan of Arrangement will be effected pursuant to applicable provisions of Canadian corporate Law that are not identical to analogous provisions of the corporate Laws of any State of the United States.

Although Canopy Growth and Acreage intend that the Acquisition will be treated as a single integrated transaction under general U.S. federal income tax principles which qualifies as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and not result in gain recognition to the holders of Acreage Shares pursuant to Section 367(a) of the Code (assuming that the Section 367 Requirements are met), there is no assurance that the IRS or a court will agree with this position. A requirement for this type of reorganization is that Canopy Growth acquire an amount of Acreage Shares in connection with the Acquisition which represents “control” (as defined in Section 368(c) the Code) of Acreage in exchange solely for Canopy Growth Shares. If certain requirements are satisfied, the Canopy Growth Shares to be paid as consideration in the Acquisition will be valued on the last business day before the date on which the Arrangement Agreement was executed, rather than at the time the Acquisition closes. Canopy Growth and Acreage intend to take the position these requirements were satisfied and, therefore, the value of the Canopy Growth Shares to be paid as consideration in the Acquisition is measured on the last business day before the date the Arrangement Agreement was executed and represented “control” of Acreage; however, there can be no assurance that the applicable Law will remain the same during the pendency of the Plan of Arrangement. Moreover, the amount of cash paid to dissenters, combined with the Option Premium, could cause the failure of Canopy to acquire “control” of Acreage in exchange solely for Canopy Growth Shares, resulting in the Acquisition failing to qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and being treated as a taxable transaction for U.S. federal income tax purposes (see “Consequences if the Acquisition Were Treated as a Taxable Transaction for U.S. Federal Income Tax Purposes” below for further discussion). No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the Plan of Arrangement. There is also no assurance that a court would not sustain any challenge by the IRS. Moreover, the applicable Laws, facts and circumstances and terms set out in the Plan of Arrangement may change before the Acquisition is completed which could adversely affect the consequences described herein, especially given that the Acquisition may not occur for more than seven years after the Initial Effective Date.

The Arrangement Agreement provides that Canopy Growth is permitted to alter the anticipated transaction structure under certain circumstances and/or that the consideration to be paid for the Acreage Shares could be modified if, for instance, Canopy Growth were acquired in a Canopy Growth Change of Control transaction during the pendency of the Canopy Growth Call Option. Any such alternative transaction or alternative consideration could cause the Acquisition to fail to qualify as a reorganization under Section 368(a) of the Code and result in a fully taxable transaction for the Shareholders.

U.S. Holders

Assuming that the Merger qualifies as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, the expected general U.S. federal income tax consequences of the Merger to U.S. Holders that own Acreage Shares are as follows:

•	A U.S. Holder that receives solely Canopy Growth Shares in the Merger (and did not receive any Option Premium) in exchange for its Acreage Shares should not recognize a gain or loss on the exchange.

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•	A U.S. Holder that received the Option Premium and that receives Canopy Growth Shares in exchange for Acreage Shares pursuant in the Plan of Arrangement and the Merger should recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Canopy Growth Shares and the Option Premium (reduced by any portion of the Option Premium previously included in income) received by such U.S. Holder exceeds such U.S. Holder’s tax basis in its Acreage Shares surrendered, and (2) the amount of such Option Premium (reduced by any Option Premium previously included in income) received by such U.S. Holder.

•	The adjusted tax basis of Canopy Growth Shares received in the Merger by a U.S. Holder should equal the aggregate adjusted tax basis such U.S. Holder had in the Acreage Shares surrendered in exchange for such Canopy Growth Shares, decreased by the amount of Option Premium received (reduced by any Option Premium previously included in income) pursuant to the Plan of Arrangement, and increased by the amount of gain recognized in the Merger (regardless of whether such gain is classified as capital gain, or as ordinary dividend income).

•	The holding period of the Canopy Growth Shares received in the Merger by a U.S. Holder should include the holding period of the Acreage Shares surrendered in exchange for the Canopy Growth Shares.

Where different blocks of Acreage Shares were acquired at different times or at different prices, the adjusted tax bases and holding periods of Canopy Growth Shares received in the Merger may be determined with reference to each block of Acreage Shares.

See the discussion below under the heading “Consequences if the Merger Were Treated as a Taxable Transaction for U.S. Federal Income Tax Purposes” regarding U.S. federal income tax consequences if the Merger does not qualify as a “reorganization” within the meaning of Sections 368(a) of the Code.

Non-U.S. Holders

If you are a Non-U.S. Holder who participates in the Plan of Arrangement and the Acquisition qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and meets the Section 367 Requirements, there should generally be no U.S. federal income tax consequences to you in respect of the Canopy Growth Shares received in the Acquisition. Any Non-U.S. Holder who recognizes gain as a result of the Plan of Arrangement (including with respect to the Option Premium) generally should not be subject to U.S. federal income tax unless (i) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or (ii) you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

In the case of a Non-U.S. Holder that is described in clause (i) above, any recognized gain should be subject to U.S. federal income tax at regular graduated rates, and if the Non-U.S. Holder is classified as a corporation for U.S. federal income tax purposes, it may also be subject to a U.S. branch profits tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on effectively connected earnings and profits, subject to certain adjustments. Such effectively connected income should not be subject to U.S. federal income tax withholding, however, if the Non-U.S. Holder furnishes a properly completed IRS Form W-8ECI (or a suitable successor form) to the person that otherwise would be required to withhold U.S. tax.

A Non-U.S. Holder that is described in clause (ii) above should be subject to a flat 30% tax on the recognized gain, which may be offset by U.S.-source capital losses (even if the Non-U.S. Holder is not considered a resident of the United States).

Acreage has represented that it is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(i)(A)(ii) of the Code. Acreage intends to provide, in connection with the Acquisition, a certificate stating that Acreage is not a U.S. real property holding corporation. If for any reason Acreage does not or cannot provide such a certificate and Acreage were treated as a U.S. real property holding corporation, then, notwithstanding the foregoing paragraphs, if a Non-U.S. Holder has held more than 5% of any class of Acreage Shares at any time during the five-year period ending on the date of the closing of the Acquisition, it is possible that the Non-U.S. Holder could be treated as realizing taxable gain or loss on the exchange of Acreage Shares for Canopy Growth Shares, in an amount equal to the difference between the sum of the value of the Canopy Growth Shares and any Option Premium received (reduced by any Option Premium previously included in income) and the Non-U.S. Holder’s aggregate tax basis in its Acreage Shares surrendered.

Fractional Shares

No fractional shares are to be issued to a Shareholder by Canopy Growth under the terms of the Plan of Arrangement. Instead, where the aggregate number of Canopy Growth Shares to be issued to a Shareholder would otherwise result in a fraction of a Canopy Growth Share being issuable, then the aggregate number of Canopy Growth Shares to be issued to such Shareholder shall be rounded down to the closest whole number and no compensation shall be payable to such Shareholder in lieu of any such fractional Canopy Growth Share.

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Payments Related to Dissent Rights

U.S. Holders

For U.S. federal income tax purposes, U.S. Holders that receive a payment for their Acreage Shares pursuant to the exercise of Dissent Rights will generally recognize capital gain or loss in an amount equal to the difference between the amount realized by the U.S. Holder (other than any portion of the payment that represents interest) and the U.S. Holder’s adjusted tax basis in its Acreage Shares. The gain or loss is determined separately for each block of Acreage Shares (i.e., Acreage Shares acquired at the same cost in a single transaction). Capital gains recognized by an individual upon the disposition of Acreage Shares that have been held for more than one year are generally eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

For U.S. federal income tax purposes, Non-U.S. Holders that receive a payment for their Acreage Shares pursuant to the exercise of Dissent Rights will generally recognize capital gain or loss in an amount equal to the difference between the amount realized by the Non-U.S. Holder (other than any portion of the payment that represents interest) and the Non-U.S. Holder’s adjusted tax basis in its Acreage Shares. Gain or loss is determined separately for each block of Acreage Shares (i.e., Acreage Shares acquired at the same cost in a single transaction). Any gain that is recognized on a disposition of Acreage Shares pursuant to the exercise of Dissent Rights by a Non-U.S. Holder will only be subject to U.S. federal income tax to the extent described above with respect to Non-U.S. Holders generally for gain recognized in connection with the Acquisition.

Interest Payment Related to Dissent Rights

A U.S. Holder or Non-U.S. Holder of Acreage Shares that receives payment pursuant to the exercise of Dissent Rights may also receive an amount of interest income. See “Dissenting Shareholders’ Rights.” Any such interest income that is received by a U.S. Holder will be subject to U.S. federal income tax at ordinary income rates. Any such interest income that is received by a Non-U.S. Holder should not be subject to U.S. federal income tax unless the interest income is effectively connected with the conduct of a trade or business (and, if a United States income tax treaty applies, is attributable to a permanent establishment maintained) within the United States by the Non-U.S. Holder, in which event the interest income will be subject to U.S. federal income tax at regular graduated rates. If the Non-U.S. Holder is classified as a corporation for U.S. federal income tax purposes, such income may also be subject to a U.S. branch profits tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) on effectively connected earnings and profits, subject to certain adjustments. Such effectively connected income will not be subject to U.S. federal income tax withholding; however, if the Non-U.S. Holder furnishes a properly completed IRS Form W-8ECI (or a suitable successor form) to the person that otherwise would be required to withhold U.S. tax. Interest income that is not effectively connected with the conduct of a United States trade or business will be subject to U.S. federal income tax withholding unless the Non-U.S. Holder furnishes a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable, or otherwise properly establishes an exemption.

Consequences if the Canopy Growth Call Option is not Treated as an Option

Canopy Growth and Acreage intend that, for U.S. federal income tax purposes, the payment of the Option Premium to Shareholders in exchange for the Canopy Growth Call Option, which provides Canopy Growth the right to acquire the Acreage Shares, will not be immediately includible in income by the Shareholders upon receipt. No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the payment or receipt of the Option Premium. There is no assurance that the IRS will agree with this position or a court would not sustain any challenge of this position by the IRS in the event of litigation. If the IRS successfully challenges the U.S. federal income tax treatment of the Option Premium, the payment of the Option Premium may be includible in the income of the Shareholders in the year of receipt.

Consequences if the Acquisition Were Treated as a Taxable Transaction for U.S. Federal Income Tax Purposes

U.S. Holders

If, notwithstanding the intent of Canopy Growth and Acreage, the Merger is treated for U.S. federal income tax purposes as a taxable transaction rather than as a “reorganization” within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, or if the Merger does not meet the Section 367 Requirements, the U.S. federal income tax consequences of the Plan of Arrangement and Merger to a U.S. Holder would be as described in the following two paragraphs. The treatment of the Merger as a reorganization is not certain because there is no authority directly on point dealing with relevant issues and there could be changes in facts, circumstances and Law prior to the Acquisition.

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If the Merger does not qualify as a reorganization, a U.S. Holder that receives Canopy Growth Shares in exchange for Acreage Shares in the Merger generally would recognize a capital gain or loss equal to the difference between sum of the fair market value of the Canopy Growth Shares and any Option Premium received (reduced by any portion of the Option Premium previously included in income) and the U.S. Holder’s adjusted tax basis in the Acreage Shares exchanged therefor. The gain or loss would be determined separately for each block of Acreage Shares (i.e., Acreage Shares acquired at the same cost in a single transaction). Capital gains recognized by an individual upon the disposition of Acreage Shares that have been held for more than one year are generally eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Even if the Acquisition is treated as a taxable transaction for U.S. federal income tax purposes, any gain recognized by a Non-U.S. Holder upon the exchange of Acreage Shares for Canopy Growth Shares and any Option Premium received by such Non-U.S. Holder will only be subject to U.S. federal income tax to the extent described above with respect to Non-U.S. Holders generally for gain recognized in connection with the Acquisition.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply with respect to payments to a U.S. Holder pursuant to the exercise of Dissent Rights. In addition, other payments of cash made to a U.S. Holder and exchanges of shares by a U.S. Holder for which capital gain or loss or other income may be recognized in connection with the Plan of Arrangement may be subject to information reporting and, in the case of payments of cash, “backup withholding” unless the U.S. Holder: (i) provides a correct taxpayer identification number and any other required information to the exchange agent, or (ii) is a corporation or comes within certain exempt categories and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment of tax. Any amounts withheld from a U.S. Holder under the backup withholding provisions may be credited against the U.S. federal income tax liability, if any, of the U.S. Holder, and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

A Non-U.S. Holder who provides an appropriate certification (such as an IRS Form W-8BEN or W-8BEN-E) to the applicable withholding agent attesting to its status as a non-U.S. Person and otherwise qualifies for exemption is not subject to the backup withholding and information reporting requirements.

U.S. Federal Income Tax Consequences Relating to Ownership and Disposition of Canopy Growth Shares by U.S. Holders

Passive Foreign Investment Company

Canopy Growth is not expected to be, for U.S. federal income tax purposes, a passive foreign investment company (“PFIC”), and it is expected that Canopy Growth will operate in such a manner so as not to become a PFIC, but this conclusion is a factual determination that is made annually and, thus, may be subject to change. If Canopy Growth is or becomes a PFIC, you could be subject to additional U.S. federal income taxes on gains recognized with respect to Canopy Growth Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. The remainder of this discussion assumes that Canopy Growth will not be treated as a PFIC for U.S. federal income tax purposes.

Distributions

Any distribution paid to a U.S. Holder on a share of Canopy Growth Shares will be treated for U.S. federal income tax purposes as a dividend to the extent of the current or accumulated earnings and profits of Canopy Growth that are attributable to that share of common stock. To the extent that the amount of any distribution paid to a U.S. Holder on a share of Canopy Growth Shares exceeds the current and accumulated earnings and profits of Canopy Growth attributable to that share of common stock, the distribution will be treated first, as a non-taxable return of capital (and will be applied against and reduce the U.S. Holder’s adjusted tax basis, but not below zero, in that share of stock) and second, as a capital gain. Any reduction in the adjusted tax basis of a share of common stock will increase any gain, or reduce any loss, recognized by the U.S. Holder upon the subsequent sale, redemption, or other taxable disposition of such share of common stock. For purposes of the remainder of this discussion, it is assumed that any distribution paid on the Canopy Growth Shares owned by a U.S. Holder will constitute a dividend for U.S. federal income tax purposes.

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In the case of a U.S. Holder that is a corporation, a dividend received by such a U.S. Holder on a share of Canopy Growth Shares may be eligible for a dividend-received deduction with respect to U.S. source portion of such dividends. The Code provides a dividends-received deduction for a dividend received from a specified 10-percent owned foreign corporation by a U.S. corporation with respect to the foreign-source portion of such dividend. However, these dividend-received deductions are generally disallowed in their entirety if the share of common stock with respect to which the dividend is paid is owned by the U.S. Holder for less than 46 days during the 91-day period beginning on the date which is 45 days before the date on which the share of common stock becomes ex-dividend with respect to such dividend.

A U.S. Holder that is a corporation should consider the effect of Section 246A of the Code, which reduces the dividend-received deduction allowed with respect to “debt-financed portfolio stock”. Furthermore, a U.S. Holder that is a corporation may be required to reduce its basis in Canopy Growth Shares as a result of the receipt of certain “extraordinary dividends”.

In the case of a U.S. Holder that is an individual, a dividend received by such a U.S. Holder on a share of Canopy Growth Shares generally will constitute “qualified dividend income” and will be subject to a reduced maximum U.S. federal income tax rate under current Law. This rate reduction will not apply to dividends received to the extent that the U.S. Holder elects to treat the dividends as “investment income” for purposes of calculating the U.S. Holder’s limitation on the deduction of “investment interest” expense. Furthermore, this rate reduction will also not apply to dividends that are paid to a U.S. Holder with respect to a share of Canopy Growth Shares that is owned by the U.S. Holder for less than 61 days during the 121-day period beginning on the date which is 60 days before the date on which the share of common stock becomes ex-dividend with respect to such dividend.

In general, for purposes of meeting the holding period requirements for both the dividend-received deduction and the “qualified dividend income” definition, the U.S. Holder may not count towards its holding period any period in which the U.S. Holder (i) has the option to sell, is under a contractual obligation to sell, or has made (and not closed) a short sale of Canopy Growth Shares, or substantially identical stock or securities, (ii) is a grantor of an option to buy Canopy Growth Shares, as the case may be, or substantially identical stock or securities, or (iii) otherwise has diminished its risk of loss by holding one or more other positions with respect to substantially similar or related property. Treasury Regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividend-received deduction as well as the benefit of the reduced maximum tax rate on “qualified dividend income” if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Subject to certain limitations, any Canadian tax withheld in accordance with the U.S. Treaty and paid over to Canada will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Canadian Law or under the U.S. Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Dispositions

In the case of a sale, redemption, or other taxable disposition of a Canopy Growth Share, a U.S. Holder should generally recognize capital gain or loss equal to the difference, if any, between the amount received and the U.S. Holder’s adjusted tax basis in Canopy Growth Share. A capital gain recognized by an individual upon a disposition of a share of Canopy Growth Shares that is held for more than one year is generally eligible for reduced rates of U.S. federal income taxation. The deductibility of a capital loss recognized upon a disposition of a share of Canopy Growth Shares is subject to limitations.

Tax on Net Investment Income

A 3.8% tax may be imposed on the “net investment income” of certain U.S. Holders that are individuals and on the undistributed “net investment income” of certain U.S. Holders that are estates and trusts. Among other items, “net investment income” generally includes dividends and certain net gains from the disposition of property (such as Canopy Growth Shares), less certain deductions.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply with respect to payments of dividends on Canopy Growth Shares to a U.S. Holder, and with respect to payments to a U.S. Holder of any proceeds from a disposition of Canopy Growth Shares. If you are a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, may apply to: (i) dividend payments or other taxable distributions made to you within the United States, and (ii) the payment of proceeds to you from the sale of Canopy Growth Shares effected at a U.S. office of a broker.

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In addition, a U.S. Holder may be subject to a backup withholding tax on payments with respect to a share of Canopy Growth Shares if the U.S. Holder fails to supply its correct taxpayer identification number in the manner required by applicable Law, fails to certify that it is not subject to the backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules.

Any amounts withheld from a U.S. Holder under the backup withholding provisions may be credited against the U.S. federal income tax liability, if any, of the U.S. Holder, and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences Relating to Ownership and Disposition of Canopy Growth Shares by Non-U.S. Holders

Distributions

If you are a Non-U.S. Holder, dividends paid to you in respect of Canopy Growth Shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate Non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Dispositions

If you are a Non-U.S. Holder, you will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of your Canopy Growth Shares unless (i) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis, or (ii) you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist. If you are a corporate Non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate

Backup Withholding and Information Reporting

If you are a Non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by a non-U.S. payor. Any payments of dividends on Canopy Growth Shares to a Non-U.S. Holder generally will not be subject to backup withholding and additional information reporting.

The payment to a Non-U.S. Holder of the proceeds of a disposition of Canopy Growth Shares by or through the U.S. office of a broker generally will not be subject to information reporting or backup withholding if the Non-U.S. Holder either certifies, under penalties of perjury, on a properly completed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or a suitable successor form) that it is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to the payment of the proceeds of a disposition of a share of Canopy Growth Shares by or through the foreign office of a foreign broker (as defined in applicable Treasury Regulations). Information reporting requirements (but not backup withholding) will apply, however, to a payment of the proceeds of the disposition of a share of Canopy Growth Shares by or through a foreign office of a U.S. broker or of a foreign broker with certain relationships to the United States, unless the broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the holder otherwise establishes an exemption.

Any amounts withheld from a Non-U.S. Holder under the backup (or other) withholding provisions may be credited against the U.S. federal income tax liability, if any, of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

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Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a 30% withholding tax on dividend payments made by a United States person to a foreign financial institution or non-financial foreign entity (including, in some cases, when a foreign financial institution or non-financial foreign entity is acting as an intermediary), and on the gross proceeds received by a foreign financial institution or non-financial foreign entity as a result of a sale or other disposition of shares of stock issued by a United States person, unless (i) in the case of a foreign financial institution, such institution enters into (or is deemed to have entered into) an agreement with the U.S. Treasury Department to withhold on certain payments, and to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The IRS has issued proposed regulations which have indefinitely suspended the application of FATCA on gross proceeds from the disposition of shares of stock, and accordingly, there should be no withholding on account of FACTA with respect to the receipt of consideration with respect to the disposition of Acreage Shares or Canopy Growth Shares while such proposed regulations are in effect.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it only addresses U.S. federal income tax and does not address any non-income tax or any foreign, state or local tax consequences. You should consult your own tax advisors concerning the U.S. federal income tax consequences of the Plan of Arrangement, including the Option Premium and the Merger, and the ownership of Canopy Growth Shares in light of your particular situation, as well as any consequences arising under the Laws of any other taxing jurisdiction.

AMENDMENT TO OMNIBUS INCENTIVE PLAN

Shareholders are being asked to approve an ordinary resolution (the “Omnibus Incentive Plan Resolution”) approving the amendment to the “Number of Shares Available for Awards” provision of the Omnibus Incentive Plan to increase the total number of Subordinate Voting Shares issuable and reserved for issuance thereunder to 15% of the number of issued and outstanding Subordinate Voting Shares from time to time, on an as converted to Subordinate Voting Shares basis.

Acreage is proposing to increase the maximum number of Subordinate Voting Shares issuable and reserved for issuance under the Omnibus Incentive Plan so as to permit it to continue to issue equity to its directors, officers and employees in order to properly incentivize such individuals and to align their incentives with those of Acreage and its Shareholders. Following the issuance of Acreage RSUs to the Key Individuals pursuant to the Lockup and Incentive Agreements, Acreage will have limited capacity to issue additional awards to directors, officers and employees unless the Omnibus Incentive Plan is amended in accordance with the Omnibus Incentive Plan Resolution. It is anticipated that the amendment to the Omnibus Incentive Plan will be beneficial and necessary to attract and retain individuals of a high caliber and motivate their performance to achieve Acreage’s strategic objectives.

Omnibus Incentive Plan Resolution

At the Meeting, Shareholders will be asked to consider, and if thought advisable, approve the resolutions substantially in the form noted below to approve the Omnibus Incentive Plan Resolution.

BE IT RESOLVED as an ordinary resolution that:

1.	the Company’s Omnibus Incentive Plan be amended by deleting Section 5 from the Omnibus Incentive Plan in its entirety and replacing it with the following:

“Number of Shares Available for Awards. Subject to adjustment as provided in Section 5(a), the number of Subordinate Voting Shares issuable pursuant to Awards that may be granted under the Plan shall be equal to 15% of the number of issued and outstanding Subordinate Voting Shares from time to time, on a Converted Basis (the “Share Pool”). Subject to applicable Law, the requirements of the Exchange and any shareholder or other approval which may be required, the Administrator may in its discretion amend the Plan to increase such limit without notice to any Participants.”

2.	any one (or more) director or officer of the Company is, hereby authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.

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In order to be passed, the foregoing ordinary resolution must be approved by a simple majority of votes cast by Shareholders entitled to vote who are represented in person or by proxy at the Meeting. Unless otherwise directed in properly completed forms of proxy, it is the intention of the individuals named in the enclosed form of proxy to vote FOR the Omnibus Incentive Plan Resolution. If you do not specify how you want your Acreage Shares to be voted at the Meeting, the Persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Meeting FOR the Omnibus Incentive Plan Resolution.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the Persons named in the form of proxy to vote the Acreage Shares represented thereby in accordance with their best judgment on such matter.

EXPERTS

Each of Canaccord and INFOR Financial are named as having prepared or certified a report, statement or opinion in this Circular, specifically the Canaccord Genuity Opinion and the INFOR Financial Opinion, respectively. See “The Arrangement – Canaccord Genuity Opinion” and “The Arrangement – INFOR Financial Opinion”. Except for the fees to be paid to each of Canaccord and INFOR Financial, to the knowledge of Acreage, none of Canaccord, INFOR Financial their respective directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of Acreage or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of Acreage or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Acreage or any associate or affiliate thereof.

Certain legal matters in connection with the Arrangement have been reviewed and passed upon, on behalf of Acreage, by DLA Piper (Canada) LLP with respect to Canadian Law, and by Cozen O’Connor P.C., with respect to U.S. Law. None of DLA Piper (Canada) LLP, Cozen O’Connor P.C. their respective directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of Acreage or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of Acreage or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Acreage or any associate or affiliate thereof.

MNP LLP have been the auditors of Acreage since November 14, 2018 and are independent of Acreage in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. The consolidated financial statements of Acreage for the year ended December 31, 2018 incorporated by reference in this Circular have been audited by MNP LLP, as stated in their report which is also incorporated herein by reference.

KPMG LLP are the current auditors of Canopy Growth and are independent of Canopy Growth in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. Deloitte LLP was the auditor of Canopy Growth for the years ended March 31, 2018 and 2017 and as of June 27, 2018, and throughout the period covered by the financial statements of Canopy Growth on which they reported, Deloitte LLP was independent with respect to Canopy Growth within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any Person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year or of any associate or affiliate of any such Persons, in any matter to be acted upon at the Meeting.

See “The Arrangement – Interests of Certain Persons in the Arrangement” and “Securities Law Matters – Canadian Securities Laws”.

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INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of Acreage’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2018, indebted to Acreage or any of the Subsidiaries of Acreage in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of Acreage or any of the Subsidiaries of Acreage.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein, no informed person of Acreage, or any associate or affiliate of any informed person of Acreage has any material interest, direct or indirect, in any transaction within Acreage’s three most recently completed financial years or in any proposed transaction which has materially affected or would materially affect Acreage. An “informed person” means (i) a director or executive officer of a reporting issuer; (ii) a director or executive officer of a person or company that is itself an informed person or Subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and (iii) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

See “The Arrangement – Interests of Certain Persons in the Arrangement” and “Securities Law Matters – Canadian Securities Laws”.

STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides securityholders of Acreage with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

ADDITIONAL INFORMATION

Additional information relating to Acreage can be found on SEDAR at www.sedar.com. Financial and other information is provided in Acreage’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2018 can be found on SEDAR at www.sedar.com and will be sent without charge to any securityholder upon request to the Corporate Secretary of Acreage at 366 Madison Avenue, 11th Floor, New York, New York, 10017.

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APPROVAL OF BOARD

The contents of this Circular and delivery of it to each director of Acreage, to the auditors of Acreage and to the Shareholders of Acreage entitled to notice of the Meeting, have been approved by the directors of Acreage.

DATED at New York, New York this 17th day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Kevin P. Murphy”
Kevin P. Murphy Chairman and Chief Executive Officer

CONSENT OF CANACCORD GENUITY CORP.

To:	The Board of Directors of Acreage Holdings, Inc.

We refer to the fairness opinion dated April 17, 2019 (the “Canaccord Genuity Opinion”) which we prepared for the Board of Directors of Acreage Holdings, Inc. (“Acreage”) in connection with the plan of arrangement involving Acreage and Canopy Growth Corporation (“Canopy Growth”). We consent to the filing of the Canaccord Genuity Opinion with the securities regulatory authorities, the inclusion of summaries of the Canaccord Genuity Opinion as well as copies of the Canaccord Genuity Opinion in this Circular, and all references to the Canaccord Genuity Opinion in this Circular.

(Signed) “Canaccord Genuity Corp.”

CANACCORD GENUITY CORP.

Toronto, Ontario May 17, 2019

CONSENT OF INFOR FINANCIAL INC.

To:	The Board of Directors of Acreage Holdings, Inc.

We refer to the fairness opinion dated April 17, 2019 (the “INFOR Financial Opinion”) which we prepared for the Special Committee of the Board of Directors of Acreage Holdings, Inc. (“Acreage”) in connection with the plan of arrangement involving Acreage and Canopy Growth Corporation (“Canopy Growth”). We consent to the filing of the INFOR Financial Opinion with the securities regulatory authorities, the inclusion of summaries of the INFOR Financial Opinion as well as copies of the INFOR Financial Opinion in this Circular, and all references to the INFOR Financial Opinion in this Circular.

(Signed) “INFOR Financial Inc.”

INFOR FINANCIAL INC.

Toronto, Ontario May 17, 2019

APPENDIX “A”

GLOSSARY OF TERMS

In this Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below and grammatical variations thereof shall have the corresponding meanings.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Acreage and a third party other than Canopy Growth: (i) that is entered into in accordance with the non-solicitation provisions of the Arrangement Agreement; and (ii) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement, including, without limitation, a standstill provision that only permits the third party to, either alone or jointly with others, make an Acquisition Proposal to the Acreage Board that is not publicly announced.

“Acquisition” means the acquisition by Canopy Growth of the issued and outstanding Acreage Shares following the exercise or deemed exercise of the Canopy Growth Call Option, pursuant to and in accordance with the Plan of Arrangement.

“Acquisition Closing Conditions” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement.

“Acquisition Closing Outside Date” means the Acquisition Expiry Date, or, if (i) the Canopy Growth Call Option is exercised, or (ii) a Triggering Event Date occurs prior to the Acquisition Expiry Date, the date that is 12 months following such exercise of the Canopy Growth Call Option or Triggering Event Date, as applicable; provided that:

(a)	if the exercise of the Canopy Growth Call Option or Triggering Event Date has occurred prior to the Acquisition Expiry Date and the reason the Acquisition Effective Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Regulatory Approvals included in the Acquisition Closing Conditions (which, for certainty, does not include those Regulatory Approvals, the failure of which to obtain would not reasonably be expected to have an Acreage Material Adverse Effect) have not been satisfied or waived and, at such Acquisition Closing Outside Date, the Party responsible for obtaining such outstanding Regulatory Approvals is continuing to use good faith reasonable commercial efforts to obtain such Regulatory Approvals and there is a reasonable prospect that such Regulatory Approvals will be received, then the Acquisition Closing Outside Date shall automatically be extended to the date that is two Business Days following the date all such outstanding Regulatory Approvals are received or waived; or

(b)	if the exercise of the Canopy Growth Call Option or Triggering Event Date has occurred prior to the Acquisition Expiry Date and the reason the Acquisition Effective Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Purchaser Acquisition Closing Conditions (as such term is defined in the Arrangement Agreement) included in the Acquisition Closing Conditions have not been satisfied or waived, then the Acquisition Closing Outside Date shall automatically be extended to the date that is the earliest of (i) two Business Days following the date all such outstanding Purchaser Acquisition Closing Conditions are satisfied or waived, or (ii) the date on which Canopy Growth, acting reasonably, determines that there is no longer a reasonable prospect that such outstanding Purchaser Acquisition Closing Conditions will be satisfied or waived.

“Acquisition Effective Date” means the date specified in a Canopy Growth Call Option Exercise Notice or Triggering Event Notice delivered in accordance with the terms of the Canopy Growth Call Option on which the closing of the purchase and sale pursuant to the Canopy Growth Call Option of the Acreage Shares in respect of which a Canopy Growth Call Option is granted under the Plan of Arrangement, is to occur; provided that, notwithstanding the foregoing, if the Acquisition Closing Conditions are not satisfied or waived prior to such date, the Acquisition Effective Date shall automatically be extended, without any further action by any Person, to the date that is two Business Days following the satisfaction or waiver of the Acquisition Closing Conditions; provided further that under no circumstances shall the Acquisition Effective Date be a date that is after the Acquisition Closing Outside Date.

“Acquisition Effective Time” means 12:01 a.m. (PDT) on the Acquisition Effective Date, or such other time on the Acquisition Effective Date as the Parties agree to in writing before the Acquisition Effective Date.

“Acquisition Expiry Date” means the date that is 90 months following the Initial Effective Date.

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“Acquisition Interim Period” means the period from the Announcement Date until the earlier of the Acquisition Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms.

“Acquisition Proposal”  means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving the Company and/or one or more of its wholly-owned Subsidiaries, any: (a) offer, proposal or inquiry (written or oral) from any Person or group of Persons other than Canopy Growth (or any affiliate of Canopy Growth) after the Announcement Date relating to: (i) any sale or disposition (or any alliance, joint venture, lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets of Acreage, or contributing 20% or more of the consolidated revenue of Acreage, in each case based on the financial statements of Acreage most recently filed prior to such time under the profile of Acreage on SEDAR since September 21, 2018, or of 20% or more of the issued and outstanding voting or equity securities of Acreage on a Converted Basis (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of Acreage (including securities convertible or exercisable or exchangeable for voting, equity or other securities of Acreage or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving Acreage or any of its Subsidiaries (except that this clause (iii) shall in no way preclude or restrict Acreage from incorporating a Subsidiary which may be party to a merger under which such newly incorporated Subsidiary will acquire a corporation or a limited liability company in exchange for the issue by Acreage of Acreage Shares or by High Street of High Street Units) if such acquisitions are otherwise permitted under the Arrangement Agreement; or (iv) any other similar transaction or series of transactions involving Acreage or any of its Subsidiaries; (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing; (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement; or (d) any transaction or agreement which would reasonably be expected to materially impede or delay the completion of the Arrangement.

“Acquisition Regulatory Approvals” means all Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the Acquisition, including, but not limited to:

(a)	any filings required by the HSR Act and any applicable foreign investment and competition Law approvals in Canada, the United States and elsewhere;

(b)	the approval from the stock exchange(s) on which the Consideration Shares are listed to permit Canopy Growth to acquire all of the issued and outstanding Acreage Shares; and

(c)	the approval from the stock exchange(s) on which the Consideration Shares are listed, for the listing of the Consideration Shares, and any Canopy Growth Shares issuable upon the exercise of Replacement Options, Replacement RSUs and Replacement Compensation Options.

“Acreage” or the “Company” means Acreage Holdings, Inc., a corporation existing under the Laws of the Province of British Columbia.

“Acreage AIF” has the meaning ascribed thereto under the heading “Risk Factors”.

“Acreage Board” means the board of directors of Acreage as the same is constituted from time to time.

“Acreage Canadian Shareholder” means a Person (other than Canopy Growth or an affiliate of Canopy Growth) who is a Shareholder at the Acquisition Effective Time and who has indicated in the Letter of Transmittal (or in such other document or form, or in such other manner, as may be specified in the Circular) that the Shareholder is (i) resident in Canada for purposes of the Tax Act, or (ii) a “Canadian partnership” as defined in the Tax Act.

“Acreage Compensation Option Holders” means the registered holders of Acreage Compensation Options.

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“Acreage Compensation Options” means the outstanding compensation options to purchase Acreage Shares and the warrants entitling the holders thereof to acquire Acreage Shares.

“Acreage Disclosure Letter” means the disclosure letter dated April 18, 2019 executed by Acreage and delivered to Canopy Growth concurrently with the Arrangement Agreement.

“Acreage Holders” means, collectively, the Shareholders, High Street Holders and USCo2 Holders.

“Acreage Locked-Up Shareholders” means all of the directors and senior officers of Acreage.

“Acreage Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, results of operations, assets, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of Acreage and its Subsidiaries, taken as a whole, but shall not include any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)	any change in global, national or regional political conditions (including military action and the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial, banking or capital markets;

(b)	general conditions in the industry or markets in which Acreage or its Subsidiaries operate;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in GAAP or interpretation of GAAP applicable to Acreage;

(e)	any natural disaster;

(f)	the failure by Acreage to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that the cause underlying any such failure may be taken into account in determining whether an Acreage Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

(g)	the announcement or disclosure of the Arrangement Agreement, including any drop in the market price of Subordinate Voting Shares and any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Acreage or its Subsidiaries with Acreage’s employees, customers, suppliers, partners and other Persons with which Acreage or any of its Subsidiaries has business relations;

(h)	compliance with the Arrangement Agreement and any action taken (or omitted to be taken) by Acreage that is consented to by Canopy Growth expressly in writing;

(i)	any matter which has been disclosed by Acreage in the Acreage Disclosure Letter;

(j)	any actions taken (or omitted to be taken) upon the written request of Canopy Growth; or

(k)	any change in the market price or trading volume of any securities of Acreage (it being understood that the causes underlying such change in market price may be taken into account in determining whether an Acreage Material Adverse Effect has occurred), provided, however, that with respect to clauses (a) through to and including (e), such matter does not have a materially disproportionate effect on Acreage and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry or markets in which Acreage and/or its Subsidiaries operate, and unless expressly provided in any particular section of the Arrangement Agreement, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether an Acreage Material Adverse Effect has occurred.

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“Acreage Non-U.S. Shareholder” means a Shareholder (other than Canopy Growth or an affiliate of Canopy Growth) that is not an Acreage U.S. Shareholder.

“Acreage Optionholders” means the registered holders of Acreage Options.

“Acreage Option In-The-Money Amount” in respect of an Acreage Option means the amount, if any, determined immediately before the Acquisition Effective Time, by which the total Fair Market Value of the Subordinate Voting Shares that a holder is entitled to acquire on exercise of the Acreage Option, exceeds the aggregate exercise price to acquire such Subordinate Voting Shares at that time.

“Acreage Options” means the outstanding options of the Company, whether or not vested, entitling the holders thereof to receive Subordinate Voting Shares pursuant to the Omnibus Incentive Plan.

“Acreage Projections” has the meaning ascribed thereto under the heading “Risk Factors - Risks Related to the Arrangement - Financial Projections”.

“Acreage RSU Holders” means the registered holders of Acreage RSUs.

“Acreage RSUs” means the outstanding restricted share units of Acreage issued pursuant to the Omnibus Incentive Plan.

“Acreage Securities” means, collectively, Acreage Shares, Acreage Options, Acreage RSUs and Acreage Compensation Options.

“Acreage Shareholder Approval” means the requisite approval of the Arrangement Resolution by: (i) at least 66⅔% of the votes cast by holders of Subordinate Voting Shares, Proportionate Voting Shares and  Multiple Voting Shares, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (ii) a simple majority of votes cast by holders of Subordinate Voting Shares, Proportionate Voting Shares, present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class, excluding votes cast by any “interested party”, any “related party” of an “interested party” or any “joint actor” (as such terms are defined in MI 61-101).

“Acreage Shares” means the Subordinate Voting Shares, Proportionate Voting Shares and  Multiple Voting Shares.

“Acreage Special Committee” means the committee of independent directors formed by the Acreage Board to consider the Arrangement.

“Acreage Subject Shares” has the meaning ascribed thereto under the heading “Transaction Agreements – The Voting and Support Agreements”.

“Acreage U.S. Shareholder” means a Shareholder (other than Canopy Growth, an affiliate of Canopy Growth or an Acreage Canadian Shareholder) that is a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“affiliate” has the meaning ascribed thereto in NI 45-106.

“Aggregate Option Premium” means US$300,000,000.

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

“Alternate Consideration” has the meaning ascribed thereto under the heading “The Arrangement – Arrangement Mechanics”.

“Alternative Transaction” means a transaction (such as a formal take-over bid or amalgamation) whereby Canopy Growth or its affiliates would effectively acquire all of the Acreage Shares within approximately the same time periods and on the same economic terms, including without limitation a share exchange ratio being no less than the Exchange Ratio, and other terms and conditions (including tax treatment) and having consequences to the Company and its securityholders, including the High Street Holders and the USCo2 Holders, which are substantially equivalent to or better than those contemplated by the Arrangement.

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“Amending Agreement” means the first amendment to the Arrangement Agreement dated as of May 15, 2019 between Canopy Growth and Acreage, including all schedules annexed thereto, as the same may be amended, varied or supplemented from time to time in accordance with the terms thereof.

“Announcement Date” means April 18, 2019, being the date that Acreage announced the entering into of the Arrangement Agreement.

“Applied Inventions” means Applied Inventions Management Corp., the predecessor of the Company.

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Canopy Growth and Acreage, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of April 18, 2019 among Canopy Growth and Acreage, as amended by the Amending Agreement, as the same may be further amended, varied or supplemented from time to time in accordance with the terms thereof.

“Arrangement Filings” means the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order.

“Arrangement Issued Securities” means all securities (other than the Mergeco Subordinate Voting Shares) to be issued pursuant to the Plan of Arrangement, including, for the avoidance of doubt, the Subordinate Voting Shares issued on conversion of the Proportionate Voting Shares and the Multiple Voting Shares, all Canopy Growth Shares issued in exchange for the Subordinate Voting Shares and the Replacement Securities.

“Arrangement Regulatory Approvals” means:

(a)	the grant of the Interim Order and the Final Order; and

(b)	in relation to Acreage, the approval of the CSE in respect of the Arrangement.

“Arrangement Resolution” means the special resolution approving the Arrangement Agreement and the Plan of Arrangement to be considered at the Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement.

“as converted to Subordinate Voting Shares basis” includes the conversion of the Proportionate Voting Shares and Multiple Voting Shares and the redemption or exchange, as applicable, on a 1:1 basis of the High Street Units and USCo2 Shares into Subordinate Voting Shares.

“associate” has the meaning ascribed to such term in the Securities Act.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“BCBCA” means the Business Corporations Act (British Columbia).

“BC Tweed” means BC Tweed Joint Venture Inc., a wholly-owned Subsidiary of Canopy Growth existing under the federal Laws of Canada.

“BI” means Bedrocan International BV, a corporation existing under the Laws of the Netherlands.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver, British Columbia or New York, New York as the context requires.

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“C3” means C3 Cannabinoid Compound Company, a wholly-owned Subsidiary of Canopy Growth existing under the Laws of Germany.

“Canaccord Genuity” means Cannacord Genuity Corp., financial advisor to Acreage.

“Canaccord Genuity Engagement Agreement” means the engagement letter between the Company and Canaccord Genuity dated April 16, 2019.

“Canaccord Genuity Opinion” means the opinion of Canaccord Genuity to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, limitations considered and qualifications set forth therein, the Option Premium and Consideration Shares to be received under the Arrangement by the Shareholders, as contemplated under the Arrangement Agreement, is fair, from a financial point of view, to the Shareholders (other than Canopy Growth).

“Canadian Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Canadian Securities Laws” means the Securities Act, together with all other applicable federal and provincial Securities Laws and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the CSE.

“Canindica” means Canindica Capital Ltd., a wholly-owned Subsidiary of Canopy LATAM existing under the Laws of the Bahamas.

“Cannabis Act” has the meaning ascribed thereto in Appendix “I” under the heading “General”.

“Canopy Growth” means Canopy Growth Corporation, a corporation organized under the Laws of Canada.

“Canopy Growth AIF” has the meaning ascribed thereto in Appendix “I” under the heading “Canopy Growth Documents Incorporated by Reference”.

“Canopy Growth Amended and Restated MD&A” has the meaning ascribed thereto in Appendix “I” under the heading “Canopy Growth Documents Incorporated by Reference”.

“Canopy Growth Annual Financial Statements” has the meaning ascribed thereto in Appendix “I” under the heading “Canopy Growth Documents Incorporated by Reference”.

“Canopy Growth Approved Share Threshold” means 58,000,000 Acreage Shares, including for greater certainty any securities issued by the Company or High Street that are convertible, exchangeable, redeemable, retractable or exercisable for or into Acreage Shares but excluding for greater certainty: (i) 51,519,116 Subordinate Voting Shares which were issued and outstanding as of the Announcement Date; (ii) 72,494,566 Subordinate Voting Shares which may be issued by the Company upon the conversion, exchange or exercise of Proportionate Voting Shares, Multiple Voting Shares, High Street Units, Acreage Options, Acreage Compensation Options, Acreage RSUs and USCo2 Shares, which were issued and outstanding as of the Announcement Date; (iii) an aggregate of up to 5,221,905 Subordinate Voting Shares in respect of certain potential acquisitions; and (iv) an aggregate of up to 1,000,000 Acreage RSUs issuable to holders of unvested Acreage Options, unvested Acreage RSUs and unvested Profit Interests (which Acreage RSU issuances are intended to form part of the Make-Whole Grant).

“Canopy Growth Board” means the board of directors of Canopy Growth as the same is constituted from time to time.

“Canopy Growth Call Option” means the option to be granted in the Articles of Acreage as altered pursuant to the Arrangement by each Shareholder to Canopy Growth to acquire all of such Shareholder’s Acreage Shares at the Acquisition Effective Time in accordance with the Plan of Arrangement.

“Canopy Growth Call Option Exercise Notice” means a notice in writing, substantially in the form of Exhibit C to the Plan of Arrangement, delivered by Canopy Growth to the Depositary (with a copy to Acreage) stating that Canopy Growth is exercising its rights pursuant to the Canopy Growth Call Option to acquire all (but not less than all) of the Acreage Shares, and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Canopy Growth Call Option Exercise Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Acreage Shares pursuant to the Canopy Growth Call Option is to occur, subject to the satisfaction or waiver, as applicable, of the Acquisition Closing Conditions.

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“Canopy Growth Change of Control” means any business consolidation, amalgamation, arrangement, merger, redemption, compulsory acquisition or similar transaction of or involving Canopy Growth, or a sale or conveyance of all or substantially all of the assets of Canopy Growth to any other body corporate, trust, partnership or other entity, but excluding, for greater certainty, any transactions involving Canopy Growth and one or more of its Subsidiaries.

“Canopy Growth Equity Incentive Plan” means the Amended and Restated Omnibus Incentive Plan of Canopy Growth as approved by Canopy Growth Shareholders on July 30, 2018, as the same may be amended, supplemented or restated in accordance therewith, prior to the Acquisition Effective Time.

“Canopy Growth Exchangeable Shares” has the meaning ascribed thereto in Appendix “I” under the heading “Recent Developments”.

“Canopy Growth Indenture” has the meaning ascribed thereto in Appendix “I” under the heading “Recent Developments”.

“Canopy Growth Interim Financial Statements” has the meaning ascribed thereto in Appendix “I” under the heading “Canopy Growth Documents Incorporated by Reference”.

“Canopy Growth Key Personnel” has the meaning ascribed thereto in Appendix “I” under the heading “Risk Factors – Dependence upon Key Management Personnel”.

“Canopy Growth Locked-Up Shareholders” means the Canopy Growth Non-Abstaining Directors and each of the following officers of Canopy Growth: the Chairman and Co-Chief Executive Officer; the President and Co-Chief Executive Officer; the Executive Vice-President and Chief Financial Officer; the Chief Legal Officer; and the Executive Vice-President.

“Canopy Growth Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or would reasonably be expected to be material and adverse to the business, results of operations, assets, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of Canopy Growth and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)	any change in global, national or regional political conditions (including military action and the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial, banking or capital markets;

(b)	general conditions in the industry or markets in which Acreage or its Subsidiaries operate;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in GAAP or interpretation of GAAP applicable to Canopy Growth;

(e)	any natural disaster;

(f)	the failure by Canopy Growth to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that the cause underlying any such failure may be taken into account in determining whether a Canopy Growth Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

(g)	the announcement or disclosure of the Arrangement Agreement, including any drop in the market price of the Canopy Growth Shares and any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Canopy Growth or its Subsidiaries with Canopy Growth’s employees, customers, suppliers, partners and other Persons with which Canopy Growth or any of its Subsidiaries has business relations;

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(h)	compliance with the Arrangement Agreement and any action taken (or omitted to be taken) by Canopy Growth that is consented to by Acreage expressly in writing;

(i)	any actions taken (or omitted to be taken) upon the written request of Acreage; or

(j)	any change in the market price or trading volume of any securities of Canopy Growth (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Canopy Growth Material Adverse Effect has occurred), provided, however, that with respect to clauses (a) through to and including (e), such matter does not have a materially disproportionate effect on Canopy Growth and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry or markets in which Canopy Growth and/or its Subsidiaries operate.

“Canopy Growth Meeting” means the special meeting of Canopy Growth Shareholders, including any adjournment or postponement thereof, to be called to consider the Canopy Growth Shareholder Resolution.

“Canopy Growth Notes” has the meaning ascribed thereto in Appendix “I” under the heading “Recent Developments”.

“Canopy Growth Non-Abstaining Directors” means, collectively, Bruce Linton, John K. Bell and Peter E. Stringham.

“Canopy Growth Projections” has the meaning ascribed thereto under the heading “Risk Factors - Risks Related to the Arrangement - Financial Projections”.

“Canopy Growth Share Consideration” means the number of Canopy Growth Shares issuable per Subordinate Voting Share in accordance with the Plan of Arrangement and based on the Exchange Ratio in effect immediately prior to the Acquisition Effective Time.

“Canopy Growth Shareholder Approval” means the requisite approval of the Canopy Growth Shareholder Resolution by not less than a simple majority of the votes cast on the Canopy Growth Shareholder Resolution by holders of Canopy Growth Shares present in person or represented by proxy and entitled to vote at the Canopy Growth Meeting, excluding the votes cast in respect of Canopy Growth Shares held by the CBG Group.

“Canopy Growth Shareholder Resolution” means the ordinary resolutions to be considered at the Canopy Growth Meeting approving (i) the issuance by Canopy Growth of the Canopy Growth Shares pursuant to the Plan of Arrangement (ii) the amendments to the Canopy Growth Warrants pursuant to the terms of the Consent Agreement, and (iii) the issuance by Canopy Growth of the Top-Up Shares, pursuant to the terms of the New Investor Rights Agreement, substantially in the form set forth in Appendix A attached to the management information circular of Canopy Growth.

“Canopy Growth Shareholders” means the holders of Canopy Growth Shares.

“Canopy Growth Share” means a common share in the capital of Canopy Growth.

“Canopy Growth Subco” means 1208640 B.C. Ltd., a wholly-owned direct Subsidiary of Canopy Growth incorporated under the BCBCA for the purposes of completing the Merger.

“Canopy Growth Subco Share” means a common share in the capital of Canopy Growth Subco.

“Canopy Growth Subject Shares” has the meaning ascribed thereto under the heading “The Arrangement - Constellation Brands Amendments – Canopy Growth Voting and Support Agreements”.

“Canopy Growth Voting and Support Agreements” means, collectively, the voting and support agreements dated April 18, 2019 between CBG and each of the Canopy Growth Locked-Up Shareholders setting forth the terms and conditions upon which the Canopy Growth Locked-Up Shareholders have agreed, among other things, to vote their Canopy Growth Shares in favour of the Canopy Growth Shareholder Resolution.

“Canopy Growth Warrants” means, collectively, the Tranche A Warrants and Tranche B Warrants.

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“Canopy LATAM” means Canopy LATAM Corporation, a wholly-owned Subsidiary of Canopy existing under the federal Laws of Canada.

“CBCA” means the Canada Business Corporations Act.

“CBD” means cannabidiol.

“CBG” means CBG Holdings LLC, a limited liability company existing under the Laws of the State of Delaware.

“CBG Amendments” means the amendments to the terms of the 88,472,861 issued and outstanding Tranche A warrants and the 51,272,592 issued and outstanding Tranche B warrants of Canopy Growth held by CBG pursuant to the terms of the Consent Agreement.

“CBG Group” means, collectively, CBG and GCILP.

“CBG Investment” has the meaning ascribed thereto in Appendix “I” under the heading “Canopy Documents Incorporated by Reference”.

“CBP” means Customs and Border Protection.

“Change in Recommendation” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Termination of Arrangement Agreement”.

“CHI” means Canopy Health Innovations Inc., a wholly-owned Subsidiary of Canopy Growth existing under the federal Laws of Canada.

“Circular” means the Notice of Meeting and accompanying management information circular, including all schedules, appendices and exhibits hereto, and information incorporated by reference herein, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time.

“Coattail Agreement” has the meaning ascribed thereto under the heading “Voting Securities And Principal Holders Thereof”.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Membership Units” means the common membership units in the capital of High Street outstanding from time to time, other than common membership units held by USCo and USCo2.

“Confidentiality Agreement” means the confidentiality agreement between the Company and Canopy Growth dated March 19, 2019.

“Consent Agreement” means the consent agreement dated April 18, 2019 between CBG and Canopy Growth.

“Consideration” means, collectively, the Option Premium and Consideration Shares which Shareholders, High Street Holders and USCo2 Holders are entitled to receive in connection with or pursuant to, and subject to the terms and conditions of, the Plan of Arrangement.

“Consideration Shares” means (i) Canopy Growth Shares to be received by holders of Acreage Shares (other than Canopy Growth, any affiliate of Canopy Growth and any Dissenting Shareholder) pursuant to the Plan of Arrangement, or (ii) following a Canopy Growth Change of Control, such other securities comprising the number of shares or other securities or property (including cash) that such Acreage Holder would have been entitled to receive on such Canopy Growth Change of Control had he, she or it been the registered holder of the number of Canopy Growth Shares he, she or it would have been entitled to receive prior to the effective time of the Canopy Growth Change of Control.

“Constellation Brands” means Constellation Brands, Inc.

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“Controlled Substances Act” means the Controlled Substances Act, 21 USC 801 et seq. (including any implementing regulations and schedules in effect at the relevant time).

“Controlling Individual” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“Converted Basis” means the aggregate number of Subordinate Voting Shares issued and outstanding assuming the conversion of the Proportionate Voting Shares and the Multiple Voting Shares.

“Convertible Securities” means any options, warrants or other convertible securities issued by the Company or High Street.

“Court” means the Supreme Court of British Columbia.

“CRA” means the Canada Revenue Agency.

“Credit Amount” has the meaning ascribed thereto under the heading “The Arrangement - Constellation Brands Amendments – Other Matters under the Consent Agreement”.

“CSE” means Canadian Securities Exchange.

“Current Locked-Up Securities” has the meaning ascribed thereto under the heading “Transaction Agreements – Lockup and Incentive Agreements”.

“Depositary” means Computershare Trust Company of Canada, or any other depositary or trust company, bank or financial institution as Canopy Growth may appoint to act as depositary with the approval of Acreage, acting reasonably, for the purpose of, among other things, exchanging certificates representing Acreage Shares for Consideration Shares in connection with the Acquisition.

“Dissent Payments” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Dissent Rights.”

“Dissent Rights” means the rights of dissent of Shareholders in respect of the Arrangement Resolution as contemplated in the Plan of Arrangement.

“Dissenting Shares” means the Acreage Shares in respect of which a Dissenting Shareholder dissents.

“Dissenting Shareholder” means a registered Shareholder who has validly exercised Dissent Rights in respect of the Arrangement Resolution in accordance with the Plan of Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Acreage Shares in respect of which Dissent Rights are validly exercised by such Shareholder.

“DOJ” means the United States Department of Justice.

“DPSP” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“ebbu” means ebbu Inc., a corporation existing under the Laws of the State of Delaware.

“EBITDA” means earnings before interest, tax, depreciation and amortization.

“Elected Amount” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Acreage Shares for Canopy Growth Shares Pursuant to the Exercise of the Canopy Growth Call Option – Exchange of Acreage Shares - With Joint Tax Election”.

“Eligible Holder” means a beneficial holder of Acreage Shares that is: (i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act.

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“Exchange Ratio” means 0.5818 of a Canopy Growth Share to be issued by Canopy Growth for each one Subordinate Voting Share exchanged pursuant to the Acquisition, provided that, if the aggregate number of Subordinate Voting Shares on a fully diluted basis at the Acquisition Effective Time is greater than 188,235,587 Subordinate Voting Shares on a Fully Diluted Basis, and Canopy Growth has not provided written approval for the issuance of such additional Acreage Securities, the Exchange Ratio shall be the fraction, calculated to six decimal places, determined by the formula A x B/C, where:

“A” equals 0.5818,

“B” equals the current number of Subordinate Voting Shares on a Fully Diluted Basis as increased for the issuance of Acreage Securities in accordance with the Canopy Growth Approved Share Threshold, and

“C” equals the aggregate number of Subordinate Voting Shares on a Fully Diluted Basis at the Acquisition Effective Time,

in each case subject to adjustment in accordance with the Arrangement Agreement; provided that in the event of a Payout, the Exchange Ratio shall be decreased and the two references to 0.5818 above shall instead refer to the number determined by the formula (D - E) / (F x G), where:

“D” equal 0.5818 x F x G

“E” equals the Payout, and

“F” equals the aggregate number of Subordinate Voting Shares on a Fully Diluted Basis at the Acquisition Effective Time

“G” equals the Fair Market Value of the Canopy Growth Shares immediately prior to the Acquisition Effective Time.

“Exchange Ratio Adjustment Event” has the meaning ascribed thereto under the heading “Procedures for Payment of Aggregate Option Premium and Canopy Growth Share Consideration – Adjustment of Consideration – Exchange Ratio Adjustment Event.”

“Excluded Shareholder” means Canopy Growth, any affiliate of Canopy Growth and any Dissenting Shareholder.

“Expense Reimbursement Fee” means US$4 million.

“Fair Market Value” means the volume weighted average trading price of the Subordinate Voting Shares on the CSE (or other recognized stock exchange on which the  Subordinate Voting Shares are primarily traded) for the five trading day period immediately prior to the Acquisition Effective Date.

“FATCA” has the meaning ascribed thereto under the heading “United States Federal Income Tax Considerations - U.S. Federal Income Tax Consequences Relating to Ownership and Disposition of Canopy Growth Shares by Non-U.S. Holders - Foreign Account Tax Compliance”.

“FCEN” means the Financial Crimes Enforcement Network.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the United States Federal Food, Drug, and Cosmetic Act.

“Federal Cannabis Laws” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Compliance with Applicable Laws”.

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to Canopy Growth and Acreage, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both Canopy Growth and Acreage, each acting reasonably) at any time prior to the Initial Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Canopy Growth and Acreage, each acting reasonably) on appeal.

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“Foreign Tax Jurisdiction” has the meaning ascribed thereto under the heading “Notice to Securityholders in the United States – Tax Matters”.

“forward-looking information” has the meaning ascribed thereto under the heading “Cautionary Statement Regarding Forward-Looking Information”.

“FTC” means the United States Federal Trade Commission.

“Fully Diluted Basis” means the aggregate number of Subordinate Voting Shares assuming the conversion, exercise or exchange, as applicable, of the Proportionate Voting Shares, the Multiple Voting Shares and any warrants, options or other securities, including the Common Membership Units and USCo2 Shares, convertible into or exercisable or exchangeable for  Subordinate Voting Shares (assuming the conversion of any underlying Proportionate Voting Shares or Multiple Voting Shares).

“GAAP” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with IFRS, at the relevant time, applied on a consistent basis;

“GCILP” means Greenstar Canada Investment Limited Partnership, a limited partnership existing under the Laws of the Province of British Columbia.

“Governmental Entity” means any (i) international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) subdivision or authority of any of the above, (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) stock exchange.

“High Street” means High Street Capital Partners, LLC, a Delaware limited liability company.

“High Street Holder” means any holder of High Street Units, excluding Acreage and USCo.

“High Street Holder Return” means, for each High Street Holder, a preferred equity return equal to the secured overnight financing rate multiplied by the fair market value of such High Street Holder’s interest in High Street at the Initial Effective Time, provided that the High Street Holder Return will not be required to be paid annually but will accrue and become payable at the earlier of (a) the fifth anniversary of the Acquisition Effective Date; or (b) a liquidation or taxable sale of substantially all of the assets of High Street.

“High Street Operating Agreement” means the Third Amended and Restated Operating Agreement of High Street, d/b/a Acreage Holdings LLC, a Delaware limited liability company, dated November 14, 2018, by and among High Street and the members signatory thereto, as may be revised in accordance with the terms set forth in Exhibit 1 to the Arrangement Agreement in order to carry out the intentions of the Parties.

“High Street Units” means, collectively, the Common Membership Units and the Profit Interests.

“Hiku” means Hiku Brands Company Ltd., a wholly-owned Subsidiary of Canopy Growth existing under the Laws of the Province of British Columbia.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, supplemented or restated from time to time and any successor to such statute and the rules and regulations promulgated thereunder.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as incorporated in the CPA Canada Handbook at the relevant time applied on a consistent basis.

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

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“INFOR Engagement Agreement” means the engagement letter between the Company and INFOR Financial dated April 8, 2019.

“INFOR Financial” means INFOR Financial Inc., independent financial advisor to the Acreage Special Committee.

“INFOR Financial Opinion” means the opinion of INFOR Financial to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, limitations considered and qualifications set forth therein, the consideration to be received under the Arrangement by the Shareholders, as contemplated under the Arrangement Agreement, is fair, from a financial point of view, to the Shareholders (other than Canopy Growth).

“Initial Effective Date” means the date on which the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement.

“Initial Effective Time” means 12:01 a.m. (PDT) on the Initial Effective Date, or such other time on the Initial Effective Date as the Parties agree to in writing before the Initial Effective Date.

“Initial Effective Time Outside Date” means August 31, 2019 or such later date as may be agreed to in writing by the Parties; provided that if the Parties receive a request for additional information and documentary materials pursuant to the HSR Act, then such date shall be automatically extended to December 31, 2019.

“Intellectual Property” means each of the following which is owned by or sublicensable to Acreage by Canopy Growth or Canopy Growth’s affiliates, domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including agricultural products, genetics, inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, architectural plans, works of authorship, technology, technical data, schematics, studies, reports, business methods, business rules, algorithms, formulae, models, and customer lists, and documentation relating to any of the foregoing, and the technologies, inventions, products and/or processes which are the subject thereof, and all other tangible and intangible intellectual and industrial property owned by or licensed to Canopy Growth and/or its affiliates as of the Initial Effective Date or created, developed or acquired by or licensed to Canopy Growth and/or its affiliates during the term of the License Agreement; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) software; (vii) computer programs, programming code, data, compilations of data, computer databases, equipment configurations, written materials, compositions, visual demonstrations, ideas, and concepts; and (viii) any other intellectual property, industrial property and improvements to any of the foregoing which is designated in writing by Canopy Growth and/or Canopy Growth’s affiliates (whether on the initiative of a Licensor, Canopy Growth and/or at the request of Acreage, such request not to be unreasonably refused by the Licensors and/or Canopy Growth) for use by Acreage, but excluding any technologies as further particularized at Schedule “D” to the License Agreement in the form attached as Schedule G to the Arrangement Agreement that are licensed to third parties on an exclusive basis as of the Initial Effective Date.

“Interim Order” means the interim order of the Court, to be issued following the application therefor contemplated by the Arrangement Agreement after being informed of the intention of the Parties to rely upon the exemption from registration under U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act with respect to the Arrangement Issued Securities issued pursuant to the Acquisition in a form acceptable to Canopy Growth and Acreage, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of Canopy Growth and Acreage, each acting reasonably.

“Intermediary” has the meaning ascribed thereto under the heading “General Proxy Information – Non-Registered Shareholders”.

“Interested Parties” has the meaning ascribed thereto under the heading “Securities Laws Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

“Investor Rights Agreement” means the First Amended and Restated Investor Rights Agreement dated November 1, 2018entered into between CBG, GCILP and Canopy Growth.

“IRS” means the U.S. Internal Revenue Service.

A-13

“IT” means information technology.

“Joint Tax Election” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Exchange of Acreage Shares – With Joint Tax Election”.

“Key Individuals” means Kevin Murphy, Glen Leibowitz, Robert Daino, James Doherty and Tyson Macdonald.

“Key Subsidiaries” means High Street, USCo and USCo2.

“Kingsdale Advisors” means Kingsdale Partners L.P., operating as Kingsdale Advisors, the Company’s strategic shareholder advisor and proxy solicitation agent.

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Letter of Intent” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Letter of Transmittal” means the letter of transmittal to be sent by the Depositary to Registered Shareholders following the receipt by the Depositary of a Canopy Growth Call Option Exercise Notice or Triggering Event Notice, as the case may be.

“License Agreement” means the intellectual property and trademark license agreement to be entered into between Canopy Growth and Acreage at or prior to the Initial Effective Time, substantially in the form attached as Schedule G to the Arrangement Agreement.

“Licensors” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Scope of License”.

“Locked-Up RSUs” has the meaning ascribed thereto under the heading “Transaction Agreements – Lockup and Incentive Agreements”.

“Locked-Up Securities” has the meaning ascribed thereto under the heading “Transaction Agreements – Lockup and Incentive Agreements”.

“Lockup and Incentive Agreements” means the agreements to be entered into between each of the Key Individuals, Acreage and Canopy Growth at or prior to the Initial Effective Time, substantially in the form attached as Schedule H to the Arrangement Agreement.

“Lump Sum Amount” has the meaning ascribed thereto under the heading “The Arrangement – Interests of Certain Persons in the Arrangement – Tax Receivable Agreement”.

“Make-Whole Grant” has the meaning ascribed thereto under the heading “The Arrangement – Interests of Certain Persons in the Arrangement – Incentive Plan Participant Make-Whole Grant”.

“Matching Period” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Additional Covenants Regarding Non-Solicitation – Right to Match”.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Meeting Materials” has the meaning ascribed thereto under the heading “General Proxy Information – Non-Registered Shareholders”.

A-14

“Mergeco” has the meaning ascribed thereto under the heading “The Arrangement – Arrangement Mechanics”.

“Mergeco Subordinate Voting Shares” means the subordinate voting shares in the capital of Mergeco.

“Merger” has the meaning ascribed thereto under the heading “The Arrangement – Arrangement Mechanics”.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“MJDS” means the multijurisdictional disclosure system.

“Multiple Shareholders”  means the holders of Multiple Voting Shares.

“Multiple Voting Shares” means Class C multiple voting shares in the authorized share capital of the Company.

“MVS Shareholders” has the meaning ascribed thereto under the heading “Voting Securities And Principal Holders Thereof”.

“New Investor Rights Agreement” means the Second Amended and Restated Investor Rights Agreement dated April 18, 2019 among CBG, GCILP and Canopy Growth.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“Non-Canadian Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

“Non-Registered Shareholders” has the meaning ascribed thereto under the heading “General Proxy Information – Non-Registered Shareholders”.

“Non-U.S. Holder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Consequences”.

“Notice of Meeting” has the meaning ascribed thereto under the heading “Purposes of Solicitation”.

“NYSE” means the New York Stock Exchange.

“Omnibus Incentive Plan” means Acreage’s omnibus equity plan, last approved by Shareholders on May 7, 2019.

“Omnibus Incentive Plan Resolution” has the meaning ascribed thereto under the heading “Amendment to Omnibus Incentive Plan”.

“Option Premium” means an amount calculated to six decimal places, determined when (a) the Aggregate Option Premium, is divided by (b) the sum of (i) the number of Subordinate Voting Shares outstanding immediately prior to the Initial Effective Time (excluding any such shares held by any Excluded Shareholder), (ii) the number of Proportionate Voting Shares outstanding immediately prior to the Initial Effective Time (excluding any such shares held by any Excluded Shareholder), multiplied by 40; (iii) the number of Multiple Voting Shares outstanding immediately prior to the Initial Effective Time (excluding any such shares held by any Excluded Shareholder), (iv) the number of Subordinate Voting Shares which the High Street Holders at the Initial Effective Time are entitled to receive upon exchange of their Common Membership Units, and (v) the number of Subordinate Voting Shares which the USCo2 Holders at the Initial Effective Time are entitled to receive upon exchange of their USCo2 Shares.

“OTCQX” means the OTCQX® Best Market by OTC Markets Group.

A-15

“Parties” means Acreage and Canopy Growth, and “Party” means either of them.

“Payment Agent” means Odyssey Trust Company, or any other payment agent or trust company, bank or financial institution as Acreage may appoint to act as payment agent with the approval of Canopy Growth, acting reasonably, for the purpose of, among other things, paying the Aggregate Option Premium on a pro rata basis to Acreage Holders in connection with the Arrangement.

“Payout” means any amount paid by Acreage or any of its Subsidiaries over US$20,000,000 in order to either (i) settle; (ii) satisfy a judgment; or (iii) acquire the disputed minority non-controlling interest, in connection with the claim filed by EPMMNY LLC against certain Acreage Subsidiaries.

“Payout Value” has the meaning ascribed thereto under the heading “Dissenting Shareholders’ Rights - Sections 237 to 247 of the BCBCA”.

“Per Share Option Premium” means:

(a)	for each Subordinate Voting Share, the Option Premium;

(b)	for each Proportionate Voting Share, the Option Premium multiplied by 40; and

(c)	for each Multiple Voting Share, the Option Premium.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“PFIC” has the meaning ascribed thereto under the heading “United States Federal Income Tax Considerations - U.S. Federal Income Tax Consequences Relating to Ownership and Disposition of Canopy Growth Shares by U.S. Holders - Passive Foreign Investment Company”.

“PIPEDA” means the Personal Information Protection and Electronics Documents Act (Canada).

“Plan of Arrangement” means the plan of arrangement of Acreage, substantially in the form attached as Schedule A to the Arrangement Agreement, and any amendments or variations thereto made from time to time in accordance with the Arrangement Agreement, the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably.

“Pre-Acquisition Reorganizations” means any reorganizations of Acreage’s corporate structure, capital structure, business, operations and assets or such other transactions as Canopy Growth may request, acting reasonably, in accordance with the terms of the Arrangement Agreement.

“Profit Interests” means the Class C-1 units in the capital of High Street outstanding from time to time.

“Projections” has the meaning ascribed thereto under the heading “Risk Factors - Risks Related to the Arrangement - Financial Projections”.

“Proportionate Shareholders” means the holders of Proportionate Voting Shares.

“Proportionate Voting Shares” means Class B proportionate voting shares in the authorized share capital of the Company.

“Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Arrangement”.

“Proposed Amendments” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”.

“Record Date” has the meaning ascribed thereto under the heading “Voting Securities and Principal Holders Thereof”.

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“Registered Plans” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“Registered Shareholder” means a registered holder of Acreage Shares who is in possession of a physical share certificate or who is entitled to receive a physical share certificate and whose name and address are recorded in the Company’s shareholders’ register maintained by the Transfer Agent.

“Registrar” means the Person appointed as the Registrar of Companies pursuant to Section 400 of the BCBCA.

“Regulation S” means Regulation S adopted by the SEC pursuant to the U.S. Securities Act.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement.

“Replacement Compensation Option” means an option or right to purchase Canopy Growth Shares granted by Canopy Growth in replacement of an Acreage Compensation Option on the basis set forth in the Plan of Arrangement.

“Replacement Option” means an option or right to purchase Canopy Growth Shares granted by Canopy Growth in replacement of an Acreage Option on the basis set forth in the Plan of Arrangement.

“Replacement Option In-The-Money Amount” means, in respect of a Replacement Option, the amount, if any, determined immediately after the exchange of Acreage Options for Replacement Options, by which the fair market value of Canopy Growth Shares that a holder is entitled to acquire on exercise of the Replacement Option exceeds the aggregate exercise price to acquire such Canopy Growth Shares at that time.

“Replacement RSU” means a restricted share unit to acquire Canopy Growth Shares granted by Canopy Growth in exchange for an Acreage RSU on the basis set forth in the Plan of Arrangement.

“Replacement Securities” means, collectively, Replacement Compensation Options, Replacement Options and Replacement RSUs.

“Representatives” means a Party’s directors, officers, employees and advisors.

“Repurchase Period” has the meaning ascribed thereto under the heading “Constellation Brands Amendments – Other Matters under the Consent Agreement”.

“Right” has the meaning ascribed thereto in the Notice of Meeting.

“RTO” means the reverse takeover of Applied Inventions Management Corp. by the Company on November 14, 2018.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

“Section 404” has the meaning ascribed thereto in Appendix “I” under the heading “Risk Factors – Obligations as a Public Company”.

“Section 367 Requirements”  has the meaning ascribed thereto under the heading “Questions and Answers about the Arrangement, the Potential Acquisition and the Meeting”.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws and all applicable stock exchange rules and listing standards of the stock exchanges.

A-17

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Sessions Memorandum” means the United States Department of Justice memorandum issued on January 4, 2018 by then United States Deputy Attorney General Jefferson B. Sessions rescinding the Cole Memorandum.

“Shareholder” means a registered or beneficial holder of Acreage Shares, as the context requires.

“SOX” means the United States Sarbanes-Oxley Act of 2002.

“Standards” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Compliance with Licensor’s Standards”.

“STATES Act” means the Strengthening the Tenth Amendment Through Entrusting States Act, S.3032.

“Storz & Bickel” means, collectively, Storz & Bickel GmbH & Co. KG, Stobi GmbH & Co. KG and Vapormed GmbH & Co. KG, wholly-owned indirect Subsidiaries of Canopy Growth existing under the Laws of Germany.

“Subordinate Shareholders” means the holders of Subordinate Voting Shares.

“Subordinate Voting Shares” means Class A subordinate voting shares in the authorized share capital of the Company.

“Subsidiary” has the meaning specified in NI 45-106 as in effect on the Announcement Date.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a third party or parties, made after the Announcement Date, to acquire not less than all of the outstanding Acreage Shares or all or substantially all of the assets of Acreage on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a breach of the Arrangement Agreement or any other agreement between the Person making the Acquisition Proposal and Acreage;

(b)	is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of Acreage Shares or assets, as the case may be;

(d)	is not subject to any due diligence or access condition;

(e)	in respect of which the Acreage Board determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by Canopy Growth pursuant to the Arrangement Agreement); and

in the event that Acreage does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the Person making such Superior Proposal shall advance or otherwise provide Acreage the cash required for Acreage to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

“Superior Proposal Notice” has the meaning ascribed thereto under the heading “Transaction Agreements – The Arrangement Agreement – Additional Covenants Regarding Non-Solicitation – Right to Match”.

A-18

“Systems” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Scope of License”.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

“Tax Instruction Letter” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Exchange of Acreage Shares for Canopy Growth Shares Pursuant to the Exercise of the Canopy Growth Call Option – Exchange of Acreage Shares – With Joint Tax Election”.

“Taxable Capital Gain” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada - Taxation of Capital Gains and Capital Losses”.

“Termination Fee” means US$150,000,000.

“TerrAscend” means TerrAscend Corp., a corporation existing under the Laws of the Province of Ontario.

“Territory” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Scope of License”.

“THC” means Tetrahydrocannabinol.

“Top-Up Right” has the meaning ascribed thereto under the heading “The Arrangement – Constellation Brands Amendments – Top-Up Shares”.

“Top-Up Shares” has the meaning ascribed thereto under the heading “The Arrangement – Constellation Brands Amendments – Top-Up Shares”.

“TRA” means the tax receivable agreement dated November 14, 2018 between USCo, High Street and, among others, the TRA Parties.

“TRA Bonus Plans” has the meaning ascribed thereto under the heading “Securities Law Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

“TRA Bonus Plan 1” has the meaning ascribed thereto under the heading “Securities Law Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

“TRA Bonus Plan 2” has the meaning ascribed thereto under the heading “Securities Law Matters – Canadian Securities Laws – Multilateral Instrument 61-101”.

“TRA Parties” has the meaning ascribed thereto under the heading “The Arrangement – Interests of Certain Persons in the Arrangement – Tax Receivable Agreement”.

“Trademarks” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement – Scope of License”.

“Tranche A Warrants” means the 88,472,861 common share purchase warrants issued by Canopy Growth to CBG represented by the Tranche B common share purchase warrant dated November 1, 2018 issued by Canopy Growth to CBG.

“Tranche B Warrants” means the 51,272,592 common share purchase warrants issued by Canopy Growth to CBG represented by the Tranche B common share purchase warrant dated November 1, 2018 issued by Canopy Growth to CBG.

“Transfer Agent” means Odyssey Trust Company.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury.

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“Triggering Event” means the amendment of federal Laws in the United States to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal Laws of the United States.

“Triggering Event Date” means the date on which the Triggering Event occurs.

“Triggering Event Notice” means a notice in writing from Acreage to Canopy Growth and the Depositary, substantially in the form of Exhibit D to the Plan of Arrangement, stating that the Triggering Event Date has occurred and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date the Triggering Event Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Acreage Shares pursuant to the Canopy Growth Call Option is to occur, subject to the satisfaction or waiver of the Acquisition Closing Conditions.

“Trustee” has the meaning ascribed thereto under the heading “Voting Securities And Principal Holders Thereof”.

“TS Brandco” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement”.

“TSX” means the Toronto Stock Exchange.

“Tweed” has the meaning ascribed thereto under the heading “Transaction Agreements – The License Agreement”.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“United States persons” has the meaning ascribed thereto under the heading “United States Federal Income Tax Considerations”.

“USCo” means Acreage Holdings America, Inc., a Subsidiary of Acreage existing under the Laws of the State of Nevada.

“USCo2” means Acreage Holdings WC, Inc., a Subsidiary of Acreage existing under the Laws of the State of Nevada.

“USCo2 Holders” means holders of USCo2 Shares.

“USCo2 Shares” means Class B non-voting common shares in the capital of USCo2 outstanding as of the Announcement Date.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be amended and the rules and regulations of the SEC promulgated thereunder.

“U.S. Holder” has the meaning ascribed thereto under the heading “Certain United States Federal Income Tax Consequences”.

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Laws” means all applicable securities legislation in the U.S., including the U.S. Securities Act, the U.S. Exchange Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the Securities Laws of the states of the U.S.

“U.S. Treaty” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dividends on Canopy Growth Shares (Post-Exercise of the Canopy Growth Call Option)”.

“VIF” means a voting instruction form.

“Voting and Support Agreements” means, collectively, the respective voting and support agreements substantially in the form attached as Schedule F to the Arrangement Agreement entered into by Canopy Growth and each of the Acreage Locked-Up Shareholders, setting forth the terms and conditions upon which the Acreage Locked-Up Shareholders have agreed, among other things, and subject to certain exceptions, to vote their Acreage Shares FOR the Arrangement Resolution.

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APPENDIX “B”

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Acreage Holdings, Inc. (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) dated May 17, 2019 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (as it may be amended, the “Arrangement Agreement”) made as of April 18, 2019 between the Company and Canopy Growth Corporation) is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with its terms and the Arrangement Agreement, the “Plan of Arrangement”), the full text of which is set out in Appendix B to the Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver such documents as are necessary or desirable to the Director under the BCBCA in accordance with the Arrangement Agreement for filing.

7.	Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

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APPENDIX “C”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1	Certain Rules of Interpretation.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquisition” means the acquisition by the Purchaser of the issued and outstanding Company Shares following the exercise or deemed exercise of the Purchaser Call Option, pursuant to and in accordance with the Arrangement.

“Acquisition Closing Conditions” means the Company Acquisition Closing Conditions and the Purchaser Acquisition Closing Conditions.

“Acquisition Closing Outside Date” means the Purchaser Call Option Expiry Date, or, if (i) the Purchaser Call Option is exercised, or (ii) a Triggering Event Date occurs prior to the Purchaser Call Option Expiry Date, the date that is 12 months following such exercise of the Purchaser Call Option or Triggering Event Date, as applicable; provided that:

(a)	if the exercise of the Purchaser Call Option or Triggering Event Date has occurred prior to the Purchaser Call Option Expiry Date and the reason the Acquisition Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Regulatory Approvals included in the Acquisition Closing Conditions (which, for certainty, does not include those Regulatory Approvals, the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect (as defined in the Arrangement Agreement)) have not been satisfied or waived and, at such Acquisition Closing Outside Date, the Party responsible for obtaining such outstanding Regulatory Approvals is continuing to use good faith reasonable commercial efforts to obtain such Regulatory Approvals and there is a reasonable prospect that such Regulatory Approvals will be received, then the Acquisition Closing Outside Date shall automatically be extended to the date that is two Business Days following the date all such outstanding Regulatory Approvals are received or waived; or

(b)	if the exercise of the Purchaser Call Option or Triggering Event Date has occurred prior to the Purchaser Call Option Expiry Date and the reason the Acquisition Date has not occurred prior to the Acquisition Closing Outside Date is because all of the Purchaser Acquisition Closing Conditions included in the Acquisition Closing Conditions have not been satisfied or waived, then the Acquisition Closing Outside Date shall automatically be extended to the date that is the earliest of (i) two Business Days following the date all such outstanding Purchaser Acquisition Closing Conditions are satisfied or waived, or (ii) the date on which the Purchaser, acting reasonably, determines that there is no longer a reasonable prospect that such outstanding Purchaser Acquisition Closing Conditions will be satisfied or waived.

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“Acquisition Date” means the date specified in a Purchaser Call Option Exercise Notice or Triggering Event Notice delivered in accordance with the terms of the Purchaser Call Option on which the closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur; provided that notwithstanding the foregoing, if the Acquisition Closing Conditions are not satisfied or waived prior to such date, the Acquisition Date shall automatically be extended, without any further action by any Person, to the date that is two Business Days following the satisfaction or waiver of the Acquisition Closing Conditions; provided further that under no circumstances shall the Acquisition Date be a date that is after the Acquisition Closing Outside Date.

“Acquisition Effective Time” means 12:01 a.m. (Vancouver time) on the Acquisition Date, or such other time on the Acquisition Date as the Parties agree to in writing before the Acquisition Date.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Aggregate Option Premium” means US$300,000,000.

“Alternate Consideration” has the meaning specified in Section 1.1 of the Arrangement Agreement.

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of April 18, 2019 between the Purchaser and the Company, including the schedules and exhibits thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented or restated.

“Arrangement Filings” means the records and information required to be provided to the Registrar under Section 292(a) of the BCBCA in respect of the Arrangement, together with a copy of the Final Order.

“Arrangement Issued Securities” means all securities (other than Mergeco Subordinate Voting Shares) to be issued pursuant to the Arrangement, including, for the avoidance of doubt, Company Subordinate Voting Shares issued pursuant to Sections 3.1(i)(i) and 3.1(i)(iii), all Purchaser Shares issued pursuant to Sections 3.1(i)(v) and 3.1(i)(vii)(F), Replacement Options, Replacement RSUs and Replacement Compensation Options.

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“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting, substantially in the form attached as Schedule B to the Arrangement Agreement, with such amendments or variations as the Court may direct in the Interim Order with the consent of the Company and the Purchaser, each acting reasonably.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario or Vancouver, British Columbia or New York, New York, as the context requires.

“Call Option Grant Date” means the date on which a Person grants, or is deemed to grant, a Purchaser Call Option to the Purchaser pursuant to Section 3.1(c) or Section 3.1(e).

“Call Option Grantor” means a Person who grants, or is deemed to grant, a Purchaser Call Option to the Purchaser pursuant to Section 3.1(c) or Section 3.1(e).

“Common Membership Units” means the common membership units in the capital of High Street outstanding from time to time, other than common membership units held by Acreage Holdings America, Inc. and USCo2.

“Company” means Acreage Holdings, Inc., a corporation organized under the BCBCA and treated as a “domestic corporation” for U.S. federal income tax purposes.

“Company Acquisition Closing Conditions” has the meaning specified in Section 1.1 of the Arrangement Agreement.

“Company Canadian Shareholder” means a Person (other than the Purchaser or an affiliate of the Purchaser) who is a Company Shareholder at the Acquisition Effective Time and who has indicated in the Letter of Transmittal (or in such other document or form, or in such other manner, as may be specified in the Company Circular) that the Company Shareholder is (i) resident in Canada for purposes of the Tax Act, or (ii) a “Canadian partnership” as defined in the Tax Act.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Compensation Option Holder” means a holder of one or more Company Compensation Options.

“Company Compensation Option In-The-Money Amount” in respect of a Company Compensation Option means the amount, if any, by which the total Fair Market Value of the Company Subordinate Voting Shares that a holder is entitled to acquire on exercise of the Company Compensation Option, determined immediately before the Acquisition Effective Time, exceeds the aggregate exercise price to acquire such Company Subordinate Voting Shares at that time.

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“Company Compensation Options” means the compensation options to purchase Company Subordinate Voting Shares, and the warrants entitling the holders thereof to acquire Company Shares, which are outstanding as of the Acquisition Effective Time.

“Company Equity Incentive Plan” means the Company’s omnibus equity plan, last approved by Company Shareholders on November 6, 2018 and as proposed to be amended at the Company’s May 7, 2019 shareholders’ meeting.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Multiple Voting Shares” means the shares in the capital of the Company designated as Class C multiple voting shares, each exchangeable for one Company Subordinate Voting Share and each entitling the holder thereof to 3,000 votes per share at shareholder meetings of the Company, and for greater certainty includes such Multiple Voting Shares following the alteration of the rights and restrictions of the existing Company Multiple Voting Shares pursuant to Section 3.1(f).

“Company Non-U.S. Shareholder” means a Company Shareholder (other than the Purchaser or an affiliate of the Purchaser) that is not a Company U.S. Shareholder.

“Company Option In-The-Money-Amount” in respect of a Company Option means the amount, if any, determined immediately before the Acquisition Effective Time, by which the total Fair Market Value of the Company Subordinate Voting Shares that a holder is entitled to acquire on exercise of the Company Option, exceeds the aggregate exercise price to acquire such Company Subordinate Voting Shares at that time.

“Company Optionholder” means a holder of Company Options.

“Company Options” means the options to purchase Company Subordinate Voting Shares issued pursuant to the Company Equity Incentive Plan, which are outstanding as of the Acquisition Effective Time.

“Company Proportionate Voting Shares” means the shares in the capital of the Company designated as Class B proportionate voting shares, each exchangeable for 40 Company Subordinate Voting Shares and each entitling the holder thereof to 40 votes per share at shareholder meetings of the Company, and for greater certainty includes such Proportionate Voting Shares following the alteration of the rights and restrictions of the existing Company Proportionate Voting Shares pursuant to Section 3.1(f).

“Company RSUs” means the restricted share units of the Company issued pursuant to the Company Equity Incentive Plan, which are outstanding as of the Acquisition Effective Time.

“Company RSU Holders” means the holders of Company RSUs.

“Company RSU In-The-Money Amount” in respect of a Company RSU means the amount, if any, by which the total Fair Market Value of the Company Subordinate Voting Shares that a holder is entitled to acquire on conversion of the Company RSUs, determined immediately before the Acquisition Effective Time, exceeds the aggregate acquisition price to acquire such Company Subordinate Voting Shares at that time.

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“Company Securities” means, collectively, Company Shares, Company Options, Company RSUs and Company Compensation Options.

“Company Share” means a share in the capital of the Company, and includes the Company Subordinate Voting Shares, the Company Proportionate Voting Shares and the Company Multiple Voting Shares.

“Company Shareholder” means a registered or beneficial holder of one or more Company Shares, as the context requires.

“Company Subordinate Voting Shares” means the shares in the capital of the Company designated as Class A subordinate voting shares, each entitling the holder thereof to one vote per share at shareholder meetings of the Company, and for greater certainty includes such Subordinate Voting Shares following the alteration of the rights and restrictions of the existing Company Subordinate Voting Shares pursuant to Section 3.1(f).

“Company U.S. Shareholder” means a Company Shareholder (other than the Purchaser, an affiliate of the Purchaser or a Company Canadian Shareholder) that is a “United States person” within the meaning of Section 7701(a)(30) of the U.S. Tax Code.

“Consideration Shares” means Purchaser Shares to be received by Company Shareholders (other than the Purchaser and its affiliates) pursuant to Sections 3.1(i)(v) or 3.1(i)(vii).

“Court” means the Supreme Court of British Columbia.

“CSE” means Canadian Securities Exchange.

“Depositary” means Computershare Trust Company of Canada, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for Consideration Shares in connection with the Arrangement.

“Dissent Rights” has the meaning specified in Section 4.1.

“Dissenting Company Shareholder” means a registered holder of Company Shares who has properly exercised its Dissent Rights in respect of the Arrangement Resolution in accordance with Section 4.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of his, her or its Company Shares.

“Dissenting Shares” means the Company Shares held by Dissenting Company Shareholders in respect of which such Dissenting Company Shareholders have given Notice of Dissent.

“Effective Date” means the date on which the Arrangement Filings are filed with the Registrar in accordance with the terms of the Arrangement Agreement.

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“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date.

“Effective Time Company Shareholder” means a Person who is a Company Shareholder (other than an Excluded Company Shareholder) immediately prior to the Effective Time.

“Effective Time High Street Holder” means a Person who is a High Street Holder immediately prior to the Effective Time.

“Effective Time USCo2 Class B Holder” means a Person who is a USCo2 Class B Holder immediately prior to the Effective Time.

“Eligible Company Canadian Shareholder” means a Company Canadian Shareholder who is not a Tax Exempt Person.

“Exchange Ratio” means 0.5818 of a Purchaser Share to be issued by the Purchaser for each one Company Subordinate Voting Share exchanged pursuant to the Arrangement, provided that, if the aggregate number of Company Subordinate Voting Shares on a Fully-Diluted Basis at the Acquisition Effective Time is greater than 188,235,587 Company Subordinate Voting Shares on a Fully Diluted Basis, and the Purchaser has not provided written approval for the issuance of such additional Company Securities, the Exchange Ratio shall be the fraction, calculated to six decimal places, determined by the formula A x B/C, where:

“A” equals 0.5818,

“B” equals the current number of Company Subordinate Voting Shares on a Fully-Diluted Basis as increased for the issuance of Company Securities in accordance with the Purchaser Approved Share Threshold, and

“C” equals the aggregate number of Company Subordinate Voting Shares on a Fully-Diluted Basis at the Acquisition Effective Time,

in each case subject to adjustment in accordance with Section 2.14 of the Arrangement Agreement; provided that in the event of a Payout, the Exchange Ratio shall be decreased and the two references to 0.5818 above shall instead refer to the number determined by the formula (D-E)/(FxG), where:

“D” equal 0.5818 xFxG

“E” equals the Payout, and

“F” equals the aggregate number of Company Subordinate Voting Shares on a Fully-Diluted Basis at the Acquisition Effective Time

“G” the Fair Market Value of the Purchaser Shares immediately prior to the Acquisition Effective Time,

“Excluded Company Shareholder” means the Purchaser, any affiliate of the Purchaser and any Dissenting Company Shareholder.

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“Fair Market Value” means the volume weighted average trading price of the Company Subordinate Voting Shares on the CSE (or other recognized stock exchange on which the Company Subordinate Voting Shares are primarily traded) for the five trading day period immediately prior to the Acquisition Date.

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Fully-Diluted Basis” means the aggregate number of Company Subordinate Voting Shares assuming the conversion, exercise or exchange, as applicable, of the Company Proportionate Voting Shares, the Company Multiple Voting Shares and any warrants, options or other securities, including the Common Membership Units and USCo2 Class B Shares, convertible into or exercisable or exchangeable for Company Subordinate Voting Shares (assuming the conversion of any underlying Company Proportionate Voting Shares or Company Multiple Voting Shares).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-govemmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“High Street” means High Street Capital Partners, LLC.

“High Street Holders” means the holders of Common Membership Units and vested Class C-l Membership Units as defined in the Third Amended and Restated Limited Liability Company Agreement of High Street.

“Interim Order” means the interim order of the Court, to be issued following the application therefor contemplated by Section 2.2 of the Arrangement Agreement, after being informed of the intention of the Parties to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Arrangement Issued Securities issued pursuant to the Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Interim Period” means the period commencing on the date of the Arrangement Agreement and ending immediately prior to the Acquisition Effective Time.

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“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, official guidance, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal” means the letter of transmittal to be sent by the Depositary to Company Shareholders following the receipt by the Depositary of a Purchaser Call Option Exercise Notice or Triggering Event Notice, as the case may be.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Mergeco” has the meaning specified in Section 3.1(i)(vii).

“Mergeco Subordinate Voting Shares” means the Subordinate Voting Shares in the capital of Mergeco.

“Merger” has the meaning specified in Section 3.1(i)(vii).

“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Company Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4.

“Option Premium” means an amount, in US$, calculated to six decimal places, determined when (a) the Aggregate Option Premium, is divided by (b) the sum of (i) the number of Company Subordinate Voting Shares outstanding immediately prior to the Effective Time (excluding any such shares held by any Excluded Company Shareholder), (ii) the number of Company Proportionate Voting Shares outstanding immediately prior to Effective Time (excluding any such shares held by any Excluded Company Shareholder), multiplied by 40; (iii) the number of Company Multiple Voting Shares outstanding immediately prior to Effective Time (excluding any such shares held by any Excluded Company Shareholder), (iv) the number of Company Subordinate Voting Shares which the Effective Time High Street Holders are entitled to receive upon exchange of their Common Membership Units, and (v) the number of Company Subordinate Voting Shares which the Effective Time USCo2 Class B Holders are entitled to receive upon exchange of their USCo2 Class B Shares.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Payment Agent” means Odyssey Trust Company, or any other payment agent or trust company, bank or financial institution as the Company may appoint to act as payment agent with the approval of the Purchaser, acting reasonably, for the purpose of, among other things, paying the Option Premium to the Company Shareholders in connection with the Arrangement.

“Payout” means any amount paid by the Company or any of its Subsidiaries over US$20,000,000 in order to either (i) settle; (ii) satisfy a judgement; or (iii) acquire the disputed minority non-controlling interest; in connection with the claim set forth in Section (r)(4) of the Company Disclosure Letter.

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“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Per Share Consideration” means (i) the Purchaser Share Consideration, or (ii) following a Purchaser Change of Control, the Purchaser Share Consideration or such Alternate Consideration that holders of Company Shares are entitled to receive in accordance with Section 2.15 of the Arrangement Agreement.

“Per Share Option Premium” means:

(a)	for each Company Subordinate Voting Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(c), the Option Premium;

(b)	for each Company Proportionate Voting Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(c), the Option Premium multiplied by 40;

(c)	for each Company Multiple Voting Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(c), the Option Premium;

(d)	for each Company Subordinate Voting Share which may be obtained upon exchange of Common Membership Units by Effective Time High Street Holders, the Option Premium; and

(e)	for each Company Subordinate Voting Share which may be obtained upon exchange of USCo2 Class B Shares by Effective Time USCo2 Class B holders, the Option Premium.

“Plan of Arrangement” means this plan of arrangement and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Canopy Growth Corporation, a corporation organized under the laws of Canada.

“Purchaser Acquisition Closing Conditions” has the meaning specified in Section 1.1 of the Arrangement Agreement.

“Purchaser Call Options” means the options granted by each Call Option Grantor to the Purchaser pursuant to Section 3.1(c) and Section 3.1(e) to acquire all of such Call Option Grantor’s Company Shares; all on the terms and conditions set forth on Exhibit B.

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“Purchaser Call Option Exercise Notice” means a notice in writing, substantially in the form attached hereto as Exhibit C, delivered by the Purchaser to the Depositary (with a copy to the Company) stating that the Purchaser is exercising its rights pursuant to the Purchaser Call Option to acquire all (but not less than all) of the Purchaser Call Option Shares, and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Purchaser Call Option Exercise Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur, subject to the satisfaction or waiver, as applicable, of the Acquisition Closing Conditions.

“Purchaser Call Option Expiry Date” means the date that is 90 months following the Effective Date.

“Purchaser Call Option Share” means a Company Share in respect of which a Purchaser Call Option is granted pursuant to Section 3.1(c) or Section 3.1(e).

“Purchaser Equity Incentive Plan” means the Amended and Restated Omnibus Incentive Plan of the Purchaser as approved by shareholders of the Purchaser on July 30, 2018, as the same may be amended, supplemented or restated in accordance therewith, prior to the Acquisition Effective Time.

“Purchaser Share Consideration” means that number of Purchaser Shares issuable per Company Subordinate Voting Share in accordance with Sections 3.1(i)(v) and 3.1(i)(vii)(F) and based on the Exchange Ratio in effect immediately prior to the Acquisition Effective Time.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Purchaser Subco” means a wholly-owned direct subsidiary of the Purchaser to be incorporated under the BCBCA for the purposes of completing the Merger.

“Purchaser Subco Shares” means the common shares in the capital of Purchaser Subco.

“PVS Conversion Ratio” means 40:1, as such conversion ratio may be adjusted from time to time in accordance with the rights and restrictions attached to the Company Proportionate Voting Shares.

“PVS Exchange Ratio” means the product obtained when the number of Company Subordinate Voting Shares issuable under the PVS Conversion Ratio is multiplied by the Exchange Ratio.

“Registrar” means the person appointed as the Registrar of Companies pursuant to Section 400 of the BCBCA.

“Replacement Option” means an option or right to purchase Purchaser Shares granted by the Purchaser in exchange for Company Options on the basis set forth in Section 3.1(i)(viii).

“Replacement Option In-The-Money Amount” means, in respect of a Replacement Option, the amount, if any, determined immediately after the exchange in Section 3.1(i)(viii), by which the fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option exceeds the aggregate exercise price to acquire such Purchaser Shares at that time.

“Replacement RSU” means a restricted share unit to acquire Purchaser Shares granted by the Purchaser in exchange for the Company RSUs on the basis set forth in Section 3.1(i)(x).

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“Replacement RSU In-The-Money Amount” means, in respect of a Replacement RSU, the amount, if any, determined immediately after the exchange in Section 3.1(i)(x), by which the fair market value of the Purchaser Shares that a holder is entitled to acquire on conversion of the Replacement RSU exceeds the aggregate exercise price to acquire such Purchaser Shares at that time.

“Replacement Compensation Option” means an option or right to purchase Purchaser Shares granted by the Purchaser in replacement of Company Compensation Options on the basis set forth in Section 3.1(i)(ix).

“Replacement Compensation Option In-The-Money Amount” means, in respect of a Replacement Compensation Option, the amount, if any, determined immediately after the exchange in Section 3.1(i)(ix), by which the total fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Compensation Option exceeds the aggregate exercise price to acquire such Purchaser Shares at that time.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“Triggering Event Date” means the date federal laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana (as defined in 21 U.S.C 802) or to remove the regulation of such activities from the federal laws of the United States.

“Triggering Event Notice” means a notice in writing, substantially in the form attached hereto as Exhibit D, stating that the Triggering Event Date has occurred and specifying a Business Day (to be not less than 61 days and not more than 90 days following the date such Triggering Event Notice is delivered to the Depositary) on which the closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur, subject to the satisfaction or waiver of the Acquisition Closing Conditions.

“TSX” means the Toronto Stock Exchange.

“United States” and “U.S.” each mean the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“US$” means the lawful currency of the United States.

“USCo2” means Acreage Holdings WC Inc., a subsidiary of the Company.

“USCo2 Class B Holders” means the holders of USCo2 Class B Shares.

“USCo2 Class B Shares” means Class B non-voting common shares in the capital of USCo2 outstanding as of the date of the Arrangement Agreement.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

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“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Treasury Regulations” means the regulations promulgated under the U.S. Tax Code by the United States Department of the Treasury.

1.2	Certain Rules of Interpretation.

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to “$” are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of’, “the total of’, “the sum of’, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

(5)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or reenacted, unless stated otherwise.

(6)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Toronto, Ontario, unless otherwise indicated.

ARTICLE 2

ARRANGEMENT AGREEMENT AND BINDING EFFECT

2.1	Arrangement Agreement.

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement, except in respect of the sequence of the transactions and events comprising the Arrangement, which shall occur in the order set forth herein.

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2.2	Binding Effect.

As of and from the Effective Time, this Plan of Arrangement will be binding on: (i) the Company, (ii) the Purchaser, (iii) Purchaser Subco, (iv) the Depositary, (v) all registered and beneficial Company Shareholders (including Dissenting Company Shareholders and including, for the avoidance of doubt, Persons who acquire Company Shares after the Effective Time), (vi) all High Street Holders and USCo2 Class B Holders, and (vii) all holders of Company Options, Company RSUs and Company Compensation Options (including, for the avoidance of doubt, Persons who acquire Company Options, Company RSUs or Company Compensation Options after the Effective Time), in each case without any further act or formality required on the part of any Person.

2.3	Effective Time of Arrangement.

The exchanges, issuances and cancellations provided for in Section 3.1 shall be deemed to occur at the time and in the order specified in Section 3.1, notwithstanding that certain of the procedures related thereto are not completed until after such time.

2.4	No Impairment.

No rights of creditors against the property and interests of the Company will be impaired by the Arrangement.

ARTICLE 3

THE ARRANGEMENT

3.1	Arrangement.

Commencing at the Effective Time, each of the transactions or events set out below shall occur and shall be deemed to occur in the following sequence, in each case without any further authorization, act or formality on the part of any Person, and in each case, unless otherwise specifically provided in this Section 3.1, effective as at two-minute intervals starting at the Effective Time:

(a)	each Company Share held by a Dissenting Company Shareholder shall be, and shall be deemed to be, transferred to the Purchaser by the holder thereof, free and clear of all Liens, and thereupon each Dissenting Company Shareholder shall cease to have any rights as a holder of such Company Shares other than a claim against the Purchaser in an amount determined and payable in accordance with Article 4 and the name of such Dissenting Company Shareholder shall be removed from the securities register for the Company Shares;

(b)	each Company Share acquired by the Purchaser pursuant to Section 3.1(a) shall be, and shall be deemed to be, surrendered to the Company, free and clear of all Liens, and each such Company Share so surrendered shall be cancelled for no consideration and thereupon the Purchaser shall cease to have any rights as a holder of such Company Shares and the name of the Purchaser shall be removed from the securities register for the Company Shares;

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(c)	each Effective Time Company Shareholder shall grant, and shall be deemed to have granted, to the Purchaser a Purchaser Call Option in respect of (i) each Company Share held by such Effective Time Company Shareholder at the Effective Time, (ii) all Company Shares into which any Company Share referred to in (i) of this Section 3.1(c) may be converted in accordance with the rights and restrictions attached to such Company Share in the Company’s Notice of Articles and Articles, and (iii) all Company Shares for which any Company Share referred to in (i) of this Section 3.1(c) may be exchanged pursuant to Section 3.1(i)(i) or Section 3.1(i)(iii);

(d)	in consideration for the grant of the Purchaser Call Options by the Effective Time Company Shareholders to the Purchaser pursuant to Section 3.1(c), the Purchaser shall, concurrently with the grant of such Purchaser Call Options, pay to each Effective Time Company Shareholder the Per Share Option Premium in respect of each Company Share held by such Effective Time Company Shareholder at the Effective Time;

(e)	each Person (other than the Purchaser or any affiliate of the Purchaser) who, at any time after the Effective Time and prior to the earlier of the Acquisition Effective Time and the Acquisition Closing Outside Date, acquires a Company Share from the Company (other than a Company Share in respect of which such Person has already granted to the Purchaser a Purchaser Call Option pursuant to Section 3.1(c)), or from any other Person, shall, concurrently with the acquisition of such Company Share, grant and shall be deemed to have granted to the Purchaser a Purchaser Call Option in respect of (i) such Company Share, (ii) all Company Shares into which such Company Share may be converted in accordance with the rights and restrictions attached to such Company Share in the Company’s Notice of Articles and Articles, and (iii) all Company Shares for which any Company Share referred to in (i) of this Section 3.1(e) may be exchanged pursuant to Section 3.1(i)(i) or Section 3.1(i)(iii); provided, that the Purchaser shall not be required to pay, nor shall such Person be entitled to receive from the Purchaser or from any Effective Time Company Shareholder, any payment on account of, as compensation for, or in relation to, the Option Premium in respect of any Purchaser Call Option granted pursuant to this Section 3.1(e);

(f)	the Notice of Articles and Articles of the Company, as applicable, shall be altered to:

(i)	alter the rights and restrictions of the existing classes of Company Subordinate Voting Shares, Company Proportionate Voting Shares and Company Multiple Voting Shares and to provide for the special rights and restrictions attaching to the Company Subordinate Voting Shares, Company Proportionate Voting Shares and Company Multiple Voting Shares, respectively, set out in the attached Exhibit A, which special rights and restrictions shall specifically refer to and include the Purchaser Call Option granted Pursuant to this Plan of Arrangement: and

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(ii)	in connection with the foregoing, Articles 26, 27 and 28 of the existing articles of the Company shall be deleted in their entirety and replaced with Articles 26, 27 and 28 as set out in the attached Exhibit A;

(g)	upon the Triggering Event Date occurring prior to the Purchaser Call Option Expiry Date, the Purchaser shall, in accordance with the terms and conditions of the Purchaser Call Option, exercise, and shall be deemed to have exercised, effective at the end of the Triggering Event Date, the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares;

(h)	upon the exercise or deemed exercise of the Purchaser Call Option by the Purchaser prior to the Purchaser Call Option Expiry Date, the Purchaser shall, in accordance with the terms and conditions of the Purchaser Call Option, acquire from each Call Option Grantor, and each Call Option Grantor shall be required to transfer to the Purchaser, all of the Purchaser Call Option Shares that are held by such Call Option Grantor on the Acquisition Date immediately following the exchange referred to in Section 3.1(i)(iii) (which, for the avoidance of doubt, shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange in Section 3.1(i)(i)), which acquisition and transfer shall occur on the Acquisition Date in accordance with Section 3.1(i)(v) or Section 3.1(i)(vii)(F), as applicable;

(i)	on the Acquisition Date, each of the transactions or events set out below in this Section 3.1 (i) shall occur, and shall be deemed to occur, in the following sequence, in each case without any further authorization, act or formality on the part of any Person, effective as at two minute intervals starting at the Acquisition Effective Time:

(i)	each Company Proportionate Voting Share outstanding immediately prior to the Acquisition Effective Time shall be exchanged with the Company for that number of Company Subordinate Voting Shares equal to the PVS Conversion Ratio in effect immediately prior to the Acquisition Effective Time, and upon such exchange:

(A)	each such exchanged Company Proportionate Voting Share shall be cancelled, and the holders of such exchanged Company Proportionate Voting Shares shall be removed from the Company’s securities register for the Company Proportionate Voting Shares; and

(B)	each holder of such exchanged Company Proportionate Voting Shares shall be entered in the Company’s securities register as the holder of the Company Subordinate Voting Shares issued to such holder pursuant to this Section 3.1(i)(i);

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(ii)	concurrently with the exchange of Company Proportionate Voting Shares pursuant to Section 3.1(i)(i), the capital of the Company Proportionate Voting Shares shall be reduced to nil, and there shall be added to the capital of the Company Subordinate Voting Shares, in respect of the Company Subordinate Voting Shares issued pursuant to Section 3.1(i)(i), an amount equal to the paid-up capital (within the meaning of the Tax Act) of the Company Proportionate Voting Shares immediately prior to the Acquisition Effective Time;

(iii)	each Company Multiple Voting Share outstanding immediately prior to the Acquisition Effective Time shall be exchanged with the Company for one Company Subordinate Voting Share, and upon such exchange:

(A)	each such exchanged Company Multiple Voting Share shall be cancelled, and the holders of such exchanged Company Multiple Voting Shares shall be removed from the Company’s securities register for the Company Multiple Voting Shares; and

(B)	each holder of such exchanged Company Multiple Voting Shares shall be entered in the Company’s securities register as the holder of the Subordinate Voting Shares issued to such holder pursuant to this Section 3.1(i)(iii);

(iv)	concurrently with the exchange of Company Multiple Voting Shares pursuant to Section 3.1(i)(iii), the capital of the Company Multiple Voting Shares shall be reduced to nil, and there shall be added to the capital of the Company Subordinate Voting Shares, in respect of the Company Subordinate Voting Shares issued pursuant to Section 3.1(i)(iii), an amount equal to the paid-up capital (within the meaning of the Tax Act) of the Company Multiple Voting Shares immediately prior to the Acquisition Effective Time;

(v)	in accordance with the terms of the Purchaser Call Option, each Company Subordinate Voting Share held by a Company Non-U.S. Shareholder immediately following the exchange in Section 3.1(i)(iii) (which, for the avoidance of doubt, shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange in Section 3.1(i)(i)) shall be transferred, and shall be deemed to be transferred, by the holder thereof to the Purchaser for the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration), which Purchaser Share Consideration or Per Share Consideration, as applicable, shall be paid in accordance with the provisions of Article 5, and upon such transfer:

(A)	each such former holder of such transferred Company Subordinate Voting Shares shall be removed from the Company’s securities register for the Company Subordinate Voting Shares;

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(B)	the Purchaser shall be entered in the Company’s securities register for the Company Subordinate Voting Shares as the legal owner of such transferred Company Subordinate Voting Shares; and

(C)	each such former holder of such transferred Company Subordinate Voting Shares shall, subject to Section 5.1, be entered in the Purchaser’s securities register for the Purchaser Shares in respect of the Consideration Shares issued to such holder pursuant to this Section 3.1 (i)(v), or, to the extent applicable, in the securities register of the issuer of any Alternate Consideration that such former holder of Company Subordinate Voting Shares is entitled to receive in lieu of the Consideration Shares;

(vi)	each Eligible Company Canadian Shareholder shall be entitled to make a tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law). The Purchaser shall make available on the Purchaser’s website tax election forms required under the Tax Act within 60 days of the Acquisition Date. Any Eligible Company Canadian Shareholder who wants to make such election and otherwise qualifies to make such election may do so by providing to the Purchaser two signed copies of the necessary election forms within 120 days following the Acquisition Date, duly completed with the details of the number of Company Subordinate Voting Shares transferred and the applicable agreed amount or amounts for the purposes of such election. Thereafter, subject to the election forms complying with the provisions of the Tax Act (or applicable provincial or territorial income tax law), the forms will be signed by the Purchaser and returned to such Eligible Company Canadian Shareholder by ordinary mail within 30 days after the receipt thereof by the Purchaser for filing with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority). The Purchaser will not be responsible for the proper completion of any election form and, except for the obligation of the Purchaser to so sign and return duly completed election forms which are received by the Purchaser within 120 days following the Acquisition Date. The Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Company Canadian Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial or territorial legislation). In its sole discretion, the Purchaser may choose to sign and return an election form received by it more than 120 days following the Acquisition Date, but the Purchaser will have no obligation to do so;

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(vii)	Purchaser Subco shall merge with and into the Company (the “Merger”) and be one corporate entity with the same effect as if they had amalgamated under Section 269 of the BCBCA, except that the legal existence of the Company shall not cease and the Company shall survive the Merger (the Company, as such surviving entity (“Mergeco”), notwithstanding the issue by the Registrar of a certificate of amalgamation and the assignment of a new incorporation number to Mergeco. The Merger, together with the transactions described in this Section 3.1(i)(i) through (i)(xi) is intended to qualify as a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E) of the U.S. Tax Code for all United States federal income tax purposes, and the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(9) of the Tax Act. As part of the Merger, and upon the Merger becoming effective:

(A)	without limiting the generality of the foregoing, the Company shall survive the Merger as Mergeco;

(B)	the properties, rights and interests and obligations of the Company shall continue to be the properties, rights and interests and obligations of Mergeco, and the Merger shall not constitute an assignment by operation of law, a transfer or any other disposition of the property, rights and interests of the Company to Mergeco;

(C)	the separate legal existence of Purchaser Subco shall cease without Purchaser Subco being liquidated or wound up, and the property, rights and interests and obligations of Purchaser Subco shall become the property, rights and interests and obligations of Mergeco;

(D)	Mergeco shall continue to be liable for the obligations of each of the Company and Purchaser Subco;

(E)	the Notice of Articles and Articles of Mergeco shall be the same as the Notice of Articles and Articles of the Company, as altered in accordance with Section 3.1(f);

(F)	each Company Subordinate Voting Share held by a Company U.S. Shareholder immediately following the exchange in Section 3.1(i)(iii) (which, for the avoidance of doubt, shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange in Section 3.1(i)(i)) shall, in accordance with the Purchaser Call Option, be transferred, and shall be deemed to be transferred, by the holder thereof to the Purchaser for the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration), which Purchaser Share Consideration or Per Share Consideration, as applicable, shall be paid in accordance with the provisions of Article 5, and each such former holder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Company Subordinate Voting Shares in accordance with this Section 3.1(i)(vii)(F), and upon such transfer:

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(I)	each such former holder of such transferred Company Subordinate Voting Shares shall be removed from the Company’s securities register for the Company Subordinate Voting Shares;

(II)	the Purchaser shall be entered in Mergeco’s securities register for the Mergeco Subordinate Voting Shares as the legal owner of such transferred Company Subordinate Voting Shares; and

(III)	each such former holder of such transferred Company Subordinate Voting Shares shall, subject to Section 5.1, be entered in the Purchaser’s securities register for the Purchaser Shares in respect of the Consideration Shares issued to such holder pursuant to this Section 3.1(i)(vii)(F), or, to the extent applicable, in the securities register of the issuer of any Alternate Consideration that such former holder of Company Subordinate Voting Shares is entitled to receive in lieu of the Consideration Shares;

(G)	each Purchaser Subco Share outstanding immediately prior to the Merger shall be exchanged for Mergeco Subordinate Voting Shares on the basis of one Mergeco Subordinate Voting Share for each Purchaser Subco Share;

(H)	in consideration for the Purchaser issuing Consideration Shares to the Company U.S. Shareholders in accordance with Section 3.1(i)(vii)(F), Mergeco shall issue to the Purchaser one Mergeco Subordinate Voting Share for each Purchaser Share issued by the Purchaser to the Company U.S. Shareholders pursuant to Section 3.1(i)(vii)(F);

(I)	the board of directors of Mergeco shall be comprised of a minimum of one and a maximum of 10 directors;

(J)	the amount added to the capital of the Purchaser Shares in respect of the Consideration Shares issued to Company U.S. Shareholders pursuant to Section 3.1(i)(vii)(F) shall be equal to the product obtained when (I) the paid-up capital (within the meaning of the Tax Act) of the Company Subordinate Voting Shares immediately following the exchanges in Section 3.1(i)(i) and Section 3.1(i)(iii), is multiplied by (II) a fraction, the numerator of which is the number of Company Subordinate Voting Shares transferred pursuant to Section 3.1(i)(vii)(F), and the denominator of which is the number of Company Subordinate Voting Shares outstanding immediately following the exchanges in Section 3.1(i)(i) and Section 3.1(i)(iii); and

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(K)	the Company will file an election with the Canada Revenue Agency to cease to be a public corporation for the purposes of the Tax Act;

(viii)	each Company Option shall be exchanged for a Replacement Option to acquire from the Purchaser such number of Purchaser Shares as is equal to: (A) the number of Company Subordinate Voting Shares that were issuable upon exercise of such Company Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular exercise of a Replacement Option, then the number of Purchaser Shares to otherwise be issued shall be rounded down to the nearest whole number). Such Replacement Options shall provide for an exercise price per Replacement Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Company Subordinate Voting Share that would otherwise be payable pursuant to the Company Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time, and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. Except as provided herein, all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the Purchaser Equity Incentive Plan, and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Company Option. It is intended that subsection 7(1.4) of Tax Act and Sections 1.424-l(a)(5) and 1.409A-l(b)(5)(v)(D) of the U.S. Treasury Regulations, as applicable, apply to such exchange of Company Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be increased such that the Replacement Option In-The-Money Amount immediately after the exchange does not exceed the Company Option In-The-Money Amount of the Company Option (or a fraction thereof) exchanged for such Replacement Option immediately before the exchange and so on a share-by-share basis, the ratio of the exercise price to the fair market value of the Company Options being exchanged shall not be less favourable to the optionee than the ratio of the exercise price to the fair market value of the Replacement Options immediately following the exchange;

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(ix)	each Company Compensation Option shall be exchanged for a Replacement Compensation Option to acquire from the Purchaser such number of Purchaser Shares as is equal to: (A) the number of Company Subordinate Voting Shares that were issuable upon exercise of such Company Compensation Option immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular exercise of a Replacement Compensation Option, then the number of Purchaser Shares to otherwise be issued shall be rounded down to the nearest whole number). Such Replacement Compensation Option shall provide for an exercise price per Replacement Compensation Option (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the exercise price per Company Subordinate Voting Share that would otherwise be payable pursuant to the Company Compensation Option it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time, and any document evidencing a Company Compensation Option shall thereafter evidence and be deemed to evidence such Replacement Compensation Option. Except as provided herein, all terms and conditions of a Replacement Compensation Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Compensation Option for which it was exchanged, and the exchange shall not provide any optionee with any additional benefits as compared to those under his or her original Company Compensation Option; and

(x)	each Company RSU shall be exchanged for a Replacement RSU to acquire from the Purchaser such number of Purchaser Shares as is equal to: (A) the number of Company Subordinate Voting Shares that were issuable upon vesting of such Company RSU immediately prior to the Acquisition Effective Time, multiplied by (B) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time (provided that if the foregoing would result in the issuance of a fraction of a Purchaser Share on any particular conversion of a Replacement RSU, then the number of Purchaser Shares to otherwise be issued shall be rounded down to the nearest whole number). Such Replacement RSU shall provide for a conversion price per Replacement RSU (rounded up to the nearest whole cent) equal to the quotient obtained when: (i) the conversion price per Company Subordinate Voting Share that would otherwise be applicable pursuant to the Company RSU it replaces is divided by (ii) the Exchange Ratio in effect immediately prior to the Acquisition Effective Time, and any document evidencing a Company RSU shall thereafter evidence and be deemed to evidence such Replacement RSU. Except as provided herein, all terms and conditions of a Replacement RSU, including the term to expiry, conditions to and manner of exercising, will be the same as the Company RSU for which it was exchanged, and the exchange shall not provide any holder with any additional benefits as compared to those under his or her original Company RSU.

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3.2	Letter of Transmittal.

The Company shall cause the Depositary to send a Letter of Transmittal to each Company Shareholder within 15 Business Days following the receipt by the Depositary of a Purchaser Call Option Exercise Notice or a Triggering Event Notice, as the case may be.

3.3	U.S. Tax Treatment.

The Company and Purchaser intend that for U.S. federal income Tax purposes (and applicable state and local Tax purposes) (i) the Option Premium paid by the Purchaser to an Effective Time Company Shareholder, Effective Time High Street Holder or Effective Time USCo2 Class B Shareholder will not be includible in income of such Effective Time Company Shareholder, Effective Time High Street Holder or Effective Time USCo2 Class B Shareholder until the earlier of: (A) (I) the sale or disposition of such Effective Time Company Shareholder’s Company Shares to any person other than the Purchaser, (II) the sale or disposition of such Effective Time High Street Holder’s Common Membership Units to any person other than the Purchaser, or (III) the sale or disposition of such Effective Time USCo2 Class B Shareholder Shares to any person other than the Purchaser, (B) the exercise of the Purchaser Call Option and the Purchaser’s acquisition of such (I) Effective Time Company Shareholder’s Company Shares, (II) the Effective Time High Street Holder’s Common Membership Units, or (III) Effective Time USCo2 Class B Holder’s USCo2 Class B Shares, or (C) the lapse or termination of the Purchaser Call Option; and (ii) the Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and (a)(2)(E) of the U.S. Tax Code. Subject to applicable Law, upon the occurrence of such transaction, the Purchaser and the Company will file all Tax Returns pursuant to the Purchaser Call Option in a manner consistent with such intent.

3.4	Canadian Tax Treatment.

The Company and the Purchaser intend that for Canadian federal income Tax purposes (and applicable provincial Tax purposes) the Merger will qualify as an amalgamation as defined in subsection 87(9) of the Tax Act.

3.5	No Fractional Purchaser Shares.

No fractional Purchaser Shares will be issued to any Person in connection with this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder pursuant to this Arrangement would otherwise result in a fraction of a Purchaser Share being issuable, then the aggregate number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number and no compensation shall be payable to such Company Shareholder in lieu of any such fractional Purchaser Share.

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ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent.

Pursuant to the Interim Order, each registered Company Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 238 of the BCBCA and in the manner set forth in Sections 242 to 247 of the BCBCA, all as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written notice of dissent to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to and received by the Company not later than 5:00 p.m. (Vancouver time) on the Business Day that is two Business Days before the Company Meeting. Company Shareholders who validly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value by the Purchaser, for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, will be deemed to have irrevocably surrendered such Dissenting Shares to the Company pursuant to Section 3.1(a) in consideration of such fair value, and each such Company Share so surrendered shall be cancelled and in no case will the Company or the Purchaser or any other Person be required to recognize such holders as holders of Company Shares after the Effective Time, and each Dissenting Company Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of the Company Shares in relation to which such Dissenting Company Shareholder has exercised Dissent Rights and the securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares as at and from the Effective Time; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights.

In addition to any other restrictions set forth in the BCBCA, none of the following Persons shall be entitled to exercise Dissent Rights: (i) Company Optionholders (with respect to any Company Options); (ii) Company RSU Holders (with respect to any Company RSUs); (iii) Company Compensation Option Holders (with respect to any Company Compensation Options); and (iv) Company Shareholders who vote in favour of, or who have instructed a proxyholder to vote in favour of, the Arrangement Resolution.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1	Payment and Delivery of Consideration.

(a)	Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver, or cause to be delivered, to the Payment Agent, by wire transfer in immediately available fluids, an amount sufficient to pay the Aggregate Option Premium payable by the Purchaser to: (i) the Effective Time Company Shareholders in accordance with Section 3.1(d); and (ii) the Effective Time High Street Holders and Effective Time USCo2 Class B Shareholders in accordance with the terms of the Arrangement Agreement.

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Following receipt by the Depositary of a Purchaser Call Option Exercise Notice or a Triggering Event Notice, as the case may be, and prior to the Acquisition Date, the Purchaser shall deliver, or cause to be delivered, to the Depositary a sufficient number of Purchaser Shares (or, to the extent applicable, any Alternate Consideration) to satisfy the Purchaser’s obligation to issue Consideration Shares (or, to the extent applicable, any Alternate Consideration) to Company Shareholders in accordance with Sections 3.1(i)(v) and 3.1(i)(vii)(F).

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Acquisition Effective Time represented outstanding Company Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder(s), a certificate representing the Consideration Shares (or, to the extent applicable, securities representing any Alternate Consideration) which such holder is entitled to receive pursuant to this Plan of Arrangement, which Consideration Shares (or, to the extent applicable, securities representing any Alternate Consideration) will be registered in such name or names and either (A) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal; or (B) made available for pick up at the office of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, and any certificate representing Company Shares so surrendered shall forthwith thereafter be cancelled.

(c)	Until surrendered as contemplated by Section 5.1(b), each certificate that immediately prior to the Acquisition Effective Time represented Company Shares shall be deemed after the Acquisition Effective Time to represent only the right to receive upon such surrender the Consideration Shares (or, to the extent applicable, any Alternate Consideration) in lieu of such certificate as contemplated in Section 5.1(b), less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Acquisition Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Company or the Purchaser. On such date, all Consideration Shares (or, to the extent applicable, securities representing any Alternate Consideration) to which such Company Shareholder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

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(d)	No dividends or other distributions declared or made after the Acquisition Date with respect to Purchaser Shares (or, to the extent applicable, securities representing any Alternate Consideration) with a record date on or after the Acquisition Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Company Shares which, immediately prior to the Acquisition Date, represented outstanding Company Subordinate Voting Shares (or Company Shares that were exchanged for Company Subordinate Voting Shares), until the surrender of such certificates to the Depositary. Subject to applicable Law and to Section 5.3, at the time of such surrender, there shall, in addition to the delivery of the Purchaser Shares (or, to the extent applicable, securities representing any Alternate Consideration) to which such Company Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Acquisition Effective Time theretofore paid with respect to such Purchaser Shares (or, to the extent applicable, securities representing any Alternate Consideration).

(e)	No holder of Company Shares shall be entitled to receive any consideration or entitlement with respect to such Company Shares in connection with the transactions or events contemplated by this Plan of Arrangement other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement.

5.2	Lost Certificates.

In the event any certificate which immediately prior to the Acquisition Effective Time represented one or more outstanding Company Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration Shares (or, to the extent applicable, any Alternate Consideration) that such Shareholder has the right to receive pursuant to the Plan of Arrangement, delivered in accordance with such Shareholder’s Letter of Transmittal. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration Shares (or, to the extent applicable, any Alternate Consideration) are to be delivered shall as a condition precedent to the delivery of such Consideration Shares (or, to the extent applicable, any Alternate Consideration), give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights.

(a)	The Purchaser, the Company, the Payment Agent or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement and the Acquisition (including, without limitation, any amounts payable pursuant to Section 4.1), such amounts as the Purchaser, the Company, the Payment Agent or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

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(b)	Not later than 10 Business Days prior to the Acquisition Date, the Purchaser shall give written notice to the Company of any deduction or withholding set forth in Section 5.3(a) that the Purchaser intends to make or that it anticipates the Payment Agent or Depositary making and afford the Company a reasonable opportunity to dispute any such deduction or withholding.

(c)	Each of the Company, the Purchaser, the Payment Agent and the Depositary is hereby authorized to sell or otherwise dispose of such portion of any Purchaser Shares payable to any Company Shareholder pursuant to this Plan of Arrangement as is necessary to provide sufficient funds to the Company, the Purchaser, the Payment Agent or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and the Company, the Purchaser, the Payment Agent or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

5.4	No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement, including the surrender of Company Shares by Dissenting Company Shareholders, shall be free and clear of any Liens or other claims of third parties of any kind.

5.5	Paramountcy.

From and after the Effective Time this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs and Company Compensation Options issued or outstanding at or following the Effective Time.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement.

(a)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the Purchaser and the Company (subject to the Arrangement Agreement), each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

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(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting and the Purchaser Meeting (provided that the Purchaser or the Company, subject to the Arrangement Agreement, have each consented in writing thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting and the Purchaser Meeting, respectively (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date and prior to the Acquisition Date by the Purchaser and the Company, provided that it concerns a matter which, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Company Shareholder, High Street Holder or USCo2 Class B Shareholder.

ARTICLE 7

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

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EXHIBIT A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHING TO THE COMPANY SHARES

SUBORDINATE VOTING SHARES

The Company will be authorized to issue an unlimited number of Class A subordinate voting shares (“Subordinate Voting Shares”), without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

26.1	Voting

The holders of Subordinate Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Each Subordinate Voting Share shall entitle the holder thereof to one vote at each such meeting.

26.2	Alteration to Rights of Subordinate Voting Shares

So long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Subordinate Voting Shares expressed by separate special resolution, alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Subordinate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

26.3	Purchaser Call Option

Each issued and outstanding Subordinate Voting Share shall, without any action by the holder, be subject to the terms of the Plan of Arrangement (as defined below) and the Purchaser Call Option (as defined below) granted pursuant to the Plan of Arrangement.

For the purposes of these Subordinate Voting Share rights:

(a)	“Arrangement Agreement” means the arrangement agreement made April 18, 2019 between Canopy Growth Corporation and the Company;

(b)	“Plan of Arrangement” means the plan of arrangement contemplated by the Arrangement Agreement implementing an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company and Canopy Growth Corporation, as such plan of arrangement may be amended from time to time in accordance with the Arrangement Agreement; and

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(c)	“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement containing the terms and conditions in Exhibit B to the Plan of Arrangement, a copy of which is set out in Appendix A to this Exhibit A and forms part of the rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares.

26.4	Dividends

The holders of Subordinate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared thereon by the directors from time to time, provided that at any particular time in the period from the Effective Date (as defined in the Plan of Arrangement) until the earlier to occur of the Acquisition Date (as defined in the Plan of Arrangement) and the Acquisition Closing Outside Date (as defined in the Plan of Arrangement), the aggregate amount of dividends per Subordinate Voting Share declared from the Effective Date until such particular time shall not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth Corporation (or any successor thereto) on its common shares from the Effective Date until such particular time, is multiplied by (ii) the Exchange Ratio (as defined in the Plan of Arrangement). The directors may declare no dividend payable in cash or property on the Subordinate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Proportionate Voting Shares, in an amount per Proportionate Voting Share equal to the amount of the dividend declared per Subordinate Voting Share, multiplied by 40; and (ii) the Multiple Voting Shares, in an amount per Multiple Voting Share equal to the amount of the dividend declared per Subordinate Voting Share.

26.5	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purposes of winding up its affairs, the holders of the Subordinate Voting Shares shall be entitled to participate pari passu with the holders of Proportionate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Subordinate Voting Share equal to each of: (i) the amount of such distribution per Proportionate Voting Share divided by 40; and (ii) the amount of such distribution per Multiple Voting Share.

26.6	Subdivision or Consolidation

The Subordinate Voting Shares shall not be consolidated or subdivided unless the Proportionate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

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PROPORTIONATE VOTING SHARES

The Company will be authorized to issue an unlimited number of Class B proportionate voting shares (“Proportionate Voting Shares”), without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

27.1	Voting

The holders of Proportionate Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 27.3 and 27.4, each Proportionate Voting Share shall entitle the holder to 40 votes and each fraction of a Proportionate Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 40 and rounding the product down to the nearest whole number, at each such meeting.

27.2	Alteration to Rights of Proportionate Voting Shares

So long as any Proportionate Voting Shares remain outstanding, the Company will not, without the consent of the holders of Proportionate Voting Shares and Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Proportionate Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares or Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate special resolution, each Proportionate Voting Share and Multiple Voting Share shall entitle the holder to one vote and each fraction of a Proportionate Voting Share or Multiple Voting Share will entitle the holder to the corresponding fraction of one vote.

27.3	Shares Superior to Proportionate Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Proportionate Voting Shares without the consent of the holders of a majority of the Proportionate Voting Shares and Multiple Voting Shares expressed by separate ordinary resolution.

At any meeting of holders of Proportionate Voting Shares and Multiple Voting Shares called to consider such a separate ordinary resolution, each Proportionate Voting Share and Multiple Voting Share will entitle the holder to one vote and each fraction of a Proportional Voting Share and Multiple Voting Share shall entitle the holder to the corresponding fraction of one vote.

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27.4	Purchaser Call Option

Each issued and outstanding Proportionate Voting Share shall, without any action by the holder, be subject to the terms of the Plan of Arrangement (as defined below) and the Purchaser Call Option (as defined below) granted pursuant to the Plan of Arrangement.

For the purposes of these Proportionate Voting Share rights:

(a)	“Arrangement Agreement” means the arrangement agreement made April 18, 2019 between Canopy Growth Corporation and the Company;

(b)	“Plan of Arrangement” means the plan of arrangement contemplated by the Arrangement Agreement implementing an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company and Canopy Growth Corporation, as such plan of arrangement may be amended from time to time in accordance with the Arrangement Agreement; and

(c)	“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement containing the terms and conditions in Exhibit B to the Plan of Arrangement, a copy of which is set out in Appendix A to this Exhibit A and forms part of the rights, privileges, restrictions and conditions attached to the Proportionate Voting Shares.

27.5	Dividends

The holders of Proportionate Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time, provided that at any particular time in the period from the Effective Date (as defined in the Plan of Arrangement) until the earlier to occur of the Acquisition Date (as defined in the Plan of Arrangement) and the Acquisition Closing Outside Date (as defined in the Plan of Arrangement), the aggregate amount of dividends per Proportionate Voting Share declared from the Effective Date until such particular time shall not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth Corporation (or any successor thereto) on its common shares from the Effective Date until such particular time, is multiplied by (ii) the PVS Exchange Ratio (as defined in the Plan of Arrangement). The directors may declare no dividend payable in cash or property on the Proportionate Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Proportionate Voting Share divided by 40; and (ii) on the Multiple Voting Shares in an amount equal to the dividend declared per Proportionate Voting Share divided by 40.

Holders of fractional Proportionate Voting Shares shall be entitled to receive any dividend declared on the Proportionate Voting Shares, in an amount equal to the dividend per Proportionate Voting Share multiplied by the fraction thereof held by such holder.

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27.6	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Proportionate Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Multiple Voting Shares, with the amount of such distribution per Proportionate Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share multiplied by 40; and (ii) the amount of such distribution per Multiple Voting Share multiplied by 40; and each fraction of a Proportionate Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Proportionate Voting Share.

27.7	Subdivision or Consolidation

The Proportionate Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Multiple Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

27.8	Voluntary Conversion

Subject to the Conversion Limitation set forth in this Article 27.8, holders of Proportionate Voting Shares and Multiple Voting Shares shall have the following rights of conversion (the “Share Conversion Right”):

(a)	Right to Convert Proportionate Voting Shares. Each Proportionate Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares in respect of which the Share Conversion Right is exercised by 40. Fractions of Proportionate Voting Shares may be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 40.

(b)	Right to Convert Multiple Voting Shares. Each Multiple Voting Share shall be convertible at the option of the holder into such number of Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares in respect of which the Share Conversion Right is exercised by one. Fractions of Multiple Voting Shares may be converted into such number of Subordinated Voting Shares as is determined by multiplying the fraction by one.

(c)	Conversion Limitation. Unless already appointed, upon receipt of a Conversion Notice (as defined below), the directors (or a committee thereof) shall designate an officer of the Company who shall determine whether the Conversion Limitation set forth in this Article shall apply to the conversion referred to therein (the “Conversion Limitation Officer”).

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(d)	Foreign Private Issuer Status. The Company shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company shall not give effect to any voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares pursuant to this Article 27.8 or otherwise, and the Share Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Proportionate Voting Shares or Multiple Voting Shares, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the basis that each Subordinate Voting Share, Proportionate Voting Share and Multiple Voting Share is counted once, without regard to the number of votes carried by such share) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”) would exceed 40% (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares, Multiple Voting Shares, Proportionate Voting Shares and Multiple Voting Shares (calculated on the same basis) issued and outstanding (the “FPI Restriction”). The directors may by resolution increase the 40% Threshold to a number not to exceed 50%, and if any such resolution is adopted, all references to the 40% Threshold herein shall refer instead to the amended percentage threshold set by the directors in such resolution.

(e)	Conversion Limitation. In order to give effect to the FPI Restriction, the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares upon exercise by such holder of the Share Conversion Right will be subject to the 40% Threshold based on the number of Proportionate Voting Shares or Multiple Voting Shares held by such holder as of the date of issuance of Proportionate Voting Shares or Multiple Voting Shares to such holder, and thereafter at the end of each of the Company’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [A x 40% - B] x (C/D)

Where, on the Determination Date:

X = Maximum Number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right.

A = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares issued and outstanding.

B = Aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents.

C = Aggregate Number of Proportionate Voting Shares and Multiple Voting Shares held by such holder.

D = Aggregate Number of All Proportionate Voting Shares and Multiple Voting Shares.

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The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Share Conversion Right, generally in accordance with the formula set forth immediately above. Upon request by a holder of Proportionate Voting Shares or Multiple Voting Shares, the Company will provide each holder of Proportionate Voting Shares or Multiple Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Share Conversion Right would result in the 40% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be prorated among each holder of Proportionate Voting Shares or Multiple Voting Shares exercising the Share Conversion Right.

Notwithstanding the provisions of Articles 27.8(d) and (e), the directors may by resolution waive the application of the Conversion Restriction to any exercise or exercises of the Share Conversion Right to which the Conversion Restriction would otherwise apply, or to future Conversion Restrictions generally, including with respect to a period of time.

(f)	Disputes.

(i)	Any holder of Proportionate Voting Shares or Multiple Voting Shares who beneficially owns more than 5% of the issued and outstanding Proportionate Voting Shares or Multiple Voting Shares may submit a written dispute as to the calculation of the 40% Threshold or the FPI Restriction by the Conversion Limitation Officer to the directors with the basis for the disputed calculations. The Company shall respond to the holder within five business days of receipt of the notice of such dispute with a written calculation of the 40% Threshold or the FPI Restriction, as applicable. If the holder and the Company are unable to agree upon such calculation of the 40% Threshold or the FPI Restriction, as applicable, within five business days of such response, then the Company and the holder shall, within one business day thereafter submit the disputed calculation of the 40% Threshold or the FPI Restriction to the Company’s independent auditor. The Company, at the Company’s expense, shall cause the auditor to perform the calculations in dispute and notify the Company and the holder of the results no later than five business days from the time it receives the disputed calculations. The auditor’s calculations shall be final and binding on all parties, absent demonstrable error.

(ii)	In the event of a dispute as to the number of Subordinate Voting Shares issuable to a holder of Proportionate Voting Shares or Multiple Voting Shares in connection with a voluntary conversion of Proportionate Voting Shares or Multiple Voting Shares, the Company shall issue to the holder of Proportionate Voting Shares or Multiple Voting Shares the number of Subordinate Voting Shares not in dispute, and resolve such dispute in accordance with Article 27.8(f)(i).

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(g)	Mechanics of Conversion. Before any holder of Proportionate Voting Shares or Multiple Voting Shares shall be entitled to voluntarily convert Proportionate Voting Shares or Multiple Voting Shares into Subordinate Voting Shares in accordance with Articles 27.8(a) or (b), the holder shall surrender the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted at the head office of the Company, or the office of any transfer agent for the Proportionate Voting Shares or Multiple Voting Shares, and shall give written notice to the Company at its head office of his or her election to convert such Proportionate Voting Shares or Multiple Voting Shares and shall state therein the name or names in which the certificate or certificates representing the Subordinate Voting Shares are to be issued (a “Conversion Notice”). The Company shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his or her nominee, a certificate or certificates or direct registration statement representing the number of Subordinate Voting Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Proportionate Voting Shares or Multiple Voting Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Subordinate Voting Shares as of such date.

27.9	Mandatory Conversion

Notwithstanding anything to the contrary contained in this Article 27, on the Acquisition Date, each issued and outstanding Proportionate Voting Share shall be automatically converted, in accordance with the Plan of Arrangement, into such number of Subordinate Voting Shares as is determined by multiplying the number of Proportionate Voting Shares by 40. Fractions of Proportionate Voting Shares shall be converted into such number of Subordinate Voting Shares as is determined by multiplying the fraction by 40.

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MULTIPLE VOTING SHARES

The Company will be authorized to issue 168,000 Class C multiple voting shares (“Multiple Voting Shares”), without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

28.1	Voting

The holders of Multiple Voting Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except a meeting at which only the holders of another class or series of shares is entitled to vote. Subject to Articles 28.4 and 28.5, each Multiple Voting Share shall entitle the holder to 3,000 votes and each fraction of a Multiple Voting Share shall entitle the holder to the number of votes calculated by multiplying the fraction by 3,000 and rounding the product down to the nearest whole number, at each such meeting.

28.2	Alteration to Rights of Multiple Voting Shares

So long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of Multiple Voting Shares expressed by separate special resolution alter or amend these Articles if the result of such alteration or amendment would:

(a)	prejudice or interfere with any right or special right attached to the Multiple Voting Shares; or

(b)	affect the rights or special rights of the holders of Subordinate Voting Shares, Proportionate Voting Shares and Multiple Voting Shares on a per share basis as provided for herein.

At any meeting of holders of Multiple Voting Shares called to consider such a separate special resolution, each Multiple Voting Share shall entitle the holder to one vote and each fraction of a Multiple Voting Share will entitle the holder to the corresponding fraction of one vote.

28.3	Shares Superior to Multiple Voting Shares

The Company may take no action which would authorize or create shares of any class or series having preferences superior to or on a parity with the Multiple Voting Shares without the consent of the holders of a majority of the Multiple Voting Shares expressed by separate ordinary resolution.

At any meeting of holders of Multiple Voting Shares called to consider such a separate ordinary resolution, each Multiple Voting Share will entitle the holder to one vote and each fraction of a Multiple Voting Share shall entitle the holder to the corresponding fraction of one vote.

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28.4	Purchaser Call Option

Each issued and outstanding Multiple Voting Share shall, without any action by the holder, be subject to the terms of the Plan of Arrangement (as defined below) and the Purchaser Call Option (as defined below) granted pursuant to the Plan of Arrangement.

For the purposes of these Multiple Voting Share rights:

(a)	“Arrangement Agreement” means the arrangement agreement made April 18, 2019 between Canopy Growth Corporation and the Company;

(b)	“Plan of Arrangement” means the plan of arrangement contemplated by the Arrangement Agreement implementing an arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company and Canopy Growth Corporation, as such plan of arrangement may be amended from time to time in accordance with the Arrangement Agreement; and

(c)	“Purchaser Call Option” has the meaning ascribed to such term in the Plan of Arrangement containing the terms and conditions in Exhibit B to the Plan of Arrangement, a copy of which is set out in Appendix A to this Exhibit A and forms part of the rights, privileges, restrictions and conditions attached to the Multiple Voting Shares.

28.5	Issuance

No additional Multiple Voting Shares are issuable following the date of the Arrangement Agreement.

28.6	Dividends

The holders of Multiple Voting Shares shall be entitled to receive such dividends payable in cash or property of the Company as may be declared by the directors from time to time, provided that at any particular time in the period from the Effective Date (as defined in the Plan of Arrangement) until the earlier to occur of the Acquisition Date (as defined in the Plan of Arrangement) and the Acquisition Closing Outside Date (as defined in the Plan of Arrangement), the aggregate amount of dividends per Multiple Voting Share declared from the Effective Date until such particular time shall not exceed the product obtained when (i) the aggregate amount of dividends, per share, declared by Canopy Growth Corporation (or any successor thereto) on its common shares from the Effective Date until such particular time, is multiplied by (ii) the Exchange Ratio (as defined in the Plan of Arrangement). The directors may declare no dividend payable in cash or property on the Multiple Voting Shares unless the directors simultaneously declare a dividend payable in cash or property on: (i) the Subordinate Voting Shares, in an amount equal to the amount of the dividend declared per Multiple Voting Share; and (ii) on the Proportionate Voting Shares in an amount equal to the dividend declared per Multiple Voting Share multiplied by 40.

Holders of fractional Multiple Voting Shares shall be entitled to receive any dividend declared on the Multiple Voting Shares, in an amount equal to the dividend per Multiple Voting Share multiplied by the fraction thereof held by such holder.

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28.7	Liquidation Rights

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company to its shareholders for the purpose of winding up its affairs, the holders of the Multiple Voting Shares shall be entitled to participate pari passu with the holders of Subordinate Voting Shares and Proportionate Voting Shares, with the amount of such distribution per Multiple Voting Share equal to each of: (i) the amount of such distribution per Subordinate Voting Share; and (ii) the amount of such distribution per Proportionate Voting Share divided by 40; and each fraction of a Multiple Voting Share will be entitled to the amount calculated by multiplying the fraction by the amount payable per whole Multiple Voting Share.

28.8	Subdivision or Consolidation

The Multiple Voting Shares shall not be consolidated or subdivided unless the Subordinate Voting Shares and the Proportionate Voting Shares are simultaneously consolidated or subdivided utilizing the same divisor or multiplier.

28.9	Transfer of Multiple Voting Shares

No Multiple Voting Share may be sold, transferred, assigned, pledged or otherwise disposed of, other than: (i) in connection with the conversion of Multiple Voting Shares into Subordinate Voting Shares; (ii) to an immediate family member of the holder; or (iii) a transfer for purposes of estate or tax planning to a company or person that is wholly beneficially owned by the holder or immediate family members of the holder or which the holder or immediate family members of the holder are the sole beneficiaries thereof.

28.10	Mandatory Conversion

Notwithstanding anything to the contrary contained in this Article 28,on the Acquisition Date, each issued and outstanding Multiple Voting Share shall be automatically converted, in accordance with the Plan of Arrangement, into such number of Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by one. Fractions of Multiple Voting Shares shall be converted into such number of Subordinated Voting Shares as is determined by multiplying the fraction by one.

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APPENDIX A

(TO RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
ATTACHING TO THE COMPANY SHARES)

TERMS OF PURCHASER CALL OPTION

Each Purchaser Call Option shall be granted upon and shall be subject to the following terms and conditions:

Definitions

Capitalized terms used but not defined in this Appendix A shall have the meaning ascribed thereto in the Plan of Arrangement (the “Plan of Arrangement”).

Grant of Purchaser Call Option

Pursuant to Section 3.1(c) or Section 3.1(e) of the Plan of Arrangement, as applicable, and subject to the terms and conditions of the Plan of Arrangement, including Exhibit B thereto and this Appendix A, the Call Option Grantor grants to the Purchaser, on the Effective Time on the Effective Date (the “Call Option Grant Date”), an option (the “Purchaser Call Option”) to purchase all of the Company Shares held by the Call Option Grantor on the Acquisition Date immediately following the exchanges referred to in Section 3.1(i)(i) and Section 3.1(i)(iii) of the Plan of Arrangement (such Company Shares, the “Purchaser Call Option Shares”), in each case subject to the terms and conditions set out in the Plan of Arrangement, including Exhibit B thereto and this Exhibit A.

Exercise of Purchaser Call Option Prior to Triggering Event Date

The Purchaser Call Option may be exercised by the Purchaser in its sole discretion at any time prior to the Triggering Event Date and before the Purchaser Call Option Expiry Date by delivering to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Exercise of Purchaser Call Option Following Triggering Event Date

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, effective at 5:00 p.m. (Toronto time) on the Triggering Event Date, the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares.

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Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall, within two Business Days of the Triggering Event Date, deliver to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

If the Purchaser fails to deliver a Purchaser Call Option Exercise Notice to the Depositary in accordance with the immediately preceding paragraph, the Company shall be entitled and shall be required, forthwith following such failure by the Purchaser, to deliver to the Depositary (with a copy to the Purchaser) a Triggering Event Notice specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Issuance of Company Shares Following Exercise or Deemed Exercise of Option

Where a Purchaser Call Option is granted or deemed to be granted pursuant to Section 3.1(e) of the Plan of Arrangement at any time following the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, such Purchaser Call Option effective immediately following the grant or deemed grant of such Purchaser Call Option pursuant to Section 3.1(e) of the Plan of Arrangement.

Expiry of Purchaser Call Option

If the Purchaser Call Option has not been exercised or deemed to have been exercised prior to the Purchaser Call Option Expiry Date, the Purchaser Call Option shall expire and terminate effective as of the Purchaser Call Option Expiry Date and thereafter shall be of no further force or effect.

Notwithstanding anything to the contrary contained herein, if the Purchaser Call Option is exercised or deemed to be exercised prior to the Purchaser Call Option Expiry Date but the closing of the Acquisition has not occurred by the Acquisition Closing Outside Date, the Purchaser Call Option shall expire and terminate effective as of the Acquisition Closing Outside Date and thereafter shall be of no further force or effect.

Effect of Exercise or Deemed Exercise of Purchaser Call Option

Upon the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall be required to purchase from each Call Option Grantor, and each Call Option Grantor shall be required to sell to the Purchaser, on the Acquisition Date, the Company Subordinate Voting Shares held by such Call Option Grantor immediately following the exchange referred to in Section 3.1(i)(iii) of the Plan of Arrangement (which for clarity shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange referred to in Section 3.1(i)(i) of the Plan of Arrangement), in consideration for the payment by the Purchaser to such Call Option Grantor of the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration) for each Company Subordinate Voting Share acquired from such Call Option Grantor, all in accordance with this Exhibit B and the Plan of Arrangement.

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Purchase and Sale of Purchaser Call Option Shares Following Exercise of Purchaser Call Option

The closing of the purchase and sale of Purchaser Call Option Shares following the exercise or deemed exercise by the Purchaser of the Purchaser Call Option shall occur on the Acquisition Date as follows:

1)	Following the exchange referred to in Section 3.1(i)(iii) of the Plan of Arrangement, Company Non-U.S. Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(i)(v) of the Plan of Arrangement; and

2)	Following the exchange by Company Non-U.S. Shareholders of their Company Subordinate Voting Shares to the Purchaser in accordance with Section 3.1(i)(v) of the Plan of Arrangement, Company U.S. Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(i)(vii)(F) of the Plan of Arrangement.

On the Acquisition Date, the Purchaser shall issue to the holder of a Purchaser Call Option Share, for each Purchaser Call Option Share acquired, the Purchaser Share Consideration (or, to the extent applicable, any Alternate Consideration), in accordance with Section 5.1 of the Plan of Arrangement.

Assignment of Company Shares Prior to the Acquisition Date

Notwithstanding the foregoing, the Purchaser Call Option shall not prohibit the sale, assignment or transfer of Company Shares by Call Option Grantors at any time, or from time to time, prior to the Acquisition Date. A Company Shareholder that sells, assigns or transfers Company Shares prior to the Acquisition Date shall, following such sale, assignment or transfer, not be subject to the terms of the Purchaser Call Option in respect of such Company Shares (except to the extent such Company Shareholder subsequently re-acquires such Company Shares). For greater certainty, any acquirer of Company Shares following such sale, assignment or transfer shall be subject to the terms of the Purchaser Call Option in respect of such Company Shares.

Holders of Common Membership Units and USCo2 Class B Shares

The terms provided herein with respect to Company Shares shall apply in all respects to the holders of Common Membership Units and USCo2 Class B Shares except that the Purchaser Call Option may not be exercised before three years after the Acquisition Date with respect to these holders. The exercise of the Purchaser Call Option with respect to these holders is to be effectuated in a manner consistent with Exhibit 1 and Exhibit 2 of the Arrangement Agreement.

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EXHIBIT B

TERMS OF PURCHASER CALL OPTION

Each Purchaser Call Option shall be granted upon and shall be subject to the following terms and conditions:

Definitions

Capitalized terms used but not defined in this Exhibit B shall have the meaning ascribed thereto in the Plan of Arrangement to which this Exhibit B is appended (the “Plan of Arrangement”).

Grant of Purchaser Call Option

Pursuant to Section 3.1(c) or Section 3.1(e) of the Plan of Arrangement, as applicable, and subject to the terms and conditions set out in this Exhibit B and the Plan of Arrangement, the Call Option Grantor grants to the Purchaser, on the Effective Time on the Effective Date (the “Call Option Grant Date”), an option (the “Purchaser Call Option”) to purchase all of the Company Shares held by the Call Option Grantor on the Acquisition Date immediately following the exchanges referred to in Section 3.1(i)(i) and Section 3.1(i)(iii) of the Plan of Arrangement (such Company Shares, the “Purchaser Call Option Shares”), in each case subject to the terms and conditions set out in this Exhibit B and the Plan of Arrangement.

Exercise of Purchaser Call Option Prior to Triggering Event Date

The Purchaser Call Option may be exercised by the Purchaser in its sole discretion at any time prior to the Triggering Event Date and before the Purchaser Call Option Expiry Date by delivering to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Exercise of Purchaser Call Option Following Triggering Event Date

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, effective at 5:00 p.m. (Toronto time) on the Triggering Event Date, the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares.

Upon the occurrence of the Triggering Event Date prior to the Purchaser Call Option Expiry Date, and provided the Purchaser has not previously exercised the Purchaser Call Option, the Purchaser shall, within two Business Days of the Triggering Event Date, deliver to the Depositary (with a copy to the Company) a Purchaser Call Option Exercise Notice stating that the Purchaser is exercising the Purchaser Call Option with respect to all (but not less than all) of the Purchaser Call Option Shares and specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

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If the Purchaser fails to deliver a Purchaser Call Option Exercise Notice to the Depositary in accordance with the immediately preceding paragraph, the Company shall be entitled and shall be required, forthwith following such failure by the Purchaser, to deliver to the Depositary (with a copy to the Purchaser) a Triggering Event Notice specifying the Acquisition Date on which the closing of the purchase and sale of the Purchaser Call Option Shares is to occur, subject to the Acquisition Closing Conditions being satisfied or waived.

Issuance of Company Shares Following Exercise or Deemed Exercise of Option

Where a Purchaser Call Option is granted or deemed to be granted pursuant to Section 3.1(e) of the Plan of Arrangement at any time following the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall exercise, and shall be deemed to have exercised, such Purchaser Call Option effective immediately following the grant or deemed grant of such Purchaser Call Option pursuant to Section 3.1(e) of the Plan of Arrangement.

Expiry of Purchaser Call Option

If the Purchaser Call Option has not been exercised or deemed to have been exercised prior to the Purchaser Call Option Expiry Date, the Purchaser Call Option shall expire and terminate effective as of the Purchaser Call Option Expiry Date and thereafter shall be of no further force or effect.

Notwithstanding anything to the contrary contained herein, if the Purchaser Call Option is exercised or deemed to be exercised prior to the Purchaser Call Option Expiry Date but the closing of the Acquisition has not occurred by the Acquisition Closing Outside Date, the Purchaser Call Option shall expire and terminate effective as of the Acquisition Closing Outside Date and thereafter shall be of no further force or effect.

Effect of Exercise or Deemed Exercise of Purchaser Call Option

Upon the exercise or deemed exercise of the Purchaser Call Option, the Purchaser shall be required to purchase from each Call Option Grantor, and each Call Option Grantor shall be required to sell to the Purchaser, on the Acquisition Date, the Company Subordinate Voting Shares held by such Call Option Grantor immediately following the exchange referred to in Section 3.1 (i)(iii) of the Plan of Arrangement (which for clarity shall include any Company Subordinate Voting Shares received by such Call Option Grantor upon the exchange referred to in Section 3.1(i)(i) of the Plan of Arrangement), in consideration for the payment by the Purchaser to such Call Option Grantor of the Purchaser Share Consideration (or, in the event a Purchaser Change of Control shall have occurred prior to the Acquisition Date, the Per Share Consideration) for each Company Subordinate Voting Share acquired from such Call Option Grantor, all in accordance with this Exhibit B and the Plan of Arrangement.

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Purchase and Sale of Purchaser Call Option Shares Following Exercise of Purchaser Call Option

The closing of the purchase and sale of Purchaser Call Option Shares following the exercise or deemed exercise by the Purchaser of the Purchaser Call Option shall occur on the Acquisition Date as follows:

1)	Following the exchange referred to in Section 3.1(i)(iii) of the Plan of Arrangement, Company Non-U.S. Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(i)(v) of the Plan of Arrangement; and

2)	Following the exchange by Company Non-U.S. Shareholders of their Company Subordinate Voting Shares to the Purchaser in accordance with Section 3.1(i)(v) of the Plan of Arrangement, Company U.S. Shareholders shall exchange their Company Subordinate Voting Shares for Consideration Shares (or, to the extent applicable, any Alternate Consideration) in accordance with Section 3.1(i)(vii)(F) of the Plan of Arrangement.

On the Acquisition Date, the Purchaser shall issue to the holder of a Purchaser Call Option Share, for each Purchaser Call Option Share acquired, the Purchaser Share Consideration (or, to the extent applicable, any Alternate Consideration), in accordance with Section 5.1 of the Plan of Arrangement.

Assignment of Company Shares Prior to the Acquisition Date

Notwithstanding the foregoing, the Purchaser Call Option shall not prohibit the sale, assignment or transfer of Company Shares by Call Option Grantors at any time, or from time to time, prior to the Acquisition Date. A Company Shareholder that sells, assigns or transfers Company Shares prior to the Acquisition Date shall, following such sale, assignment or transfer, not be subject to the terms of the Purchaser Call Option in respect of such Company Shares (except to the extent such Company Shareholder subsequently re-acquires such Company Shares). For greater certainty, any acquirer of Company Shares following such sale, assignment or transfer shall be subject to the terms of the Purchaser Call Option in respect of such Company Shares.

Holders of Common Membership Units and USCo2 Class B Shares

The terms provided herein with respect to Company Shares shall apply in all respects to the holders of Common Membership Units and USCo2 Class B Shares except that the Purchaser Call Option may not be exercised before three years after the Acquisition Date with respect to these holders. The exercise of the Purchaser Call Option with respect to these holders is to be effectuated in a manner consistent with Exhibit 1 and Exhibit 2 of the Arrangement Agreement.

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EXHIBIT C

PURCHASE CALL OPTION EXERCISE NOTICE

CANOPY GROWTH CORPORATION

PURCHASER CALL OPTION EXERCISE NOTICE

TO:	Computershare Trust Company of Canada (the “Depositary”)

AND TO:	Acreage Holdings, Inc. (the “Company”)

Reference is made to the arrangement agreement between Canopy Growth Corporation (the “Purchaser”) and the Company dated April 18, 2019 and the plan of arrangement contemplated thereby (the “Plan of Arrangement”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Plan of Arrangement.

In accordance with the terms of the Purchaser Call Option and the Plan of Arrangement, the Purchaser hereby gives notice that it is exercising its rights pursuant to the Purchaser Call Option to acquire all (but not less than all) of the Purchaser Call Option Shares.

The closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur on _________________, 20_(the “Acquisition Date”) subject to the satisfaction or waiver of the Acquisition Closing Conditions.

DATED the_____day of____________________    , 20__.

CANOPY GROWTH CORPORATION

Per:
Authorized Signatory I have authority to bind the Purchaser.

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EXHIBIT D

TRIGGERING EVENT NOTICE

ACREAGE HOLDINGS, INC.

TRIGGERING EVENT NOTICE

TO:	Computershare Trust Company of Canada (the “Depositary”)

AND TO:	Canopy Growth Corporation. (the “Purchaser”)

Reference is made to the arrangement agreement between the Purchaser and Acreage Holdings, Inc.(the “Company”) dated April 18, 2019 and the plan of arrangement contemplated thereby (the “Plan of Arrangement”). Capitalized terms used but not defined herein shall have the ascribed thereto in the Plan of Arrangement.

In accordance with the terms of the Purchaser Call Option and the Plan of Arrangement, the Company hereby gives notice that the Triggering Event Date has occurred, and that the Purchaser is therefore deemed to have exercised its rights pursuant to the Purchaser Call Option to acquire all (but not less than all) of the Purchaser Call Option Shares.

The closing of the purchase and sale of the Purchaser Call Option Shares pursuant to the Purchaser Call Option is to occur on ________________ , 20_ (the “Acquisition Date”) subject to the satisfaction or waiver of the Acquisition Closing Conditions.

DATED the_____ day of____________________ , 20__ .

ACREAGE HOLDINGS, INC.

Per:
Authorized Signatory I have authority to bind the Company.

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APPENDIX “D”

INTERIM ORDER

No. S - 195720 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288-291 OF THE

BUSINESS CORPORATIONS ACT,

S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT BETWEEN

ACREAGE HOLDINGS, INC. AND ITS SHAREHOLDERS

AND CANOPY GROWTH CORPORATION

ACREAGE HOLDINGS, INC.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

))
BEFORE	) MASTER HARPER )	May 17, 2019
))

ON THE APPLICATION of the Petitioner, Acreage Holdings, Inc. (“Acreage”), coming on for hearing without notice, for an Interim Order pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with a proposed arrangement with Canopy Growth Corporation (“Canopy Growth”) to be effected on the terms and subject to the conditions set out in a plan of arrangement (the “Plan of Arrangement”) at 800 Smithe Street, Vancouver, BC V6Z 2E1 on May 17, 2019, and ON HEARING J. Brent MacLean, counsel for the Petitioner; and UPON READING the Petition made May 16, 2019 and filed herein, Affidavit #1 of S. Campbell Fitch made May 16, 2019 and filed herein (“Fitch Affidavit #1”) and Affidavit #1 of Larissa Herda made May 16, 2019 and filed herein (“Herda Affidavit #1”); and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) as a basis for an exemption from the registration requirements thereof with respect to the issuance and exchange of securities under the proposed Plan of Arrangement based on the Court’s approval of the Plan of Arrangement and determination that the Plan of Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

THIS COURT ORDERS that:

DEFINITIONS

1.	As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft “Acreage Notice of Special General Meeting of Shareholders and Management Information Circular” (the “Circular”), which appends, inter alia the Notice of Hearing of Petition for Final Order herein (the “Notice of Hearing”), all as attached as Exhibit “B” to the Fitch Affidavit #1.

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MEETING OF THE SHAREHOLDERS OF ACREAGE HOLDINGS, INC.

2.	Pursuant to Sections 186 and 288-291 of the BCBCA, Acreage is authorized and directed to convene a special meeting (the “Special Meeting”) of its shareholders (the “Shareholders”) to be held on Wednesday, June 19, 2019 at 10:00 a.m. (Toronto time) at the offices of DLA Piper (Canada) LLP, 100 King Street West, Suite 6000, Toronto, Ontario, Canada:

(a)	to consider and, if deemed advisable, to approve, with or without variation, a special resolution (the “Arrangement Resolution”) in the form attached as Appendix “B” to the Circular, adopting the Plan of Arrangement in the form attached as Appendix “I” to Schedule “B” of the Petition herein;

(b)	to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Ordinary Resolution”) substantially in the form set out at page 108 of the Circular to authorize the directors of Acreage to amend the Omnibus Incentive Plan of Acreage as set out in the Circular; and

(c)	to consider such further business as may properly come before the Special Meeting or any adjournment(s) or postponement(s) thereof.

3.	The Special Meeting shall be called, held and conducted in accordance with the BCBCA and the articles of Acreage subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the chair of the Special Meeting, such rulings and directions not to be inconsistent with this Interim Order.

4.	Notwithstanding the provisions of the BCBCA and the articles of Acreage, and subject to the terms of the Arrangement Agreement, Acreage, if it deems advisable, is specifically authorized to adjourn or postpone the Special Meeting on one or more occasions, without the necessity of first convening the Special Meeting or first obtaining any vote of the Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the Shareholders by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of Acreage.

5.	At any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Special Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Special Meeting.

RECORD DATE

6.	The record date for determination of the Shareholders entitled to receive notice of and attend and vote at the Special Meeting is May 13, 2019 (the “Acreage Record Date”).

7.	The Acreage Record Date will not change in respect of any postponement(s) or adjournment(s) of the Special Meeting, unless Acreage determines that it is advisable, and subject to the consent of Canopy Growth acting reasonably.

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NOTICE OF SPECIAL MEETING

8.	The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the BCBCA, and Acreage shall not be required to send to the Shareholders any other or additional statement pursuant to section 290(1)(a) of the BCBCA.

9.	The Circular, the form of proxy and voting instruction form in substantially the same form attached to Fitch Affidavit #1 as Exhibits “B” and “C”, and the Notice of Hearing of Petition for Final Order (collectively referred to as the “Acreage Meeting Materials”), with such amendments or additional documents as counsel for Acreage may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order, shall be sent:

(a)	to Registered Shareholders (those whose names appear in the securities register of Acreage) determined as at the Acreage Record Date, at least twenty-one (21) days prior to the date of the Special Meeting, excluding the date of mailing or delivery, by prepaid ordinary mail or by delivery in person or by recognized courier service, addressed to the Registered Shareholder at its address as it appears in the central securities register of Acreage as at the Acreage Record Date;

(b)	to non-registered Shareholders (those whose names do not appear in the securities register of Acreage), by providing, in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the requisite number of copies of the Acreage Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Acreage Meeting Materials to non-registered Shareholders;

(c)	at any time by email or facsimile transmission to any Shareholder who identifies himself to the satisfaction of Acreage (acting through its representatives), who requests such email or facsimile transmission and, if required by Acreage, agrees to pay the charges related to such transmission;

(d)	to the directors and auditor of Acreage by prepaid ordinary mail or by delivery in person or by recognized courier service or by email or facsimile transmission at least twenty-one (21) days prior to the date of the Special Meeting, excluding the date of mailing, delivery or transmission;

(e)	and substantial compliance with this paragraph shall constitute good and sufficient notice of the Special Meeting.

10.	The Acreage Meeting Materials need not be sent to Registered Shareholders where mail previously sent to such holders by Acreage or its registrar and transfer agent has been returned to Acreage or its registrar and transfer agent on two or more previous consecutive occasions.

11.	The Circular and Notice of Hearing of Petition for Final Order in substantially the same form as contained in Exhibits “B” and “L”, respectively, to the Fitch Affidavit #1, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (the “Notice Materials”), shall be sent by prepaid ordinary mail or by email transmission to the Acreage Holders at least twenty-one (21) days prior to the date of the Special Meeting, excluding the date of mailing or transmittal and the date of the Special Meeting.

12.	Provided that notice of the Special Meeting is given and the Acreage Meeting Materials and the Notice Materials are provided to the Acreage Holders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived.

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13.	Accidental failure of or omission by Acreage to give notice to any one or more persons entitled thereto, or the non-receipt of such notice by one of more persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Acreage (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order or a defect in the calling of the Special Meeting and shall not invalidate any resolution passed or proceeding taken at the Special Meeting, but if any such failure or omission is brought to the attention of Acreage, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

14.	The Acreage Meeting Materials, including the Notice of Hearing of Petition for Final Order, and any amendments, modifications, updates or supplements thereto and any notice of adjournment or postponement of the Special Meeting, shall be deemed to have been served upon and received:

(a)	in the case of mailing, the day, Saturdays, Sundays and holidays excepted, following the date of mailing as specified at section 6 of the BCBCA;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)	in the case of transmission by email or facsimile, upon the transmission thereof;

(d)	in the case of advertisement, at the time of publication of the advertisement;

(e)	in the case of electronic filing on SEDAR and EDGAR, upon the transmission thereof; and

(f)	in the case of non-registered Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

15.	Notice of any amendments, modifications, updates or supplements to any of the information provided in the Acreage Meeting Materials may be communicated, at any time prior to the Special Meeting, to the Shareholders by press release, news release or newspaper advertisement or by notice sent to the Shareholders and other persons entitled thereto, as set out herein, by any of the means set forth in paragraph 9, as determined to be the most appropriate method of communication by the Acreage Board.

PROCEEDINGS AT THE SPECIAL MEETING

16.	The chair of the Special Meeting will be an officer or director of Acreage, who will be appointed by the directors of Acreage for that purpose.

17.	The chair of the Special Meeting is at liberty to call on the assistance of legal counsel to Acreage at any time and from time to time, as the chair of the Special Meeting may deem necessary or appropriate, during the Special Meeting.

18.	The Special Meeting shall otherwise be conducted in accordance with the provisions of the BCBCA and the Articles of Acreage, subject to the terms of this Interim Order.

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QUORUM AND VOTING

19.	The quorum for the transaction of business by Shareholders at the Special Meeting will be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy for an absent Shareholder so entitled, representing in the aggregate 25% of the votes attached to the issued and outstanding Acreage Shares entitled to vote at such meeting.

20.	The vote required to pass the Arrangement Resolution shall be:

(a)	the affirmative vote of at least two-thirds of the votes cast by Shareholders, present in person or represented by proxy and entitled to vote at the Special Meeting voting together as one class; and

(b)	the affirmative vote of at least a majority of the votes cast by the holders of Subordinate Voting Shares and Proportionate Voting Shares, present in person or represented by proxy and entitled to vote at the Special Meeting, voting together by class; provided however that Acreage has applied for exemptive relief (the “Proposed Exemptive Relief”) from the Ontario Securities Commission, its principal regulator, to permit the holders of Subordinate Voting Shares and Proportionate Voting Shares to vote as a single class. If the Proposed Exemptive Relief is obtained, the holders of Subordinate Voting Shares and the holders of Proportionate Voting Shares will vote together as a single class for determining whether minority approval (as defined in M1 61-101 has been obtained in accordance with M1 16-101.

21.	The vote of the Shareholders required to adopt the Ordinary Resolution at the Special Meeting will be the affirmative vote of a majority of the votes cast by Shareholders, present in person or represented by proxy and entitled to vote at the Special Meeting.

PERMITTED ATTENDEES

22.	The only persons entitled to attend the Special Meeting shall be (i) the registered Shareholders as of the close of business in Vancouver, British Columbia on the Acreage Record Date, or their respective proxyholders, (ii) Acreage’s directors, officers, auditors and advisors, (iii) representatives of Canopy Growth, including their legal advisors, and (iv) any other person admitted on the invitation of the chair of the Special Meeting or with the consent of the chair of the Special Meeting, and the only persons entitled to be represented and to vote at the Special Meeting shall be the Shareholders as at the close of business on the Acreage Record Date, or their respective proxyholders.

SCRUTINEERS

23.	A representative of Odyssey Trust Company or such other person as may be designated by Acreage will be authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

24.	Acreage is authorized to use the form of proxy and voting instruction form, as applicable (in substantially the same form as contained in Exhibit “C” to the Fitch Affidavit #1), in connection with the Special Meeting, subject to Acreage’s ability to insert dates and other relevant information in the form and, subject to the Arrangement Agreement, with such amendments, revisions or supplemental information as Acreage may determine are necessary or desirable. Acreage is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

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25.	The procedure for the use of proxies at the Special Meeting shall be as set out in the Acreage Meeting Materials. The chair of the Special Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by Shareholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Special Meeting.

ACREAGE DISSENT RIGHTS

26.	Each Registered Shareholder as of the Acreage Record Date shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order and the Plan of Arrangement. A beneficial holder of Acreage Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the Registered Shareholder to dissent on behalf of the beneficial holder of Acreage Shares or, alternatively, make arrangements to become a Registered Shareholder.

27.	Registered Shareholders shall be the only Shareholders entitled to exercise rights of dissent.

28.	In order for a Registered Shareholder to exercise such right of dissent under Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order and the Plan of Arrangement (the “Dissent Right”):

(a)	a Dissenting Shareholder shall deliver a written notice of dissent which must be received by Acreage, addressed to the attention of the Corporate Secretary of the Company by 5:00 p.m. (Vancouver time) on June 17, 2019 or, in the case of any adjournment or postponement of the Special Meeting, the date which is two business days prior to the date of the Special Meeting, to:

Acreage Holdings, Inc.

c/o DLA Piper (Canada) LLP

1 First Canadian Place

100 King St. W., Suite 6000

Toronto, ON

M5X 1E2

(b)	a Dissenting Shareholder shall not have voted his, her or its Acreage Shares at the Special Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a vote against the Arrangement Resolution or an abstention shall not constitute the written notice of dissent required under subparagraph (a);

(d)	a Dissenting Shareholder may not exercise the Dissent Right in respect of only a portion of such Dissenting Shareholder’s Acreage Shares, but may dissent only with respect to all of the Acreage Shares; and

(e)	the exercise of such Dissent Right must otherwise comply with the requirements of Section 237-247 of the BCBCA, as modified by this Interim Order.

29.	Notice to the Shareholders of their Dissent Right with respect to the Arrangement Resolution, including notice of their right to receive, subject to the provisions of the BCBCA, the Interim Order, the Final Order and the Arrangement, the fair value of their Acreage Shares by Canopy Growth and notice that such shares will be deemed to be transferred to Canopy Growth at the Initial Effective Time of the Arrangement, shall be given by including information with respect to the Dissent Right in the Circular to be sent to Shareholders in accordance with this Interim Order.

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30.	Subject to further order of this Court, the rights available to the Shareholders under the BCBCA, this Interim Order and the Plan of Arrangement to dissent from the Arrangement shall constitute full and sufficient Dissent Rights for the Shareholders with respect to the Arrangement.

SERVICE OF NOTICE OF HEARING OF PETITION FOR FINAL ORDER

31.	The Notice of Hearing of Petition for Final Order is hereby authorized for use for all purposes as the Notice of Hearing required by Rule 16-1(8).

32.	Delivery of the Notice of Hearing of Petition for Final Order as herein set out will be good and sufficient service of the Notice of Hearing upon all those Shareholders or any other persons who may wish to appear in these proceedings and no other form of service need be made.

33.	Additional service of the Notice of Hearing of Petition for Final Order herein upon the Shareholders and securityholders of Acreage and any other persons who may wish to appear shall be made by Acreage posting the Circular on the SEDAR website maintained by the Canadian Securities Administrators.

34.	Acreage is not required to serve the Petition, any affidavits filed in support of the Petition, any applications filed by Acreage, including affidavits filed in support of such applications, or any orders made on application by Acreage, including this Interim Order, on any person except on written request from or on behalf of such person.

35.	Acreage is at liberty to serve the Notice of Hearing of Petition for Final Order on persons outside the jurisdiction of this Honourable Court in the manner specified in this Interim Order.

APPLICATION FOR FINAL APPLICATION

36.	Upon the approval, with or without variation, by the Shareholders of the Arrangement Resolution, Acreage may apply (the “Application”) for the Final Order sought in the Petition herein on Friday, June 21, 2019 at 9:45 a.m. (Vancouver time) or so soon thereafter as the Application may be heard or at such other date and time as this Honourable Court may direct.

37.	In the event that the hearing of the Application is postponed or adjourned, only those persons who filed and served a Response to Petition (a “Response”) in accordance with this Interim Order need be served and provided with notice of the postponed or adjourned hearing date.

38.	Any Shareholder may appear and make representations at the Application, provided that such Shareholder or securityholder shall file a Response, in the form prescribed by the Supreme Court Civil Rules, with this Honourable Court and deliver a copy of the filed response to Petition, together with a copy of all material on which such respondent intends to rely at the Application, including an outline of such respondent’s proposed submissions, on or before 4:00 p.m. (Vancouver time) on Friday, June 14, 2019, subject to the direction of this Honourable Court, to the solicitors for Acreage and the solicitors for Canopy Growth, respectively, as follows:

DLA PIPER (CANADA) LLP

Barristers & Solicitors

2800 Park Place - 666 Burrard Street

Vancouver, BC V6C 2Z7

Attention: J. Brent MacLean

Fax number for delivery: (604) 687-1612

Email address: brent.maclean@dlapiper.com

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CASSELS, BROCK & BLACKWELL LLP

2200 - 885 W Georgia Street

Vancouver, BC V6C 3E8

Attention: Robert Cohen

Email address: rcohen@casselsbrock.com

VARIANCE

39.	Acreage or any other person or entity affected by these proceedings, is entitled, at any time, to seek leave to vary this Interim Order.

40.	To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Acreage, this Interim Order shall govern.

41.	Rules 8-1, 8-2 and 16-1 will not apply for any further applications in respect of this proceeding including the Application and any application to vary this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of ☑ lawyer for the Petitioner
DLA Piper (Canada) LLP (J. Brent MacLean)

BY THE COURT

REGISTRAR

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No. S - 195720

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288-291 OF THE

BUSINESS CORPORATIONS ACT,

S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT

BETWEEN

ACREAGE HOLDINGS, INC. AND ITS SHAREHOLDERS

AND CANOPY GROWTH CORPORATION

ACREAGE HOLDINGS, INC.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

DLA Piper (Canada) LLP

Barristers & Solicitors

2800 Park Place

666 Burrard Street

Vancouver, BC V6C 2Z7

Tel. No. 604.687.9444

Fax No. 604.687.1612

Client Matter No.: 101053-00013	BZM/adw

CAN: 30047926.7

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APPENDIX “E”

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

No. S-195720

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288-291 OF THE
BUSINESS CORPORATIONS ACT,

S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT BETWEEN
ACREAGE HOLDINGS, INC. AND ITS SHAREHOLDERS
AND CANOPY GROWTH CORPORATION

ACREAGE HOLDINGS, INC.

PETITIONER

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

TO:	The Shareholders, Securityholders, Directors and Auditor of Acreage Holdings, Inc.

TAKE NOTICE that the petition of the petitioner, dated May 16, 2019 will be heard at the courthouse at 800 Smithe Street, Vancouver, BC V6Z 2E1 on Friday, June 21, 2019 at 9:45 a.m.

1	Date of hearing

☒	The petition is unopposed, by consent or without notice.

2	Duration of hearing

☒	It has been agreed by the parties that the hearing will take 20 minutes.

3	Jurisdiction

☒	This matter is not within the jurisdiction of a master.

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Acreage Holdings, Inc. (“Acreage”), in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Plan of Arrangement”), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”);

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Court, pronounced May 17, 2019, the Court has given directions as to the calling of a meeting of the shareholders of Acreage (the “Acreage Shareholders”), for the purpose of, inter alia, considering, voting upon and approving the Plan of Arrangement;

E-1

AND NOTICE IS FURTHER GIVEN that if the Plan of Arrangement is approved at the Special Meeting, the Petitioner intends to apply to the Court for a final order approving the Plan of Arrangement and for a determination that the terms of the Plan of Arrangement are procedurally and substantively fair and reasonable (the “Final Order”), which application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on Friday, June 21, 2019 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct (the “Final Application”).

AND NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Plan of Arrangement and the declaration that the Plan of Arrangement is substantively and procedurally fair and reasonable to those who will receive securities of Canopy Growth Corporation in exchange for their securities of Acreage in connection with the Plan of Arrangement, will serve as a basis of a claim for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(10) thereof with respect to the issuance and exchange of such securities under the proposed Plan of Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) pursuant to Rule 16-1 of, and in the form prescribed by, the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on June 14, 2019.

The Petitioner’s address for delivery is:

DLA Piper (Canada) LLP

Barristers & Solicitors

Suite 2800 - Park Place

666 Burrard Street,

Vancouver, B.C. V6C 2Z7

Attention: J. Brent MacLean

Fax number: (604) 687-1612

Email address: brent.maclean@dlapiper.com

With a copy to:

CASSELS, BROCK & BLACKWELL LLP

2200 - 885 W Georgia Street

Vancouver, BC V6C 3E8

Attention: Robert Cohen

Email address: rcohen@casselsbrock.com

Lawyers for Canopy Growth Corporation

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IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of Response at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Plan of Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Plan of Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Plan of Arrangement is approved, it will significantly affect the rights of the Shareholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Shareholder upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.

May 17, 2019	/s/ J. Brent MacLean
Dated	Signature of ☒ lawyer for petitioner
DLA Piper (Canada) LLP (J. Brent MacLean)

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No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288-291 OF THE
BUSINESS CORPORATIONS ACT,

S.B.C. 2002, c. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT
BETWEEN

ACREAGE HOLDINGS, INC. AND ITS SHAREHOLDERS
AND CANOPY GROWTH CORPORATION

ACREAGE HOLDINGS, INC.

PETITIONER

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

DLA Piper (Canada) LLP
Barristers & Solicitors
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7

Tel. No. 604.687.9444
Fax No. 604.687.1612

Client Matter No.: 101053-00013	BZM/adw

CAN: 30184061.3

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APPENDIX “F”

DIVISION 2 OF PART 8 OF THE BCBCA

Definitions and application

237	(1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

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(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

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(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240	(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

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(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

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(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

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(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244	(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

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(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

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(b) the payment would render the company insolvent.

Loss of right to dissent

246	The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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APPENDIX “G”

CANACCORD GENUITY OPINION

CANACCORD GENUITY CORP.
P.O. Box 516
161 Bay Street, Suite 3000
Toronto, ON
Canada M5J 2S1
T: 416.869.7368
F: 416.869.3876
www.canaccordgenuity.com

April 17, 2019

Acreage Holdings, Inc.

366 Madison Ave, 11th Floor

New York, NY 10017

USA

To the Board of Directors:

Canaccord Genuity Corp. (“Canaccord Genuity” or “we”) understands that Acreage Holdings, Inc. (“Acreage” or the “Company”) intends to enter into an arrangement agreement on April 18, 2019 (the “Arrangement Agreement”) with Canopy Growth Corporation (“Canopy”), pursuant to which the Company has agreed to complete an arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “BCBCA”), which will result in, among other things, Canopy receiving the right (the “Right”) to acquire all of the issued and outstanding shares in the capital of the Company in exchange for an immediately aggregate payment of $300 million (the “Option Payment”), or approximately $2.55 per Class A subordinated voting share of the Company (each, a “Company Subordinated Voting Share”) based on (i) the currently outstanding Company Subordinated Voting Shares, and (ii) the conversion or exchange, in accordance with their terms, of the Class B proportionate voting shares of the Company (each, a “Company Proportionate Voting Share”), the Class C multiple voting shares of the Company (each, a “Company Multiple Voting Share”, and collectively with the Company Subordinated Voting Shares and the Company Proportionate Voting Shares, the “Company Shares”), the common units and vested profit interests of High Street Capital Partners, LLC not owned or controlled by Acreage (each, a “High Street Unit”) and the non-voting shares of Acreage Holdings WC, Inc. (each, a “USCo2 Share”, and together with the Company Proportionate Voting Shares, the Company Multiple Voting Shares, the High Street Units and the USCo2 Shares, the “Company Exchangeable Securities”). The Option Payment will be paid to the holders of Company Subordinated Voting Shares and Company Exchangeable Securities on a pro rata basis, based on the number of Company Subordinated Voting Shares issuable upon the ultimate conversion or exchange of Company Exchangeable Securities into Company Subordinated Voting Shares.

Upon the exercise of the Right and the satisfaction or waiver of the Acquisition Closing Conditions (as defined in the Arrangement Agreement), the acquisition (the “Acquisition”) of the outstanding Company Subordinate Voting Shares shall be completed by Canopy. Immediately prior to the Acquisition, all of the Company Proportionate Voting Shares and Company Multiple Voting Shares will be automatically exchanged for Company Subordinated Voting Shares, and, pursuant to the Acquisition, all of the outstanding Company Subordinated Voting Shares will be transferred to Canopy in exchange for common shares in the capital of Canopy (each, a “Canopy Share”) on the basis of 0.5818 of a Canopy Share for every Company Subordinated Voting Share (the “Exchange Ratio”). The Exchange Ratio is subject to adjustment in certain circumstances as set out in the Arrangement Agreement.

The completion of the Arrangement is subject to the closing conditions set out in the Arrangement Agreement, including obtaining all necessary approvals from the shareholders of each of Acreage and Canopy, all necessary stock exchange approvals and the approval of the Supreme Court of British Columbia. The completion of the Acquisition following the exercise of the Right is subject to the closing conditions set out in the Arrangement Agreement. Canopy is required to exercise the Right at such time as cannabis production, distribution and possession becomes legal under United States federal law, or is removed from regulation under United States federal law. In connection with the Arrangement, Canaccord Genuity understands that Canopy has entered into a consent agreement with CBG Holdings, LLC and Greenstar Canada Investment Limited Partnership (collectively, the “CBG Group”) pursuant to which, among other things, Canopy has agreed to amend certain warrants to purchase Canopy Shares in the manner described in such consent agreement, subject to the receipt of all necessary shareholder and regulatory approvals.

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Canaccord Genuity also understands that Canopy entered into voting support agreements on April 18, 2019 (the “Voting Support Agreements”) with certain Company shareholders who represent approximately 14% of the issued and outstanding Company Proportionate Shares and 100% of the issued and outstanding Company Multiple Voting Shares (collectively, the “Supporting Shareholders”) whereby such Supporting Shareholders agreed to, among other things, vote their Company Shares in favour of the Arrangement (subject to the terms and conditions of the Voting Support Agreements).

The Company has retained Canaccord Genuity to provide advice and assistance to the Company and to its board of directors (the “Board of Directors”), including the preparation and delivery to the Board of Directors of Canaccord Genuity’s opinion (the “Opinion”) as to the fairness of the consideration payable under the Arrangement Agreement, from a financial point of view, to the Company shareholders (other than Canopy and its affiliates). On April 17, 2019, Canaccord Genuity verbally delivered its opinion to the Board of Directors. Canaccord Genuity understands that this Opinion will be for the use of the Board of Directors and will be one factor, among others, that the Board of Directors will consider in determining whether to approve or recommend the Arrangement.

All dollar amounts herein are expressed in U.S. dollars, unless otherwise indicated. All capitalized terms used herein that are not otherwise defined have the meanings given to them in the Arrangement Agreement.

Engagement

Canaccord Genuity was first contacted by the Company regarding a potential advisory engagement on March 23, 2019 and formally engaged by the Company pursuant to an agreement between the Company and Canaccord Genuity (the “Engagement Agreement”) dated April 16, 2019. The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Company in connection with the Arrangement during the term of the Engagement Agreement. The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid certain fees for its services as financial advisor, including a fee due upon delivery of the Opinion. No part of Canaccord Genuity’s Opinion fee is contingent upon the Opinion being favourable or upon success of the Arrangement. Canaccord Genuity’s fees under the Engagement Agreement also include a fee payable upon completion of the Arrangement or any alternative transaction. In addition, the Company has agreed to reimburse Canaccord Genuity for its reasonable out-of-pocket expenses and to indemnify Canaccord Genuity in respect of certain liabilities that might arise in connection with its engagement.

Relationship with Interested Parties

None of Canaccord Genuity nor its affiliates is an insider, associate, or affiliate (as such terms are defined in the Securities Act (Ontario)) of the Company or Canopy. None of Canaccord Genuity nor its affiliates has been engaged to provide any financial advisory services and has not acted as lead or co-lead manager on any offering of securities of the Company, Canopy or their insiders, affiliates or associates (each an “Interested Party”) during the 24 months preceding the date on which Canaccord Genuity was first contacted by the Company in respect of the Arrangement, other than services provided under the Engagement Agreement or described below.

Canaccord Genuity acted as sole-lead agent and sole-bookrunner in the Company’s private placement of subscription receipts which closed on November 14, 2018.

Canaccord Genuity acted as a member of the syndicate of underwriters in the “bought deal” offering of Canopy Shares announced January 17, 2018 and subsequently closed on February 7, 2018.

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In addition, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of the Company, Canopy or any Interested Party or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission(s). As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to the Company, Canopy, their Interested Parties and the Arrangement. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide other financial services to the Company, Canopy or any of their Interested Parties, including financial advisory, investment banking and capital market activities such as raising debt or equity capital.

Credentials of Canaccord Genuity

Canaccord Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, sales and trading, and equity research services. Canaccord Genuity has professionals and offices across Canada, as well as in the United States, Europe, Australia and China. The Opinion expressed herein represents the opinion of Canaccord Genuity and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In arriving at its Opinion, Canaccord Genuity has reviewed, analysed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

1.	settled form of the Arrangement Agreement;

2.	settled form of Plan of Arrangement;

3.	settled form of the Lock-Up and Incentive Agreement;

4.	settled form of Voting Support Agreement;

5.	settled form of the Company Disclosure Letter;

6.	the CBG Group Consent Agreement;

7.	the CBG Group Investor Rights Agreement;

8.	the Trademark and Technology License;

9.	non-disclosure agreement dated March 19, 2019 between Acreage and Canopy;

10.	Acreage’s Management Information Circular dated April 1, 2019;

11.	Acreage’s Annual Information Form dated February 20, 2019; 12. Acreage’s Filing Statement dated November 14, 2019;

13.	Acreage’s draft unaudited financial statements as at and for the period ended December 31, 2018;

14.	Acreage’s unaudited condensed interim financial statements and associated management’s discussion and analysis as at and for the period ended September 30, 2018;

15.	executed copy of Letter-of-Intent between Canopy and Acreage dated March 28, 2019;

16.	the Subscription Agreement between CBG Holdings LLC and Canopy dated August 14, 2018;

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17.	Canopy’s audited consolidated financial statements and associated management’s discussion and analysis as at and for the periods ended March 31, 2018, and March 31, 2017;

18.	Canopy’s unaudited condensed interim consolidated financial statements and associated management’s discussion and analysis as at and for the periods ended December 31, 2018, September 30, 2018, and June 30, 2018;

19.	Canopy’s Annual Information Form dated June 28, 2018;

20.	recent press releases, material change reports and other public documents filed by Acreage on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;

21.	recent press releases, material change reports and other public documents filed by Canopy on SEDAR at www.sedar.com;

22.	discussions with Acreage’s senior management concerning Acreage’s financial condition, the industry and its future business prospects;

23.	discussions with Canopy’s senior management concerning Canopy’s financial condition, the industry and its future business prospects;

24.	financial projections provided by Acreage’s management for the fiscal years 2019 and 2020, ending December 31, respectively, and discussions surrounding longer-term business and growth prospects;

25.	certain other internal financial, operational and corporate information prepared or provided by Acreage’s and Canopy’s management;

26.	discussions with Acreage’s and Canopy’s executive team and members of Acreage’s Board of Directors;

27.	discussions with Acreage’s legal counsel relating to legal matters including with respect to the Arrangement Agreement;

28.	selected public market trading statistics and relevant financial information in respect of both Acreage an Canopy, as well as other comparable public entities considered by Canaccord Genuity to be relevant;

29.	representations contained in certificates, addressed to Canaccord Genuity and dated as of the date hereof, from senior officers of Acreage as to the completeness and accuracy of the information upon which this Opinion is based and certain other matters; and

30.	such other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate at the time and in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by the Company or Canopy to any information requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditor of the Company or Canopy and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the consolidated financial statements of the Company and the reports of the auditors thereon.

Prior Valuations

The Company has represented to Canaccord Genuity that there have not been any prior valuations (as defined in Canadian Securities Administrators’ Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions) of the Company or its material assets or its securities in the past three years and which have not been provided to Canaccord Genuity.

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Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth herein.

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or Canopy or any of their respective securities or respective assets and the Opinion should not be construed as such. Canaccord Genuity has, however, conducted such analyses as it considered necessary at the time and in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which any securities of the Company or Canopy may trade at any future date, including following the completion of the Arrangement or at the time of the Acquisition. We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Arrangement and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the process leading to the execution of the Arrangement Agreement. Without limiting the generality of the foregoing, Canaccord Genuity has not reviewed and is not opining upon the tax treatment under the Arrangement.

As provided for in the Engagement Agreement, Canaccord Genuity has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions or representations, whether in written, electronic or oral form, obtained by it from public sources, or provided to it by the Company, Canopy and their respective associates, affiliates, consultants and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, we have not attempted to verify independently the completeness, accuracy and fair presentation of any of the Information. With respect to the financial projections provided to Canaccord Genuity used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of management of the Company and Canopy, as applicable, as to the matters covered thereby and which, in the opinion of the Company and Canopy, as applicable, are (and were at the time of preparation and continue to be) reasonable in the circumstances. By rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or the assumptions on which they are based.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including that all of the conditions required to implement the Arrangement and to complete the Acquisition will be met, that the final versions of any draft or settled documents provided to us for review as noted above will be identical to the settled versions thereof reviewed by us, that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Arrangement and the Acquisition will be completed substantially in accordance with their terms and all applicable laws, and the Company’s management information circular to be distributed to shareholders in connection with the Arrangement will disclose all material facts relating to the Arrangement and will satisfy all applicable legal requirements.

Senior management of the Company have represented to Canaccord Genuity in a certificate delivered as of the date hereof, among other things, that (i) to the best of their knowledge, information and belief, the information, data and material (financial and otherwise), with the exception of information that constitute forecasts, projections or estimates, provided to Canaccord Genuity orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (the “Company Information”), did not and does not omit to state a material fact in relation to the Company, its subsidiaries or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) the Company Information was, at the date the information was provided to Canaccord Genuity, and, to the best of their knowledge, information and belief, is at the date hereof, complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Arrangement; (iii) since the dates on which the Company Information was provided to Canaccord Genuity, except as disclosed in writing to Canaccord Genuity or as publicly disclosed, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates and no material change has occurred in the Company Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; and (iv) any portions of the Company Information which constitute forecasts, projections or were prepared using assumptions identified therein which are (or were at the time of preparation and continue to be) in the reasonable opinion of the Company, reasonable in the circumstances, therein, not in the reasonable belief of the Company misleading in any material respect in light of the assumptions used therefor.

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The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company, Canopy and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Canaccord Genuity in discussions with management of the Company and Canopy. In its analyses and in preparing the Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Canaccord Genuity believes to be reasonable and appropriate in the exercise of its professional judgement, many of which are beyond the control of Canaccord Genuity or any party involved in the Arrangement.

The Opinion has been provided for the sole use and benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be relied upon by any other person or for any other purpose or published without the prior written consent of Canaccord Genuity. The Opinion is not to be construed as a recommendation as to how the Board of Directors or any shareholder of the Company should vote or act with respect to any matters relating to the Arrangement, or whether to proceed with the Arrangement or any related transaction.

The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company. In considering fairness from a financial point of view to the Company, Canaccord Genuity considered whether the consideration payable by the Company is within a range suggested by certain financial analyses and the Company has not asked us to address, and the Opinion does not address, the fairness of the consideration or Arrangement to the holders of any class of securities, creditors or other constituencies of the Company. The Opinion is given as of the date hereof, and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come, or be brought, to the attention of Canaccord Genuity after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, including, without limitation, the terms and conditions of the Arrangement, or if Canaccord Genuity learns that the Information relied upon in rendering the Opinion was inaccurate, incomplete or misleading in any material respect, Canaccord Genuity reserves the right to change, modify or withdraw the Opinion.

Canaccord Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Opinion.

Conclusion

Based upon and subject to the foregoing, and such other matters as Canaccord Genuity considered relevant, we are of the opinion that, as of the date hereof, the Consideration (as defined in the Arrangement Agreement) to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders (other than Canopy and/or its affiliates).

Yours truly,

CANACCORD GENUITY CORP.

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APPENDIX “H”

INFOR FINANCIAL OPINION

INFOR Financial Inc.
200 Bay Street, Suite 2350
Toronto, ON M5J 2J2

April 17, 2019

Acreage Holdings, Inc.

366 Madison Avenue, 11th Floor
New York, New York
10017

To the special committee (the “Special Committee”) of the Board of Directors (the “Board”) of Acreage Holdings, Inc.:

INFOR Financial Inc. (“INFOR Financial”, “we” or “us”) understands that Acreage Holdings, Inc. (“Acreage” or the “Corporation”) entered into a definitive arrangement agreement dated April 18, 2019 (the “Arrangement Agreement”) with Canopy Growth Corporation (“Canopy”), pursuant to which Acreage has agreed to complete an arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (“BCBCA”), which will result in, among other things, (i) the Articles of Acreage being amended to provide Canopy with the right (the “Right”) to acquire (the “Acquisition”) all of the Class A subordinate shares of the Corporation (the “Subordinate Voting Shares”) issued and outstanding immediately prior to the Acquisition (with the Corporation’s Class B proportionate voting shares (the “Proportionate Voting Shares”) and Class C multiple voting shares (“Multiple Voting Shares” and, collectively, with the Proportionate Voting Shares and the Subordinate Voting Shares, the “Company Shares”) being converted into Subordinate Voting Shares immediately prior to the Acquisition) in exchange for the payment of 0.5818 of a common share (the “Exchange Ratio”) in the capital of Canopy (each whole share, a “Canopy Share”), which Exchange Ratio (as defined below) is subject to adjustment in accordance with the provisions of the Arrangement Agreement, (ii) if the Right is exercised or deemed exercised, the completion of the Acquisition, and (iii) as consideration for the Right, Canopy will pay to Eligible Securityholders at the Effective Time (as defined in the Arrangement) the Up-Front Cash Premium (as defined below).

The Arrangement

Pursuant to the Arrangement Agreement, the holders (collectively, the “Eligible Securityholders”) at the Effective Time of (i) Company Shares (“Shareholders”), (ii) common units and vested profit interests of High Street Capital Partners, LLC (“HSCP”) not owned or controlled by Acreage, and (iii) class B non-voting shares of Acreage Holdings WC, Inc. (“USCo2”) (collectively, the “Eligible Securities”) will receive an aggregate up-front cash payment from Canopy in the amount of US$300,000,000 (the “Up-Front Cash Premium”) as consideration for the Right. The Up-Front Cash Premium shall be distributed to the Eligible Securityholders on a pro rata basis, based on the number of Company Shares held by them as if all Eligible Securities had been exercised or exchanged into Subordinate Voting Shares at the Effective Time. It is anticipated that, as of the date hereof, Eligible Securityholders will receive approximately US$2.55 per Subordinate Voting Share and Multiple Voting Share and approximately US$102.00 per Proportionate Voting Share. If the Arrangement is approved and completed, the Right will provide Canopy with the option to complete the Acquisition by providing notice of its election to do so (the “Option Exercise Notice”) prior to the date that is 90 months following the effective date of the Arrangement (the “Outside Date”). In addition, Canopy is contractually obligated, pursuant to the terms and subject to the conditions of the Arrangement Agreement, to provide the Option Exercise Notice if, prior to the Outside Date, a Triggering Event (as defined below) occurs. The closing of the Acquisition will, subject to the satisfaction of the conditions to closing set out in the Arrangement Agreement, take place within 90 days of the date that Canopy delivers the Option Exercise Notice. Pursuant to the Acquisition, all of the Proportionate Voting Shares and Multiple Voting Shares will be converted to Subordinate Voting Shares immediately prior to closing and each Shareholder on closing of the Acquisition will receive 0.5818 of a Canopy common share for each Subordinate Voting Share held immediately prior to the Acquisition, subject to adjustment in accordance with the provisions of the Arrangement Agreement. A Triggering Event occurs upon the earlier of: (A) the date federal laws in the United States are amended to permit the general cultivation, distribution and possession of marijuana (as defined in 21 U.S.C 802), and (B) the date federal laws in the United States are amended to remove the regulation of such activities from the federal laws of the United States. The aggregate value of the Up-Front Cash Premium and the implied value, as at the date hereof, of the Canopy common shares to be issued upon closing of the Acquisition based upon the Exchange Ratio is hereinafter defined as the “Consideration”.

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The Arrangement is subject to certain conditions, including, without limitation, approval by not less than 66 2/3% of the votes cast by the holders of Company Shares, voting together as a single class. In addition, the Arrangement Resolution is subject to approval by a simple majority of the votes cast by the holders of Subordinate Voting Shares and Proportionate Voting Shares, voting together as a single class, excluding the votes in respect of Company Shares which are owned, held or directed by certain directors and officers of Acreage, including Kevin Murphy, Murphy Capital, LLC, and The Kevin Murphy 2018 Annuity Trust.

INFOR Financial also understands that Canopy has entered into voting and support agreements (the “Acreage Lock-Up Agreements”) with certain of the executive officers and all directors of Acreage (the “Acreage Locked-Up Shareholders”) who hold approximately 0.1% of the outstanding Subordinate Voting Shares, approximately 14.3% of the outstanding Proportionate Voting Shares and 100.0% of the outstanding Multiple Voting Shares (collectively representing approximately 5.7% of the Company Shares on an as-converted to Subordinate Voting Share basis). Pursuant to the Lock-Up Agreements, each Acreage Locked-Up Shareholder has agreed to, among other things, vote their Acreage Shares in favour of the Arrangement (subject to the terms and conditions of the Acreage Lock-Up Agreements).

You have requested INFOR Financial’s opinion (the “Opinion”) with respect to the fairness, as of the date hereof, of the Consideration, from a financial point of view, to the Shareholders. This Opinion is provided pursuant to a letter agreement between INFOR Financial and the Corporation dated April 8, 2019 (the “Engagement Agreement”). In that regard, pursuant to the Engagement Agreement, on April 17, 2019, at the request of the Special Committee of Acreage, INFOR Financial verbally delivered the Opinion to the Special Committee based upon and subject to the scope of review, analyses, assumptions, limitations, qualifications and other matters described herein. This Opinion provides the same opinion, in writing, as that given orally by INFOR Financial on April 17, 2019.

INFOR Financial Engagement and Background

The Special Committee formally engaged INFOR Financial on April 8, 2019 pursuant to the Engagement Agreement. INFOR Financial will receive a fee from Acreage for the delivery of the Opinion. In addition, INFOR Financial is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Acreage as described in the indemnity that forms part of the Engagement Agreement. The fees payable to INFOR Financial by Acreage in respect of the delivery of the Opinion are not contingent upon the conclusions reached by INFOR Financial herein or the consummation of the Arrangement or the Acquisition.

Independence of INFOR Financial

None of INFOR Financial, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario) (the “Act”)) of Acreage or Canopy, or any of their respective associates or affiliates (the “Interested Parties”).

INFOR Financial has neither provided financial advisory services nor participated in any financings involving Acreage or Canopy or their Interested Parties over the past 24 months, except that (i) INFOR Financial was a member of the financing syndicate for a $36.2 million equity offering for Canopy Rivers Corporation, a corporation controlled by Canopy, that closed in June 2017, (ii) INFOR Financial was advisor to Canopy in respect of its $245 million investment from Constellation Brands Inc. in November 2017, (iii) INFOR Financial provided a fairness opinion to Canopy Health Innovations Inc. in respect of the acquisition by Canopy of the shares that it did not then own in Canopy Health Innovations Inc. in May 2018, (iv) INFOR Financial was a member of the financing syndicate for a $104.1 million equity offering for Canopy Rivers Corporation that closed in July 2018, and (v) INFOR Financial provided a fairness opinion to Hiku Brands Company Ltd. in respect of the acquisition by Canopy of all of its issued and outstanding shares in July 2018.

H-2

INFOR Financial has not entered into any other agreements or arrangements with any Interested Party with respect to any future dealings. INFOR Financial may however, in the ordinary course of its business, provide financial advisory or investment banking services to one or more of the Interested Parties from time to time. INFOR Financial believes that it does not have any conflicts of interest (real or perceived) with regard to any Interested Party in providing this Opinion.

Credentials of INFOR Financial

INFOR Financial is an independent investment bank that offers advice on mergers and acquisitions, capital raises and corporate restructurings. INFOR Financial’s principals have extensive experience working at leading accounting firms, law firms, asset management firms and both independent Canadian and global bank owned investment dealers where they served diverse industries including financial services, technology, media and communications, healthcare, industrials, and metals and mining. They have extensive experience providing advisory services on complex, transformative transactions and related capital markets activity.

Scope of Review

For the purpose of preparing the Opinion, INFOR Financial has analyzed financial, operational and other information relating to Acreage and Canopy, including information derived from meetings and discussions with management of Acreage. Except as expressly described herein, INFOR Financial has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, INFOR Financial has reviewed and relied upon, among other things, the following:

1.	CSE Form 2A listing statement for Acreage dated November 14, 2018 which included, among other items, audited financial statements of Acreage for the years ended December 31, 2016 and 2017, unaudited financial statements of Acreage for the three and six months ended June 30, 2017 and 2018, historical MD&A and pro-forma summary financial statements for the resulting issuer;
2.	unaudited consolidated financial statements of Acreage for three and nine months ended September 30, 2017 and 2018;
3.	audited consolidated financial statements of Canopy for the fiscal years ended March 31, 2017 and 2018, the unaudited financial statements for the three and nine months ended December 31, 2017 and 2018 and historical MD&A of Canopy for the fiscal years ended March 31, 2017 and 2018 and the MD&A for the three and nine months ended December 31, 2018;
4.	annual information forms of Canopy for the fiscal years ended March 31, 2017 and 2018;
5.	recent press releases, material change reports and other public documents filed by Acreage and Canopy and publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com;
6.	certain other publicly available information related to the business, operations, financial conditions and trading history of each of Acreage and Canopy and other selected publicly available information that INFOR Financial considered relevant;
7.	certain internal financial, operational, corporate, budget and other information concerning Acreage and its subsidiaries (including financial models and forecasts), that was prepared and provided by management of Acreage;

H-3

8.	non-binding Letter of Intent from Canopy dated March 28, 2019;
9.	the Arrangement Agreement dated April 18, 2019, including the form of the Plan of Arrangement attached thereto and the Intellectual Property and Trademark License Agreement attached thereto;
10.	Lock-Up and Incentive Agreement dated April 18, 2019;
11.	data on comparable companies and precedent transactions for companies in the cannabis sector that INFOR Financial considered relevant;
12.	discussions with management regarding the past and current operations as well as financial conditions and prospects of Acreage and other matters that INFOR Financial considered relevant;
13.	selected research reports prepared by equity research analysts covering Acreage, Canopy and other comparable public entities;
14.	discussions with Acreage’s legal counsel relating to legal matters including with respect to the Arrangement Agreement, including the Intellectual Property and Trademark License Agreement;
15.	representations contained in management certifications, addressed to INFOR Financial and dated the date hereof, from senior officers of Acreage as to the completeness and accuracy of the information upon which this Opinion is based and certain other matters; and
16.	such other corporate, industry, and financial market information, investigations and analyses as INFOR Financial considered necessary or appropriate at the time and in the circumstances.

INFOR Financial has not, to the best of its knowledge, been denied access by Acreage to any information requested. INFOR Financial did not meet with the auditors of Acreage or Canopy and has assumed the accuracy and fair presentation of the audited and unaudited consolidated financial statements of those parties and, as applicable, the reports of the auditors thereon.

Assumptions and Limitations

As is provided for in the Engagement Agreement, INFOR Financial has relied upon the completeness, accuracy and fair presentation of all of the financial information, business plans, forecasts and other information, data and representations provided to INFOR Financial regarding Acreage and the Arrangement, directly or indirectly, orally or in writing, by Acreage, its subsidiaries, associates and/or affiliates (with affiliates, subsidiaries and associates having the meanings ascribed to such terms in Act) and/or any of their respective agents, advisors, consultants and representatives for the purpose of preparing the Opinion (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information or investigated whether any changes have occurred to the facts set out or referred to in the Information subsequent to the date thereof.

With respect to the financial budgets, projections, forecasts and other future oriented financial information of Acreage, we have assumed that such budgets, projections, forecasts and other future oriented financial information have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management team of Acreage at the time that they were prepared, except to the extent updated by more current information provided to us by the management team of Acreage. We express no view as to the reasonableness of such financial budgets, projections, forecasts and other future oriented financial information of Acreage or the assumptions on which they are based.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Arrangement will be completed substantially in accordance with its terms and all applicable laws, and the accompanying management proxy circular or other disclosure document (each a “Disclosure Document”) will disclose all material facts relating to the Arrangement and the Acquisition and will satisfy all applicable legal requirements.

H-4

The Chief Executive Officer and Chief Financial Officer of Acreage have represented to INFOR Financial, as of the date hereof in an officer’s certificate (the “Certificate”), on behalf of Acreage and without personal liability that, among other things (i) the Information was, at the date the Information was provided to INFOR Financial and as at the date of the Certificate, fairly, accurately and reasonably presented, and was complete, true and correct in all material respects, as it relates to Acreage and the assets of Acreage and, to the knowledge of the Chief Executive Officer and the Chief Financial Officer of Acreage, the Arrangement, and did not contain any untrue statement of a material fact (as such term is defined in the Act) or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided to INFOR Financial, in each case except to the extent superseded by other, more recent Information; and (ii) since the dates on which the Information was disclosed or provided to INFOR Financial, except as subsequently disclosed to INFOR Financial (including through the provision to INFOR Financial of other Information), to the best of the knowledge and belief of the Chief Executive Officer and Chief Financial Officer, there has been no material change (as such term is defined in the Act) or new material fact, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of Acreage or any of Acreage’s subsidiaries, associates or affiliates, or, to the knowledge of the Chief Executive Officer and Chief Financial Officer, to the Arrangement nor any change in any material fact which is of a nature as to render any portion of the Information untrue or misleading in any material adverse respect or which would reasonably be expected to have a material adverse effect on the Opinion.

In arriving at our opinion as expressed herein, we have not made or prepared any valuation or appraisal of the securities, assets or liabilities of Acreage, Canopy or any party to the Arrangement, nor have we been furnished with any such valuations or appraisals, and our opinion should not be construed as any such valuation or appraisal. Moreover, the advice and opinions provided are not intended to constitute an opinion as to the “fair value” of Acreage, Canopy, or any of the respective securities or assets thereof. INFOR Financial was not engaged to review any legal, tax or regulatory aspects of the Arrangement (or any of the agreements and transactions contemplated thereby) or the Acquisition and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by Acreage and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to Acreage. The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Acreage, as they were reflected in the Information and as they have been represented to INFOR Financial in discussions with management of Acreage.

In considering the fairness of the Consideration, from a financial point of view, to the Shareholders we did not assess any income tax consequences of the Arrangement or the Acquisition to Acreage or the Shareholders. We have not conducted, and we have assumed no obligation to conduct, any due diligence on the material contracts of Acreage, the parties to the Arrangement or any of their subsidiaries. The Opinion is limited to the fairness of the Consideration, from a financial point of view, to the Shareholders, and we express no opinion as to the underlying decision which Acreage, the Board or the Special Committee may make regarding the Arrangement. In its analyses and in preparing the Opinion, INFOR Financial has made numerous assumptions with respect to industry trends and performance, general business and economic conditions and other regulatory matters, many of which are beyond the control of INFOR Financial or any party to the Arrangement and, while INFOR Financial believes such assumptions to be reasonable under current circumstances as of the date hereof, they may prove to be incorrect. INFOR Financial believes that its analysis must be considered as a whole and that selecting portions of the analysis or the factors considered by it, without considering all factors and analysis together, could create a misleading view of the process underlying the Opinion.

We express no opinion on the prices at which the securities of Acreage or Canopy may trade immediately after the Effective Date and up to the date of the Acquisition.

H-5

The preparation of an opinion of this nature is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion has been provided solely for the use of the Special Committee and the Board for the purposes of considering the Arrangement and the Acquisition and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of INFOR Financial. The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without INFOR Financial’s prior written consent.

This Opinion does not constitute a recommendation to any of the Shareholders as to whether such persons should vote in favour of the Arrangement or any other matter. Under the terms of its engagement, INFOR Financial has consented to the inclusion of the text and description of the Opinion in any Disclosure Document to be mailed to Shareholders in connection with the Arrangement, provided that such Disclosure Document is provided to INFOR Financial and the disclosure therein relating to INFOR Financial and the Opinion is approved by us, acting reasonably.

The Opinion is given as of the date hereof, and INFOR Financial disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to INFOR Financial’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, INFOR Financial reserves the right to change, modify or withdraw the Opinion.

Approach to Fairness

In considering the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement, INFOR Financial reviewed, considered and relied upon or carried out, among other things, the following: (i) a comparison of the Consideration to the historical trading analysis of Acreage; (ii) a comparison of the Consideration against the implied share price of Acreage based on publicly available business and financial data and derived valuation multiples of certain publicly traded companies in the cannabis sector that were deemed comparable and relevant.; and (iii) a comparison of the Consideration against the implied share price of Acreage based on premiums paid and implied transaction multiples in precedent transactions in the cannabis sector that were deemed comparable and relevant. A discounted future cash flow analysis of Acreage was not performed given the unavailability of a long-term financial forecast for Acreage which management of Acreage explained is due, in large part, to the highly uncertain regulatory environment in which Acreage operates and the resulting uncertainty on future levels of revenue, profitability and cash flow for individual States and in aggregate for Acreage. All financial analyses were conducted with information available as of market close on April 17, 2019. INFOR Financial recognizes that a Triggering Event may not occur prior to the Outside Date and as such, the Acquisition may never occur. In addition, the potential timing of a Triggering Event is uncertain and as such, the timing of payment and the total implied per Company Share value of the Consideration is uncertain as of the date of the Arrangement. Therefore, INFOR Financial analyzed the implied per Company Share value of the Consideration over a range of time periods prior to and as of the date of the Arrangement Agreement. In addition, given the unique nature of the Arrangement, INFOR Financial assessed the key business terms of the transaction that we believe would impact the shareholders of Acreage including, but not limited to, the Intellectual Property and Trademark License Agreement that will grant Acreage access to Canopy’s significant portfolio of brands and intellectual property. INFOR Financial also considered the potential for Acreage to benefit from improved access to capital to fund its expansion plans and the ability to benefit from the combined infrastructure, brands and resources resulting from a combination with Canopy if the Acquisition is completed.

H-6

INFOR Financial believes that its financial analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by INFOR Financial, without considering all analyses and factors together, could create a misleading view of the process underlying this Opinion. INFOR Financial notes that the selection of comparable companies and precedent transactions involves considerable subjectivity, in particular among companies engaged in an emerging industry, operating in a rapidly evolving regulatory environment, and having low or negative earnings before interest, tax, depreciation and amortization (“EBITDA”), net income or free cash flows and significant stock price volatility. While none of the comparable companies or precedent transactions are identical to Acreage or the Arrangement or the Acquisition and certain of them may have characteristics that are materially different from that of Acreage and the Arrangement (in particular, none of the precedent transactions involve the acquirer securing an option to acquire the target and none of the precedent transactions involve a public Canadian company acquiring a public Canadian company with substantial operations in the U.S.), Acreage believes that they share certain business, financial, and/or operational characteristics with those of Acreage and the Arrangement and the Acquisition and INFOR Financial used its professional judgment in selecting such comparable companies and precedent transactions.

Key Considerations

INFOR Financial based its conclusion in the Opinion upon a number of quantitative and qualitative factors including, but not limited to:

•	the fact that the Consideration implies an offer premium of approximately 40% based on the 30-day volume weighted average prices (“VWAP”) as of April 17, 2019, the date immediately prior to execution of the Arrangement Agreement. This compares to an average premium of approximately 28% based on 30-day VWAP for precedent transactions in the cannabis sector that INFOR Financial considered relevant;
•	the Consideration compares favourably with INFOR Financial’s analysis using the historical trading analysis approach;
•	the Consideration compares favourably with INFOR Financial’s analysis of comparable company metrics by applying a range of both enterprise value (“EV”) to revenue and EV to EBITDA multiples to Acreage’s 2019 and 2020 fiscal year estimates. Comparable companies that were considered relevant were Curaleaf Holdings, Inc., Cresco Labs Inc., Harvest Health & Recreation Inc., Green Thumb Industries Inc., MedMen Enterprises Inc. and iAnthus Capital Holdings, Inc. INFOR Financial compared the trading multiples observed for the selected comparable companies with Acreage, taking into account a number of factors including market capitalization, revenue and EBITDA profile, and operational footprint and other financial metrics that INFOR Financial considered relevant;
•	the Consideration compares favourably with INFOR Financial’s analysis of precedent transaction metrics in the cannabis sector by applying a range of both EV to revenue and EV to EBITDA multiples to Acreage’s 2020 fiscal year estimates. Precedent transactions considered included both U.S. and Canadian transactions. INFOR Financial compared the transaction multiples observed for the selected precedent transactions with the Consideration, taking into account factors such as size and trading liquidity, historical and forecast growth levels, revenue and EBITDA profile, and other financial metrics that INFOR Financial considered relevant;
•	the Consideration calculated over a range of VWAPs prior to and as of April 17, 2019, compares favourably with the average of the methodologies used to determine financial fairness; and
•	other factors or analyses, which INFOR Financial judged, based on its experience in rendering such opinions, to be relevant, including but not limited to, the sharing of brands and intellectual property to the benefit of Acreage, the potential for improved access to growth capital for Acreage, and the potential for Canopy and Acreage to be the leading North American cannabis platform with access to markets beyond the U.S. and Canada.

H-7

Conclusion

Based upon and subject to the assumptions, qualifications and limitations contained herein, INFOR Financial is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours very truly,

(Signed) “INFOR Financial Inc.”

INFOR FINANCIAL INC.

H-8

APPENDIX “I”

INFORMATION CONCERNING CANOPY GROWTH

The following information concerning Canopy Growth should be read in conjunction with the documents incorporated by reference into this Appendix “I”.

General

Canopy Growth, an early mover in Canadian and international markets, is a multi-brand cannabis and hemp company. Canopy Growth is a reporting issuer in each of the provinces of Canada, other than Quebec. Canopy Growth’s head and registered office is located at 1 Hershey Drive, Smiths Falls, ON, K7A 0A8.

On October 17, 2018, the Cannabis Act (Canada) (the “Cannabis Act”) went into effect which governs both the medical and adult-use regulated markets in Canada. Currently, permitted cannabis product formats in Canada only include dried flowers, oils, soft-gel capsules and pre-rolled cannabis products. The Canadian federal government has indicated that value-added products including higher concentrated oils and ingestibles will be permitted. Through its wholly-owned Subsidiaries and partnerships, Canopy Growth operates numerous production facilities in Canada with over 4.3 million square feet of licensed indoor and greenhouse production capacity. In addition, through wholly-owned Subsidiaries and one majority-controlled joint venture, Canopy Growth has licenses issued by Health Canada to cultivate cannabis at 12 facilities across the country.

							Authorized to Sell to
Entity	Initial License Date	Date of Renewal	Licensed Square Footage	Province	Facility	License(s)	Distributors/ Retailers	Patients
1955625 Ontario Inc.	02/17/15	02/18/20	29,321	ON	Indoor	Sale (Medical) Processing Cultivation	Plants/ Seeds Dried/Fresh Oil	Plants/ Seeds Dried/Fresh Oil
2605837 Ontario Inc.	12/16/13	12/03/19	1,715	ON	Indoor	Processing	Plants/ Seeds	None
BC Tweed	02/16/18	02/16/21	865,530	BC	GH	Cultivation	Plants/ Seeds	None
BC Tweed (second site)	04/13/18	04/13/21	1,810,609	BC	GH	Cultivation	Plants/ Seeds	None
DOJA Cannabis Ltd.	06/16/17	12/22/20	4,180	BC	Indoor	Sale (Medical) Processing Cultivation	Plants/Seeds Dried/Fresh	Plants/Seeds Dried/Fresh
Spectrum Cannabis Canada Ltd.	12/16/15	11/01/19	55,600	ON	Indoor	Sale (Medical) Processing Cultivation	Plants/Seeds Dried/Fresh Oil	Plants/Seeds Dried/Fresh Oil
Spot Therapeutics Inc.	03/22/19	03/22/22	44,900	NB	Indoor	Cultivation	Plants/ Seeds	None
Tweed Farms Inc.	08/08/14	01/14/20	335,971	ON	GH	Cultivation	Plants/ Seeds	None
Tweed Grasslands Cannabis Inc.	06/16/17	06/16/20	10,125	SK	Indoor	Cultivation	Plants/ Seeds	None
Tweed Inc.	11/18/13	01/20/20	220,177	ON	Indoor	Sale (Medical) Processing Cultivation Cannabis Drug Analytical Dealer	Plants/Seeds Dried/Fresh Oil	Plants/Seeds Dried/Fresh Oil
Vert Cannabis Inc.	12/21/17	12/21/20	5,712	QC	Indoor	Cultivation	Plants/ Seeds	None
Vert Mirabel(1)	05/25/18	05/25/21	497,303	QC	GH	Cultivation	Plants/ Seeds	None

I-1

(1) Vert Mirabel is a joint venture amongst Canopy Growth, Canopy Growth Rivers Corporation and Les Serres Stephane Bertrand Inc. Canopy Growth directly holds 40.7% of the issued and outstanding common shares in Vert Mirabel and controls Vert Mirabel as a result of its ownership interest in Canopy Growth Rivers Inc.

As a result of the Cannabis Act, Canopy Growth’s Canadian business model expanded from business to consumer transactions to a hybrid-business model dominated by business to business transactions in a new expanded market. In connection with this, Canopy Growth entered into multi- year wholesale supply agreement commitments with each Canadian province and territory.

In addition, Canopy Growth is pursuing a cannabis retail presence in provinces, where permitted, to capture retail gross margin (incremental to wholesale margin), capture higher market share and establish direct connections with customers. Controlling the retail environment provides Canopy Growth with the ability to build Canopy Growth’s Tweed, Tokyo Smoke and other Canopy Growth owned brands whilst data and customer feedback collected from owned stores enables Canopy Growth to better understand customers and quickly react to their changing needs.

To date, Canopy Growth has received licenses or permits to apply for licenses to operate private retail and online sites in Newfoundland & Labrador, Manitoba and Saskatchewan. Canopy Growth is also pursuing retail licenses in a select number of cities in Alberta and British Columbia and has secured over 20 development permits in Alberta. Canopy Growth is also licensing its Tweed and Tokyo Smoke retail banners in Ontario, including a multi-year strategic partnership agreement with Alimentation Couche-Tard Inc. Canopy Growth has also licensed its Tweed retail banner in Saskatchewan, including one retail store in Regina that is currently operating. As of the date of this Circular, Canopy Growth had opened 19 cannabis retail stores in Canada, including three stores under license agreements. An additional store under a license agreement has been approved to open.

International Operations

In 2014, a limited number of countries in the world, in addition to Canada, specifically, Israel, Czech Republic, Netherlands and Uruguay had established federally legal cannabis access regimes. Since 2014, governments in over 30 additional countries including Argentina, Austria, Australia, Brazil, Denmark, Chile, Colombia, England, Germany, Greece, Israel, Italy, Jamaica, Lesotho, Mexico, Netherlands, Norway, Poland, Puerto Rico, South Africa, Switzerland and Turkey have formally legalized medical cannabis access to either foster research into cannabis-based medical treatments and/or towards increasing legal access to medical cannabis for their citizens. In addition, many other countries including Belgium, Ireland, France, Portugal, Spain, India, Malaysia, South Korea and Thailand have established formal government efforts to explore the legalization of medicinal cannabis access. In the United States of America, multiple legislative reforms related to cannabis are currently being considered by the federal government.

To date, Canopy Growth has subsidiaries, partnerships or business activities in Germany, Chile, Peru, Columbia, Denmark, Jamaica, Lesotho, Australia, Brazil, Czech Republic, the UK, Poland and Spain. Canopy Growth, with the assistance of international subsidiaries or partners, has secured the necessary agreements to export cannabis to Australia, Brazil, Czech Republic, Denmark, Germany, Poland, Spain and certain Caribbean countries.

To supplement its international operations, in December 2018, Canopy Growth acquired Storz & Bickel, a global leader in vaporizer design and manufacturing, and in May 2019, Canopy Growth acquired C3, one of the world’s leading producers of herbal medicines specializing in natural extraction and synthetic cannabinoid production. In addition, as a result of the passing of the 2018 Farm Bill, Canopy Growth intends to expand its operations into the United States to produce and sell hemp-based CBD products in accordance with U.S. federal Laws.

Further information regarding the business of Canopy Growth and its operations can be found in the Canopy Growth AIF and other documents incorporated by reference herein.

Canopy Growth Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada, other than Quebec, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Canopy Growth Corporation at 1 Hershey Drive, Smiths Falls, Ontario K7A 0A8 (telephone: 1-855-558-9333), and are also available electronically under Canopy Growth’s profile on SEDAR at www.sedar.com. Canopy Growth’s filings through SEDAR are not incorporated by reference in this Circular except as specifically set out herein.

I-2

The following documents filed by Canopy Growth with the securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference in, and form an integral part of, this Circular:

(a)	Canopy Growth’s annual information form for the year ended March 31, 2018 dated June 27, 2018 (the “Canopy Growth AIF”);

(b)	Canopy Growth’s audited consolidated financial statements as at and for the years ended March 31, 2018 and 2017, together with the notes thereto and the independent auditor’s report thereon (the “Canopy Growth Annual Financial Statements”);

(c)	Canopy Growth’s management’s discussion and analysis of the financial condition and results of operations for the three months and year ended March 31, 2018;

(d)	Canopy Growth’s unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2018 and 2017 (the “Canopy Growth Interim Financial Statements”);

(e)	Canopy Growth’s amended and restated as of February 20, 2019 management’s discussion and analysis of the financial condition and results of operations for the three months and nine months ended December 31, 2018 (the “Canopy Growth Amended and Restated MD&A”);

(f)	Canopy Growth’s management information circular dated June 13, 2018 for its special meeting of shareholders held on July 30, 2018;

(g)	Canopy Growth’s management information circular dated August 22, 2018 for its annual and special meeting of shareholders held on September 26, 2018;

(h)	Canopy Growth’s business acquisition report dated November 12, 2018 in connection with the acquisition of Hiku;

(i)	Canopy Growth’s amended and restated business acquisition report dated December 20, 2018 in connection with the acquisition of the minority interest in BC Tweed;

(j)	Canopy Growth’s material change report dated June 22, 2018 in connection with the offering of the Canopy Growth Notes;

(k)	Canopy Growth’s material change report dated August 20, 2018 in connection with announcement of CBG’s $5 billion investment and the issuance of the Canopy Growth Warrants to CBG (the “CBG Investment”);

(l)	Canopy Growth’s material change report dated November 9, 2018 in connection with the closing of the CBG Investment;

(m)	Canopy Growth’s material change report dated February 20, 2019 in connection with the Canopy Growth Amended and Restated MD&A; and

(n)	Canopy Growth’s material change report dated April 29, 2019 in connection with the Arrangement and the CBG Amendments.

I-3

Any document of the type referred to in section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Canopy Growth with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable securities legislation in Canada, will be deemed to be incorporated by reference in this Circular. In addition, to the extent that any document or information incorporated by reference in this Circular is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in this Circular (in the case of a report on Form 6-K, if and to the extent expressly provided therein). Canopy Growth’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC’s website at www.sec.gov.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or necessary to make a statement not misleading in light of the circumstances in which it is made.

Recent Developments

On April 15, 2018, Canopy Growth acquired Annabis Medical s.r.o., a leader in the Czech Republic’s medical cannabis industry that currently imports and distributes cannabis products pursuant to federal licences, in exchange for 50,735 Canopy Growth Shares and, subject to meeting certain milestones, up to an additional 34,758 Canopy Growth Shares.

On April 25, 2018, Canopy Growth and the Victoria State Government announced the launch of Spectrum Cannabis Australia PTY Ltd to enable domestic cultivation and production of medical cannabis for patients while serving as a distribution hub for other jurisdictions in Asia-Pacific.

On May 24, 2018, the Canopy Growth Shares commenced trading on the NYSE under the ticker symbol “CGC”.

On May 28, 2018, Canopy Growth announced the appointment of Dr. Mark Ware as Chief Medical Officer, effective July 1, 2018.

On May 30, 2018, Canopy Growth acquired Daddy Cann Lesotho PTY Ltd., which holds a licence to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin in the Kingdom of Lesotho, in exchange for 666,362 Canopy Growth Shares and, subject to meeting certain milestones, up to an additional 333,281 Canopy Growth Shares.

On June 11, 2018, Canopy Growth announced that it had entered into an agreement with BI to terminate Canopy Growth’s licensing arrangement with BI. 1955625 Ontario Inc. (formerly Bedrocan Canada Inc.) agreed to cease the production and sale of Bedrocan products by December 31, 2018.

On June 20, 2018, Canopy Growth closed an offering of C$500 million aggregate principal amount of 4.25% convertible senior notes due 2023 (the “Canopy Growth Notes”) pursuant to an indenture (the “Canopy Growth Indenture”) dated June 20, 2018 among Canopy Growth, GLAS Trust Company LLC and Computershare Trust Company of Canada. The initial conversion rate for the Canopy Growth Notes is 20.7577 Canopy Growth Shares per C$1,000 principal amount of Canopy Growth Notes, equivalent to an initial conversion price of approximately C$48.18 per share. On June 22, 2018, Canopy Growth closed an additional C$100 million aggregate principal amount of Canopy Growth Notes pursuant to the exercise in full of the over-allotment option. GCILP purchased $200 million in Canopy Growth Notes in the offering.

On June 27, 2018, Canopy Growth announced that Mark Zekulin had been appointed to the role of President and Co-Chief Executive Officer of Canopy Growth.

On July 5, 2018, Canopy Growth acquired the non-controlling 33% interest in BC Tweed in exchange for $1 million in cash and 13,293,968 Canopy Growth Shares, including C$20 million worth of Canopy Growth Shares in connection with an option to acquire certain future infrastructure in California, United States.

I-4

On July 5, 2018, Canopy Growth acquired Spectrum Cannabis Colombia S.A.S. in exchange for 1,193,237 Canopy Growth Shares and upon the satisfaction of four further milestones, up to 524,576 Canopy Growth Shares on the completion of each milestone In addition, Canopy Growth will issue additional Canopy Growth Shares on July 4, 2023 in an amount equal to 4% of the fair market value of Canopy LATAM, provided that all of the milestones have been completed by such date.

On July 5, 2018, Canopy Growth acquired Canindica, a company controlled by Antonio Droghetti, in exchange for 595,184 Canopy Growth Shares and upon the satisfaction of four milestones, additional Canopy Growth Shares at each milestone valued at C$9,333,333. In addition, Canopy Growth will issue additional Canopy Growth Shares on July 4, 2023 in an amount equal to 6% of the fair market value of Canopy LATAM, provided that all of the milestones have been completed by such date.

On August 7, 2018, Canopy Growth completed a plan of arrangement to acquire the non-controlling interests in CHI, including its wholly-owned Subsidiary, Canopy Animal Health Inc., in exchange for 3,076,941 Canopy Growth Shares and 568,005 replacement options.

On August 9, 2018, Canopy Growth acquired the remaining outstanding shares of its Chilean in-market entity, Spectrum Cannabis Chile SpA in exchange for US$750,000.

On September 5, 2018, Canopy Growth acquired Hiku. Pursuant to the terms of the arrangement agreement, shareholders of Hiku received 0.046 of a Canopy Growth Share in exchange for each common share of Hiku, resulting in the issuance of 7,943,123 Canopy Growth Shares.

On November 1, 2018, the CBG Investment was completed and CBG invested C$5.079 billion in exchange for (i) 104,500,000 Canopy Growth Shares at a price of C$48.60 per Canopy Growth Share, and (ii) 139,745,453 Canopy Growth Warrants. The CBG Investment increased Constellation Brands’ aggregate ownership interest in Canopy Growth to approximately 37% of the issued and outstanding Canopy Growth Shares as of November 1, 2018. Canopy Growth also announced the resignation of Murray Goldman and Chris Schnarr from the Canopy Growth Board and the appointment of William Newlands, David Klein, Judy Schmeling and Robert Hanson.

In connection with the CBG Investment, pursuant to the Canopy Growth Indenture, Canopy Growth provided notice to the holders of the Canopy Growth Notes on September 18, 2018 that the Canopy Growth Notes were subject to conversion. A further notice was provided on November 2, 2018 that the holders had the right to either (a) require Canopy Growth to repurchase their Canopy Growth Notes on or prior December 4, 2018; or (b) convert the Canopy Growth Notes into Canopy Growth Shares at a rate of 23.7423 Canopy Growth Shares per C$1,000 principal amount of Canopy Growth Notes on or prior to December 5, 2018, provided that Canopy Growth was entitled to settle conversions in cash, Canopy Growth Shares or a combination thereof. No Canopy Growth Notes were validly surrendered for purchase or conversion.

On November 26, 2018, Canopy Growth acquired the assets of ebbu, a leader in hemp research and innovation for C$25 million in cash and up to 6,221,210 Canopy Growth Shares. Up to a further C$100 million will be payable under the purchase agreement if certain scientific related milestones are achieved within two years. Canopy Growth will have the option of satisfying such milestone payments in cash, shares or a combination of cash and shares.

On November 30, 2018, TerrAscend completed a restructuring transaction pursuant to which its share capital was amended, including the securities held by Canopy Growth, by way of a plan of arrangement under the Business Corporations Act (Ontario). Canopy Growth’s security holdings were restructured into non-voting and non-participating exchangeable shares in the capital of TerrAscend (“Canopy Growth Exchangeable Shares”), convertible into common shares of TerrAscend following changes in U.S. federal Laws regarding the cultivation, distribution or possession of marijuana, the compliance of TerrAscend with such Laws and the approval of the exchange(s) upon which Canopy Growth is listed. Canopy Growth holds 19,445,285 Canopy Growth Exchangeable Shares in the capital of TerrAscend.

On December 6, 2018, Canopy Growth acquired Storz & Bickel, a global leader in vaporizer design and manufacturing, for a purchase price of approximately €145,000,000.

I-5

On January 14, 2019, Canopy Growth was granted a hemp processing and production license by New York State.

On March 21, 2019, Canopy Growth acquired AgriNextUSA, a hemp enterprise led by Geoff Whaling.

On April 16, 2019, Canopy Growth acquired Canamo y Fibras Naturales, S.L, a company licensed to conduct hemp cultivation and one of three companies in Spain authorized to cultivate, distribute and export cannabis containing more than 0.2% THC for medical and research purposes.

On May 2, 2019, Canopy Growth acquired C3, one of the world’s leading producers of herbal medicines specializing in natural extraction and synthetic cannabinoid production, in exchange for €225.9 million in cash.

Consolidated Capitalization

There has not been any material change to Canopy Growth’s share and loan capital since December 31, 2018, the date of Canopy Growth’s most recently filed financial statements.

Description of Share Capital

The authorized share capital of Canopy Growth consists of an unlimited number of Canopy Growth Shares. As of the date of this Circular, 345,546,829 Canopy Growth Shares were issued and outstanding. In addition, as of the date of this Circular, there were 31,653,670 Canopy Growth Shares issuable on the exercise of stock options, 159,109,599 Canopy Growth Shares issuable on the exercise of common share purchase warrants, 12,454,620 Canopy Growth Shares issuable upon the conversion of the Canopy Growth Notes and 135,764 Canopy Growth Shares issuable on the vesting of restricted share units.

Holders of Canopy Growth Shares are entitled to receive notice of any meetings of shareholders of Canopy Growth and to attend and cast one vote per Canopy Growth Share at all such meetings. Holders of Canopy Growth Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Canopy Growth Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Canopy Growth Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Canopy Growth Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Canopy Growth are entitled to receive on a pro-rata basis the net assets of Canopy Growth after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Canopy Growth Shares with respect to dividends or liquidation. Pursuant to the New Investor Rights Agreement, the CBG Group has certain pre-emptive rights as well as the Top-Up Right in order to maintain its pro rata equity ownership position in Canopy Growth in connection with any offering or distribution of securities by Canopy Growth (subject to certain exceptions). As of the date of this Circular, the CBG Group holds in the aggregate 35.7% of the outstanding Canopy Growth Shares on a non-diluted basis.

Price Range and Trading Volumes of the Canopy Growth Shares

The Canopy Growth Shares are listed and posted for trading on the TSX under the symbol “WEED” and on the NYSE under the symbol “CGC”.

The following table sets forth information relating to the trading of the Canopy Growth Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume
May 2018	40.00	28.76	91,028,002
June 2018	48.72	36.17	155,072,013
July 2018	40.20	31.81	73,679,469
August 2018	62.79	32.01	176,991,712
September 2018	74.45	52.80	141,911,795
October 2018	76.68	41.80	102,988,716
November 2018	61.25	40.00	97,313,569
December 2018	46.42	34.36	53,667,318
January 2019	67.62	35.84	99,262,629
February 2019	67.99	55.23	56,333,742
March 2019	65.41	54.48	52,335,493
April 2019	70.98	53.05	59,821,162
May 2019(1)	69.30	58.87	22,073,435

(1) From May 1, 2019 to May 16, 2019.

I-6

The following table sets forth information relating to the trading of the Canopy Growth Shares on the NYSE for the months indicated.

Month	High (US$)	Low (US$)	Volume
May 2018(1)	30.82	26.70	12,903,100
June 2018	36.55	27.25	87,565,500
July 2018	31.00	24.21	56,615,900
August 2018	48.19	25.27	266,530,400
September 2018	56.60	40.68	327,565,300
October 2018	59.25	31.82	318,580,000
November 2018	46.74	30.26	204,790,900
December 2018	35.18	25.26	109,732,800
January 2019	50.99	26.30	282,387,900
February 2019	51.81	41.68	177,187,100
March 2019	48.90	40.56	121,905,600
April 2019	52.74	39.66	136,108,300
May 2019(2)	51.66	43.69	50,702,600

(1) From May 22, 2018 to May 31, 2018.

(2) From May 1, 2019 to May 16, 2019.

Prior Sales

For the 12-month period prior to the date of this Circular, Canopy Growth issued or granted Canopy Growth Shares and securities convertible into Canopy Growth Shares as listed in the table below. Other than the issuances listed in the table below, Canopy Growth has not issued any Canopy Growth Shares or securities convertible into Canopy Growth Shares within the 12 months preceding the date of this Circular.

Date of Issuance	Security	Price per Security	Number of Securities

May 30, 2018	Common Shares(1)	C$28.763	666,362
May 31, 2018	Common Shares(2)	C$10.27	37,500
June 5, 2018	Common Shares(2)	C$1.80	2,633
June 5, 2018	Common Shares(2)	C$11.71	1,000
June 5, 2018	Common Shares(2)	C$11.80	16,666
June 6, 2018	Common Shares(2)	C$1.7246	2,853
June 6, 2018	Common Shares(2)	C$2.16	1,667
June 6, 2018	Common Shares(2)	C$2.2434	476
June 6, 2018	Common Shares(2)	C$2.66	1,833
June 6, 2018	Common Shares(2)	C$2.68	334
June 6, 2018	Common Shares(2)	C$2.9164	6,189
June 6, 2018	Common Shares(2)	C$2.95	1,832
June 6, 2018	Common Shares(2)	C$3.71	8,333
June 6, 2018	Common Shares(2)	C$11.71	10,001
June 15, 2018	Common Shares(3)	C$33.306	20,641
June 20, 2018	Canopy Notes(4)	C$48.18	10,378,850
June 22, 2018	Common Shares(2)	C$10.27	75,000

I-7

Date of Issuance	Security	Price per Security	Number of Securities
June 20, 2018	Canopy Notes(4)	C$48.18	2,075,770
June 28, 2018	Common Shares(2)	C$8.18	1,000
June 29, 2018	Common Shares(2)	C$1.92	1
June 29, 2018	Common Shares(2)	C$2.16	3,333
June 29, 2018	Common Shares(2)	C$2.2434	3,329
June 29, 2018	Common Shares(2)	C$2.29	300
June 29, 2018	Common Shares(2)	C$2.66	4,270
June 29, 2018	Common Shares(2)	C$2.68	18,332
June 29, 2018	Common Shares(2)	C$2.95	22,834
June 29, 2018	Common Shares(2)	C$3.71	1
June 29, 2018	Common Shares(2)	C$8.18	408,598
June 29, 2018	Common Shares(2)	C$11.71	3,166
June 29, 2018	Stock Options(5)	C$40.51	2,595,000
June 29, 2018	Restricted Stock Units(5)	C$40.51	52,871
July 4, 2018	Common Shares(2)	C$1.92	5,000
July 4, 2018	Common Shares(2)	C$2.68	3,500
July 4, 2018	Common Shares(2)	C$3.71	1,665
July 4, 2018	Common Shares(2)	C$8.18	25,664
July 4, 2018	Common Shares(2)	C$9.67	40,000
July 5, 2018	Common Shares(2)	C$1.7246	713
July 5, 2018	Common Shares(2)	C$2.2434	238
July 5, 2018	Common Shares(2)	C$2.68	2,500
July 5, 2018	Common Shares(2)	C$2.9164	2,377
July 5, 2018	Common Shares(2)	C$2.95	3,000
July 5, 2018	Common Shares(2)	C$8.18	19,732
July 5, 2018	Common Shares(2)	C$11.40	1,667
July 5, 2018	Common Shares(6)	C$29.6606	674,821
July 5, 2018	Common Shares(7)	C$11.23	155,158
July 5, 2018	Common Shares(8)	C$29.6606	12,619,148
July 5, 2018	Common Shares(9)	C$31.36	595,184
July 6, 2018	Common Shares(2)	C$2.95	7,000
July 6, 2018	Common Shares(2)	C$4.56	32,915
July 6, 2018	Common Shares(2)	C$8.18	14,333
July 9, 2018	Common Shares(2)	C$1.92	1,666
July 9, 2018	Common Shares(2)	C$2.16	16,667
July 9, 2018	Common Shares(2)	C$2.2434	3,090
July 9, 2018	Common Shares(2)	C$2.664	2,140
July 9, 2018	Common Shares(2)	C$2.68	2,650
July 9, 2018	Common Shares(2)	C$2.9164	2,377
July 9, 2018	Common Shares(2)	C$8.18	32,476
July 9, 2018	Common Shares(2)	C$40.51	52,871
July 10, 2018	Common Shares(2)	C$2.68	1,000
July 10, 2018	Common Shares(2)	C$2.95	1,666
July 10, 2018	Common Shares(2)	C$8.18	35,498
July 10, 2018	Common Shares(10)	C$29.19	1,193,237
July 11, 2018	Common Shares(2)	C$2.2434	4,382
July 11, 2018	Common Shares(2)	C$2.68	666
July 11, 2018	Common Shares(2)	C$8.18	6,074
July 12, 2018	Common Shares(2)	C$2.2434	4,754
July 12, 2018	Common Shares(2)	C$2.9164	11,887
July 12, 2018	Common Shares(2)	C$8.18	31,606
July 13, 2018	Common Shares(2)	C$1.7246	34,232
July 13, 2018	Common Shares(2)	C$2.66	100,000
July 13, 2018	Common Shares(2)	C$8.18	12,897
July 16, 2018	Common Shares(2)	C$2.66	3,333

I-8

Date of Issuance	Security	Price per Security	Number of Securities
July 16, 2018	Common Shares(2)	C$2.95	1,016
July 16, 2018	Common Shares(2)	C$8.18	5,834
July 16, 2018	Common Shares(11)	C$9.85	134,281
July 16, 2018	Common Shares(12)	C$12.685196	752,451
July 16, 2018	Common Shares(2)	C$11.40	700
July 16, 2018	Common Shares(2)	C$11.71	1,667
July 17, 2018	Common Shares(2)	C$1.92	10,000
July 17, 2018	Common Shares(2)	C$2.16	10,000
July 17, 2018	Common Shares(2)	C$2.68	10,000
July 17, 2018	Common Shares(2)	C$2.95	516
July 17, 2018	Common Shares(2)	C$8.18	14,097
July 18, 2018	Common Shares(2)	C$1.92	5,000
July 18, 2018	Common Shares(2)	C$2.2434	2,378
July 18, 2018	Common Shares(2)	C$2.68	683
July 18, 2018	Common Shares(2)	C$2.9164	2,377
July 18, 2018	Common Shares(2)	C$8.18	9,166
July 18, 2018	Common Shares(2)	C$11.40	1,667
July 19, 2018	Common Shares(2)	C$2.2434	238
July 19, 2018	Common Shares(2)	C$2.66	1,503
July 19, 2018	Common Shares(2)	C$8.18	2,467
July 19, 2018	Common Shares(2)	C$11.71	4,000
July 19, 2018	Common Shares(13)	C$37.199	53,764
July 20, 2018	Common Shares(2)	C$1.7246	1,426
July 20, 2018	Common Shares(2)	C$2.2434	238
July 20, 2018	Common Shares(2)	C$2.9164	1,189
July 20, 2018	Common Shares(2)	C$8.18	3,595
July 23, 2018	Common Shares(2)	C$2.66	2,500
July 23, 2018	Common Shares(2)	C$2.68	850
July 23, 2018	Common Shares(2)	C$7.83	10,000
July 23, 2018	Common Shares(2)	C$8.18	21,197
July 23, 2018	Common Shares(2)	C$11.40	1,665
July 23, 2018	Common Shares(2)	C$27.99	14,000
July 25, 2018	Common Shares(2)	C$2.16	1,000
July 25, 2018	Common Shares(2)	C$3.35	1,287
July 25, 2018	Common Shares(2)	C$8.18	8,588
July 31, 2018	Common Shares(2)	C$8.18	1,666
August 2, 2018	Common Shares(2)	C$8.91	16,000
August 3, 2018	Common Shares(14)	C$31.86088	3,076,941
August 10, 2018	Common Shares(15)	C$32.427936	7,728
August 13, 2018	Common Shares(16)	C$36.02046	69,405
August 15, 2018	Common Shares(2)	C$8.18	1,799
August 17, 2018	Common Shares(2)	C$1.92	16,666
August 17, 2018	Common Shares(2)	C$2.16	25,250
August 17, 2018	Common Shares(2)	C$2.29	5,250
August 17, 2018	Common Shares(2)	C$2.66	1,000
August 17, 2018	Common Shares(2)	C$2.68	9,332
August 17, 2018	Common Shares(2)	C$2.93	1,666
August 17, 2018	Common Shares(2)	C$2.95	12,500
August 17, 2018	Common Shares(2)	C$3.7156	15,452
August 17, 2018	Common Shares(2)	C$3.96	7,500
August 17, 2018	Common Shares(2)	C$7.83	13,333
August 17, 2018	Common Shares(2)	C$8.18	61,923
August 17, 2018	Common Shares(2)	C$8.91	13,497
August 17, 2018	Common Shares(2)	C$11.40	6,666
August 17, 2018	Common Shares(2)	C$11.71	17,832

I-9

Date of Issuance	Security	Price per Security	Number of Securities
August 17, 2018	Stock Options(5)	C$40.68	2,795,000
August 17, 2018	Restricted Stock Units(5)	C$48.60	12,344
August 20, 2018	Common Shares(2)	C$2.66	250
August 20, 2018	Common Shares(2)	C$2.68	3,416
August 20, 2018	Common Shares(2)	C$2.9164	3,500
August 20, 2018	Common Shares(2)	C$2.93	1,667
August 20, 2018	Common Shares(2)	C$2.95	6,000
August 20, 2018	Common Shares(2)	C$8.18	7,764
August 20, 2018	Common Shares(2)	C$11.71	300
August 21, 2018	Common Shares(2)	C$1.7246	2,140
August 21, 2018	Common Shares(2)	C$2.2434	3,566
August 21, 2018	Common Shares(2)	C$2.68	3,416
August 21, 2018	Common Shares(2)	C$2.9164	4,000
August 21, 2018	Common Shares(2)	C$8.18	11,199
August 21, 2018	Common Shares(2)	C$8.91	5,333
August 21, 2018	Common Shares(2)	C$11.40	3,333
August 21, 2018	Common Shares(2)	C$11.71	5,834
August 22, 2018	Common Shares(2)	C$8.18	2,666
August 22, 2018	Common Shares(2)	C$11.40	3,333
August 23, 2018	Common Shares(2)	C$1.57	19,374
August 23, 2018	Common Shares(2)	C$2.2434	35,660
August 23, 2018	Common Shares(2)	C$2.2574	35,660
August 23, 2018	Common Shares(2)	C$2.68	3,500
August 23, 2018	Common Shares(2)	C$3.7156	14,264
August 23, 2018	Common Shares(2)	C$8.18	12,500
August 23, 2018	Common Shares(2)	C$8.91	1,500
August 23, 2018	Common Shares(2)	C$11.40	1,667
August 23, 2018	Common Shares(2)	C$11.71	1,666
August 24, 2018	Common Shares(2)	C$2.2434	9,510
August 24, 2018	Common Shares(2)	C$2.68	3,000
August 24, 2018	Common Shares(2)	C$2.93	4,583
August 24, 2018	Common Shares(2)	C$3.7156	15,452
August 24, 2018	Common Shares(2)	C$8.18	7,374
August 27, 2018	Common Shares(2)	C$2.2434	949
August 27, 2018	Common Shares(2)	C$8.18	2,500
August 27, 2018	Stock Options(5)	C$58.62	20,000
August 28, 2018	Common Shares(2)	C$2.16	9,501
August 28, 2018	Common Shares(2)	C$8.18	5,000
August 28, 2018	Common Shares(2)	C$8.91	1,667
August 29, 2018	Common Shares(2)	C$1.7246	1,426
August 29, 2018	Common Shares(2)	C$2.2434	357
August 29, 2018	Common Shares(2)	C$2.68	4,250
August 29, 2018	Common Shares(2)	C$8.18	1,667
August 29, 2018	Common Shares(2)	C$8.84	12,500
August 29, 2018	Common Shares(2)	C$8.91	10,000
August 31, 2018	Common Shares(2)	C$1.32	61,310
August 31, 2018	Common Shares(2)	C$1.7246	11,412
August 31, 2018	Common Shares(2)	C$2.16	2,000
August 31, 2018	Common Shares(2)	C$2.2434	2,139
August 31, 2018	Common Shares(2)	C$3.71	6,665
August 31, 2018	Common Shares(2)	C$8.18	3,544
August 31, 2018	Common Shares(2)	C$8.91	1,333
August 31, 2018	Common Shares(2)	C$11.71	1,666
September 4, 2018	Common Shares(2)	C$2.9164	2,000
September 4, 2018	Common Shares(2)	C$2.93	1,750

I-10

Date of Issuance	Security	Price per Security	Number of Securities
September 4, 2018	Common Shares(2)	C$2.95	6,333
September 4, 2018	Common Shares(2)	C$3.71	32,298
September 4, 2018	Common Shares(2)	C$3.96	1,195
September 4, 2018	Common Shares(2)	C$8.18	11,666
September 4, 2018	Common Shares(2)	C$8.91	3,333
September 4, 2018	Common Shares(2)	C$22.32	75
September 5, 2018	Common Shares(2)	C$1.57	8,718
September 5, 2018	Common Shares(2)	C$1.80	1,167
September 5, 2018	Common Shares(2)	C$3.71	26,667
September 5, 2018	Common Shares(2)	C$3.96	5,975
September 5, 2018	Common Shares(2)	C$8.18	22,500
September 5, 2018	Common Shares(2)	C$8.91	8,066
September 5, 2018	Common Shares(2)	C$11.71	250
September 5, 2018	Common Shares(17)	C$68.47	7,943,123
September 7, 2018	Common Shares(2)	C$2.68	2,000
September 7, 2018	Common Shares(2)	C$3.71	9,997
September 7, 2018	Common Shares(2)	C$8.18	142
September 10, 2018	Common Shares(2)	C$1.92	1,666
September 10, 2018	Common Shares(2)	C$2.68	1,667
September 10, 2018	Common Shares(2)	C$3.71	5,000
September 10, 2018	Common Shares(2)	C$8.18	1,666
September 12, 2018	Common Shares(2)	C$1.7246	713
September 12, 2018	Common Shares(2)	C$2.2434	475
September 12, 2018	Common Shares(2)	C$3.71	1,666
September 12, 2018	Common Shares(2)	C$8.18	1,667
September 12, 2018	Common Shares(2)	C$8.91	1,667
September 13, 2018	Common Shares(2)	C$3.71	6,815
September 13, 2018	Common Shares(2)	C$8.18	3,516
September 14, 2018	Common Shares(2)	C$3.96	4,238
September 17, 2018	Common Shares(2)	C$10.27	51,997
September 18, 2018	Common Shares(2)	C$2.29	15,000
September 18, 2018	Common Shares(2)	C$8.18	8,332
September 18, 2018	Common Shares(2)	C$10.27	16,666
September 18, 2018	Common Shares(2)	C$11.40	1,667
September 19, 2018	Common Shares(2)	C$8.18	1,667
September 19, 2018	Common Shares(2)	C$8.91	1,666
September 19, 2018	Common Shares(2)	C$10.27	2,500
September 20, 2018	Common Shares(2)	C$8.18	1,000
September 20, 2018	Common Shares(2)	C$8.91	1,666
September 24, 2018	Common Shares(2)	C$8.18	2,110
September 24, 2018	Common Shares(2)	C$8.91	1,667
September 24, 2018	Common Shares(2)	C$10.27	1,666
September 25, 2018	Common Shares(2)	C$1.80	2,500
September 25, 2018	Common Shares(2)	C$2.29	10,000
September 25, 2018	Common Shares(2)	C$3.71	1,666
September 25, 2018	Common Shares(2)	C$3.96	2,000
September 25, 2018	Common Shares(2)	C$10.27	1,666
September 26, 2018	Stock Options(5)	C$67.64	3,127,000
September 27, 2018	Common Shares(2)	C$1.92	116,667
September 27, 2018	Common Shares(2)	C$2.11	125,000
September 27, 2018	Common Shares(2)	C$2.68	173,000
September 27, 2018	Common Shares(2)	C$2.95	166,666
September 27, 2018	Common Shares(2)	C$3.85	225,000
September 27, 2018	Common Shares(2)	C$3.86	33,333
September 27, 2018	Common Shares(2)	C$8.18	366,666

I-11

Date of Issuance	Security	Price per Security	Number of Securities
September 27, 2018	Common Shares(2)	C$8.91	95,000
September 27, 2018	Common Shares(2)	C$9.88	91,667
September 27, 2018	Common Shares(2)	C$11.71	73,333
September 27, 2018	Common Shares(2)	C$22.32	3,367
September 27, 2018	Common Shares(2)	C$24.12	107,635
September 28, 2018	Common Shares(2)	C$1.80	5,000
September 28, 2018	Common Shares(2)	C$2.68	3,334
September 28, 2018	Common Shares(2)	C$3.71	1
September 28, 2018	Common Shares(2)	C$3.85	93,750
September 28, 2018	Common Shares(2)	C$8.18	6,407
October 1, 2018	Stock Options(5)	C$62.75	40,000
October 2, 2018	Common Shares(2)	C$3.71	3,283
October 2, 2018	Common Shares(2)	C$8.18	833
October 2, 2018	Common Shares(2)	C$27.99	10,000
October 2, 2018	Common Shares(2)	C$29.57	11,051
October 3, 2018	Common Shares(2)	C$2.68	1,667
October 3, 2018	Common Shares(2)	C$4.35	2,005
October 3, 2018	Common Shares(2)	C$8.18	3,334
October 4, 2018	Common Shares(2)	C$10.27	1,666
October 5, 2018	Common Shares(2)	C$2.66	250
October 5, 2018	Common Shares(2)	C$10.27	2,500
October 9, 2018	Common Shares(2)	C$1.80	2,500
October 9, 2018	Common Shares(2)	C$4.14	12,880
October 10, 2018	Common Shares(2)	C$8.27	2,928
October 12, 2018	Common Shares(2)	C$1.92	3,500
October 12, 2018	Common Shares(2)	C$2.95	6,333
October 12, 2018	Common Shares(2)	C$8.18	7,441
October 12, 2018	Common Shares(2)	C$10.27	15,000
October 15, 2018	Common Shares(2)	C$1.80	1,667
October 15, 2018	Common Shares(2)	C$4.35	1,604
October 15, 2018	Common Shares(2)	C$8.18	4,333
October 15, 2018	Common Shares(2)	C$8.91	1,666
October 15, 2018	Common Shares(2)	C$10.27	1,666
October 16, 2018	Common Shares(2)	C$2.16	317
October 16, 2018	Common Shares(2)	C$2.9164	2,000
October 16, 2018	Common Shares(2)	C$4.35	1,604
October 16, 2018	Common Shares(2)	C$8.18	3,839
October 16, 2018	Common Shares(2)	C$10.27	2,500
October 16, 2018	Common Shares(2)	C$11.71	3,333
October 18, 2018	Common Shares(2)	C$10.27	2,500
October 18, 2018	Common Shares(2)	C$11.71	100
October 19, 2018	Common Shares(2)	C$1.92	1,668
October 19, 2018	Common Shares(2)	C$3.71	16,667
October 19, 2018	Common Shares(2)	C$8.18	1,000
October 19, 2018	Common Shares(2)	C$10.27	1,666
October 19, 2018	Common Shares(18)	C$35.932593	79,717
October 22, 2018	Common Shares(2)	C$3.71	1,667
October 22, 2018	Common Shares(19)	C$5.434782	1,150
October 22, 2018	Common Shares(2)	C$8.18	833
October 22, 2018	Common Shares(19)	C$32.608695	2,875
October 22, 2018	Common Shares(19)	C$32.665505	287
October 22, 2018	Common Shares(19)	C$40.45224	1,853
October 24, 2018	Common Shares(19)	C$40.436690	11,518
October 24, 2018	Common Shares(19)	C$40.62	93
October 25, 2018	Common Shares(2)	C$2.66	600

I-12

Date of Issuance	Security	Price per Security	Number of Securities
October 25, 2018	Common Shares(2)	C$3.71	1,000
October 25, 2018	Common Shares(2)	C$4.14	19,900
October 25, 2018	Common Shares(2)	C$5.00	400
October 25, 2018	Common Shares(2)	C$8.18	2,500
October 25, 2018	Common Shares(20)	C$61.30	60,844
October 25, 2018	Common Shares(21)	C$61.931009	16,147
October 26, 2018	Common Shares(2)	C$8.18	650
October 26, 2018	Common Shares(19)	C$40.435132	4,634
October 26, 2018	Common Shares(22)	C$64.429992	43,517
October 28, 2018	Common Shares(19)	C$45.652357	367,732
October 29, 2018	Common Shares(2)	C$4.79	10,913
October 30, 2018	Common Shares(2)	C$4.14	12,880
November 1, 2018	Common Shares(19)	C$26.958696	9,598
November 1, 2018	Common Shares(19)	C$32.608696	14,950
November 1, 2018	Common Shares(19)	C$40.444964	2,780
November 1, 2018	Common Shares(23)	C$48.60	104,500,000
November 1, 2018	Canopy Warrants(23)	C$50.40	88,472,861
November 1, 2018	Canopy Warrants(23)	VWAP	51,272,592
November 6, 2018	Common Shares(24)	C$26.9565217	22,866
November 15, 2018	Stock Options(5)	C$45.14	125,000
November 16, 2018	Common Shares(2)	C$3.71	200
November 16, 2018	Common Shares(2)	C$4.24	33,334
November 16, 2018	Common Shares(2)	C$4.35	2,005
November 16, 2018	Common Shares(2)	C$8.18	200
November 16, 2018	Common Shares(2)	C$11.40	4,331
November 16, 2018	Common Shares(2)	C$18.46	40,599
November 16, 2018	Common Shares(2)	C$27.99	10,000
November 20, 2018	Common Shares(2)	C$4.79	459
November 20, 2018	Common Shares(2)	C$18.46	5,000
November 21, 2018	Common Shares(2)	C$3.71	200
November 21, 2018	Common Shares(2)	C$8.18	3,933
November 22, 2018	Common Shares(19)	C$32.608696	1,150
November 22, 2018	Common Shares(19)	C$40.517838	185
November 23, 2018	Common Shares(2)	C$1.57	9,689
November 23, 2018	Common Shares(2)	C$1.7246	1,426
November 23, 2018	Common Shares(2)	C$2.2434	1,189
November 23, 2018	Common Shares(2)	C$2.664	1,426
November 23, 2018	Common Shares(2)	C$2.9164	1,188
November 23, 2018	Common Shares(2)	C$5.00	1,015
November 23, 2018	Common Shares(2)	C$8.18	4,333
November 23, 2018	Common Shares(2)	C$18.46	7,088
November 25, 2018	Common Shares(25)	C$44.37	5,321,786
November 27, 2018	Common Shares(2)	C$2.29	175
November 27, 2018	Common Shares(2)	C$2.66	20,834
November 27, 2018	Common Shares(2)	C$11.40	3,333
November 29, 2018	Common Shares(19)	C$40.474082	463
November 30, 2018	Common Shares(2)	C$0.5609	14,264
November 30, 2018	Common Shares(2)	C$2.66	2,168
November 30, 2018	Common Shares(2)	C$3.71	1,666
November 30, 2018	Common Shares(2)	C$11.40	500
November 30, 2018	Common Shares(2)	C$18.46	5,000
December 3, 2018	Common Shares(2)	C$18.46	2,666
December 5, 2018	Common Shares(2)	C$2.66	1,666
December 5, 2018	Common Shares(2)	C$4.35	1,604
December 5, 2018	Common Shares(2)	C$4.79	5,588

I-13

Date of Issuance	Security	Price per Security	Number of Securities
December 5, 2018	Common Shares(2)	C$8.18	750
December 5, 2018	Common Shares(2)	C$11.71	175
December 5, 2018	Common Shares(2)	C$11.96	442
December 6, 2018	Common Shares(2)	C$2.29	125
December 6, 2018	Common Shares(2)	C$3.96	2,979
December 6, 2018	Common Shares(2)	C$11.71	1,650
December 7, 2018	Common Shares(2)	C$8.18	467
December 7, 2018	Common Shares(2)	C$18.46	1,000
December 10, 2018	Common Shares(2)	C$3.96	7,580
December 10, 2018	Common Shares(2)	C$8.18	833
December 10, 2018	Common Shares(2)	C$9.24	8,165
December 10, 2018	Common Shares(2)	C$18.46	6,000
December 11, 2018	Common Shares(2)	C$18.46	1,000
December 12, 2018	Common Shares(2)	C$8.18	2,333
December 13, 2018	Stock Options(5)	C$41.10	2,475,258
December 13, 2018	Restricted Stock Units(5)	C$41.10	7,300
December 14, 2018	Common Shares(2)	C$5.00	596
December 14, 2018	Common Shares(2)	C$11.96	633
December 17, 2018	Common Shares(2)	C$2.664	2,140
December 17, 2018	Common Shares(2)	C$11.40	1,666
December 20, 2018	Common Shares(2)	C$8.18	2,500
December 21, 2018	Common Shares(2)	C$2.664	3,566
December 24, 2018	Stock Options(5)	C$36.34	7,898,794
December 31, 2018	Common Shares(2)	C$0.5609	15,690
December 31, 2018	Common Shares(2)	C$18.46	467
January 3, 2019	Common Shares(2)	C$0.5609	14,265
January 3, 2019	Common Shares(2)	C$3.71	100
January 3, 2019	Common Shares(2)	C$8.18	1,005
January 8, 2019	Common Shares(2)	C$10.27	1,667
January 8, 2019	Common Shares(2)	C$18.46	550
January 9, 2019	Common Shares(2)	C$3.71	1,660
January 9, 2019	Common Shares(2)	C$8.18	75
January 9, 2019	Common Shares(2)	C$10.27	3,333
January 10, 2019	Common Shares(2)	C$3.96	3,021
January 10, 2019	Common Shares(2)	C$18.46	8,832
January 11, 2019	Common Shares(2)	C$8.18	1,667
January 11, 2019	Common Shares(2)	C$8.91	1,667
January 11, 2019	Common Shares(2)	C$18.46	9,999
January 14, 2019	Common Shares(2)	C$18.46	3,466
January 15, 2019	Common Shares(2)	C$2.66	2,747
January 15, 2019	Common Shares(2)	C$2.68	700
January 17, 2019	Common Shares(2)	C$2.66	1,667
January 18, 2019	Common Shares(2)	C$2.66	1,666
January 18, 2019	Common Shares(2)	C$8.18	2,584
January 18, 2019	Common Shares(2)	C$11.40	3,665
January 18, 2019	Common Shares(2)	C$18.46	10,815
January 18, 2019	Common Shares(2)	C$27.99	10,000
January 19, 2019	Common Shares(2)	C$3.71	967
January 19, 2019	Common Shares(2)	C$8.18	2,334
January 19, 2019	Common Shares(2)	C$18.46	667
January 21, 2019	Common Shares(26)	C$9.5079866	264,373
January 22, 2019	Common Shares(2)	C$2.95	651
January 22, 2019	Common Shares(2)	C$8.18	1,667
January 22, 2019	Common Shares(2)	C$18.46	400
January 22, 2019	Common Shares(11)	C$9.85	245,741

I-14

Date of Issuance	Security	Price per Security	Number of Securities
January 24, 2019	Common Shares(2)	C$0.64	104
January 24, 2019	Common Shares(2)	C$2.29	300
January 24, 2019	Common Shares(2)	C$3.71	1,666
January 24, 2019	Common Shares(2)	C$8.18	3,418
January 24, 2019	Common Shares(2)	C$10.27	6,000
January 24, 2019	Common Shares(2)	C$18.00	8,332
January 24, 2019	Common Shares(2)	C$18.46	6,700
January 24, 2019	Common Shares(2)	C$19.42	16,666
January 24, 2019	Common Shares(27)	C$34.87	24,576
January 25, 2019	Common Shares(3)	C$56.235989	12,224
January 30, 2019	Common Shares(2)	C$4.79	250
February 5, 2019	Common Shares(2)	C$4.14	4,814
February 5, 2019	Common Shares(2)	C$4.35	3,208
February 14, 2019	Common Shares(19)	C$40.68	500
February 20, 2019	Common Shares(2)	C$2.66	1,000
February 20, 2019	Common Shares(2)	C$2.68	50,000
February 20, 2019	Common Shares(2)	C$8.18	2,722
February 20, 2019	Common Shares(2)	C$11.40	666
February 20, 2019	Common Shares(2)	C$18.46	5,749
February 20, 2019	Common Shares(2)	C$26.50	2,500
February 20, 2019	Common Shares(2)	C$27.99	84,079
February 20, 2019	Common Shares(2)	C$40.68	8,998
February 21, 2019	Common Shares(2)	C$2.16	2,334
February 21, 2019	Common Shares(2)	C$8.18	833
February 21, 2019	Common Shares(2)	C$11.40	1,000
February 21, 2019	Common Shares(2)	C$18.46	3,333
February 21, 2019	Common Shares(2)	C$27.99	14,166
February 21, 2019	Common Shares(2)	C$40.68	4,332
February 22, 2019	Common Shares(2)	C$8.18	3,333
February 22, 2019	Common Shares(2)	C$27.99	2,499
February 22, 2019	Common Shares(2)	C$40.68	3,000
February 22, 2019	Stock Options(5)	C$58.51	2,819,146
February 25, 2019	Common Shares(2)	C$18.46	4,000
February 25, 2019	Common Shares(2)	C$40.68	1,667
February 26, 2019	Common Shares(2)	C$8.18	2,333
February 26, 2019	Common Shares(2)	C$11.40	7,499
February 26, 2019	Common Shares(2)	C$11.71	3,333
February 26, 2019	Common Shares(2)	C$18.46	7,722
February 26, 2019	Common Shares(2)	C$27.99	26,832
February 26, 2019	Common Shares(2)	C$40.68	3,333
February 26, 2019	Common Shares(19)	C$40.474082	926
February 27, 2019	Common Shares(2)	C$8.18	833
February 27, 2019	Common Shares(2)	C$11.71	49,309
February 27, 2019	Common Shares(2)	C$26.5	3,333
February 27, 2019	Common Shares(2)	C$27.99	833
February 28, 2019	Common Shares(2)	C$2.66	2,500
February 28, 2019	Common Shares(2)	C$2.95	29,333
February 28, 2019	Common Shares(2)	C$8.18	1,667
February 28, 2019	Common Shares(2)	C$10.27	37,500
February 28, 2019	Common Shares(2)	C$11.40	4,333
February 28, 2019	Common Shares(2)	C$11.71	25,663
February 28, 2019	Common Shares(2)	C$18.46	1,000
February 28, 2019	Common Shares(2)	C$27.99	10,832
February 28, 2019	Common Shares(2)	C$40.68	1,666
March 1, 2019	Common Shares(2)	C$2.95	8,367

I-15

Date of Issuance	Security	Price per Security	Number of Securities
March 1, 2019	Common Shares(2)	C$8.18	3,345
March 1, 2019	Common Shares(2)	C$11.71	3,332
March 1, 2019	Common Shares(2)	C$18.46	483
March 1, 2019	Common Shares(2)	C$27.99	18,666
March 1, 2019	Common Shares(2)	C$40.68	3,332
March 4, 2019	Common Shares(2)	C$11.71	1,667
March 6, 2019	Common Shares(2)	C$2.95	1,667
March 6, 2019	Common Shares(2)	C$3.71	67
March 6, 2019	Common Shares(2)	C$8.18	1
March 6, 2019	Common Shares(2)	C$11.40	2,532
March 6, 2019	Common Shares(2)	C$11.71	1,666
March 6, 2019	Common Shares(2)	C$18.46	1,600
March 6, 2019	Common Shares(2)	C$27.99	6,401
March 6, 2019	Common Shares(2)	C$40.68	2,222
March 7, 2019	Common Shares(2)	C$2.95	668
March 7, 2019	Common Shares(2)	C$3.71	5,000
March 7, 2019	Common Shares(2)	C$8.18	1
March 7, 2019	Common Shares(2)	C$10.27	1,667
March 7, 2019	Common Shares(2)	C$11.71	13,333
March 7, 2019	Common Shares(2)	C$18.46	750
March 7, 2019	Common Shares(2)	C$27.99	68,167
March 7, 2019	Common Shares(2)	C$40.68	6,667
March 8, 2019	Common Shares(2)	C$2.16	275
March 8, 2019	Common Shares(2)	C$8.18	2,000
March 8, 2019	Common Shares(2)	C$18.46	200
March 8, 2019	Common Shares(2)	C$26.5	2,300
March 8, 2019	Common Shares(2)	C$27.99	8,468
March 8, 2019	Common Shares(2)	C$28.99	10,000
March 11, 2019	Common Shares(2)	C$8.18	750
March 11, 2019	Common Shares(2)	C$40.68	1,667
March 12, 2019	Common Shares(2)	C$3.71	4,166
March 12, 2019	Common Shares(2)	C$8.18	9,168
March 12, 2019	Common Shares(2)	C$11.71	8,167
March 12, 2019	Common Shares(2)	C$27.99	11,834
March 12, 2019	Common Shares(2)	C$40.68	9,167
March 12, 2019	Common Shares(19)	C$40.474082	463
March 12, 2019	Stock Options(5)	C$61.48	250,000
March 12, 2019	Restricted Stock Units(5)	C$62.36	100,000
March 13, 2019	Common Shares(2)	C$2.68	2,000
March 13, 2019	Common Shares(2)	C$27.99	3,517
March 13, 2019	Common Shares(2)	C$40.68	250
March 13, 2019	Common Shares(19)	C$40.453835	399
March 14, 2019	Common Shares(2)	C$2.16	1,667
March 14, 2019	Common Shares(2)	C$8.18	1,080
March 14, 2019	Common Shares(2)	C$11.71	2,349
March 14, 2019	Common Shares(2)	C$26.5	1,250
March 14, 2019	Common Shares(2)	C$27.99	3,300
March 14, 2019	Common Shares(2)	C$40.68	3,167
March 15, 2019	Common Shares(19)	C$40.466071	336
March 15, 2019	Common Shares(2)	C$40.68	500
March 18, 2019	Common Shares(2)	C$2.66	950
March 18, 2019	Common Shares(2)	C$9.24	450
March 20, 2019	Common Shares(2)	C$9.24	11,370
March 20, 2019	Common Shares(2)	C$11.71	2,166
March 20, 2019	Common Shares(2)	C$18.46	1,667

I-16

Date of Issuance	Security	Price per Security	Number of Securities
March 21, 2019	Common Shares(2)	C$11.71	726
March 21, 2019	Common Shares(2)	C$27.99	67
March 21, 2019	Common Shares(2)	C$40.68	667
March 22, 2019	Common Shares(2)	C$2.93	2,334
March 22, 2019	Common Shares(2)	C$8.18	1,667
March 22, 2019	Common Shares(2)	C$11.71	6,500
March 22, 2019	Common Shares(2)	C$18.00	8,335
March 22, 2019	Common Shares(2)	C$18.46	1,667
March 22, 2019	Common Shares(2)	C$27.99	11,001
March 22, 2019	Common Shares(2)	C$40.68	3,000
March 25, 2019	Common Shares(2)	C$3.71	1,667
March 25, 2019	Common Shares(2)	C$11.71	1,000
March 25, 2019	Common Shares(2)	C$28.99	14,667
March 27, 2019	Common Shares(2)	C$2.95	9,167
March 27, 2019	Common Shares(2)	C$11.71	38,334
March 27, 2019	Common Shares(2)	C$22.32	673
March 27, 2019	Common Shares(2)	C$24.12	8,669
March 27, 2019	Common Shares(2)	C$27.99	55,766
March 27, 2019	Common Shares(2)	C$32.52	7,332
March 28, 2019	Common Shares(2)	C$3.35	11,313
March 28, 2019	Common Shares(2)	C$22.32	1,399
March 28, 2019	Common Shares(2)	C$24.12	30,129
March 28, 2019	Common Shares(2)	C$27.99	15,900
March 29, 2019	Common Shares(2)	C$11.96	300
March 29, 2019	Common Shares(2)	C$27.99	1,167
April 1, 2019	Common Shares(2)	C$2.66	100
April 1, 2019	Common Shares(2)	C$27.99	50
April 1, 2019	Common Shares(28)	C$36.06	58,402
April 2, 2019	Common Shares(2)	C$2.66	5,000
April 2, 2019	Common Shares(2)	C$2.95	5,000
April 2, 2019	Common Shares(2)	C$3.71	13,333
April 2, 2019	Common Shares(2)	C$8.18	650
April 2, 2019	Common Shares(2)	C$11.71	5,700
April 2, 2019	Common Shares(2)	C$18.25	33,333
April 2, 2019	Common Shares(2)	C$32.52	1,000
April 2, 2019	Common Shares(19)	C$41.695	24
April 3, 2019	Common Shares(2)	C$1.83	20,000
April 3, 2019	Common Shares(2)	C$2.66	2,400
April 3, 2019	Common Shares(2)	C$2.95	717
April 3, 2019	Common Shares(2)	C$3.71	2,509
April 3, 2019	Common Shares(2)	C$8.18	10,833
April 3, 2019	Common Shares(2)	C$33.66	14,734
April 4, 2019	Common Shares(2)	C$27.99	167
April 4, 2019	Common Shares(2)	C$32.52	1
April 4, 2019	Common Shares(2)	C$33.66	2,767
April 5, 2019	Common Shares(2)	C$1.57	93,000
April 5, 2019	Common Shares(2)	C$1.70	93,000
April 5, 2019	Common Shares(2)	C$2.95	100,000
April 5, 2019	Common Shares(2)	C$3.85	125,000
April 5, 2019	Common Shares(2)	C$3.96	865
April 5, 2019	Common Shares(2)	C$11.71	555
April 5, 2019	Common Shares(2)	C$24.12	497
April 5, 2019	Common Shares(2)	C$27.99	3,333
April 8, 2019	Common Shares(2)	C$27.99	115
April 8, 2019	Common Shares(2)	C$33.66	667

I-17

Date of Issuance	Security	Price per Security	Number of Securities
April 9, 2019	Common Shares(2)	C$8.18	1,600
April 9, 2019	Common Shares(2)	C$18.46	667
April 9, 2019	Common Shares(2)	C$33.66	1,167
April 10, 2019	Common Shares(2)	C$8.18	100
April 10, 2019	Common Shares(2)	C$33.66	717
April 11, 2019	Common Shares(2)	C$33.66	14,167
April 12, 2019	Common Shares(2)	C$1.80	1,667
April 12, 2019	Common Shares(2)	C$8.18	200
April 12, 2019	Common Shares(2)	C$8.91	500
April 12, 2019	Common Shares(2)	C$11.40	150
April 12, 2019	Common Shares(2)	C$33.66	8,067
April 12, 2019	Common Shares(2)	C$40.68	112
April 15, 2019	Common Shares(2)	C$27.99	433
April 15, 2019	Common Shares(2)	C$33.66	1,150
April 16, 2019	Common Shares(2)	C$2.66	2,500
April 16, 2019	Common Shares(2)	C$2.95	75
April 16, 2019	Common Shares(2)	C$27.99	800
April 16, 2019	Common Shares(2)	C$33.66	667
April 17, 2019	Common Shares(2)	C$2.66	1,667
April 17, 2019	Common Shares(2)	C$8.18	833
April 17, 2019	Common Shares(2)	C$11.71	850
April 17, 2019	Common Shares(2)	C$18.46	2,500
April 17, 2019	Common Shares(2)	C$33.66	50
April 17, 2019	Common Shares(2)	C$40.68	666
April 18, 2019	Common Shares(2)	C$11.96	236
April 18, 2019	Common Shares(2)	C$27.99	667
April 18, 2019	Common Shares(2)	C$33.66	500
April 18, 2019	Common Shares(19)	C$40.439979	4,799
April 22, 2019	Common Shares(2)	C$3.71	5,000
April 22, 2019	Common Shares(2)	C$10.27	1,500
April 22, 2019	Common Shares(2)	C$18.46	1,000
April 22, 2019	Common Shares(2)	C$33.66	746
April 22, 2019	Common Shares(29)	C$61.51133	15,706
April 23, 2019	Common Shares(2)	C$2.9164	2,000
April 23, 2019	Common Shares(2)	C$2.95	1,667
April 23, 2019	Common Shares(2)	C$4.14	17,560
April 23, 2019	Common Shares(2)	C$4.35	3,209
April 23, 2019	Common Shares(2)	C$8.18	833
April 23, 2019	Common Shares(2)	C$10.27	1,500
April 23, 2019	Common Shares(2)	C$11.71	1,666
April 23, 2019	Common Shares(2)	C$18.46	6,667
April 23, 2019	Common Shares(2)	C$20.66	4,461
April 23, 2019	Common Shares(2)	C$26.50	350
April 23, 2019	Common Shares(2)	C$27.99	12,252
April 23, 2019	Common Shares(2)	C$33.66	12,535
April 23, 2019	Common Shares(2)	C$40.68	8,751
April 24, 2019	Common Shares(2)	C$2.68	133
April 24, 2019	Common Shares(2)	C$2.95	3,334
April 24, 2019	Common Shares(2)	C$3.71	5,300
April 24, 2019	Common Shares(2)	C$8.18	3,333
April 24, 2019	Common Shares(2)	C$11.71	3,650
April 24, 2019	Common Shares(2)	C$27.99	22,883
April 24, 2019	Common Shares(2)	C$33.66	4,200
April 24, 2019	Common Shares(2)	C$40.68	15,634
April 25, 2019	Common Shares(2)	C$1.92	1,667

I-18

Date of Issuance	Security	Price per Security	Number of Securities
April 25, 2019	Common Shares(2)	C$2.95	2,626
April 25, 2019	Common Shares(2)	C$8.18	1
April 25, 2019	Common Shares(2)	C$11.40	775
April 25, 2019	Common Shares(2)	C$11.71	1,000
April 25, 2019	Common Shares(2)	C$18.46	7,668
April 25, 2019	Common Shares(2)	C$27.99	32,501
April 25, 2019	Common Shares(2)	C$33.66	5,833
April 25, 2019	Common Shares(2)	C$40.68	15,668
April 26, 2019	Common Shares(2)	C$2.68	1,500
April 26, 2019	Common Shares(2)	C$3.71	1,956
April 26, 2019	Common Shares(2)	C$8.18	1,020
April 26, 2019	Common Shares(2)	C$18.46	157
April 26, 2019	Common Shares(2)	C$27.99	5,101
April 26, 2019	Common Shares(2)	C$33.66	3,067
April 29, 2019	Common Shares(2)	C$2.95	3,334
April 29, 2019	Common Shares(2)	C$18.46	250
April 29, 2019	Common Shares(2)	C$40.68	667
April 30, 2019	Common Shares(2)	C$2.66	50
April 30, 2019	Common Shares(2)	C$3.71	500
April 30, 2019	Common Shares(2)	C$8.18	1,035
April 30, 2019	Common Shares(2)	C$11.71	933
April 30, 2019	Common Shares(2)	C$27.99	3,000
April 30, 2019	Common Shares(2)	C$28.99	2,000
April 30, 2019	Common Shares(2)	C$33.66	2,334
April 30, 2019	Common Shares(2)	C$40.68	2,083
May 1, 2019	Common Shares(2)	C$2.66	400
May 1, 2019	Common Shares(2)	C$2.95	4,900
May 1, 2019	Common Shares(2)	$3.71	1,000
May 1, 2019	Common Shares(2)	C$7.80	15,000
May 1, 2019	Common Shares(2)	C$8.18	125
May 1, 2019	Common Shares(2)	C$8.91	2,917
May 1, 2019	Common Shares(2)	C$9.24	5,053
May 1, 2019	Common Shares(2)	C$11.40	150
May 1, 2019	Common Shares(2)	C$11.71	3,499
May 1, 2019	Common Shares(2)	C$18.46	5,500
May 1, 2019	Common Shares(2)	C$33.66	10,004
May 1, 2019	Common Shares(19)	C$40.43798	2,786
May 1, 2019	Common Shares(19)	C$40.44731	2,298
May 1, 2019	Common Shares(2)	C40.68	500
May 1, 2019	Common Shares(19)	C$41.19353	34
May 2, 2019	Common Shares(2)	C$8.18	2,467
May 2, 2019	Common Shares(2)	C18.46	1,667
May 2, 2019	Common Shares(2)	C$27.99	4,334
May 2, 2019	Common Shares(2)	C$32.61	488
May 2, 2019	Common Shares(2)	C$33.66	1,000
May 2, 2019	Common Shares(2)	C$40.68	1,667
May 3, 2019	Common Shares(2)	C$1.7246	8,558
May 3, 2019	Common Shares(2)	C$33.66	1,000
May 3, 2019	Common Shares(26)	C$9.507987	106,194
May 8, 2019	Common Shares(2)	C$2.95	2,500
May 8, 2019	Common Shares(2)	C$11.40	1,666
May 9, 2019	Common Shares(2)	C8.18	1,450
May 14, 2019	Common Shares(2)	C8.18	1,500
May 15, 2019	Common Shares(2)	C4.14	10,537
May 15, 2019	Common Shares(2)	C$11.96	414
May 16, 2019	Common Shares(2)	C$1.7246	1,426

I-19

Notes:

(1)	Issued pursuant to Canopy's acquisition of Daddy Cann Lesotho PTY Ltd.
(2)	Issued upon the exercise of options or restricted stock units granted under either Canopy’s omnibus incentive plan or the prior stock option plan, and includes the exercise of options held by former officers, directors, employees or consultants of Bedrocan Canada Inc., Spectrum Health Corp. (formerly Mettrum Health Corp.) and Hiku, which were adjusted in accordance with their respective arrangement agreements.
(3)	Issued in connection with the achievement of certain milestones pursuant to Canopy’s joint venture to form Vert Mirabel.
(4)	Issued pursuant to an indenture among Canopy, GLAS Trust Company LLC and Computershare Trust Company of Canada dated June 20, 2018 pursuant to which Canopy offered the Canopy Notes with an initial conversion rate of 20.7577 Canopy Shares per $1,000 principal amount of Canopy Notes.
(5)	Granted pursuant to Canopy’s omnibus incentive plan.
(6)	Issued to satisfy the cost of securing a purchase option on certain future production assets in California, United States.
(7)	Issued in connection with the achievement or deemed achievement of certain milestones pursuant to Canopy’s joint venture to form BC Tweed.
(8)	Issued pursuant to Canopy’s acquisition of the non-controlling 33% interests in BC Tweed.
(9)	Issued pursuant to Canopy’s acquisition of Canindica.
(10)	Issued pursuant to Canopy’s acquisition of Spectrum Colombia.
(11)	Issued in connection with the achievement of certain milestones to former shareholders of 2344823 Ontario Inc., operating as Bodystream.
(12)	Issued in connection with the achievement of certain milestones pursuant to Canopy’s joint venture to form Spectrum Cannabis Denmark Aps.
(13)	Issued in connection with the achievement of certain milestones to former shareholders of Garden City Growers Inc. and 441684 Ontario Limited.
(14)	Issued pursuant to Canopy’s acquisition of the non-controlling interest in CHI.
(15)	Issued in connection with the achievement of certain milestones to JJ 206, LLC.
(16)	Issued in connection with an addendum to the brand license agreement dated February 11, 2016 between Tweed Inc. and LBC Holdings, Inc.
(17)	Issued pursuant to Canopy’s acquisition of Hiku.
(18)	Issued in connection with a second addendum to the strategic alliance agreement made on February 19, 2019 between Canopy and DNA Holding, LLC d/b/a DNA Genetics.
(19)	Issued upon the exercise of warrants issued by Hiku prior to Canopy’s acquisition of Hiku.
(20)	Issued to Flight North Inc. and Willmont Capital Ltd. In connection with the acquisition of common shares in the capital of 10006215 Manitoba Ltd.
(21)	Issued in connection with a license agreement dated October 9, 2018 between Canopy and ZoomerMedia Limited.
(22)	Issued in connection with a license agreement dated October 11, 2018 between Canopy, Martha Stewart Living Omnimedia, Inc. and Lifestyle Research Center, LLC.
(23)	Issued pursuant to the CBG Investment.
(24)	Issued upon the conversion of debentures issued by Hiku prior to Canopy’s acquisition of Hiku.
(25)	Issued pursuant to Canopy’s acquisition of assets from ebbu.
(26)	Issued in connection with the achievement of certain milestones to former shareholders of Apollo Applied Research Inc. and Apollo CRO Inc.
(27)	Issued in connection with the achievement of certain milestones to Jason Green pursuant to an asset purchase agreement by and among Canopy, Green Hemp Industries Ltd. and Jason Green dated November 24, 2017.
(28)	Issued in connection with the achievement of certain milestones to former shareholders of Daddy Cann Lesotho PTY Ltd.
(29)	Issued in connection with the achievement of certain milestones to former shareholders of Spot Therapeutics Inc.

Risk Factors

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones Canopy Growth faces. Additional risks and uncertainties, including those that Canopy Growth does not currently know about or that it currently deems immaterial, may also adversely affect Canopy Growth’s business. If any of the following risks actually occur, Canopy Growth’s business may be harmed, and its financial condition and results of operations may suffer significantly.

Changes in Laws, Regulations and Guidelines

On October 17, 2018, the Cannabis Act came into effect. Uncertainty remains, however, with respect to the implementation of the Cannabis Act as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes. The impact of these Laws, regulations and guidelines on the business of Canopy Growth, including increased costs of compliance and other potential risks, remain uncertain and, accordingly, may cause Canopy Growth to experience adverse effects.

I-20

The Canadian federal regulatory regime requires plain packaging in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on Canopy Growth’s business, financial condition and results of operations, as it may be difficult to establish brand loyalty. In addition, the Cannabis Act allows for licenses to be granted for outdoor cultivation. The implications of allowing outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the business, financial condition and results of operation of Canopy Growth.

There is no guarantee that provincial legislation regulating the retail distribution and sale of cannabis for adult use purposes will remain unchanged or that it will be implemented in a way that is favourable to Canopy Growth. It is possible for significant legislative amendments to be enacted in each province to address any current or future regulatory issues or perceived inadequacies in the distribution of cannabis. There is no guarantee that provincial or territorial legislation regulating the distribution and sale of cannabis for adult-use purposes will create the growth opportunities that are currently anticipated by Canopy Growth.

To date, only fresh cannabis, dried cannabis and cannabis oil products are permitted for sale in Canada. Pursuant to the Cannabis Act, certain classes of cannabis products, such as edibles, concentrates and other ingestibles are currently prohibited from sale, but it is contemplated under the Cannabis Act that such products will be permitted for sale in the future. While draft regulations have been released, the impact of these regulatory changes on the business of Canopy Growth is unknown, and the proposed regulations may not be implemented at all or, if they are, may change significantly.

Compliance with Laws

Canopy Growth’s operations are subject to various Laws, regulations and guidelines that may change over time. Canopy Growth will endeavour to comply with all relevant Laws, regulations and guidelines at all times but may not maintain internal policies and procedures adequate to ensure compliance with the various Laws, regulations and guidelines to which they are subject. There is also a risk that Canopy Growth’s interpretation of Laws, regulations and guidelines, including, but not limited to, the Cannabis Act, the associated regulations, various U.S. state regulations and applicable stock exchange rules and regulations, may differ from those of others, including those of government authorities, securities regulators and exchanges, and Canopy Growth’s operations may not be in compliance with such Laws, regulations and guidelines. Canopy Growth, while it may be compliant today, may not be compliant following changes to any Laws, regulations or guidelines. In addition, achievement of Canopy Growth’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, and the impact of any delays in obtaining or failures to obtain regulatory approvals required by Canopy Growth may significantly delay or impact the development of Canopy Growth’s business and operations and could have a material adverse effect on the business, financial condition and results of operations of Canopy Growth. In addition, any potential noncompliance could cause the business, financial condition and results of operations of Canopy Growth to be adversely affected. Further, any amendment to or replacement of the Cannabis Act or other applicable rules and regulations governing the activities of Canopy Growth may cause adverse effects on Canopy Growth’s business, financial condition and results of operations. The risks to the business of Canopy Growth associated with any amendment or replacement of the Cannabis Act or any subsequent regulatory changes in Canada or the United States could reduce the available market for products or services and could materially and adversely affect the business, financial condition and results of operations of Canopy Growth.

Canopy Growth will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable Laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Canopy Growth may be liable for civil or criminal fines or penalties imposed for violations of applicable Laws or regulations. Amendments to current Laws, regulations and permitting requirements, court rulings or more stringent application of existing Laws or regulations, may have a material adverse impact on Canopy Growth, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities, or other significant changes in Canopy Growth’s business plans, which could have a material adverse effect on the business, financial condition and results of operations of Canopy Growth.

I-21

The introduction of new tax Laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax Laws, regulations or rules in any of the countries in which Canopy Growth may operate could result in an increase in Canopy Growth’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax Laws, regulations or rules will not be enacted or that existing tax Laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in Canopy Growth’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Canopy Growth.

Due to the complexity and nature of Canopy Growth’s operations, various legal and tax proceedings may be in progress from time to time. If Canopy Growth is unable to resolve any of these proceedings favourably, there may be a material adverse effect on Canopy Growth.

International Laws

Cannabis-related financial transactions are subject to a variety of Laws that vary by jurisdiction, many of which are unsettled and still developing. While the interpretations of these Laws are unclear, in some jurisdictions, financial benefit, directly or indirectly, arising from conduct that would be considered unlawful in such jurisdiction may be viewed to be within the purview of such Laws, and persons receiving any such benefit, including investors in an applicable jurisdiction, may be subject to liability. Each prospective investor should contact his, her or its own legal advisor.

Operational, Regulatory and Other Risks

Cannabis operations generally involve a high degree of risk. Canopy Growth is subject to the hazards and risks normally encountered in the cannabis industry. Should any of these risks or hazards affect Canopy Growth, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce cannabis, (ii) cause delays or stoppage of operations, (iii) cause personal injury or death and related legal liability, or (iv) result in the loss of insurance coverage. The occurrence of any of these risks or hazards could have a material adverse effect on Canopy Growth and the price of the Canopy Growth Shares.

Canopy Growth may in the future expand into other geographic areas, product categories or market segments, which could increase Canopy Growth’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of Canopy Growth’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require Canopy Growth to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. Canopy Growth may not be able to successfully identify suitable acquisition, investment and/or expansion opportunities or integrate such operations successfully with Canopy Growth’s existing operations.

The CBG Group is a Significant Shareholder

As a result of the relationship between Canopy Growth and the CBG Group, the business and future operations of Canopy Growth may be adversely affected by changes in the business, market price, directors, officers or employees of the CBG Group. The CBG Group has a significant influence and control over the business and operations of Canopy Growth due to its ownership interest and the New Investor Rights Agreement, which is available for review under Canopy Growth’s profile on SEDAR at www.sedar.com.

The CBG Group owns a substantial number of the outstanding Canopy Growth Shares (on a fully diluted basis) and, through its pre-emptive rights and Top-Up Right, has the ability to maintain its ownership level. The CBG Group is also entitled to designate four nominees for election or appointment to the Canopy Growth Board. As such, the CBG Group is in a position to exercise significant influence over Canopy Growth, including matters requiring shareholder approval, such as the election of directors, change in control transactions and the determination of other significant corporate actions. There can also be no assurance that the CBG Group’s interests will align with the interest of Canopy Growth or other Canopy Growth Shareholders and the CBG Group will have the ability to influence certain actions that may not reflect the will or best interests of Canopy Growth or other Canopy Growth Shareholders. The presence of the CBG Group could limit the price that investors or an acquirer may be willing to pay for Canopy Growth Shares and may therefore delay or prevent a change of control or take-over bid for Canopy Growth.

I-22

Pursuant to the New Investor Rights Agreement, the CBG Group also has certain consent rights which could delay or prevent the completion of certain transactions that could otherwise be beneficial to Canopy Growth Shareholders. Canopy Growth may also enter into other arrangements with the CBG Group. As a result, Canopy Growth may be dependent on the CBG Group, which could have a material adverse effect on the business, financial condition and results of operations of Canopy Growth.

Limited Operating History

Canopy Growth has a limited history of operations and is in an early stage of development as it attempts to create a global infrastructure to capitalize on the opportunity in the cannabis industry. Accordingly, Canopy Growth is subject to many of the risks common to early-stage enterprises, including limitations with respect to personnel and other resources and lack of revenue. The limited operating history may also make it difficult for investors to evaluate Canopy Growth’s prospects for success. There is no assurance that Canopy Growth will be successful and its likelihood of success must be considered in light of its stage of operations.

Canopy Growth has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability. Canopy Growth has incurred losses in recent periods. Canopy Growth may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, Canopy Growth expects to continue to increase its capital investments and operating expenses as it implements initiatives to continue to grow its business. If Canopy Growth’s revenues do not increase to offset these expected increases in costs and operating expenses, Canopy Growth will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Execution of Business Strategy

An important part of Canopy Growth’s business strategy involves expanding operations in international markets, including in markets where Canopy Growth currently does not operate. Canopy Growth may be unable to pursue this strategy in the future at the desired pace or at all. Canopy Growth may be unable to, among other things, identify suitable companies to acquire or invest in; complete acquisitions on satisfactory terms; successfully expand its infrastructure and sales force to support growth; achieve satisfactory returns on acquired companies, particularly in countries where Canopy Growth does not currently operate; or enter into successful business arrangements for technical assistance or management expertise outside of North America.

The process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of Canopy Growth management’s attention and financial and other resources. Canopy Growth can give no assurance that it will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on Canopy Growth’s business, financial condition or results of operations.

If Canopy Growth succeeds in expanding its existing businesses, that expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, Canopy Growth personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in countries outside of North America. Consequently, in order to manage growth effectively, Canopy Growth may be required to increase expenditures to increase its physical resources, expand, train and manage its employee base, improve management, financial and information systems and controls, or make other capital expenditures. Canopy Growth’s business, financial condition and results of operations could be adversely effected if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

Management of Growth

Canopy Growth may be subject to growth-related risks including capacity constraints and pressure on internal systems and controls. The ability of Canopy Growth to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Canopy Growth to deal with this growth may have a material adverse effect on Canopy Growth’s business, financial condition, results of operations and growth prospects.

I-23

Difficulty to Forecast

Canopy Growth will need to rely largely on its own market research to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on the business, financial condition and results of operations of Canopy Growth.

Conflicts of Interest

Canopy Growth may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities. Canopy Growth’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Canopy Growth. In some cases, Canopy Growth’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to Canopy Growth’s business and affairs and that could adversely affect Canopy Growth’s operations. These business interests could require significant time and attention of Canopy Growth’s executive officers, directors and consultants.

In addition, Canopy Growth may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which Canopy Growth may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of Canopy Growth. In addition, from time to time, these persons may be competing with Canopy Growth for available opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable Laws. In particular, in the event that such a conflict of interest arises at a meeting of Canopy Growth’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable Laws, the directors of Canopy Growth are required to act honestly, in good faith and in the best interests of Canopy Growth.

Litigation

Canopy Growth may from time to time be involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If Canopy Growth is unable to resolve these disputes favourably, it may have a material adverse effect on Canopy Growth. Even if Canopy Growth is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of Canopy Growth. Securities litigation could result in substantial costs and damages and divert Canopy Growth’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to Canopy Growth could have a negative impact on Canopy Growth’s financial position.

Competition

As the adult-use cannabis market continues to mature, consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption away from medical cannabis and towards adult-use cannabis, resulting in increased levels of competition in the medical cannabis market. As the adult-use cannabis market continues to mature, the entry of new competitors may also increase the level of competition in the cannabis market as a whole. This increase in competition may have a negative impact on Canopy Growth.

There is potential that Canopy Growth will face intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of Canopy Growth. Canopy Growth may not be able to enter into supply agreements or negotiate favourable prices. If Canopy Growth is unable to achieve its business objectives, such failure could materially and adversely affect the business, financial condition and results of operations of Canopy Growth. Moreover, competitive factors may result in Canopy Growth being unable to enter into desirable arrangements with new partners, to recruit or retain qualified employees or to acquire the capital necessary to fund its capital investments.

I-24

The Government of Canada has only issued a limited number of licenses to cultivate and/or process cannabis under the Cannabis Act. There are also numerous applicants for licenses. The number of licenses granted could have an impact on the operations of Canopy Growth. Canopy Growth may also face competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid license. Despite raids of dispensaries, many dispensaries are still in operation, providing additional competition.

If the number of users of medical and/or adult-use cannabis increases, the demand for products will increase and Canopy Growth expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. As well, the legal landscape for medical and adult-use cannabis is changing internationally. More countries have passed Laws that allow for the production and distribution of medical cannabis in some form or another, and some of these countries may pass Laws allowing for the production and distribution of adult-use cannabis as well. Increased international competition could materially adversely affect Canopy Growth’s business, operations or growth prospects.

Reputational Risk

Canopy Growth believes that the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory proceedings, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with currently held views. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the cannabis industry and demand for its products and services, which could affect the business, financial condition and results of operations and cash flows of Canopy Growth. Canopy Growth’s dependence upon consumer perception means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on Canopy Growth, the business, financial condition, results of operations and cash flows of Canopy Growth. Further, adverse publicity, reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or Canopy Growth’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

In addition, parties outside of the cannabis industry with which Canopy Growth does business may perceive that they are exposed to reputational risk as a result of Canopy Growth’s cannabis related business activities. For example, Canopy Growth could receive a notification from a financial institution advising it that they would no longer maintain banking relationships with those in the cannabis industry. Canopy Growth may in the future have difficulty establishing or maintaining bank accounts or other business relationships that it needs to operate its business. Failure to establish or maintain business relationships could have a material adverse effect on Canopy Growth.

Restrictions from the TSX

Canopy Growth is subject to restrictions from the TSX which may constrain Canopy Growth’s ability to expand its business internationally. Canopy Growth must comply with the TSX guidelines when conducting business, especially when pursuing international opportunities.

On October 16, 2017, the TSX provided guidance regarding the application of the TSX Requirements for issuers with business activities in the cannabis sector. In TSX Staff Notice, the TSX notes that issuers with ongoing business activities that violate U.S. federal Law regarding cannabis are not in compliance with the TSX Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the TSX Requirements could have an adverse effect on the business of Canopy Growth.

I-25

Risks Associated with Divestment and Restructuring

In certain circumstances, Canopy Growth may decide, or be required, to divest certain of its interests. In particular, if any of the Canopy Growth’s interests give rise to a violation of any applicable Laws and regulations, including U.S. federal Law, Canopy Growth may be required to divest its interest or risk significant fines, penalties, administrative sanctions, convictions, settlements or delisting from the TSX and/or the NYSE. For instance, if Canopy Growth determines that any of its operations are not compliant with U.S. Laws or the policies of the TSX and NYSE, Canopy Growth will use its commercially reasonable best efforts to divest of its interest in the event that it cannot restructure its holdings. There is no assurance that these divestitures will be completed on terms favourable to Canopy Growth, or at all. Any opportunities resulting from these divestitures, and the anticipated effects of these divestitures on Canopy Growth may never be realized or may not be realized to the extent Canopy Growth anticipates. Not all of Canopy Growth’s interests are liquid, and such interests may be difficult to dispose of and subject to illiquidity discounts on divestiture. Any required divestiture or an actual or perceived violation of applicable Laws or regulations by Canopy Growth could have a material adverse effect on Canopy Growth, including its reputation and ability to conduct business, the listing of the Canopy Growth Shares on the TSX and NYSE, its financial position, operating results, profitability or liquidity or the market price of the Canopy Growth Shares. In addition, it is difficult for Canopy Growth to estimate the time or resources that may be required for the investigation of any such matter or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

If Canopy Growth decides, or is required, to restructure its interests to remain in compliance with Laws or stock exchange requirements, such restructuring could result in the write-down of the value of Canopy Growth’s interests, which could have a material adverse effect on Canopy Growth’s business, financial condition and results of operations.

Operational Structure

The majority of Canopy Growth’s assets are the capital stock of its material Subsidiaries. Canopy Growth conducts substantially all of its business through its Subsidiaries, which generate substantially all of its revenues. Consequently, Canopy Growth’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its Subsidiaries and the distribution of those earnings to Canopy Growth. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable Laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of Canopy Growth’s material Subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those Subsidiaries before Canopy Growth.

Reliance on Licences

Canopy Growth is dependent on its existing licenses in order to grow, store and sell cannabis. These licenses are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licenses could have a material adverse impact on the business, financial condition and operating results of Canopy Growth. There can be no guarantee that a license will be extended or renewed or, if extended or renewed, that they will be extended or renewed on terms that are favourable to Canopy Growth. Should a license not be extended or renewed or should it be extended or renewed on terms that are less favourable to Canopy Growth than anticipated, the business, financial condition and results of the operations of Canopy Growth could be materially adversely affected.

In addition, the ability of Canopy Growth to grow its business is dependent on securing and maintaining certain new licenses, particularly retail licenses and licenses in international jurisdictions. Failure to comply with the requirements of any license application or failure to obtain and maintain the appropriate licenses with the relevant authorities would have a material adverse impact on the business, financial condition and results of operations of Canopy Growth. There can be no guarantees that regulatory authorities will issue the required licenses.

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Reliance on Facilities

The licenses held by Canopy Growth are specific to individual facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, could have a material and adverse effect on the business, financial condition and prospects of Canopy Growth. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on Canopy Growth’s ability to continue operating under its licenses or the prospect of renewing its licenses.

All facilities continue to operate with routine maintenance. Canopy Growth will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. The operations and financial performance of Canopy Growth may be adversely affected if it is unable to keep up with maintenance requirements.

Certain contemplated capital expenditures in Canada, including the construction of additional growing rooms and the expansion of cannabis oil extraction capacity, will require Health Canada approval. There is no guarantee that Health Canada will approve the contemplated expansion and/or renovation, which could adversely affect the business, financial condition and results of operations of Canopy Growth.

Dependence upon Key Management Personnel

The success of Canopy Growth is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (the “Canopy Growth Key Personnel”). Canopy Growth’s future success depends on its continuing ability to attract, develop, motivate, and retain the Canopy Growth Key Personnel. Qualified individuals for Canopy Growth Key Personnel positions are in high demand, and Canopy Growth may incur significant costs to attract and retain them. The loss of the services of Canopy Growth Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on Canopy Growth’s ability to execute on its business plan and strategy, and Canopy Growth may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Canopy Growth Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

Reliance on Key Inputs

Canopy Growth is dependent on a number of key inputs and their related costs, including raw materials and supplies related to their growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the financial condition and operating results of Canopy Growth. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of Canopy Growth.

Vulnerability to Rising Energy Costs

Canopy Growth’s growing operations consume considerable energy, making Canopy Growth vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of Canopy Growth and its ability to operate profitably, which could have a materially adverse effect on Canopy Growth’s business, financial condition and operating results.

Dependence on Suppliers and Skilled Labour

The ability of Canopy Growth to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that Canopy Growth will be successful in maintaining their required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a materially adverse effect on the financial results of Canopy Growth.

I-27

Risks Inherent in an Agricultural Business

The business of Canopy Growth involves the growing of cannabis. Cannabis is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Weather conditions, which can vary substantially from year to year, may have a significant impact on the size and quality of the harvest of the crops processed and sold by Canopy Growth. Significant increases or decreases in the total harvest will impact the sales of Canopy Growth’s products and, consequently, the profits and results of Canopy Growth’s operations. High degrees of quality variance can also affect processing velocity and capacity utilization, as the processes required to potentially upgrade lower or more variable quality product can slow overall processing times. There can be no assurance that natural elements will not have a material adverse effect on the production of products by Canopy Growth.

Transportation Risks

Canopy Growth depends on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on Canopy Growth’s financial condition and results of operations. Rising costs associated with the courier services Canopy Growth uses to ship its products may also adversely impact Canopy Growth’s business and its ability to operate profitably.

Due to the nature of Canopy Growth’s products, security of the product during transportation is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on Canopy Growth’s business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of government regulators, could also have an impact on Canopy Growth’s ability to continue operating under its current licenses or impact the prospects of renewing its licenses.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of Canopy Growth. Canopy Growth’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the profitability of Canopy Growth is directly related to the price of cannabis. There is currently not an established market price for cannabis and the price of cannabis is affected by numerous factors beyond Canopy Growth’s control. Any price decline may have a material adverse effect on Canopy Growth.

Insurance Risks

Premiums for the insurance coverage obtained by Canopy Growth may not continue to be commercially justifiable, and such insurance coverage may have limitations and other exclusions and may not be sufficient to cover Canopy Growth’s potential liabilities. While Canopy Growth may have insurance to protect its assets, operations and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which Canopy Growth is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the liabilities of Canopy Growth or will be generally available in the future or, if available, that premiums will be commercially justifiable. If Canopy Growth were to incur substantial liability not covered by insurance or in excess of policy limits, or if Canopy Growth were to incur such liability at a time when it is not able to obtain liability insurance, the business, financial condition and results of operations of Canopy Growth may be adversely affected.

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Environmental and Employee Health and Safety Regulations

The operations of Canopy Growth are subject to environmental and safety Laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Accordingly, Canopy Growth will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety Laws and regulations may result in costs for corrective measures, penalties or restrictions on Canopy Growth’s production operations. In addition, changes in environmental, employee health and safety or other Laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to Canopy Growth’s operations or give rise to material liabilities, which could have a material adverse effect on the business, financial condition and/or results of operations of Canopy Growth.

Canopy Growth has received a notice from the Ontario Ministry of the Environment indicating that in order to be in compliance with the Environmental Protection Act and related regulations, Canopy Growth must obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act. Canopy Growth filed an application for an Environmental Compliance Approval within the time required by the Ontario Ministry. On May 8, 2017, Canopy Growth received notice that the Ontario Ministry has begun their technical review of the application and as of the date of this Circular, it is still under review.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, Canopy Growth faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. Canopy Growth may be subject to various product liability claims, including that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claims or regulatory action against Canopy Growth could result in increased costs to Canopy Growth, could adversely affect Canopy Growth’s reputation generally, and could have a material adverse effect on Canopy Growth’s financial condition and results of operations. There can be no assurances that Canopy Growth will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by Canopy Growth are recalled due to an alleged product defect or for any other reason, Canopy Growth could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. All customers who are potentially impacted are notified, corrective actions are put in place, and existing product and procedures re-tested and examined. Canopy Growth may also lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Canopy Growth has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by Canopy Growth were subject to recall, the reputation of that product and Canopy Growth could be harmed. A recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on the results of operations and financial condition of Canopy Growth. Additionally, product recalls may lead to increased scrutiny of the operations of Canopy Growth by regulatory agencies, requiring further management attention and potential legal fees and other expenses, which may also have an adverse effect on Canopy Growth.

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Customer Acquisitions

Canopy Growth’s success depends on its ability to attract and retain customers. There are many factors which could impact Canopy Growth’s ability to attract and retain customers, including but not limited to the ability of Canopy Growth to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on Canopy Growth’s business, operating results and financial condition.

Constraints on Marketing Products

The development of Canopy Growth’s business and operating results may be hindered by applicable restrictions on sales and marketing. The regulatory environment in Canada and abroad limits Canopy Growth’s ability to compete for market share in a manner similar to other industries. If Canopy Growth is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, Canopy Growth’s sales and operating results could be adversely affected, which could have a materially adverse effect on Canopy Growth.

Risks Inherent in Acquisitions and Investments

Canopy Growth may enter into acquisitions or investments with third parties that it believes will complement or augment its existing business. Canopy Growth’s ability to form strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance Canopy Growth’s business, and/or may involve risks that could adversely affect Canopy Growth, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and/or contingent liabilities, and there can be no assurance that future strategic alliances will achieve the expected benefits to Canopy Growth’s business or that Canopy Growth will be able to consummate future strategic alliances on satisfactory terms, or at all.

Unknown Defects and Impairments

A defect in any business arrangement, including the Arrangement Agreement, may arise to defeat or impair the claim of Canopy Growth to such transaction, which may have a material adverse effect on Canopy Growth. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement Canopy Growth enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by Canopy Growth. Any impairment charges on Canopy Growth’s carrying value of business arrangements could have a material adverse effect on Canopy Growth.

Expansion into Foreign Jurisdictions

Canopy Growth’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for Canopy Growth’s products will develop or be maintained. Canopy Growth may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit Canopy Growth’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on Canopy Growth’s business, financial condition and results of operations.

Governmental Regulations

Cannabis operations are subject to extensive Laws and regulations. The costs of compliance with such Laws and regulations are significant. It is possible that the costs and delays associated with compliance with such Laws and regulations could become such that Canopy Growth would not continue to develop or operate its businesses. Moreover, it is possible that future regulatory developments could result in substantial costs and liabilities for Canopy Growth in the future such that it would not continue to develop or operate its business. In addition, Canopy Growth is subject to various Laws, regulations and guidelines, including, but not limited to the Cannabis Act and applicable stock exchange rules and regulations. See “Risk Factors – Compliance with Laws“ above.

I-30

Cannabis is a Controlled Substance in the United States

Canopy Growth is indirectly involved in ancillary activities related to the cannabis industry in jurisdictions in the United States where local state Law permits such activities and, by virtue of, among other transactions, the Arrangement and Canopy Growth’s holding of Canopy Growth Exchangeable Shares in TerrAscend, Canopy Growth may be indirectly associated with the cultivation, processing or distribution of cannabis in the United States. In the United States, cannabis is largely regulated at the state level. To Canopy Growth’s knowledge, there are to date a total of 33 states, and the District of Columbia, that have now legalized cannabis in some form, including California, Nevada, New York, New Jersey, Washington and Florida. Investors are cautioned that, notwithstanding the permissive regulatory environment of cannabis in certain states, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act and, as such, cultivation, distribution, sale and possession of cannabis violates federal Law in the United States. The inconsistency between federal and state Laws and regulations is a major risk factor.

As a result of the Sessions Memorandum, federal prosecutors have prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level Laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities and, as a result, it is uncertain how active federal prosecutors will be in relation to such activities. There can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state Law.

U.S. federal Law pre-empts state Law in these circumstances, so that the U.S. federal government can assert criminal violations of federal Law despite state Law. The level of prosecutions of state-legal cannabis operations is entirely unknown; nevertheless, the most recent stated position of the current administration is relatively hostile to legal cannabis, and furthermore can potentially be changed at any time by the Department of Justice to become more hostile. If the Department of Justice opted to pursue a policy of aggressively pursuing financiers or equity owners of cannabis-related businesses, and United States attorneys followed such Department of Justice policies through the pursuit of prosecutions of such financers or equity owners, then both Acreage and TerrAscend, for instance, could face (i) seizure of their cash and other assets used to support or derived from their business activities; and/or (ii) the arrest of its employees, directors, officers, managers and/or investors, who could face charges of ancillary criminal violations of the Controlled Substances Act for aiding and abetting and conspiring to violate the Controlled Substances Act by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis.

Particularly now that the Cole Memorandum has been rescinded, the Department of Justice under the current administration or an aggressive federal prosecutor could allege that Canopy Growth and Canopy Growth’s Board, and potentially Canopy Growth Shareholders, “aided and abetted” violations of federal Law as a result of the Arrangement or other transactions involving Canopy Growth. In these circumstances, Canopy Growth may lose their entire investment and directors, officers and/or Canopy Growth Shareholders may be required to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

Violations of any federal Laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on Canopy Growth, including its reputation and ability to conduct business, the listing of its securities on the TSX, NYSE or other exchanges, its financial position, operating results, profitability or liquidity or the market price of its listed securities. Overall, an investor’s contribution to and involvement in Canopy Growth’s activities may result in federal civil and/or criminal prosecution, including forfeiture or loss of his or her entire investment.

Farm Bill Risks

The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the FDCA. The FDA’s responsibilities include regulating ingredients in, as well as the marketing and labeling of, drugs sold in interstate commerce.

I-31

If cannabis or THC or CBD derived from cannabis are re-categorized as Schedule II or lower controlled substances, the ability to conduct research on the medical benefits of cannabis would most likely be improved; however, rescheduling cannabis, THC or CBD derived from cannabis may materially alter enforcement policies across many federal agencies, primarily the FDA. Because cannabis is federally illegal to produce and sell, and because it has no federally recognized medical uses, the FDA has historically deferred enforcement related to cannabis to the DEA; however, the FDA has enforced the FDCA with regard to industrial hemp-derived products, especially CBD derived from industrial hemp, sold outside of state-regulated cannabis businesses. If cannabis or THC or CBD derived from cannabis were to be rescheduled as federally controlled, yet legal, substances, the FDA would likely play a more active regulatory role. Further, in the event that the pharmaceutical industry directly competes with state-regulated cannabis businesses for market share, as could potentially occur with rescheduling, the pharmaceutical industry may urge the DEA, FDA and others to enforce the Controlled Substances Act and FDCA against businesses that comply with state but not federal Law.

On December 20, 2018, the 2018 Farm Bill was signed into Law. The 2018 Farm Bill, among other things, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp, from the Controlled Substances Act and amends the Agricultural Marketing Act of 1946 to allow for industrial hemp production and sale in the United States. Under the 2018 Farm Bill, industrial hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” The U.S. Department of Agriculture has been tasked with promulgating regulations for the industrial hemp industry, which, among other things, requires the Department of Agriculture to review and approve any state-promulgated regulations relating to industrial hemp. Until such time as the Department of Agriculture approves a state’s industrial hemp regulations, commercial sale of industrial hemp may not be permissible. The timing of such Department of Agriculture regulations cannot be assured. Further, under the 2018 Farm Bill, the FDA has retained authority over the addition of CBD to products that fall within the FDCA. There can be no assurance that the FDA will approve CBD as an additive to products under the FDCA. It is not yet known what role the FDA will have in regulating industrial hemp and CBD derived from industrial hemp.

The potential for multi-agency enforcement post-rescheduling of cannabis and post-removal of industrial hemp from the Controlled Substances Act could threaten or have a materially adverse effect on the operations of existing state-legal cannabis businesses, including Acreage.

Investors in Canopy Growth may be subject to entry bans into the United States

Cannabis remains illegal under U.S. federal Law. Individuals employed at or investing in cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with cannabis businesses. Entry to the U.S. is granted at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers that previous use of cannabis, or any substance prohibited by U.S. federal Laws, could result in denial of entry to the U.S. Business or financial involvement in the cannabis industry in Canada or in the U.S. could also be reason enough for CBP officers to deny entry. On September 21, 2018, CBP released a statement outlining its position with respect to enforcement of the Laws of the U.S. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. Laws regarding controlled substances and because cannabis continues to be a controlled substance under U.S. Law, working in or facilitating the proliferation of the cannabis industry in U.S. states or Canada may affect admissibility to the U.S. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible. Employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as Canopy Growth), who are not U.S. citizens, face the risk of being barred from entry into the U.S. for life.

I-32

Banking Risks

Cannabis businesses that operate in the U.S. may have difficulty accessing the services of banks and processing credit card payments, which may make it difficult for Canopy Growth to operate in the United States. In February 2014, the FCEN issued guidance with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defences from examination or regulatory or criminal enforcement actions by the Department of Justice, FCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, Canopy Growth may have limited or no access to banking or other financial services in the U.S. The inability or limitation on Canopy Growth’s ability to open or maintain bank accounts in the U.S., obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct its business as planned in the United States.

Enforceability of Contracts

Certain contracts entered into by Canopy Growth involve cannabis-related businesses and other activities. In some jurisdictions, Canopy Growth may face difficulties in enforcing its contracts in U.S. federal and certain state courts.

Operations in Emerging Markets

Canopy Growth has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose Canopy Growth to the socio-economic conditions as well as the Laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require Canopy Growth to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry policies or shifts in political attitude in the countries in which Canopy Growth operates may adversely affect Canopy Growth’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable Laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Canopy Growth continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however, such developments cannot be accurately predicted and could have an adverse effect on Canopy Growth’s operations or profitability.

Corruption and Fraud

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which Canopy Growth operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect Canopy Growth’s ability to operate in such jurisdictions. Any of the foregoing risks and uncertainties could have a material adverse effect on the business, financial condition and results of operations of Canopy Growth.

Inflation

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which Canopy Growth operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which Canopy Growth operates experience high levels of inflation in the future and/or price controls are imposed, Canopy Growth may not be able to adjust the rates charged to customers to fully offset the impact of inflation on Canopy Growth’s cost structures, which could adversely affect Canopy Growth’s financial condition or results of operations.

I-33

Restrictions on the Acquisition or Use of Properties by Foreign Investors

Non-resident individuals and legal entities operating in foreign jurisdictions may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply in certain countries to legal entities domiciled in such countries which are controlled by foreign investors, such as Canopy Growth. Accordingly, Canopy Growth’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and Canopy Growth’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, any of which could result in a material adverse effect on Canopy Growth’s business, financial condition, results of operations and cash flows.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which Canopy Growth operates with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. Canopy Growth’s officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect Canopy Growth’s business operations, and to assist with governmental relations. Canopy Growth must rely, to some extent, on those members of management and the board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. Canopy Growth also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond Canopy Growth’s control. The impact of any such changes may adversely affect the business of Canopy Growth.

Anti-Money Laundering Laws and Regulation Risks

Canopy Growth is subject to a variety of domestic and international Laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of Canopy Growth’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of Canopy Growth to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while Canopy Growth has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by Canopy Growth could reasonably be shown to constitute proceeds of crime, Canopy Growth may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

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Anti-Bribery Law Violations

Canopy Growth’s business is subject to Canadian Laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, Canopy Growth is or will be subject to the anti-bribery Laws of any other countries in which it conducts business now or in the future. Canopy Growth’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under Canopy Growth’s policies and procedures and anti-bribery Laws for which Canopy Growth may be held responsible. Canopy Growth’s policies mandate compliance with these anti-corruption and anti-bribery Laws. However, there can be no assurance that Canopy Growth’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If Canopy Growth’s employees or other agents are found to have engaged in such practices, Canopy Growth could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Future Sales or Issuances of Securities

Canopy Growth may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities). Canopy Growth cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of its securities will have on the market price of the Canopy Growth Shares.

Additional issuances of the securities of Canopy Growth may involve the issuance of a significant number of Canopy Growth Shares at prices less than the current market price for the Canopy Growth Shares. Issuances of substantial numbers of Canopy Growth Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Canopy Growth Shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to securityholders.

Sales of substantial amounts of the securities of Canopy Growth by Canopy Growth or Canopy Growth Shareholders, including the CBG Group, or the availability of such securities for sale, could adversely affect the prevailing market prices for the securities of Canopy Growth and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants, including the Canopy Growth Warrants, may also result in dilution to securityholders. A decline in the market prices of the securities of Canopy Growth could impair Canopy Growth’s ability to raise additional capital through the sale of securities should it desire to do so.

Liquidity and Additional Financing

Canopy Growth’s continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or Canopy Growth going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to Canopy Growth. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, Canopy Growth may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase Canopy Growth’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for Canopy Growth to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the cannabis industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the cannabis industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per Canopy Growth Share is also likely to be affected by changes in Canopy Growth’s financial condition or results of operations. Other factors unrelated to the performance of Canopy Growth that may have an effect on the price of Canopy Growth Shares include the following: lessening in trading volume and general market interest in Canopy Growth’s securities may affect a purchaser’s ability to trade significant numbers of Canopy Growth Shares; and the size of Canopy Growth’s public float, particularly given the number of Canopy Growth Shares held by the CBG Group, may limit the ability of some institutions to invest in Canopy Growth’s securities.

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Increased Volatility for Dual Listed Common Shares

Canopy Growth’s listing on both the TSX and NYSE may increase price volatility due to various factors, including the ability to buy or sell Canopy Growth Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Canopy Growth Shares.

Liquidity of the Canopy Growth Shares

The Canopy Growth Shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where the CBG Group did not have the ability to significantly influence or determine matters affecting Canopy Growth. The CBG Group’s significant voting interest in Canopy Growth may discourage transactions involving a change of control of Canopy Growth, including transactions in which an investor, as a holder of Canopy Growth Shares, might otherwise receive a premium for its Canopy Growth Shares over the then-current market price.

Sales of Canopy Growth Shares by the CBG Group

The CBG Group is not contractually committed to maintaining an equity stake in Canopy Growth. Subject to compliance with applicable Securities Laws, the CBG Group may sell some or all of its Canopy Growth Shares. The New Investor Rights Agreement contains registration rights, on terms customary for a significant shareholder, pursuant to which Canopy Growth has agreed to facilitate sales of Canopy Growth Shares by the CBG Group. In addition, the CBG Group has the right to require Canopy Growth to make disclosure to permit it to sell in circumstances where its position in Canopy Growth may present a liability to the CBG Group. The impact of future sales of Canopy Growth Shares by the CBG Group may have an adverse impact on the market price of the Canopy Growth Shares.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Canopy Growth Board and will depend upon Canopy Growth’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that Canopy Growth will declare a dividend on a quarterly, annual or other basis, or at all. Canopy Growth has no plans to pay any dividends, now or in the near future.

Market for Securities

The Canopy Growth Shareholders may be unable to sell significant quantities of Canopy Growth Shares into the public trading markets without a significant reduction in the price of the Canopy Growth Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Canopy Growth Shares on the trading market, nor that Canopy Growth will continue to meet the listing requirements of the TSX or the NYSE or achieve listing on any other public listing exchange.

TSX and NYSE Listings

Canopy Growth must meet continuing listing requirements to maintain the listing of the Canopy Growth Shares on the TSX and NYSE. The inability to meet the continuing listing requirements could adversely affect the results of operations or the financial condition of Canopy Growth.

Foreign Private Issuer Status

In order for Canopy Growth to maintain its status as a foreign private issuer, a majority of the Canopy Growth Shares must be either directly or indirectly owned by non-residents of the U.S., unless Canopy Growth also satisfies one of the additional requirements necessary to preserve this status. Canopy Growth may in the future lose its foreign private issuer status if a majority of the Canopy Growth Shares are held in the United States and it fails to meet the additional requirements necessary to maintain its foreign private issuer status. The regulatory and compliance costs under U.S. federal Securities Laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use MJDS. If Canopy Growth is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, Canopy Growth may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

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Obligations as a Public Company

Canopy Growth’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both Canopy Growth’s compliance costs and the risk of noncompliance, which could adversely impact the price of the Canopy Growth Shares.

Canopy Growth is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board, the SEC and the NYSE. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Canopy Growth is also subject to corporate governance standards that apply to foreign private issuers listed on the NYSE and registered with the SEC in the United States. Although Canopy Growth substantially complies with NYSE’s corporate governance guidelines, it is exempt from certain NYSE requirements because it is subject to Canadian corporate governance requirements. Canopy Growth may from time to time seek other relief from corporate governance and exchange requirements and Securities Laws from the NYSE and other regulators.

Canopy Growth anticipates that for the fiscal year ending March 31, 2020, Canopy Growth will be required to document and test its internal control procedures to satisfy the requirements of Section 404 of SOX and SEC rules promulgated thereunder (collectively, “Section 404”). Section 404 requires management to conduct an annual assessment of Canopy Growth’s internal control over financial reporting and requires Canopy Growth’s external auditors to conduct an independent assessment of the effectiveness of Canopy Growth’s internal control over financial reporting. Canopy Growth’s internal control over financial reporting may not be effective, or Canopy Growth may not be able to maintain the effectiveness of its internal control over financial reporting. Canopy Growth may not be able to maintain effective internal control over financial reporting on an ongoing basis if standards are modified, supplemented or amended from time to time. While Canopy Growth is not yet subject to Section 404, in connection with Canopy Growth’s reporting requirements in Canada, Canopy Growth reported in its Form 40-F for the fiscal year ended March 31, 2018, that its internal control over financial reporting was not effective due to a material weakness. In addition, due to the same material weakness, Canopy Growth reported that its disclosure controls and procedures were not effective as of March 31, 2018. If Canopy Growth is not able to remediate these deficiencies and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to meet its reporting obligations and/or investors could lose confidence in the reliability of Canopy Growth’s financial statements and SEC reports, which could harm the business of Canopy Growth and have a negative effect on the trading price or market value of securities of Canopy Growth. There is no assurance that Canopy Growth will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure that it has effective internal control over financial reporting and effective disclosure controls and procedures. There is also no assurance that Canopy Growth will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that are acquired by Canopy Growth, including Acreage if the Acquisition is completed, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities Laws that currently apply to Canopy Growth. If any of Canopy Growth’s staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that Canopy Growth’s internal control over financial reporting will detect this. The effectiveness of Canopy Growth’s internal control over financial reporting and disclosure controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing Canopy Growth’s controls is important, especially as Canopy Growth expands, and the challenges involved in implementing appropriate internal controls and disclosure controls will increase. Although Canopy Growth intends to devote substantial time to maintain effective internal control over financial reporting and effective disclosure controls and procedures, Canopy Growth cannot provide assurance that it will be able to do so.

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Cybersecurity and Privacy Risks

The information systems of Canopy Growth and any third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. The operations of Canopy Growth depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if Canopy Growth is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the reputation and results of operations of Canopy Growth.

Canopy Growth may collect and store certain personal information about customers and is responsible for protecting such information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. In addition, theft of data is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the business, financial condition and results of operations of Canopy Growth.

In addition, there are a number of Laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information, including the privacy rules under PIPEDA. If Canopy Growth were found to be in violation of the privacy or security rules under PIPEDA or other Laws protecting the confidentiality of medical cannabis patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, financial condition and results of operations of Canopy Growth.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights of Canopy Growth are significant aspects of its future success. Unauthorized parties may attempt to replicate or otherwise obtain and use Canopy Growth’s products and technology. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Canopy Growth may be unable to effectively monitor and evaluate the intellectual property used by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defence proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of Canopy Growth.

In addition, other parties may claim that Canopy Growth’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, Canopy Growth may need to obtain licenses from third parties who allege that Canopy Growth has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to Canopy Growth or at all. In addition, Canopy Growth may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Federal protection of trademarks may be difficult or impossible for Canopy Growth to obtain in the United States, given the federal illegality of cannabis and the necessity of making “lawful use” of the trademark in commerce to obtain federal protection. While state-level protection is available, this nevertheless increases the risks in protecting Canopy Growth’s brands until such time as the Controlled Substances Act is amended by federal legislation.

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Challenging Global Financial Conditions

In recent years, global financial conditions have faced arguably increased volatility, with such volatility having caused significant financial institutions to, among other things, go into bankruptcy or be rescued by governmental authorities. Future events could cause global financial conditions to suddenly and rapidly destabilize, and governmental authorities may have limited resources to respond to such future crises. Further, global capital markets have displayed arguably increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of Canopy Growth to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or there is a rapid destabilization of global economic conditions, it may result in a material adverse effect on Canopy Growth and the price of the Canopy Growth Shares could be adversely affected.

Credit and Liquidity Risk

Canopy Growth will be exposed to counterparty risks and liquidity risks including, but not limited to: (i) through financial institutions that may hold Canopy Growth’s cash and cash equivalents; (ii) through companies that will have payables to Canopy Growth; (iii) through Canopy Growth’s insurance providers; and (iv) through Canopy Growth’s lenders, if any. These factors may impact the ability of Canopy Growth to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Canopy Growth. If these risks materialize, Canopy Growth’s operations could be adversely impacted and the price of the Canopy Growth Shares could be adversely affected.

Hedging Risk

Canopy Growth may hedge or enter into forward sales of its forecasted right to purchase cannabis. Hedging involves certain inherent risks including: (i) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Canopy Growth or adversely affect the financial and other terms the counterparty is able to offer Canopy Growth; (ii) market liquidity risk – the risk that Canopy Growth has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (iii) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for cannabis will result in Canopy Growth incurring losses in respect of such hedging products as a result of the hedging products being out-of-the-money on their settlement dates.

There can be no assurance that a hedging program designed to reduce the risks associated with price fluctuations will be successful. Although hedging may protect Canopy Growth from adverse changes in price fluctuations, it may also prevent Canopy Growth from fully benefitting from positive changes in price fluctuations.

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APPENDIX “J”

Information CONCERNING CANOPY GROWTH FOLLOWING COMPLETION OF THE ACQUISITION

The following section of this Circular contains forward-looking information. Readers are cautioned that actual results may vary. See “Cautionary Statement Regarding Forward-Looking Information”.

Overview

On completion of the Acquisition, Canopy Growth will own all of the outstanding shares of Mergeco, the entity resulting from the amalgamation of Canopy Growth Subco and Acreage pursuant to the Arrangement.

After completion of the Acquisition, the business and operations of Mergeco will be managed and operated as a Subsidiary of Canopy Growth. Canopy Growth expects that the business and operations of Canopy Growth and Mergeco will be consolidated and the head and registered office of Canopy Growth will be located at Canopy Growth’s current offices, located at Smiths Falls Campus, in the White Building, 1 Hershey Drive, in Smiths Falls, Ontario K7A 0A8 and the registered office will be located at 515 Legget Drive, Suite 800, Ottawa, ON K2K 3G4.

Directors and Executive Officers of Canopy Growth Following the Completion of the Acquisition

The directors and officers of Canopy Growth at the time of completion of the Acquisition are expected to remain the directors and officers of Canopy Growth following completion of the Acquisition. All of the directors and officers of Acreage and its Subsidiaries will tender their resignation on the Acquisition Effective Date. However, certain members of Acreage’s management may be retained by Canopy Growth following the Acquisition Effective Date pursuant to employment agreements or new employment agreements to be entered into at or prior to the Acquisition Effective Date.

Description of Share Capital

The authorized share capital of Canopy Growth following the completion of the Acquisition will continue to be as described in Appendix “I” – Information Concerning Canopy Growth and the rights and restrictions of the Canopy Growth Shares will remain unchanged. The issued share capital of Canopy Growth will change as a result of the consummation of the Acquisition, to reflect the issuance of the Canopy Growth Shares contemplated in connection the Acquisition.

Assuming the conversion of all outstanding securities of Acreage, on the Acquisition Effective Date, existing Acreage Holders would own approximately 12.1% of the outstanding Canopy Growth Shares and existing Canopy Growth Shareholders would own approximately 87.9% of the outstanding Canopy Growth Shares, based on the number of securities of Acreage (on an as converted to Subordinate Voting Share basis) and Canopy Growth issued and outstanding as of the Announcement Date. If Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement, as of the date of this Circular, assuming the conversion of all outstanding securities of Acreage, on the Acquisition Effective Date, existing Acreage Holders would own approximately 16.6% of the outstanding Canopy Growth Shares and existing Canopy Growth Shareholders would own approximately 83.4% of the outstanding Canopy Growth Shares, based on the number of securities of Acreage and Canopy Growth issued and outstanding as of the Announcement Date.

On completion of the Acquisition, based on the number of Canopy Growth Shares issued outstanding on the date of this Circular, assuming that Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement and assuming the conversion of all outstanding securities of Acreage, it is expected that on the Acquisition Effective Date the total number of Canopy Growth Shares issued and outstanding will be 455,062,288 on a non-diluted basis.

As set out under the heading “The Arrangement – Constellation Brands Amendments – Top-Up Shares”, pursuant to the Top-Up Right, following the Acquisition Effective Time, the CBG Group will have the right to acquire up 61,711,961 Top-Up Shares. Based on the number of Canopy Growth Shares issued outstanding on the date of this Circular, assuming that Acreage issues the maximum number of Acreage Securities and/or High Street Units permitted to be issued in accordance with the Arrangement Agreement and assuming the conversion of all outstanding securities of Acreage, following the issuance of the Top-Up Shares, it is expected that the total number of Canopy Growth Shares issued and outstanding will be 516,744,249 on a non-diluted basis. Based on the foregoing, assuming the exercise of the Top-Up Right, the CBG Group will continue to own 56.35% of the issued and outstanding Canopy Growth Shares on a partially diluted basis.

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Selected Unaudited Pro Forma Consolidated Financial Information

The following selected unaudited pro forma condensed consolidated financial information of Canopy Growth following completion of the Acquisition has been derived from the unaudited pro forma condensed consolidated financial statements of Canopy Growth after giving effect to the Acquisition, included as Appendix “K” attached to this Circular. The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2018 gives pro forma effect to the completion of the Acquisition as if it were completed as at December 31, 2018. The unaudited pro forma condensed consolidated statement of operations for the nine months ended December 31, 2018 and the unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 gives pro forma effect to the completion of the Acquisition as if it were completed on April 1, 2017.

The unaudited pro forma condensed consolidated financial statements of Canopy Growth following completion of the Acquisition have been compiled from underlying financial statements of Canopy Growth and Acreage prepared in accordance with IFRS to illustrate the effect of the Acquisition. Adjustments have been made to prepare the unaudited pro forma condensed consolidated financial statements of Canopy Growth, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma condensed consolidated financial statements.

The following selected unaudited pro forma financial information and the unaudited pro forma condensed consolidated financial statements (included in Appendix “K” attached to this Circular) are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Acquisition actually occurred at the dates contemplated by the notes to the unaudited pro forma condensed consolidated financial statements; or (ii) of the results expected in future periods. Readers should review the unaudited pro forma condensed consolidated financial information together with the (i) Canopy Growth Annual Financial Statements; (ii) Canopy Growth Interim Financial Statements; (iii) the audited consolidated financial statements of Acreage as at and for the year ended December 31, 2018; and (iv) the unaudited condensed interim consolidated financial statements of Acreage for the nine months ended September 30, 2018. See the unaudited pro forma condensed consolidated financial statements of Canopy Growth following completion of the Acquisition which gives effect to the Acquisition included as Appendix “K” attached to this Circular.

(in thousands of Canadian dollars)	Nine months ended December 31, 2018 (C$)	Year ended March 31, 2018 (C$)
Pro Forma Statement of Operations:
Revenue	146,578	88,764
Inventory Production Costs	106,014	45,103
Gross Margin	28,412	78,355
Operating Expenses	500,495	239,706

Net Income (Loss) for the period attributable to:
Canopy	(401,494)	(1,643,869)
Non-Controlling Interests	4,039	15,423
	(397,455)	(1,628,446)
Per Canopy Share:
Pro Forma Basic Earnings (Loss)	(1.28)	(6.31)

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(in thousands of Canadian dollars)	As at December 31, 2018 (C$)
Pro Forma Statement of Financial Position:
Total Current Assets	5,262,922
Total Assets	12,681,074

Total Current Liabilities	349,268
Total Liabilities	2,572,880

Total Shareholders’ Equity	10,108,194
Non-Controlling Interests	196,524

Auditors, Transfer Agent and Registrar

The auditors of Canopy Growth following completion of the Acquisition will continue to be KPMG LLP and the transfer agent and registrar for the Canopy Growth Shares in Canada will continue to be Computershare at its principal office in Toronto, Ontario. The co-transfer agent and registrar for the Canopy Growth Shares in the United States will continue to be Computershare Trust Company, N.A. at its principal offices in Canton, Massachusetts.

Risk Factors

Risks currently affecting the businesses of Canopy Growth and Acreage

Upon the completion of the Acquisition, Canopy Growth will continue to face many risks that Canopy Growth currently faces with respect to its business and affairs as set out in Appendix “I” – Information Concerning Canopy Growth and in other documents incorporated by reference herein.

Upon the completion of the Acquisition, Acreage will amalgamate with Canopy Growth Subco and continue as Mergeco, which will be a wholly-owned Subsidiary of Canopy Growth and will continue to face the same risks that Acreage currently faces with respect to its business and affairs as described in the Acreage AIF under the heading “Risk Factors” and in other documents incorporated by reference herein.

Integration of Acreage

The value of the Arrangement will depend, in part, on Canopy Growth’s ability to realize the anticipated benefits and synergies from the potential completion of the Acquisition and integration of Acreage into the businesses of Canopy Growth.

If the Acquisition is completed, Canopy Growth may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of Acreage with its operations. If integration is not managed successfully, Canopy Growth may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the business, financial condition and results of operations of Canopy Growth. Canopy Growth may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of Acreage may also impose substantial demands on management. There is no assurance that Acreage will be successfully integrated in a timely manner. The challenges involved in the integration of Acreage may include, among other things, the following:

•	the necessity of coordinating both geographically disparate and geographically overlapping organizations;

•	retaining key personnel, including addressing the uncertainties of key employees regarding their future;

•	integrating Acreage into Canopy Growth’s accounting system and adjusting Canopy Growth’s internal control environment to cover the operations of Acreage;

•	integration of information technology systems and resources;

•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the integration of Acreage; and

•	unplanned costs required to integrate Acreage with Canopy Growth’s existing business.

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The consummation of the Acquisition may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although Canopy Growth, Acreage and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that Canopy Growth will be aware of any and all liabilities of Acreage. As a result of these factors, it is possible that certain benefits expected from the consummation of the Acquisition may not be realized. Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of Canopy Growth.

Failure to Execute the Business Strategy

Following completion of the Acquisition, the management team of Canopy Growth will be tasked with implementing a business plan that would focus on capturing market share in the global cannabis market, including the United States. There can be no assurance that the Canopy Growth management team will be successful in implementing the business strategy. The Canopy Growth management team may experience difficulties in effecting key strategic goals. The performance of Canopy Growth’s operations after completion of the Acquisition could be adversely affected if the management team cannot implement the stated business strategy effectively and certain benefits expected from the Acquisition may not be realized.

Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma condensed consolidated financial information included in this Circular is presented for illustrative purposes only to show the effect of the Acquisition, and should not be considered to be an indication of the financial condition or results of operations of Canopy Growth’s financial condition or results of operations following completion of the Acquisition. For example, the pro forma condensed consolidated financial information has been prepared using the consolidated historical financial statements of Canopy Growth and of Acreage and does not represent a financial forecast or projection. In addition, certain adjustments and assumptions have been made regarding Canopy Growth after giving effect to the Acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with complete accuracy and other factors may affect Canopy Growth’s results of operations or financial condition following completion of the Acquisition.

In preparing the pro forma condensed consolidated financial information contained in this Circular, Canopy Growth and Acreage have given effect to, among other items, the completion of the Acquisition, the issuance of the Canopy Growth Shares, the completion of the acquisition of Hiku and the completion of the acquisition of the minority interest in BC Tweed. However, the pro forma financial information does not reflect all costs that are expected to be incurred by Canopy Growth in connection with the Acquisition. For example, the impact of any incremental costs incurred in integrating Canopy Growth and Acreage is not reflected in the pro forma condensed consolidated financial information. See also the notes to the unaudited pro forma condensed consolidated financial information of Canopy Growth and Acreage included as Appendix “K” attached to this Circular.

Accordingly, the historical and pro forma condensed consolidated financial information included in this Circular does not necessarily represent Canopy Growth’s results of operations and financial condition had Canopy Growth and Acreage operated as a combined entity during the periods presented, or of Canopy Growth’s results of operations and financial condition following completion of the Acquisition.

The actual financial condition and results of operations of Canopy Growth following completion of the Acquisition may not be consistent with, or evident from, the pro forma financial information. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Canopy Growth’s financial condition or results of operations following completion of the Acquisition. Any potential decline in Canopy Growth’s financial condition or results of operations may cause a significant decrease in the price of the Canopy Growth Shares.

Issuance and future sale of Canopy Growth Shares

Following the completion of the Acquisition, Canopy Growth may issue equity securities to finance its activities, including in order to finance acquisitions. If Canopy Growth were to issue additional equity securities, the ownership interest of Canopy Growth Shareholders may be diluted and some or all of Canopy Growth’s financial measures on a per share basis could be reduced. Moreover, as Canopy Growth’s intention to issue additional equity securities becomes publicly known, Canopy Growth’s share price may be materially adversely affected.

J-4

Failure to Comply with Applicable Laws

Canopy Growth and Acreage are each subject to the provisions of the US Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by Canopy Growth or Acreage to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject Canopy Growth or Acreage to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Canopy Growth following completion of the Acquisition. Investigations by Governmental Entities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Canopy Growth following completion of the Acquisition.

Canopy Growth and Acreage are also subject to a wide variety of Laws relating to the cannabis, environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which each operates. A failure by either of Canopy Growth or Acreage to comply with any such legislation prior to completion of the Acquisition could result in severe criminal or civil sanctions, and may subject Canopy Growth or Acreage to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Canopy Growth following completion of the Acquisition. The compliance mechanisms and monitoring programs adopted and implemented by either of Canopy Growth or Acreage prior to completion of the Acquisition may not adequately prevent or detect possible violations of such applicable Laws. Investigations by Governmental Entities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Canopy Growth following completion of the Acquisition.

Political Risks

Canopy Growth’s global operations will continue to develop into jurisdictions where the sale of cannabis or hemp for medical and/or adult-use purposes are permitted. Some of these jurisdictions may be considered to have an increased degree of political and sovereign risk. Any material adverse changes in government policies or legislation of any country that Canopy Growth has economic interests in may affect the viability and profitability of Canopy Growth following completion of the Acquisition.

There is no assurance that governments in jurisdictions in which Canopy Growth operates will not in the future adopt different regulations policies or interpretations with respect to, but not limited to, foreign ownership, taxation, rates of exchange, environmental protection, labor relations, repatriation of income or return of capital, restrictions on production, processing, possession or distribution of cannabis, price controls, export controls, currency remittance, or the obligations of Canopy Growth under governmental regulation or contracts. The possibility that such governments may adopt substantially different policies or interpretations, may have a material adverse effect on Canopy Growth following completion of the Acquisition. Political risk also includes the possibility of terrorism, civil or labor disturbances and political instability. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable cannabis authorizations nor can assurance be given that such authorizations will not be challenged or impugned by third parties. The effect of any of these factors may have a material adverse effect on Canopy Growth’s results of operations and financial condition.

J-5

APPENDIX “K”

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF CANOPY GROWTH

CANOPY GROWTH CORPORATION

PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2018

UNAUDITED

(Expressed in CDN $000’s)

	Canopy	Acreage		Pro Forma	Pro Forma
	Growth	Holdings	Notes	Adjustments	Consolidated
		Note 7a

Assets
Current assets
Cash and cash equivalents	4,115,870	143,163	[3a]	(404,490)	3,854,543
Restricted cash	-	130		-	130
Marketable securities	799,418	203,389		-	1,002,807
Amounts receivable	95,476	-		-	95,476
Biological assets	31,013	11,514		-	42,527
Inventory	184,961	24,086		-	209,047
Prepaid expenses and other assets	50,439	7,953		-	58,392
	5,277,177	390,235		(404,490)	5,262,922

Property, plant and equipment	960,158	61,448		-	1,021,606
Other long-term assets	32,919	1,746		-	34,665
Long-term promissory notes receivable	-	37,421		-	37,421
Investments in associates and joint ventures	103,773	5,244		-	109,017
Other financial assets	281,928	-		-	281,928
Intangible assets	168,536	210,023		-	378,559
Goodwill	1,815,624	43,813	[3c]	(43,813)	5,537,668
			[3c]	3,722,044
Deferred acquisition costs and deposits	-	30,149		-	30,149

	8,640,115	780,079		3,273,741	12,693,935

Liabilities
Current liabilities
Accounts payable, accrued liabilities	215,612	7,281	[4a]	10,000	232,893
Taxes payable	-	297		-	297
Interest payable	-	738		-	738
Deferred revenue	263	-		-	263
Current portion of long-term debt	18,447	20,659		-	39,106
Other current liabilities	61,357	14,613		-	75,970
	295,679	43,588		10,000	349,268

Long-term debt	773,049	670		-	773,719
Deferred tax liability	25,703	41,645		-	67,348
Other long-term liabilities	122,006	1,540	[3d]	1,259,000	1,382,546

	1,216,437	87,443		1,269,000	2,572,880

Shareholders’ Equity
Share capital	5,947,715	722,894	[3b]	(722,894)	9,865,919
			[3a]	3,918,204
Other reserves	1,645,441	121,771	[3b]	(121,771)	3,209,105
			[3a]	46,664
			[4c]	1,517,000
Accumulated other comprehensive income	76,584	-		-	76,584
Deficit	(441,480)	(320,943)	[3b]	320,943	(3,227,480)
			[3d]	(1,259,000)
			[4a]	(10,000)
			[4c]	(1,517,000)
Equity attributable to Canopy Growth Corporation	7,228,260	523,722		2,172,146	9,924,128

Non-controlling interests	195,418	168,914	[3c]	(167,405)	196,927

Total Equity	7,423,678	692,636		2,004,741	10,121,055

	8,640,115	780,079		3,273,741	12,693,935

K-1

CANOPY GROWTH CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2018

UNAUDITED

(Expressed in CDN $000’s except share amounts)

	Canopy	Acreage			Pro Forma	Pro Forma
	Growth	Holdings	Hiku	Notes	Adjustments	Consolidated
		Note 7b

Revenues	77,948	10,055	761		-	88,764
Inventory production costs expensed to cost of sales	(37,790)	(6,190)	(1,123)		-	(45,103)
Gross margin before the undernoted	40,158	3,865	(362)		-	43,661
						-
Fair value changes in biological assets included in inventory sold and other inventory changes	66,268	-	-		-	66,268
Unrealized gain on changes in fair value of biological assets	(100,302)	-	(660)		-	(100,962)

Gross Margin	74,192	3,865	298		-	78,355

Sales and marketing	38,203	275	2,524		-	41,002
Research and development	1,453	-	-		-	1,453
General and administration	43,819	6,494	4,917		-	55,230
Professional fees	-	-	1,783		-	1,783
Acquisition-related costs	3,406	-	-	[4a]	10,000	13,406
Compensation Expense	-	6,220	-		-	6,220
Share-based compensation expense	29,631	-	4,900	[4d]	(4,900)	95,651
				[4d]	3,259
				[4b]	62,761
Share-based compensation expense related to acquisition milestones	19,475	-	-	[4f]	954	20,429
Accretion on convertible debentures	-	-	411		-	411
Depreciation and amortization	20,486	26	364		-	20,876

Operating expenses	156,473	13,015	14,899		72,074	256,461

Loss from operations	(82,281)	(9,150)	(14,601)		(72,074)	(178,106)
Listing costs	-	-	(3,925)		-	(3,925)
Share of loss on equity investments	(1,473)	-	-		-	(1,473)
Interest expense, net	-	(1,902)	66		-	(1,836)
Income from investments	-	3,004	-		-	3,004
Unrealized gain (loss) on investments	-	-	595		-	595
Realized gain (loss) on investments	-	-	4		-	4
Other income (expense), net	31,213	-	13	[4e]	19,900	(1,460,879)
				[4g]	4,995
				[4c]	(1,517,000)
Interest income from promissory note receivable	-	429	-		-	429
Other loss, net	-	(1,501)	-		-	(1,501)
Change in fair market value of derivative liabilities	-	279	-		-	279

Total other income, net	29,740	309	(3,247)		(1,492,105)	(1,465,303)

Income (loss) before income taxes	(52,541)	(8,841)	(17,848)		(1,564,179)	(1,643,410)

Income tax (expense) recovery	(1,593)	(1,047)	848		-	(1,792)

Net income (loss)	(54,134)	(9,888)	(17,000)		(1,564,179)	(1,645,201)

Net income (loss) attributable to:
Canopy Growth Corporation	(70,353)	(9,092)	(17,000)		(1,564,179)	(1,660,624)
Non-controlling interests	16,219	(796)	-		-	15,423
	(54,134)	(9,888)	(17,000)		(1,564,179)	(1,645,201)

Earnings per share, basic and diluted
Net loss per share:	(0.40)					(6.37)
Weighted average number of outstanding common shares:	177,301,767			[5]	83,381,477	260,683,244

K-2

CANOPY GROWTH CORPORATION

PRO FORMA CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2018

UNAUDITED

(Expressed in CDN $000’s except share amounts)

	Canopy	Acreage			Pro Forma	Pro Forma
	Growth	Holdings	Hiku	Notes	Adjustments	Consolidated
		Note 7c

Revenues	132,291	13,716	571		-	146,578
Inventory expensed to cost of sales	(96,349)	(8,830)	(835)		-	(106,014)
Gross margin before the undernoted	35,942	4,886	(264)		-	40,564

Fair value changes in biological assets included in inventory sold and other inventory changes	105,989	(515)	-		-	105,474
Unrealized gain on changes in fair value of biological assets	(90,500)	3,988	(136)		-	(86,648)

Gross Margin	20,453	8,359	(400)		-	28,412

Sales and marketing	101,208	1,351	1,946		-	104,505
Research and development	7,964	-	-		-	7,964
Compensation and benefits	-	-	2,016		-	2,016
General and administration	102,777	17,009	2,263		-	122,049
Professional fees	-	-	1,964		-	1,964
Acquisition-related costs	9,606	-	-		-	9,606
Investor relations	-	-	145		-	145
Consulting	-	-	285		-	285
Compensation Expense	-	13,146	-		-	13,146
Share-based compensation expense	108,159	-	1,007	[4d]	(1,007)	155,583
				[4d]	353
				[4b]	47,071
Share-based compensation expense related to acquisition milestones	81,674	-	-	[4f]	(954)	80,720
Accretion on convertible debentures	-	-	208		-	208
Impairment on fixed assets	-	-	464		-	464
Depreciation and amortization	11,640	2,374	393		-	14,407

Operating expenses	423,028	33,880	10,691		45,463	513,062

Loss from operations	(402,575)	(25,521)	(11,091)		(45,463)	(484,649)
Share of loss on equity investments	(9,021)	-	-		-	(9,021)
Interest expense, net	-	(6,744)	(599)		-	(7,343)
Unrealized gain (loss) on investments	-	-	(237)		-	(237)
Realized gain (loss) on investments	-	-	478		-	478
Other income (expense), net	63,466	29,768	11	[4e]	16,300	109,545
Acquisition costs	-	-	(19,934)		-	(19,934)
Interest income	-	-	12		-	12
Related party interest expense	-	-	(109)		-	(109)
Interest income from promissory note receivable	-	649	-		-	649
Other loss, net	-	(1,110)	-		-	(1,110)
Change in fair market value of derivative liabilities	-	1,155	-		-	1,155

Total other income, net	54,445	23,718	(20,378)		16,300	74,085

Income (loss) before income taxes	(348,130)	(1,803)	(31,469)		(29,163)	(410,564)

Income tax (expense) recovery	1,398	(843)	(12)		-	543
Net income (loss)	(346,732)	(2,646)	(31,481)		(29,163)	(410,022)

Net income (loss) attributable to:
Canopy Growth Corporation	(349,831)	(3,586)	(31,481)		(29,163)	(414,061)
Non-controlling interest	3,099	940	-		-	4,039
	(346,732)	(2,646)	(31,481)		(29,163)	(410,022)

Earnings per share, basic and diluted
Net income per share:	(1.45)					(1.32)
Weighted average number of outstanding common shares:	241,806,351			[5]	71,348,564	313,154,915

K-3

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(Amounts in Canadian thousands of dollars unless noted otherwise, except for per share amounts)

1. BASIS OF PRESENTATION

The unaudited pro forma condensed interim consolidated statement of financial position as at December 31, 2018, the unaudited pro forma condensed interim consolidated statement of operations for the nine months ended December 31, 2018 and the unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 of Canopy Growth Corporation (“Canopy”) were prepared for illustrative purposes only in compliance with National Instrument 51-102 – Continuous Disclosure Obligations.

The financial year-ends of Canopy and Acreage Holdings, Inc. (“Acreage”) are non-coterminous. Given that the financial year-end of Acreage differs from Canopy by less than 93 days, adjustments for the difference in period and year-ends is not required in these unaudited pro forma consolidated financial statements.

The unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of operations of Canopy are comprised of information derived from:

•	the unaudited condensed interim consolidated statement of financial position of Canopy as at December 31, 2018; and
•	the audited consolidated statement of financial position of Acreage as at December 31, 2018.
•	the unaudited interim condensed consolidated statement of operations of Hiku Brands Company Ltd. (“Hiku”) for the three months ended June 30, 2018;
•	the internal unaudited condensed consolidated statement of operations of Hiku for the period from July 1, 2018 through September 4, 2018;

•	the audited consolidated statement of operations of Canopy for the year ended March 31, 2018;

•	the audited consolidated statement operations of Acreage for the year ended December 31, 2017;
•	the amended and restated unaudited interim condensed consolidated statement of loss of Hiku for the three months ended March 31, 2018;
•	the audited consolidated statement of loss of Hiku for the nine months ended December 31, 2017; and
•	the audited consolidated statement of loss of TS Brandco Holdings Inc. (“TS Brandco”) for the year ended December 31, 2017 (see Note 6).
•	the unaudited condensed interim consolidated statement of operations of Canopy for the nine months ended December 31, 2018; and
•	the unaudited condensed interim consolidated statement of operations of Acreage for the nine months ended September 30, 2018.

The unaudited pro forma condensed consolidated financial statements have been compiled using accounting policies consistent with those adopted by Canopy in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), but do not include all of the disclosures required by IFRS, and should be read in conjunction with the Canopy financial statements listed above.

The unaudited pro forma consolidated financial information gives effect to Canopy’s acquisition of Acreage as if it had occurred as at December 31, 2018 for the purposes of the unaudited pro forma condensed interim consolidated statement of financial position. The acquisitions of Hiku and BC Tweed Joint Venture Inc. (“BC Tweed”) are already consolidated in the statement of financial position as at December 31, 2018 of Canopy.

The unaudited pro forma condensed consolidated statements of operations have been prepared to give effect to:

•	the acquisition of Hiku that occurred on September 5, 2018;
•	the acquisition of the minority shareholders’ (“Partner’s”) interest in BC Tweed that occurred on July 5, 2018; and
•	the proposed acquisition of Acreage

for the purposes of the unaudited pro forma condensed consolidated statement of operations for the year ended March 31, 2018 and for the purposes of the unaudited pro forma condensed consolidated statement of operations for the nine months ended December 31, 2018, as if the transactions had all occurred on April 1, 2017.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statements are consistent with those described in the consolidated financial statements of Canopy for the year ended March 31, 2018 except for the accounting policy with respect to production and fulfillment related depreciation which was changed as of April 1, 2018, and the adoption of IFRS 9 and 15 on April 1, 2018. These changes were described in note 3 to the condensed interim consolidated financial statement for the nine months ended December 31, 2018. There was no change to the comparative periods or transitional adjustments arising from the adoption of IFRS 9 and 15 on April 1, 2018.

K-4

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisitions of Hiku, BC Tweed and Acreage been effected on the dates indicated, nor are the unaudited pro forma condensed consolidated financial statements indicative of the results of operation of future periods. Actual amounts recorded upon consummation of the proposed acquisition will differ from such unaudited pro forma condensed consolidated financial statements. Since the pro forma condensed consolidated financial statements have been developed to retroactively show the effect of transactions that are expected to occur or did occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data.

Purchase Consideration

In arriving at the preliminary purchase consideration, the stock price assumed for the total preliminary purchase price was based on the closing price of Canopy’s common stock on May 9, 2019 (CAD $63.05 per share) and the up front cash premium of USD300,000 (approximately CAD $404,490 translated at a rate of $1.3483 on the same date). In all cases in which Canopy’s closing share price of May 9, 2019 is utilized in determining the preliminary purchase consideration, this date is the most recent date practicable in the preparation of this pro forma financial statements.

2. DESCRIPTION OF TRANSACTIONS

Acreage

On April 18, 2019, Canopy and Acreage entered into the Arrangement Agreement pursuant to which, upon the occurrence or waiver of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, Canopy will acquire all of the issued and outstanding Acreage Subordinate Voting Shares (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement).

Upon approval of the Canopy and Acreage shareholders as well as the Supreme Court of British Columbia, Acreage Shareholders, High Street Holders and USCo2 Holders will receive an immediate aggregate total payment of US$300,000 (approximately CAD$404,490) in exchange for granting Canopy an option to acquire all of the outstanding shares of Acreage. Following the occurrence of waiver of the Triggering Event and the satisfaction or waiver of the Acquisition Closing Conditions, Canopy will issue 0.5818 of a common share of Canopy (the “Acreage exchange ratio”) for each Acreage Subordinate Voting Share (including the Acreage Subordinate Voting Shares issued following the automatic conversion of the issued and outstanding Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares in accordance with the Plan of Arrangement) held (collectively, the “Acreage Transaction”). In the event Acreage issues more than 188,235,587 Acreage Subordinate Voting Shares on a fully diluted basis, and Canopy has not provided written approval for the issuance of such additional securities, the Acreage exchange ratio shall be the fraction, calculated to six decimal places, determined by the formula of A x B/C where:

•	“A” equals 0.5818,
•	“B” equals the current number of Acreage Subordinate Voting Shares on a fully diluted basis as increased for the issuance of Acreage securities up to a maximum of 58,000 shares, and
•	“C” equals the aggregate number of Acreage Subordinate Voting Shares on a fully diluted basis at the Acquisition Effective Time.

All of Acreage’s outstanding warrants, options, compensation options and restricted share units will be exchanged for an equivalent security granted (collectively, the “replacement securities”) to purchase the number of common shares equal to: (i) the Acreage exchange ratio multiplied by (ii) the number of Acreage shares subject to such Acreage security. Each replacement security provides an exercise price per common share equal to: (x) the exercise price per Acreage share purchasable pursuant to such Acreage security; divided by (y) the Acreage exchange ratio.

All of Acreage’s outstanding non-controlling interest convertible units are convertible for either one Acreage Subordinate Voting Share or cash, as determined by Acreage. For purposes of the pro forma financial information, it has been assumed that all of the outstanding non-controlling interest convertible units and profit interests have been exchanged for Acreage Subordinate Voting Shares and subsequently exchanged for Canopy common shares as part of the Acreage Transaction; as such, the non-controlling interests relating to units are eliminated as a result of the transaction. Certain of the non-controlling interests are not eliminated as some subsidiaries of Acreage are not 100%-owned.

K-5

For the purposes of the pro forma statements of operations, no adjustments have been made for income taxes as the impact is not material. However, as disclosed in the Acreage financial statements, certain of the Acreage operations will be treated as a U.S. corporation for U.S. federal income tax purposes under U.S. Internal Revenue Code Section 7874 and be subject to U.S. federal income tax as a result of Acreage completing a reverse takeover on September 21, 2018.

Additional Details - CBI Amendments

Completion of the Acreage Transaction is conditional on approval by holders of Canopy Shares for the issuance of the Canopy Shares pursuant to the Acreage Transaction and certain amendments to the existing warrants held by a subsidiary of Constellation Brands, Inc. (“CBI”).

On November 1, 2018 Canopy issued 104,500,000 common shares from treasury and two tranches of warrants to CBI in exchange for proceeds of $5,072,500. The first tranche warrants (“New Warrants”) allowed CBI to acquire 88.5 million (“Tranche A Warrants”) additional shares of Canopy for a fixed price of $50.40 per share. The second tranche warrants (“Final Warrants”) allow for the purchase of 51.3 million additional shares at a price equal to the 5-day volume weighted average price immediately prior to exercise. The Final Warrants can only be exercised if the New Warrants have been exercised in full. Both the New and Final Warrants expire on November 1, 2021. If the Acreage Transaction is approved, the terms of the New and Final Warrants will be amended as follows:

•	Extension of the term of the New Warrants to November 1, 2023 and the term of the Final Warrants to November 1, 2026.
•	The Final Warrants are also replaced by two tranches of warrants with different terms (38.5 million “Tranche B Warrants” and 12.8 million “Tranche C Warrants”):
o	Tranche B Warrants allow CBI to acquire 38.5 million shares of Canopy for a fixed price of $76.68 per share.
o	Tranche C Warrants allow CBI to acquire 12.8 million shares of Canopy at a price equal to the 5-day volume weighted average price immediately prior to exercise.
•	In connection with the Tranche B Warrants and Tranche C Warrants, Canopy will provide CBI with a credit of up to $1.583 billion on the aggregate exercise price of Tranche B Warrants and Tranche C Warrants in the event that Canopy does not repurchase the lesser of (i) 27,378,866 common shares (being 25% of the common shares issuable pursuant to the Acreage Transaction), and (ii) common shares with a value of C$1.583 billion (being 25% of the implied enterprise value of Acreage as of April 18, 2018, based on the Acreage exchange ratio), during the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that CBI exercises all of the New Warrants.

Hiku

On September 5, 2018, Canopy acquired all issued and outstanding shares of Hiku, which was listed on the Canadian Securities Exchange (“CSE”) under the symbol “HIKU”, on the basis that each Hiku shareholder received 0.046 of a common share of Canopy (the “Hiku exchange ratio”) for each Hiku share held (the “Hiku Acquisition”).

All of Hiku’s outstanding options (“Hiku Options”) were exchanged for an equivalent option granted pursuant to Canopy’s stock option plan (each, a “Replacement Option”) to purchase from Canopy the number of common shares (rounded down to the nearest whole share) equal to: (i) the Hiku exchange ratio multiplied by (ii) the number of Hiku shares subject to such Hiku Option. Each such Replacement Option provides for an exercise price per common share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Hiku share purchasable pursuant to such Hiku Option; divided by (y) the Hiku exchange ratio.

All of Hiku’s outstanding warrants continued to be governed by and subject to the terms of the original warrant agreements but upon exercise will be exercisable for an equivalent number of Canopy shares equal to: (i) the Hiku exchange ratio multiplied by (ii) the number of Hiku shares subject to such Hiku warrant. Each such warrant provides for an exercise price per common share equal to: (x) the exercise price per Hiku share purchasable pursuant to such Hiku warrant; divided by (y) the Hiku exchange ratio.

All of Hiku’s restricted share units (“Hiku RSUs”) vested immediately and were exchanged for one Hiku common share per Hiku RSU, which was then exchanged for common shares of Canopy at the Hiku exchange ratio pursuant to the Hiku Acquisition.

The Hiku exchange ratio represented $3.15 per Hiku share and a premium of 42% based on the 20-day volume weighted average price of Hiku shares on the CSE immediately preceding the acquisition date.

K-6

BC Tweed

On July 5, 2018 Canopy acquired the Partner’s 33% interest in BC Tweed Joint Venture Inc. (“BC Tweed”) (the “BC Tweed Transaction”).

Background

Prior to the second quarter of 2019, Canopy accounted for its 67% interest in BC Tweed as a joint operation, based on the conclusion that BC Tweed was subject to joint control. During the second quarter of 2019, Canopy revised this conclusion and concluded that based on the shareholders’ agreements and the contractual terms of the offtake agreement, the significant relevant activities of BC Tweed are unilaterally controlled by Canopy. Since Canopy had previously recognized the assets, liabilities, revenues and expenses of BC Tweed based on its proportionate share of BC Tweed’s output, being 100%, the conclusion that BC Tweed should have been a consolidated subsidiary had no significant impact on Canopy’s previously issued interim or annual financial statements.

Under the terms of the original BC Tweed Shareholders’ Agreement, the Partner had the option to sell its interest in BC Tweed, in whole or in part, to Canopy. This resulted in a liability (the “BC Tweed Put Liability”) being recorded in Canopy’s financial statements at the present value of the expected redemption amount, with changes recorded in net income in the period in which they arose.

As part of the original BC Tweed Shareholders’ agreement, BC Tweed had entered into a call option agreement with the Partner to acquire all the limited partnership units of the limited partnerships which hold the greenhouses and related property that BC Tweed is currently leasing for consideration of $73,000.

BC Tweed Transaction

In consideration for acquiring the Partner’s interest, Canopy paid $1 million in cash and 13,293,969 shares of Canopy of which 5,091,523 shares were released on closing and the remaining 8,202,446 shares were placed in escrow. The shares placed in escrow will be released over a period of up to three years, with the exact timing of release dependent on the occurrence of specified events.

On closing of the BC Tweed Transaction, the call option held by BC Tweed on the limited partnership units of the limited partnerships which hold the greenhouses and related property was amended to effectively increase the call option price by $27,000. This adjustment to the purchase price represents contingent consideration, which has a fair value on the acquisition date of $27,000.

In conjunction with the acquisition of the Partner’s interest, Canopy received an option to acquire the limited partnership units of another limited partnership currently owned by the Partner that holds greenhouse infrastructure in California. The option is exercisable for a purchase price that is the greater of USD$92,000 and the maximum of $190,000 plus the undepreciated book value of the net assets of the partnership on the closing date. The option is exercisable after the date of US federal legalization of the growth, cultivation, production and sale of cannabis for medical or adult-use purposes. The option expires on the earlier of 90 days after the date of US federal legalization of the growth, cultivation, production and sale of cannabis for medical or adult-use purposes and July 5, 2023. The option is a derivative instrument that will be measured initially and subsequently at fair value. On the acquisition date management has estimated that this instrument has a nominal value.

On closing of the BC Tweed Transaction, Canopy amended the terms of a share-based compensation arrangement with the Partner to accelerate the vesting of 155,158 shares previously issued to the Partner, and to cancel the remaining tranches of the compensation arrangement. As a result, the unamortized balance of the grant date fair value of the shared-based compensation of $954 was expensed immediately.

3. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL POSITION ASSUMPTIONS AND ADJUSTMENTS

Acreage

The unaudited pro forma condensed interim consolidated statement of financial position of Canopy as at December 31, 2018 already includes amounts relating to Hiku and BC Tweed as the acquisitions occurred prior to December 31, 2018. The unaudited pro forma condensed interim consolidated statement of financial position of Canopy as at December 31, 2018 has been adjusted to reflect the following transactions as if the acquisition of Acreage had been completed on December 31, 2018:

K-7

(a)	The Acreage Transaction is expected to be accounted for as a business combination under IFRS 3 Business Combinations.

The aggregate consideration for this acquisition was estimated to be $4,369,358. The consideration was comprised of:

•	Cash upfront premium of approximately CAD$404,490 (US$300,000 translated at the May 9, 2019 closing rate of $1.3483) to be paid upon approval of Canopy and Acreage shareholders and the Supreme Court of British Columbia.
•	Approximately 62,144,385 common shares to be issued on closing with a fair value of $3,918,204 based on the May 9, 2019 closing share price of Canopy of $63.05; these common shares are the result of the conversion of the following:

Acreage subordinate voting shares	21,471,000
Acreage proportionate voting shares (as converted)	57,835,000
Acreage multiple voting shares	168,000
Acreage non-controlling interest convertible units	27,340,000
Total Acreage shares to be converted	106,814,000
Converted at	0.5818
Total Canopy shares to be issued	62,144,385

As the Acreage Transaction is assumed to close on December 31, 2018 for the purposes of the preliminary purchase price allocation used in the pro forma financial statements, the outstanding shares as of December 31, 2018 have been used in these calculations. Any changes to share balances within Acreage until the actual closing date of the transaction may materially change the amount of consideration to be transferred. Additionally, a hypothetical +/-10% change in Canopy’s closing share price would have an approximate +/-$391,820 impact on the fair value of Canopy shares issued.

•	$46,664 which is comprised of $40,724 related to the fair value of Acreage replacement warrants, $3,213 related to the fair value of the replacement restricted share units and $2,727 related to the replacement profit interests securities relating to pre-combination services.

(b)	The elimination of Acreage equity accounts.

(c)	The net assets acquired and considered paid for ownership in Acreage is preliminarily allocated as follows:

Cash and cash equivalents	$143,163
Restricted cash	130
Marketable securities	203,389
Biological assets	11,514
Inventory	24,086
Prepaid expenses and other assets	7,953
Property, plant and equipment	61,448
Long-term promissory notes receivable	37,421
Investment in associates and joint ventures	5,244
Intangible assets	210,023
Deferred acquisition costs and deposits	30,149
Other non-current assets	1,746
Total Assets	$736,266

Accounts payable and accrued liabilities	$7,281
Taxes payable	297
Interest payable	738
Current portion of long-term debt	20,659
Other current liabilities	14,613
Long-term debt	670
Deferred tax liability	41,645
Other long-term liabilities	1,540
Total Liabilities	$87,443

K-8

Net Assets Acquired	$648,823
Less: Non-controlling interests	1,509
Net Assets Acquired Attributable to Canopy	647,314

Total consideration (see 3(a) above)	$4,369.358

Goodwill	$3,722,044

The pro forma fair value adjustment of Canopy’s interest is subject to change based on finalization of valuation adjustments and completion of management’s assessment of the fair values of the assets and liabilities of Acreage. Due to the timing of the announcement of the acquisition, Canopy has not yet obtained sufficient information to accurately determine the fair market value of Acreage’s net assets by category and has therefore allocated the book values of the net assets acquired as a proxy of fair value as at December 31 2018, except for the elimination of Acreage’s historical goodwill of CAD $43,813 (US $32,116). Goodwill represents the amount by which the fair value adjustment exceeds the book value, being a proxy of fair value of the assets acquired and liabilities assumed. The final calculation and allocation of the fair value adjustment will be based on the net assets purchased as of the closing date of the Acreage Transaction and other information available at that time; there may be material differences from this pro forma fair value allocation as a result of finalizing the valuation. Based on management’s preliminary estimates, goodwill may be allocated to other items such as: certain identified intangible assets, including licenses.

If a portion of the goodwill is allocated to Acreage’s intangible assets a pro forma adjustment related to depreciation expense would be required. For every $10,000 allocated to intangible assets in excess of book value, pro forma depreciation expense would increase on an annual basis by approximately $2,000 - $3,333 based on Canopy’s straight-line depreciation periods of 3 – 5 years as disclosed in Canopy’s consolidated financial statements. The actual depreciation recorded will be subject to the determination of the useful lives and the allocated fair values and could materially differ from these estimates. Additionally, there may be an income tax impact associated with these differences, however this impact is dependent on the nature of the asset class and tax depreciation classes, and the assigned fair values, which are unable to be reliably estimate at this time. Due to the uncertainty of the amounts, no pro forma adjustments have been made in the pro forma financial statements for these items.

(d)	Amendment of warrants with CBI

For purposes of the unaudited pro forma condensed consolidated financial statements, Canopy has completed the valuation of the New Warrants and Final Warrants using a valuation date of May 9, 2019. This date reflects the most recent date practicable in the preparation of the pro forma financial statements. The estimated fair values of the New Warrants and Final Warrants are subject to change based on the actual closing date of the transaction and the valuation assumptions as of that date.

The amendments discussed above to the New Warrants do not have an effect on the consolidated statements of financial position or consolidated statements of operations, however the fair value of the New Warrants is estimated to have increased from $1.5 billion to approximately $3.4 billion as a result of this amendment.

The replacement of 38.3 million of the Final Warrants with Tranche B warrants is considered to be an extinguishment of debt with equity instruments. The fair value of the Tranche B Warrants has been estimated to be $1.517 billion. As a result, a loss of $1.517 billion will be recognized in the consolidated statement of operations, with the Tranche B Warrants recognized within equity instrument in the consolidated statements of financial position in accordance with IFRIC 19 and IAS 32.

The replacement of 12.8 million of the Final Warrants with Tranche C Warrants does not have an effect on the consolidated statements of financial position or consolidated statements of comprehensive income since the Tranche C Warrants will have nil value as they are exercisable at Canopy’s 5-day volume weighted average price of the common shares immediately prior to exercise.

The amendments will also result in a separate obligation being recognized as a financial liability in the consolidated statements of financial position in accordance with IAS 32. The financial liability will be measured at a fair value on initial recognition of $1.259 billion and subsequently measured at amortized cost using the effective interest rate method.

K-9

For purposes of the unaudited pro forma condensed consolidated financial statements based on management’s best estimates, no deferred tax balances are required to be recognized relating to the accounting for the New Warrants and Final Warrants as Canopy currently does not meet the more likely than not criteria under IAS12 to recognize deferred tax assets.

Hiku

(e)	The Hiku Acquisition was accounted for as a business combination under IFRS 3 Business Combinations.

The aggregate consideration for this transaction was $600,957, which included:

•	7,943,123 common shares with a fair value of $543,866, based on Canopy’s share price on the date of the transaction.
•	$14,487 which is comprised of $13,537 related to the fair value of the replacement options relating to pre-combination services and $949 allocated to the conversion feature of the convertible debenture.
•	A $11,994 cash payment which includes an effective settlement of a $10,000 cash advance to Hiku which was used by Hiku to pay the termination fee owed in connection with a previously announced transaction.
•	Replacement warrants with a fair value of $30,611.

The net assets acquired and considered paid for 100% ownership in Hiku has been provisionally determined at December 31, 2018 and allocated as follows:

Cash and cash equivalents	$4,089
Amounts receivable	2,996
Inventory and Biological Assets	1,772
Prepaids and other assets	1,559
Property, plant and equipment	15,846
Other Financial Assets	1,204
Intangible Assets	974
Total Assets	$28,440

Accounts payable and accrued liabilities	3,691
Debt and Other Liabilities	1,954
Total Liabilities	$5,645

Net Assets Acquired	$22,795

Consideration paid in cash	$11,994
Consideration paid in shares	543,866
Replacement Options	13,537
Replacement Warrants	30,611
Other consideration	949
Total consideration	$600,957

Goodwill	$578,162

BC Tweed

(f)	The BC Tweed Transaction has been accounted for as the acquisition of a non-controlling shareholder’s interest. The consideration paid for the Partner’s interest was estimated to be $495,386. The consideration was comprised of:

•	$1,000 cash deposit paid prior to July 5, 2018.
•	5,091,523 shares issued on closing with a fair value of $202,133 based on a share price of $39.70.
•	8,202,446 shares in escrow with a fair value of $265,253 estimated using a put option pricing model discounted to reflect management’s best estimate of the expected dates of release.
•	$27,000 representing the fair value of the contingent consideration.

K-10

The total consideration paid to acquire the Partner’s 33% interest was recorded as a charge to Equity of $422,786, which represents the excess consideration paid over the fair value of the put liability of the transaction date of $72,600.

4. PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND ADJUSTMENTS

Acreage

The unaudited pro forma condensed interim consolidated statements of operations of Canopy for the nine months ended December 31, 2018 and the unaudited pro forma condensed consolidated statements of operations of Canopy year ended March 31, 2018 have been adjusted to reflect the following transactions as if the acquisition of Acreage had been completed on April 1, 2017:

(a)	Estimated acquisition related costs of approximately $10,000 (relating to investment banker, legal, regulatory and accounting fees) have been recorded to the opening deficit of the pro forma consolidated statement of financial position of Canopy as at March 31, 2018 and reflected in the pro forma consolidated statement of operations of Canopy for the year ended March 31, 2018 on the basis that these expenses are directly incremental to the Acreage Transaction. The pro forma financial statements do not reflect a deferred tax asset that would otherwise result from tax effecting the acquisition related costs due to Canopy’s history of losses.

(b)	The fair value of the replacement warrants, replacement restricted share units and replacement options have been included in consideration as it related to the pre-combination services and the residual will be recognized as share based compensation expense over the post-combination vesting period. Share-based compensation expense includes the impact of all remaining unvested options, restricted share units and profits interest post acquisition using the Black Scholes option pricing model to establish the fair value of the securities which amounts to $62,761 for the year ended March 31, 2018 and $47,071 for the nine month period ended December 31, 2018.

(c)	Amendment of warrants with CBI

The amendments discussed above to the New Warrants do not have an effect on the consolidated statements of financial position or consolidated statements of operations.

The amendments to the Final Warrants considered to be an extinguishment of debt with debt and equity instruments results in a loss of $1.517 billion recognized in the year ended March 31, 2018. The Tranche C Warrants will have nil value as they are exercised at the fair market value of Canopy shares at the time of exercise and therefore the recognition of Tranche C Warrants does not have an effect on the consolidated statements of operations.

Hiku

The unaudited pro forma condensed interim consolidated statements of operations of Canopy for the nine months ended December 31, 2018 and the unaudited pro forma condensed consolidated statements of operations of Canopy for the year ended March 31, 2018 have been adjusted to reflect the following transactions as if the Hiku Acquisition had been completed on April 1, 2017:

(d)	Consideration for the Hiku Acquisition includes 291,629 replacement options based on an exchange ratio of 0.046 Canopy options to each Hiku option outstanding. Included in the share-based compensation expense is the impact of all remaining unvested options post acquisition using the Black Scholes option pricing model to establish the fair value of options outstanding which amounts to $3,259 for the year ended March 31, 2018 and $353 for the nine month period ended December 31, 2018, respectively, offset by Hiku’s historical share-based compensation expense of $4,900 and for the year ended March 31, 2018 and $1,007 for the nine month period ended December 31, 2018, respectively.

BC Tweed

The unaudited pro forma condensed consolidated statements of operations of Canopy year ended March 31, 2018 have been adjusted to reflect the following transactions as if the acquisition of BC Tweed had been completed on April 1, 2017:

(e)	For the year ended March 31, 2018 and nine month period ended December 31, 2018, Canopy recorded a loss in the amount of $19,900 and $16,300 related to changes in the fair value of the put liability. As a result of the pro forma effect of the BC Tweed Transaction, these fair value changes would not have occurred, and a pro forma adjustment has been recorded to remove this contributed loss.

K-11

(f)	As a result of the BC Tweed Transaction, share-based compensation expense of $954 would have been incurred due to the acceleration of the vesting of 155,158 shares and the cancellation of the remaining tranches and is recorded as a pro forma adjustment for the year ended March 31, 2018. As this amount was incurred and recognized on close of the BC Tweed Transaction within the nine months ended December 31, 2018, this amount was adjusted in the statement of operations as the transaction was assumed to have occurred as of April 1, 2017.

(g)	For the year ended March 31, 2018 Canopy recorded a Partner expense of $4,995 which represented a distribution to the Partner. As a result of the pro forma effect of the BC Tweed Transaction, this distribution would not have occurred and a pro forma adjustment has been recorded to remove this expense.

(h)	The estimated fair value of the option to acquire infrastructure at December 31, 2018 is $2,500. This is already recognized in Canopy’s statement of operations for the nine months ended December 31, 2018 and no pro forma adjustment is required.

5. PRO FORMA NET LOSS PER SHARE

The pro forma net loss per share for the nine months ended December 31, 2018 and the year ended March 31, 2018 is as follows:

FOR THE NINE MONTHS ENDED DECEMBER 31, 2018

Pro forma net loss attributable to Canopy	$(414,061)

Weighted average shares outstanding	241,806,351
Weighted average impact of shares issued relating to the acquisition of Hiku included in the period ended December 31, 2018	(3,379,748)
Weighted average impact of shares issued relating to the acquisition of BC Tweed included in the period ended December 31, 2018	(8,653,165)
Shares issued for the acquisition of Hiku	7,943,123
Shares issued for the acquisition of BC Tweed	13,293,969
Pro forma shares issued for acquisition of Acreage	62,144,385
Pro forma weighted average shares outstanding	313,154,915

Pro forma net loss per share – basic and diluted	$(1.32)

FOR THE YEAR ENDED MARCH 31, 2018

Pro forma net loss attributable to Canopy	$(1,660,624)

Weighted average shares outstanding	177,301,767
Shares issued for the acquisition of Hiku	7,943,123
Shares issued for the acquisition of BC Tweed	13,293,969
Pro forma shares issued for acquisition of Acreage	62,144,385
Pro forma weighted average shares outstanding, basic	260,683,244

Pro forma net loss per share – basic and diluted	$(6.37)

K-12

6. HIKU STATEMENT OF OPERATIONS

Hiku changed its year end from March 31 to December 31 beginning on April 1, 2017. For purposes of the unaudited pro forma statement of operations for the year ended March 31, 2018, the Hiku statement of operations for the 12 months ended March 31, 2018 have been constructed from the Hiku statement of loss for the 9 months ended December 31, 2017 and the Hiku statement of loss for the 3 months ended March 31, 2018. Furthermore, Hiku completed the acquisition of TS Brandco on January 30, 2018 and, as a result, 12 months of operations for TS Brandco are required to be included in the unaudited pro forma statement of operations. The combined statement of operations of Hiku for the 12 months ended March 31, 2018 adds Hiku’s constructed statement of operations for the 12 months ended March 31, 2018 to TS Brandco’s audited statement of loss for the 12 months ended December 31, 2017 and deducts TS Brandco’s unaudited statement of loss for the period from January 31, 2018 to March 31, 2018 in order to provide 12 months of TS Brandco’s results in the pro forma statement of operations for the year ended March 31, 2018.

K-13

The following summarizes the constructed statement of operations for Hiku:

	Hiku Brands Company Ltd.		TS Brandco Holdings Inc.
				Less: period from	Hiku
	3 months ended	9 months ended	12 months ended	January 31, 2018 to	12 months ended
	March 31, 2018	December 31, 2017	December 31, 2017	March 31, 2018	March 31, 2018

Retail sales	$246	$-	$736	$(246)	$736
Retail cost of sales	(202)	-	(563)	202	(563)
Licensing	-	-	25	-	25
Production cost of sales	(15)	(510)	-	-	(525)
Production amortization and depreciation	(13)	(22)			(35)
Gross margin before the undernoted	16	(532)	198	(44)	(362)

Unrealized gain on change of fair value in Biological assets	396	264	-	-	660
Gross margin	412	(268)	198	(44)	298

Sales and marketing	1,126	925	895	(422)	2,524
General and administration	2,789	887	2,840	(1,599)	4,917
Professional fees	471	275	1,320	(283)	1,783
Stock based compensation	3,003	741	1,156	-	4,900
Accretion on convertible debentures	411	-	-	-	411
Depreciation and amortization	46	66	260	(8)	364
	7,846	2,894	6,471	(2,311)	14,900
Loss from operations	(7,434)	(3,162)	(6,273)	2,267	(14,602)

Listing costs	-	(3,925)	-	-	(3,925)
Interest income (expense), net	45	-	(15)	36	66
Unrealized gain (loss) on investments	(238)	-	543	290	595
Realized gain (loss) on investments	4	-	-	-	4
Other income, net	15	(1)	(1)	-	13
Loss before income taxes	$(7,608)	$(7,088)	$(5,746)	$2,594	$(17,848)

Income tax (expense) recovery	-	848	-	-	848
Net loss and comprehensive loss	$(7,608)	$(6,240)	$(5,746)	$2,594	$(17,000)

K-14

Note 7: Foreign exchange translation

(a)	The assets and liabilities of Acreage, which has a USD reporting and functional currency, are translated at the exchange rate of $1.3642 which was in effect as at December 31, 2018.

Consolidated Statement of Financial Position

(unaudited - expressed in thousands of dollars)

As at December 31, 2018

	Acreage	Acreage
	Holdings	Holdings
	Inc. (USD)	Inc. (CAD)
ASSETS
Current assets
Cash and cash equivalents	104,943	143,163
Restricted cash	95	130
Marketable securities	149,090	203,389
Biological assets	8,440	11,514
Inventory	17,656	24,086
Other current assets	5,830	7,953
Total current assets	286,054	390,235
Non-current assets
Property, plant and equipment	45,043	61,448
Long-term promissory notes receivable	27,431	37,421
Investments in associates and joint ventures	3,844	5,244
Intangible assets	153,953	210,023
Goodwill	32,116	43,813
Deferred acquisition costs and deposits	22,100	30,149
Other non-current assets	1,280	1,746
TOTAL ASSETS	571,821	780,079

LIABILITIES AND EQUITY
Current liabilities
Accounts payable, accrued liabilities	5,337	7,281
Taxes payable	218	297
Interest payable	541	738
Current portion of long-term debt	15,144	20,659
Other current liabilities	10,711	14,613
Total current liabilities	31,951	43,588
Non-current liabilities
Long-term debt	491	670
Deferred tax liability	30,527	41,645
Other long-term liabilities	1,129	1,540
TOTAL LIABILITIES	64,098	87,443

SHAREHOLDERS’ EQUITY
Shareholders’ equity	529,903	722,894
Other reserves	89,262	121,771
Deficit	(235,261)	(320,943)
Equity attributable to Canopy Growth Corporation	383,904	523,722
Non-controlling interests	123,819	168,914
TOTAL EQUITY	507,723	692,636
TOTAL LIABILITIES AND EQUITY	571,821	780,079

K-15

(b)	The revenues and expenses of Acreage, which has a USD reporting and functional currency, are translated to Canadian dollars at the average exchange rate of $1.2986 for the year ended December 31, 2017.

Consolidated Statement of Operations and Comprehensive Loss

(unaudited - expressed in thousands of dollars)

Twelve months ended December 31, 2017

	Acreage	Acreage
	Holdings	Holdings
	Inc. (USD)	Inc. (CAD)
Revenues, net	7,743	10,055
Cost of good sold	(4,767)	(6,190)
Gross profit	2,976	3,865

Operating Expenses
General and administrative	5,001	6,494
Compensation expense	4,790	6,220
Marketing	212	275
Depreciation and amortization	20	26
Total operating expenses	10,023	13,015
Net operating loss	(7,047)	(9,150)

Income from investments, net	2,313	3,004
Interest income from promissory notes receivable	330	429
Interest expense	(1,465)	(1,902)
Change in fair market value of derivative liabilities	215	279
Other loss, net	(1,156)	(1,501)
Total other income (loss)	237	309

Net loss before income taxes	(6,810)	(8,841)
Income tax expense	(806)	(1,047)
Net loss and comprehensive loss	(7,616)	(9,888)

Less: net loss and comprehensive loss attributable to non-controlling interests	(613)	(796)
Net loss and comprehensive loss attributable to Acreage Holdings, Inc.	(7,003)	(9,092)

K-16

(c)	The revenues and expenses of Acreage, which has a USD reporting and functional currency, are translated to Canadian dollars at the average exchange rate of $1.2876 for the nine month ended September 30, 2018.

Consolidated Statement of Operations and Comprehensive Loss

(unaudited - expressed in thousands of dollars)

Nine months ended September 30, 2018

	Acreage	Acreage
	Holdings	Holdings
	Inc. (USD)	Inc. (CAD)
Revenues, net	10,652	13,716
Cost of good sold	(6,858)	(8,830)
Gross profit excluding fair value items	3,794	4,886
Realized fair value amounts included in inventory sold	(400)	(515)
Unrealized fair value gain on growth of biological assets	3,097	3,988
Gross profit	6,491	8,359

Operating Expenses
General and administrative	13,210	17,009
Compensation expense	10,210	13,146
Marketing	1,049	1,351
Depreciation and amortization	1,844	2,374
Total operating expenses	26,313	33,880
Net operating loss	(19,822)	(25,521)

Income from investments, net	23,119	29,768
Interest income from promissory notes receivable	504	649
Interest expense	(5,238)	(6,744)
Change in fair market value of derivative liabilities	897	1,155
Other loss, net	(862)	(1,110)
Total other income (loss)	18,420	23,718

Net loss before income taxes	(1,402)	(1,803)
Income tax expense	(655)	(843)
Net loss and comprehensive loss	(2,057)	(2,646)

Less: net loss and comprehensive loss attributable to non-controlling interests	730	940
Net loss and comprehensive loss attributable to Acreage Holdings, Inc.	(2,787)	(3,586)

K-17

APPENDIX “L”

COMPARISON OF SHAREHOLDER RIGHTS UNDER THE BCBCA AND CBCA

Following is a summary of certain differences between the BCBCA and the CBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their own legal or other professional advisors with regard to all of the implications of the Acquisition which may be of importance to them.

Charter Documents

Under the BCBCA, the charter documents consist of a “notice of articles”, which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and “articles” which govern the management of the corporation. The notice of articles is filed with the Registrar of Companies under the BCBCA, while articles are filed only with the corporation’s records office. A public corporation is required to file the “notice of articles” and “articles” on its SEDAR profile at www.sedar.com.

Under the CBCA, a corporation’s charter documents consist of “articles of incorporation”, which set forth, among other things, the name of the corporation, the province in Canada where the registered office is to be situated, the amount and type of authorized capital, and the “by-laws,” which govern the management of the corporation. The articles are filed with the Director under the CBCA and the by-laws are filed at the corporation’s registered office, or at another place in Canada designated by the corporation’s directors. A public corporation is required to file its “articles of incorporation” and its “bylaws” on its SEDAR profile at www.sedar.com.

Ability to Set Necessary Levels of Shareholder Consent

Under the BCBCA, a corporation, in its articles, can establish levels for various shareholder approvals (other than those prescribed by the BCBCA). The percentage of votes required for a “special resolution” can be specified in the articles and may be no less than two-thirds and no more than three-quarters of the votes cast. The CBCA does not provide for flexibility on shareholder approvals, which are either ordinary resolutions passed by a majority of the votes cast or, where specified in the CBCA, special resolutions which must be passed by two-thirds of the votes cast.

Amendments to the Charter Documents of a Corporation

Changes to the notice of articles of a corporation under the BCBCA will be effected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name, consolidation, creation of new classes or series of shares or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than 66 2/3% of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the corporation’s articles, approval by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction generally requires that shareholders approve the adoption of the amalgamation agreement or the continuance by way of a special resolution.

Under the CBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than 66 2/3% of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate a CBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

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Change of Name and Consolidation

The CBCA provides that a special resolution is required in order to change a corporation’s name or to consolidate or split its issued and outstanding capital. Under the BCBCA, if specified in a corporation’s articles, such changes may be approved by a directors’ resolution.

Sale of Business or Assets

Under the BCBCA, the directors of a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a “special majority”, which means the majority specified in a corporation’s articles, if such specified majority is at least two-thirds and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation. If the articles do not contain a provision stipulating the special majority, then a special resolution is passed by at least two-thirds of the votes cast on the resolution.

The CBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation that is other than in the ordinary course of business of the corporation. Holders of shares of a class or series, whether or not they are otherwise entitled to vote, can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a corporation, may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

(a)	alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

(b)	adopt an amalgamation agreement;

(c)	approve an amalgamation whereby the corporation will be amalgamated to form an amalgamated foreign corporation under Division 4 of Part 9 of the BCBCA;

(d)	approve an arrangement, the terms of which arrangement permit dissent;

(e)	authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation’s undertaking; or

(f)	authorize the continuation of the corporation into a jurisdiction other than British Columbia.

In certain circumstances, shareholders may also be entitled to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

The CBCA contains a similar dissent remedy to that contained in the BCBCA, although the procedure for exercising this remedy is different. Subject to specified exceptions, dissent rights are available where the corporation resolves to:

(a)	amend its articles to add, remove or change restrictions any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on;

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(c)	amalgamate with another corporation;

(d)	be continued under the Laws of another jurisdiction;

(e)	sell, lease or exchange all or substantially all its property; or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Oppression Remedies

Under the CBCA, a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates:

(a)	any act or omission of a corporation or its affiliates effects a result;

(b)	the business or affairs of a corporation or its affiliates are or have been carried on or conducted in a manner; or

(c)	the powers of the directors of the corporation or any of its affiliates are, have been exercised in a manner,

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The oppression remedy under the BCBCA is similar to the remedy found in the CBCA, with a few differences. Under the CBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the corporation. Under the BCBCA the applicant must bring the application in a timely manner, which is not required under the CBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the CBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Under the CBCA a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities; under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the CBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its Subsidiaries. The complainant must provide the directors of the corporation or its Subsidiary with fourteen days’ notice of the complainant’s intention to apply to the court to bring a derivative action.

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Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more of them holding more than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may send notice of a general meeting to be held to transact the business stated in the requisition.

The CBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable securities Laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The CBCA also contains provisions prescribing the form and content of notices of meeting and information circulars. Under the CBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited, to each director and to the corporation. Pursuant to the CBCA a person may solicit proxies without sending a dissident’s proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Place of Shareholders’ Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (i) a location outside the province of British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside of the province of British Columbia for holding of the general meeting and the location of the meeting is approved by the resolution required by the articles for that purpose or by ordinary resolution if no resolution is required for that purpose by the articles; or (iii) if the location for the meeting is approved in writing by the registrar before the meeting is held.

The CBCA requires all meetings of shareholders to be held at a place within Canada provided in the by-laws unless a location outside of Canada is specified in the articles or the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Number of Directors and Residency Requirements

The BCBCA provides that a public corporation must have at least three directors but does not have any residency requirements for directors.

The CBCA also requires a minimum of three directors for a public corporation, but requires that at least two of those directors be unrelated parties. Further, at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

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Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles.

The CBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the CBCA requires the resolution to be passed by a majority of votes cast by the shareholders who voted in respect of that resolution. The CBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Meaning of “Insolvent”

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the CBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Under the CBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Under the CBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that (i) the corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Shareholder Proposals

The BCBCA includes a more detailed regime for shareholders’ proposals than the CBCA. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for at least two years before signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, C$2,000).

The CBCA allows a registered holder or beneficial owner of shares that are entitled to be voted at an annual meeting of shareholders submit a notice of a proposal.

Compulsory Acquisition

The CBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror.

The BCBCA provides a substantively similar right although there are differences in the procedures and process. Unlike the CBCA, the BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder’s securities on the same terms contained in the original offer.

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Investigation/Appointment of Inspectors

Under the BCBCA, a corporation may appoint an inspector to investigate the affairs and management of a corporation by special resolution. Shareholders holding at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.

Under the CBCA, shareholders can apply to the court for the appointment of an inspector. Unlike the BCBCA, the CBCA does not require an applicant to hold a specified number of shares for a court order application, nor does it permit the corporation to commence an investigation by way of approval by special resolution of a corporation’s shareholders.

Dividends

Under the BCBCA, a corporation may pay dividends to its shareholders by shares or property, including money, unless the corporation is insolvent or the payment of the dividends would render the corporation insolvent.

Under the CBCA, a corporation may pay dividends in the same forms as are permitted under the BCBCA, however, a corporation must not pay dividends if the corporation is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

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